Semiannual Report

September 30, 2015

Ivy Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS

Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Hermann, CFA

Dear Shareholder,

Over the six months since our last report to you, we've seen a few surprises and some familiar patterns. U.S. economic growth remains acceptable, developed economies overseas have shown very modest growth, while China's is slowing but still positive. Market volatility around the world in late summer led the U.S. Federal Reserve (Fed) to delay an increase in interest rates.

Growth outside the U.S., though very slow, has been buoyed by Japan and Europe's very aggressive monetary policies. In August, China surprised markets and devalued its currency. Markets sold off sharply on worries of slower growth and additional currency devaluation measures. Increased volatility and deflation fears from lower commodity prices drove risk-free interest rates sharply lower in developed-market economies.

In the U.S., the Fed remains steadfast in stating rates will rise slowly, the timing of which will be data dependent. The strength of the labor market will be closely watched, given weaker job growth in September, as will the level of wage increases.

We believe the economic foundation in the U.S. remains less than robust, so the odds of a rate increase by December are no better than even. When the Fed does implement a rate increase, it should be small enough not to disrupt economic growth. The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key uncertainties for the months ahead. Improving U.S. jobs, very low inflation and low interest rates create a favorable environment.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/15	3/31/15
S&P 500 Index	1,920.03	2,067.89
MSCI EAFE Index	1644.40	1,849.34
10-Year Treasury Yield	2.06%	1.94%
U.S. unemployment rate	5.10%	5.50%
30-year fixed mortgage rate	3.86%	3.69%
Oil price per barrel	$ 45.09	$ 47.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$877.90	$4.60	$1,000	$1,020.18	$4.95	0.98%
Class B**	$1,000	$874.70	$8.15	$1,000	$1,016.42	$8.77	1.73%
Class C	$1,000	$875.00	$7.97	$1,000	$1,016.60	$8.57	1.70%
Class E	$1,000	$877.90	$4.69	$1,000	$1,020.05	$5.05	1.00%
Class I	$1,000	$879.20	$3.48	$1,000	$1,021.35	$3.74	0.75%
Class R	$1,000	$876.60	$6.29	$1,000	$1,018.37	$6.76	1.34%
Class R6	$1,000	$879.40	$2.82	$1,000	$1,022.11	$3.03	0.60%
Class Y	$1,000	$878.20	$4.60	$1,000	$1,020.18	$4.95	0.98%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES
Ivy Funds

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Balanced Fund							
Class A	$1,000	$927.70	$ 5.30	$1,000	$1,019.55	$ 5.55	1.10%
Class B**	$1,000	$924.50	$ 8.85	$1,000	$1,015.90	$ 9.27	1.83%
Class C	$1,000	$924.40	$ 8.66	$1,000	$1,016.11	$ 9.07	1.79%
Class E***	$1,000	$928.40	$ 4.53	$1,000	$1,020.35	$ 4.75	0.94%
Class I	$1,000	$928.80	$ 4.05	$1,000	$1,020.84	$ 4.24	0.85%
Class R	$1,000	$926.00	$ 6.93	$1,000	$1,017.87	$ 7.26	1.44%
Class R6	$1,000	$929.60	$ 3.38	$1,000	$1,021.59	$ 3.54	0.70%
Class Y	$1,000	$927.30	$ 5.30	$1,000	$1,019.60	$ 5.55	1.09%
Ivy Energy Fund							
Class A	$1,000	$791.20	$ 6.54	$1,000	$1,017.72	$ 7.36	1.47%
Class B**	$1,000	$787.60	$10.46	$1,000	$1,013.40	$11.78	2.33%
Class C	$1,000	$788.50	$ 9.57	$1,000	$1,014.37	$10.78	2.14%
Class E***	$1,000	$792.30	$ 5.38	$1,000	$1,019.07	$ 6.06	1.20%
Class I	$1,000	$792.90	$ 4.93	$1,000	$1,019.58	$ 5.55	1.10%
Class R	$1,000	$790.40	$ 7.61	$1,000	$1,016.61	$ 8.57	1.69%
Class R6	$1,000	$793.20	$ 4.21	$1,000	$1,020.34	$ 4.75	0.94%
Class Y	$1,000	$792.10	$ 6.09	$1,000	$1,018.28	$ 6.86	1.36%
Ivy Global Natural Resources Fund							
Class A	$1,000	$802.80	$ 7.21	$1,000	$1,017.06	$ 8.07	1.60%
Class B**	$1,000	$799.00	$11.60	$1,000	$1,012.17	$12.98	2.58%
Class C	$1,000	$800.30	$10.17	$1,000	$1,013.79	$11.38	2.25%
Class E	$1,000	$804.00	$ 5.77	$1,000	$1,018.70	$ 6.46	1.27%
Class I	$1,000	$804.70	$ 5.23	$1,000	$1,019.28	$ 5.86	1.15%
Class R	$1,000	$802.40	$ 7.84	$1,000	$1,016.37	$ 8.77	1.74%
Class R6	$1,000	$805.40	$ 4.42	$1,000	$1,020.13	$ 4.95	0.99%
Class Y	$1,000	$803.60	$ 6.31	$1,000	$1,018.08	$ 7.06	1.40%
Ivy Global Real Estate Fund							
Class A	$1,000	$919.60	$ 7.29	$1,000	$1,017.49	$ 7.67	1.51%
Class B**	$1,000	$915.30	$12.26	$1,000	$1,012.25	$12.88	2.56%
Class C	$1,000	$914.40	$13.11	$1,000	$1,011.40	$13.78	2.73%
Class I	$1,000	$920.10	$ 7.78	$1,000	$1,017.01	$ 8.17	1.61%
Class R	$1,000	$916.40	$10.64	$1,000	$1,013.97	$11.18	2.21%
Class Y	$1,000	$919.30	$ 7.29	$1,000	$1,017.51	$ 7.67	1.51%
Ivy Global Risk-Managed Real Estate Fund							
Class A	$1,000	$941.20	$ 7.38	$1,000	$1,017.48	$ 7.67	1.51%
Class B**	$1,000	$937.50	$11.33	$1,000	$1,013.37	$11.78	2.36%
Class C	$1,000	$937.50	$11.53	$1,000	$1,013.22	$11.98	2.36%
Class I	$1,000	$942.10	$ 6.89	$1,000	$1,017.98	$ 7.16	1.41%
Class R	$1,000	$939.30	$ 9.79	$1,000	$1,014.98	$10.18	2.01%
Class Y	$1,000	$941.30	$ 7.28	$1,000	$1,017.60	$ 7.57	1.51%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Real Estate Securities Fund							
Class A	$1,000	$924.00	$ 7.12	$1,000	$1,017.69	$ 7.47	1.48%
Class B**	$1,000	$919.90	$11.42	$1,000	$1,013.15	$11.98	2.39%
Class C	$1,000	$921.20	$10.47	$1,000	$1,014.12	$10.98	2.19%
Class E	$1,000	$923.70	$ 7.69	$1,000	$1,017.05	$ 8.07	1.60%
Class I	$1,000	$926.10	$ 5.01	$1,000	$1,019.92	$ 5.25	1.03%
Class R	$1,000	$923.40	$ 7.89	$1,000	$1,016.82	$ 8.27	1.65%
Class R6	$1,000	$926.90	$ 4.24	$1,000	$1,020.70	$ 4.45	0.87%
Class Y	$1,000	$925.30	$ 6.06	$1,000	$1,018.74	$ 6.36	1.27%
Ivy Science and Technology Fund							
Class A	$1,000	$863.60	$ 5.87	$1,000	$1,018.74	$ 6.36	1.26%
Class B**	$1,000	$860.40	$ 9.40	$1,000	$1,015.00	$10.18	2.01%
Class C	$1,000	$860.60	$ 9.12	$1,000	$1,015.28	$ 9.87	1.95%
Class E	$1,000	$862.80	$ 6.61	$1,000	$1,017.93	$ 7.16	1.42%
Class I	$1,000	$864.80	$ 4.57	$1,000	$1,020.21	$ 4.95	0.97%
Class R	$1,000	$862.10	$ 7.36	$1,000	$1,017.21	$ 7.97	1.57%
Class R6	$1,000	$865.40	$ 3.82	$1,000	$1,020.95	$ 4.14	0.82%
Class Y	$1,000	$863.70	$ 5.68	$1,000	$1,018.98	$ 6.16	1.22%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2015, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

*** Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

Asset Allocation

Stocks	**70.1%**
Consumer Discretionary	17.2%
Information Technology	13.0%
Consumer Staples	11.0%
Financials	10.6%
Health Care	9.6%
Energy	5.4%
Industrials	3.3%
Bullion (Gold)	**3.7%**
Purchased Options	**0.1%**
Bonds	**11.5%**
Corporate Debt Securities	6.2%
United States Government and Government Agency Obligations	5.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**14.6%**

Country Weightings

North America	**58.7%**
United States	58.7%
Europe	**14.8%**
United Kingdom	10.0%
Other Europe	4.8%
Pacific Basin	**8.1%**
Bullion (Gold)	**3.7%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**14.7%**

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	246/313	79
3 Year	41/212	20
5 Year	38/131	29
10 Year	3/44	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
SABMiller plc	United Kingdom	Consumer Staples	Brewers
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Coca-Cola Co. (The)	United States	Consumer Staples	Soft Drinks
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Kraft Foods Group, Inc.	United States	Consumer Staples	Packaged Foods & Meats
Microsoft Corp.	United States	Information Technology	Systems Software
Adobe Systems, Inc.	United States	Information Technology	Application Software

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.5%		
Limited Brands, Inc. (A)	3,151	$ 284,002
Auto Parts & Equipment – 2.5%		
Continental AG (B)	1,183	252,631
Delphi Automotive plc	2,882	219,109
		471,740
Cable & Satellite – 0.7%		
Comcast Corp., Class A	2,144	121,974
Casinos & Gaming – 1.6%		
Galaxy Entertainment Group (B)	117,226	300,249
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The) (A)	3,387	391,142
Leisure Products – 3.0%		
Media Group Holdings LLC, Series H (C)(D)(E)(F)	640	184,179
Media Group Holdings LLC, Series I (C)(D)(E)(F)	381	150,342
Media Group Holdings LLC, Series T (C)(D)(E)(F)	80	212,306
		546,827
Movies & Entertainment – 3.7%		
Delta Topco Ltd. (C)	718,555	360,125
Legend Pictures LLC (C)(D)(E)(F)	190	320,514
		680,639
Restaurants – 2.1%		
Chipotle Mexican Grill, Inc., Class A (D)	200	143,762
McDonald's Corp.	2,441	240,482
		384,244
Total Consumer Discretionary – 17.2%		**3,180,817**
Consumer Staples		
Brewers – 2.4%		
SABMiller plc (B)	7,830	443,406
Hypermarkets & Super Centers – 0.5%		
Costco Wholesale Corp.	692	99,970
Packaged Foods & Meats – 2.9%		
Kraft Foods Group, Inc.	5,238	369,663
Mead Johnson Nutrition Co. (A)	2,368	166,678
		536,341
Soft Drinks – 3.2%		
Coca-Cola Co. (The)	9,883	$ 396,486
PepsiCo, Inc.	2,129	200,718
		597,204
Tobacco – 2.0%		
ITC Ltd. (B)	11,161	55,964
Philip Morris International, Inc.	3,967	314,734
		370,698
Total Consumer Staples – 11.0%		**2,047,619**
Energy		
Oil & Gas Equipment & Services – 0.6%		
Halliburton Co.	3,146	111,194
Oil & Gas Exploration & Production – 1.3%		
Anadarko Petroleum Corp.	1,049	63,373
EOG Resources, Inc.	329	23,973
Noble Energy, Inc.	4,833	145,857
		233,203
Oil & Gas Refining & Marketing – 2.3%		
Phillips 66	5,453	419,016
Oil & Gas Storage & Transportation – 1.2%		
Plains GP Holdings L.P., Class A (A)	13,195	230,914
Total Energy – 5.4%		**994,327**
Financials		
Diversified Banks – 4.2%		
Axis Bank Ltd. (B)	20,564	155,948
Banca Intesa S.p.A. (B)	67,472	238,360
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	8,435	50,964
State Bank of India (B)	20,774	75,360
Wells Fargo & Co. (A)	5,211	267,559
		788,191
Life & Health Insurance – 2.3%		
AIA Group Ltd. (B)	82,848	430,873
Other Diversified Financial Services – 4.1%		
Citigroup, Inc.	8,472	420,286
JPMorgan Chase & Co.	5,485	334,421
		754,707
Total Financials – 10.6%		**1,973,771**
Health Care		
Biotechnology – 3.7%		
Alexion Pharmaceuticals, Inc. (D)	990	154,857
Amgen, Inc.	2,031	280,886
Biogen, Inc. (A)(D)	873	254,809
		690,552
Health Care Equipment – 0.6%		
Medtronic plc	1,801	$ 120,532
Managed Health Care – 0.5%		
Anthem, Inc.	653	91,364
Pharmaceuticals – 4.8%		
Allergan plc (D)	1,157	314,533
Bristol-Myers Squibb Co.	2,932	173,575
Pfizer, Inc.	9,732	305,673
Shire Pharmaceuticals Group plc ADR	448	92,025
		885,806
Total Health Care – 9.6%		**1,788,254**
Industrials		
Aerospace & Defense – 0.6%		
Lockheed Martin Corp.	483	100,193
Construction & Engineering – 0.8%		
Larsen & Toubro Ltd. (B)	6,756	151,431
Construction Machinery & Heavy Trucks – 0.2%		
AB Volvo, Class B (B)	3,236	30,994
Industrial Machinery – 1.7%		
FANUC Ltd. (B)	965	148,485
Ingersoll-Rand plc	3,379	171,562
		320,047
Total Industrials – 3.3%		**602,665**
Information Technology		
Application Software – 3.7%		
Adobe Systems, Inc. (A)(D)	4,459	366,603
Intuit, Inc. (G)	3,560	315,977
		682,580
Data Processing & Outsourced Services – 2.5%		
Alliance Data Systems Corp. (D)	858	222,308
Visa, Inc., Class A (A)	3,584	249,627
		471,935
Internet Software & Services – 2.3%		
Alibaba Group Holding Ltd. ADR (D)	2,653	156,427
Google, Inc., Class A (D)	432	275,584
		432,011
IT Consulting & Other Services – 2.1%		
Cognizant Technology Solutions Corp., Class A (D)(G)	6,231	390,102

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 0.4%		
Applied Materials, Inc.	4,593	$ 67,469
Systems Software – 2.0%		
Microsoft Corp.	8,290	366,936
Total Information Technology – 13.0%		**2,411,033**
TOTAL COMMON STOCKS – 70.1%		**$12,998,486**
(Cost: $13,155,942)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
EOG Resources, Inc., Call $105.00, Expires 10-16-15, OTC (Ctrpty: Citibank N.A.)	15,040	53
German Stock Index, Call EUR12,500.00, Expires 12-18-15, OTC (Ctrpty: Barclays Bank plc) (H)	7,475	146
Google, Inc., Class A, Call $765.00, Expires 12-18-15, OTC (Ctrpty: Deutsche Bank AG)	1,325	341
Micron Technology, Inc., Call $31.00, Expires 10-16-15, OTC (Ctrpty: UBS AG)	9,024	13
Microsoft Corp., Call $50.00, Expires 1-15-16, OTC (Ctrpty: Bank of America N.A.)	64,837	2,561
S&P 500 Index, Put $1,875.00, Expires 10-16-15	10,364	22,853
TOTAL PURCHASED OPTIONS – 0.1%		**$ 25,967**
(Cost: $68,474)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Automobile Manufacturers – 0.8%		
Aston Martin Holdings Ltd., 10.250%, 7-15-18 (I)(J)	$148,941	$ 141,236
Movies & Entertainment – 5.4%		
Delta Topco Ltd., 10.000%, 11-24-60 (C)(I)	662,848	662,849
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18 (F)	351,700	346,600
		1,009,449
Total Consumer Discretionary – 6.2%		**1,150,685**
TOTAL CORPORATE DEBT SECURITIES – 6.2%		**$1,150,685**
(Cost: $1,169,697)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5-15-18 (K)	236	11
5.500%, 3-15-23 (K)	227	18
5.500%, 10-15-25 (K)	522	73
5.500%, 1-15-33 (K)	228	48
5.500%, 5-15-33 (K)	401	75
6.000%, 11-15-35 (K)	421	85
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (K)	390	52
5.500%, 8-25-33 (K)	836	145
5.500%, 12-25-33 (K)	261	12
5.500%, 4-25-34 (K)	810	147
5.500%, 8-25-35 (K)	917	172
5.500%, 11-25-36 (K)	1,445	265

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3-20-32 (K)	$ 70	$ 1
7.000%, 5-20-33 (K)	1,788	464
5.500%, 11-20-33 (K)	14	—*
5.500%, 7-20-35 (K)	526	98
		1,666
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 1,666**
(Cost: $1,691)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 5.3%		
U.S. Treasury Bonds, 2.875%, 8-15-45	270,941	270,969
U.S. Treasury Notes:		
1.625%, 7-31-20	215,567	218,234
2.000%, 8-15-25	498,335	495,934
		985,137
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.3%		**$985,137**
(Cost: $985,651)		

BULLION – 3.7%	Troy Ounces	
Gold	611	**682,401**
(Cost: $737,644)		

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 0.3%		
Bank of America N.A.:		
0.250%, 11-2-15	$ 25,000	25,006
0.250%, 11-9-15	25,000	25,007
		50,013
Commercial Paper (L) – 11.3%		
Air Products and Chemicals, Inc.:		
0.170%, 10-1-15	9,000	9,000
0.160%, 10-2-15	20,000	20,000
0.180%, 10-9-15	10,000	10,000
0.160%, 10-19-15	14,000	13,999
Baxter International, Inc.:		
0.340%, 10-9-15	25,000	24,998
0.260%, 10-21-15	10,000	9,998
Becton Dickinson & Co.:		
0.360%, 10-5-15	33,000	32,999
0.480%, 10-7-15	25,000	24,999
0.480%, 10-8-15	16,000	15,999
0.260%, 10-19-15	20,000	19,997

Ivy Asset Strategy Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
Bemis Co., Inc.:		
0.330%, 10-9-15	$11,000	$10,999
0.250%, 10-14-15	10,000	9,999
0.250%, 10-16-15	8,000	7,999
0.260%, 10-20-15	19,000	18,997
BMW U.S. Capital LLC (GTD by BMW AG):		
0.170%, 10-1-15	75,000	75,000
0.160%, 10-8-15	20,000	19,999
CA GO Notes, Ser B-5 (Taxable), (GTD by U.S. Bank N.A.),		
0.150%, 11-3-15	13,733	13,733
Campbell Soup Co.:		
0.400%, 10-9-15	16,825	16,824
0.190%, 10-16-15	18,100	18,098
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.140%, 10-1-15	90,000	90,000
Corporacion Andina de Fomento,		
0.180%, 11-24-15	31,900	31,891
E.I. du Pont de Nemours and Co.:		
0.190%, 10-5-15	55,000	54,999
0.160%, 10-14-15	33,500	33,498
Ecolab, Inc.:		
0.320%, 10-2-15	12,000	12,000
0.300%, 11-17-15	10,000	9,996
EMC Corp.,		
0.210%, 11-24-15	17,082	17,076
Essilor International S.A.:		
0.180%, 10-1-15	30,000	30,000
0.170%, 10-5-15	40,000	39,999
0.170%, 10-7-15	30,000	29,999
Federal Home Loan Bank,		
0.110%, 12-8-15	15,420	15,417
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.300%, 10-9-15	15,000	14,999
0.250%, 10-13-15	15,000	14,999
0.250%, 10-16-15	20,000	19,998
0.270%, 10-26-15	15,000	14,997
John Deere Canada ULC (GTD by Deere & Co.):		
0.120%, 10-14-15	10,000	9,999
0.120%, 10-15-15	20,000	19,999
John Deere Financial Ltd. (GTD by John Deere Capital Corp.):		
0.150%, 10-2-15	26,100	26,100
0.120%, 10-13-15	10,000	10,000
John Deere Financial, Inc. (GTD by John Deere Capital Corp.):		
0.180%, 10-5-15	20,000	20,000
0.120%, 10-15-15	30,000	29,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
Kellogg Co.:		
0.330%, 10-1-15	$ 15,000	$ 15,000
0.350%, 10-2-15	18,000	18,000
0.360%, 10-5-15	25,000	24,999
0.250%, 10-14-15	10,000	9,999
0.250%, 10-15-15	10,000	9,999
L Air Liquide S.A.:		
0.180%, 10-2-15	10,000	10,000
0.200%, 10-9-15	72,000	71,997
0.160%, 10-21-15	26,000	25,998
0.160%, 10-22-15	10,000	9,999
Medtronic Global Holdings SCA:		
0.320%, 10-1-15	125,000	124,999
0.230%, 10-21-15	25,000	24,997
Microsoft Corp.,		
0.060%, 10-20-15	63,692	63,690
Mondelez International, Inc.:		
0.350%, 10-2-15	31,250	31,250
0.350%, 10-6-15	3,535	3,535
0.350%, 10-7-15	20,300	20,299
0.260%, 10-19-15	15,000	14,998
National Oilwell Varco, Inc.:		
0.200%, 10-6-15	48,000	47,999
0.240%, 10-7-15	41,000	40,999
0.150%, 10-14-15	28,500	28,498
NBCUniversal Enterprise, Inc.:		
0.340%, 10-1-15	14,000	14,000
0.400%, 10-7-15	30,000	29,998
Northern Illinois Gas Co.:		
0.220%, 10-1-15	14,100	14,100
0.310%, 10-6-15	16,800	16,799
Novartis Finance Corp. (GTD by Novartis AG),		
0.120%, 10-16-15	40,000	39,998
PACCAR Financial Corp. (GTD by PACCAR, Inc.),		
0.170%, 10-26-15	7,600	7,599
Pfizer, Inc.,		
0.100%, 11-17-15	50,000	49,993
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.250%, 10-30-15	5,002	5,001
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.180%, 10-7-15	5,821	5,821
St. Jude Medical, Inc.:		
0.220%, 10-13-15	21,000	20,998
0.240%, 10-26-15	1,000	1,000
0.250%, 11-2-15	20,000	19,995
The Regents of the Univ of CA, Gen Rev Bonds, SerB (Var Rate Demand Bonds):		
0.140%, 10-6-15	11,000	10,996
0.140%, 10-7-15	22,901	22,901
0.080%, 10-13-15	40,095	40,094
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.150%, 10-8-15	25,000	24,999
Unilever Capital Corp. (GTD by Unilever N.V.),		
0.120%, 10-13-15	50,000	49,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
United Technologies Corp.,		
0.170%, 10-5-15	$35,000	$ 34,999
Virginia Electric and Power Co.:		
0.440%, 10-5-15	50,000	49,998
0.270%, 10-7-15	45,000	44,998
0.220%, 10-14-15	16,000	15,999
0.220%, 10-15-15	25,000	24,998
Wal-Mart Stores, Inc.,		
0.100%, 11-16-15	25,000	24,997
		2,087,135
Master Note – 0.0%		
Toyota Motor Credit Corp.,		
0.200%, 10-7-15 (M)	435	435
Municipal Obligations – 2.9%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.),		
0.010%, 10-7-15 (M)	17,000	17,000
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.),		
0.010%, 10-7-15 (M)	5,000	5,000
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.),		
0.180%, 11-3-15	10,000	10,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America N.A.),		
0.010%, 10-1-15 (M)	17,400	17,400
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.),		
0.010%, 10-1-15 (M)	12,386	12,386
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.),		
0.010%, 10-1-15 (M)	24,701	24,701
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government),		
0.030%, 10-7-15 (M)	1,443	1,443

Ivy Asset Strategy Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (M)	$26,375	$26,375
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.020%, 10-7-15 (M)	7,045	7,045
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.230%, 10-1-15 (M)	24,475	24,475
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (M)	19,510	19,510
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (M)	6,000	6,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 10-7-15 (M)	31,600	31,600
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (M)	1,905	1,905
IL Fin Auth, Adj Rate Demand Rev Bonds (Chicago Symphony Orchestra), Ser 2008 (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (M)	24,965	24,965
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.020%, 10-7-15 (M)	855	855
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.020%, 10-1-15 (M)	9,000	9,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.010%, 10-1-15 (M)	28,600	28,600

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.010%, 10-1-15 (M)	$10,000	$10,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.010%, 10-7-15 (M)	6,605	6,605
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.020%, 10-1-15 (M)	25,077	25,077
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	19,000	19,000
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	30,810	30,810
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	26,838	26,838
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	1,800	1,800
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	19,894	19,894
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 10-7-15 (M)	10,084	10,084
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.020%, 10-7-15 (M)	7,000	7,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A, 0.020%, 10-7-15 (M)	10,000	10,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.020%, 10-7-15 (M)	$ 7,250	$ 7,250
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), 0.020%, 10-7-15 (M)	9,500	9,500
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.020%, 10-7-15 (M)	3,000	3,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.010%, 10-7-15 (M)	5,300	5,300
NYC GO Bonds, Fiscal 2008 Series L-4, 0.010%, 10-1-15 (M)	13,000	13,000
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada), 0.220%, 10-19-15	7,793	7,793
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.010%, 10-7-15 (M)	14,751	14,751
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.040%, 10-7-15 (M)	1,900	1,900
The Regents of the Univ of CA, Commercial Paper Notes, Ser B (Taxable), 0.150%, 11-3-15	12,500	12,498
The Regents of the Univ of CA, Gen Rev Bonds, SerAL (Var Rate Demand Bonds), 0.020%, 10-7-15 (M)	14,000	14,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.010%, 10-7-15 (M)	6,000	6,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.010%, 10-1-15 (M)	10,267	10,267

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.010%, 10-1-15 (M)	$5,140	$ 5,140
		545,767
Notes – 0.0%		
NIKE, Inc., 5.150%, 10-15-15	5,000	5,007
United States Government Agency Obligations – 0.5%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.140%, 10-7-15 (M)	$ 2,077	$ 2,077
0.150%, 10-7-15 (M)	94,499	94,491
		96,568
TOTAL SHORT-TERM SECURITIES – 15.0%		**$ 2,784,925**
(Cost: $2,784,863)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$18,629,267**
(Cost: $18,903,962)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		**(81,809)**
NET ASSETS – 100.0%		**$18,547,458**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of securities with an aggregate value of $38,388 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(B)Listed on an exchange outside the United States.

(C)Restricted securities. At September 30, 2015, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 6-15-12	718,555	$ 371,092	$ 360,125
Legend Pictures LLC	12-18-12	190	352,761	320,514
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	640	448,211	184,179
Media Group Holdings LLC, Series I	4-23-13 to 11-8-13	381	209,901	150,342
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	80	172,543	212,306
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	4-1-12 to 1-1-15	$662,848	669,057	662,849
			$2,223,565	$1,890,315

The total value of these securities represented 10.2% of net assets at September 30, 2015.

(D)No dividends were paid during the preceding 12 months.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(F)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G)All or a portion of securities with an aggregate value of $589,242 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(H)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(I)Payment-in-kind bonds.

(J)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $141,236 or 0.8% of net assets.

(K)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L)Rate shown is the yield to maturity at September 30, 2015.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	221,885	U.S. Dollar	246,923	10-15-15	Deutsche Bank AG	$—	$1,062
Japanese Yen	12,368,431	U.S. Dollar	102,985	10-15-15	Morgan Stanley International	—	132
						$—	$1,194

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
EOG Resources, Inc.	Citibank N.A.	Put	7,510	October 2015	$ 87.50	$ 2,628	$(11,528)
	Citibank N.A.	Put	7,530	October 2015	90.00	3,296	(13,648)
	Citibank N.A.	Call	15,040	October 2015	120.00	1,097	(45)
Google, Inc., Class A	Deutsche Bank AG	Put	1,325	December 2015	635.00	1,984	(4,419)
Microsoft Corp.	Bank of America N.A.	Put	25,935	January 2016	37.00	5,680	(1,530)
S&P 500 Index	N/A	Put	10,364	October 2015	1,650.00	11,369	(1,451)
						$26,054	$(32,621)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 1,400,471	$ 552,880	$1,227,466
Consumer Staples	1,548,249	499,370	—
Energy	994,327	—	—
Financials	1,022,266	951,505	—
Health Care	1,788,254	—	—
Industrials	271,755	330,910	—
Information Technology	2,411,033	—	—
Total Common Stocks	$ 9,436,355	$2,334,665	$1,227,466
Purchased Options	22,853	3,114	—
Corporate Debt Securities	—	487,836	662,849
United States Government Agency Obligations	—	1,666	—
United States Government Obligations	—	985,137	—
Bullion	682,401	—	—
Short-Term Securities	—	2,784,925	—
Total	$10,141,609	$6,597,343	$1,890,315
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,194	$ —
Written Options	$ 1,451	$ 31,170	$ —

During the period ended September 30, 2015, securities totaling $2,809,862 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 4-1-15	$1,469,902	$662,848
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(242,436)	1
Purchases	—	—
Sales	—	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 9-30-15	$1,227,466	$662,849
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-15	$ (242,436)	$ 1

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-15	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 184,179	Discounted book value	Multiple of book value	1x
			Illiquidity discount	10%
	1,043,287	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.2 to 14.1%
			Illiquidity discount	10%
Corporate Debt Securities	662,849	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.2%
			Illiquidity discount	10%

Significant increase in long-term growth rate or multiple of book value inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification			
(as a % of net assets)		Macau	1.6%
		Germany	1.3%
United States	58.7%	Italy	1.3%
United Kingdom	10.0%	Japan	1.1%
India	2.3%	Other Countries	1.0%
Hong Kong	2.3%	Other+	18.4%
Ireland	2.0%		

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

Asset Allocation

Stocks	**69.2%**
Consumer Discretionary	15.8%
Information Technology	11.7%
Financials	10.5%
Health Care	9.6%
Industrials	8.9%
Energy	4.7%
Materials	3.9%
Consumer Staples	3.4%
Telecommunication Services	0.7%
Bonds	**27.2%**
Corporate Debt Securities	25.8%
United States Government and Government Agency Obligations	1.4%
Mortgage-Backed Securities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.6%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	215/508	43
3 Year	161/474	34
5 Year	46/427	11
10 Year	12/312	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Boeing Co. (The)	Industrials	Aerospace & Defense
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Union Pacific Corp.	Industrials	Railroads
Broadcom Corp., Class A	Information Technology	Semiconductors
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.5%		
Limited Brands, Inc.	701	$ 63,181
Cable & Satellite – 1.7%		
Comcast Corp., Class A	652	37,100
Time Warner Cable, Inc.	34	6,010
		43,110
Casinos & Gaming – 1.1%		
Las Vegas Sands, Inc.	712	27,031
Department Stores – 0.8%		
Kohl's Corp.	422	19,545
Home Improvement Retail – 2.3%		
Home Depot, Inc. (The)	492	56,810
Homefurnishing Retail – 0.7%		
Williams-Sonoma, Inc.	220	16,790
Hotels, Resorts & Cruise Lines – 2.7%		
Carnival Corp.	960	47,687
Hyatt Hotels Corp., Class A (A)	420	19,796
		67,483
Internet Retail – 1.5%		
Amazon.com, Inc. (A)	73	37,368
Movies & Entertainment – 1.1%		
Twenty-First Century Fox, Inc.	1,006	27,238
Restaurants – 1.4%		
McDonald's Corp.	341	33,612
Total Consumer Discretionary – 15.8%		**392,168**
Consumer Staples		
Brewers – 0.9%		
Anheuser-Busch InBev S.A. ADR	211	22,465
Distillers & Vintners – 1.6%		
Constellation Brands, Inc.	310	38,803
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	319	22,443
Total Consumer Staples – 3.4%		**83,711**
Energy		
Oil & Gas Equipment & Services – 1.2%		
Schlumberger Ltd.	423	29,181
Oil & Gas Exploration & Production – 2.0%		
Newfield Exploration Co. (A)	545	17,940
Noble Energy, Inc.	1,034	31,196
		49,136
Oil & Gas Storage & Transportation – 1.4%		
Energy Transfer Partners L.P.	539	$ 22,147
Plains GP Holdings L.P., Class A	746	13,054
		35,201
Total Energy – 4.6%		**113,518**
Financials		
Asset Management & Custody Banks – 1.3%		
Northern Trust Corp.	475	32,396
Consumer Finance – 1.1%		
American Express Co.	353	26,133
Multi-Line Insurance – 1.3%		
American International Group, Inc.	545	30,967
Other Diversified Financial Services – 3.5%		
Citigroup, Inc.	783	38,840
JPMorgan Chase & Co.	800	48,745
		87,585
Regional Banks – 2.1%		
PNC Financial Services Group, Inc. (The)	594	53,021
Specialized REITs – 1.2%		
Crown Castle International Corp.	381	30,034
Total Financials – 10.5%		**260,136**
Health Care		
Biotechnology – 0.7%		
Biogen, Inc. (A)	57	16,662
Health Care Equipment – 1.2%		
Medtronic plc	436	29,193
Pharmaceuticals – 6.9%		
Allergan plc (A)	128	34,710
GlaxoSmithKline plc ADR	638	24,531
Johnson & Johnson	370	34,540
Shire Pharmaceuticals Group plc ADR	198	40,674
Teva Pharmaceutical Industries Ltd. ADR	656	37,038
		171,493
Total Health Care – 8.8%		**217,348**
Industrials		
Aerospace & Defense – 4.5%		
Boeing Co. (The)	402	52,583
Lockheed Martin Corp.	143	29,707
Rockwell Collins, Inc.	357	29,213
		111,503
Electrical Components & Equipment – 0.7%		
Rockwell Automation, Inc.	187	18,960
Industrial Conglomerates – 1.4%		
General Electric Co.	1,347	$ 33,962
Railroads – 1.8%		
Union Pacific Corp.	504	44,550
Total Industrials – 8.4%		**208,975**
Information Technology		
Application Software – 1.2%		
Autodesk, Inc. (A)	685	30,251
Data Processing & Outsourced Services – 2.5%		
Alliance Data Systems Corp. (A)	131	33,888
FleetCor Technologies, Inc. (A)	204	28,129
		62,017
IT Consulting & Other Services – 1.7%		
Cognizant Technology Solutions Corp., Class A (A)	677	42,406
Semiconductor Equipment – 1.1%		
Applied Materials, Inc.	1,812	26,617
Semiconductors – 4.2%		
Broadcom Corp., Class A	850	43,731
Microchip Technology, Inc.	551	23,760
Texas Instruments, Inc.	705	34,921
		102,412
Technology Hardware, Storage & Peripherals – 1.0%		
Apple, Inc.	231	25,527
Total Information Technology – 11.7%		**289,230**
Materials		
Diversified Chemicals – 1.5%		
Dow Chemical Co. (The)	201	8,529
PPG Industries, Inc.	339	29,687
		38,216
Diversified Metals & Mining – 0.7%		
Freeport-McMoRan Copper & Gold, Inc., Class B	1,689	16,371
Industrial Gases – 1.0%		
Praxair, Inc.	244	24,833
Total Materials – 3.2%		**79,420**
TOTAL COMMON STOCKS – 66.4%		**$1,644,506**
(Cost: $1,546,782)		

PREFERRED STOCKS	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.1%		
Newpark Resources, Inc., Convertible	2,100	$ 1,964
Total Energy – 0.1%		**1,964**
Health Care		
Pharmaceuticals – 0.8%		
Allergan plc, Convertible Series A, 5.500%	21	19,341
Total Health Care – 0.8%		**19,341**
Industrials		
Environmental & Facilities Services – 0.5%		
Stericycle, Inc., 5.250% (A)	117	11,901
Total Industrials – 0.5%		**11,901**
Materials		
Commodity Chemicals – 0.7%		
A. Schulman, Inc., Convertible	19	16,363
Total Materials – 0.7%		**16,363**
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
Frontier Communications Corp., Convertible Series A, 11.125%	201	18,706
Total Telecommunication Services – 0.7%		**18,706**
TOTAL PREFERRED STOCKS – 2.8%		**$ 68,275**
(Cost: $73,517)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel Retail – 0.2%		
Limited Brands, Inc.:		
6.900%, 7-15-17	$ 750	810
6.625%, 4-1-21	2,915	3,236
		4,046
Auto Parts & Equipment – 0.0%		
Delphi Corp., 5.000%, 2-15-23	849	879
Automobile Manufacturers – 0.4%		
Volkswagen Group of America, Inc.:		
2.125%, 5-23-19 (B)	6,250	5,832
2.400%, 5-22-20 (B)	4,000	3,711
		9,543

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5-15-22	$ 900	$ 877
Cable & Satellite – 0.3%		
News American, Inc., 3.000%, 9-15-22	1,500	1,478
Pearson Funding Five plc, 3.250%, 5-8-23 (B)	900	866
Viacom, Inc.:		
2.500%, 9-1-18	1,100	1,106
2.200%, 4-1-19	2,000	1,950
2.750%, 12-15-19	3,000	3,012
		8,412
Distributors – 0.0%		
LKQ Corp., 4.750%, 5-15-23	680	654
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	450	464
1.875%, 4-15-18	1,000	999
		1,463
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	1,500	1,474
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7-15-23	500	488
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12-5-19	2,900	2,972
Total Consumer Discretionary – 1.2%		**30,808**
Consumer Staples		
Brewers – 0.1%		
SABMiller Holdings, Inc., 2.200%, 8-1-18 (B)	2,700	2,725
Distillers & Vintners – 0.0%		
Beam, Inc., 1.750%, 6-15-18	1,000	996
Drug Retail – 0.2%		
CVS Health Corp., 2.800%, 7-20-20	4,000	4,064

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail (Continued)		
Walgreens Boots Alliance, Inc., 2.700%, 11-18-19	$ 1,650	$ 1,673
		5,737
Food Distributors – 0.3%		
Campbell Soup Co., 2.500%, 8-2-22	2,400	2,307
ConAgra Foods, Inc., 1.900%, 1-25-18	3,190	3,174
Wm. Wrigley Jr. Co., 2.400%, 10-21-18 (B)	1,500	1,527
		7,008
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	500	494
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8-15-22	1,200	1,179
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (B)	4,000	4,077
Total Consumer Staples – 0.9%		**22,216**
Energy		
Oil & Gas Exploration & Production – 1.5%		
BP Capital Markets plc, 2.315%, 2-13-20	3,000	3,011
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	4,250	4,310
Devon Energy Corp., 2.250%, 12-15-18	3,000	3,006
ONEOK Partners L.P., 3.200%, 9-15-18	2,750	2,764
Stone Energy Corp., Convertible, 1.750%, 3-1-17	11,000	9,261
Whiting Petroleum Corp., Convertible, 1.250%, 4-1-20 (B)	20,000	16,287
		38,639
Oil & Gas Storage & Transportation – 1.5%		
Buckeye Partners L.P., 2.650%, 11-15-18	6,300	6,237
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	10,951	8,124

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19	$ 3,250	$ 3,198
Plains All American Pipeline L.P. and PAA Finance Corp.:		
2.600%, 12-15-19	1,750	1,729
4.650%, 10-15-25	12,000	12,049
Williams Partners L.P., 3.600%, 3-15-22	5,500	5,064
		36,401
Total Energy – 3.0%		**75,040**
Financials		
Asset Management & Custody Banks – 0.7%		
Ares Capital Corp.:		
4.875%, 11-30-18	6,500	6,716
3.875%, 1-15-20	10,000	10,297
		17,013
Consumer Finance – 1.1%		
American Express Co., 4.900%, 12-29-49	5,800	5,553
Capital One Bank USA N.A.:		
2.150%, 11-21-18	3,150	3,149
2.250%, 2-13-19	4,000	3,986
Capital One N.A., 2.400%, 9-5-19	3,250	3,229
Hyundai Capital America, 2.875%, 8-9-18 (B)	1,550	1,576
Intercontinental Exchange Group, Inc., 2.500%, 10-15-18	1,700	1,734
SLM Corp., 4.875%, 6-17-19	3,000	2,730
Total System Services, Inc., 2.375%, 6-1-18	5,538	5,544
		27,501
Diversified Banks – 6.3%		
ABN AMRO Bank N.V., 2.500%, 10-30-18 (B)	6,200	6,287
Bank of America Corp.:		
2.000%, 1-11-18	2,500	2,509
8.000%, 12-29-49	8,800	9,196
Bank of New York Mellon Corp. (The), 2.100%, 1-15-19	6,000	6,054
Bank of Nova Scotia (The):		
1.450%, 4-25-18	2,500	2,487
2.050%, 10-30-18	5,000	5,041
Barclays Bank plc, 2.500%, 2-20-19	2,600	2,645
BNP Paribas S.A., 2.450%, 3-17-19	4,500	4,540

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Commonwealth Bank of Australia, 2.250%, 3-13-19	$ 4,750	$ 4,798
DBS Group Holdings Ltd., 2.246%, 7-16-19 (B)	8,750	8,802
ING Bank N.V.:		
2.500%, 10-1-19 (B)	5,400	5,472
2.450%, 3-16-20 (B)	7,200	7,269
KeyBank N.A., 2.500%, 12-15-19	4,000	4,050
Lloyds Bank plc, 2.350%, 9-5-19	2,650	2,661
Lloyds Bank plc (GTD by Lloyds Banking Group plc), 2.300%, 11-27-18	2,000	2,023
Mizuho Bank Ltd., 2.650%, 9-25-19 (B)	5,200	5,268
National Australia Bank Ltd., 2.400%, 12-9-19 (B)	12,000	12,121
Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), 5.254%, 12-31-49 (B)	9,162	9,242
Royal Bank of Scotland Group plc (The), 7.640%, 3-29-49	4,500	4,793
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19 (B)	4,000	4,064
Societe Generale S.A.:		
4.250%, 4-14-25 (B)	2,750	2,608
5.922%, 4-29-49 (B)	11,000	11,110
Standard Chartered plc, 2.250%, 4-17-20 (B)	11,000	10,927
Sumitomo Mitsui Banking Corp., 2.450%, 1-16-20	4,000	4,022
Swedbank AB (publ), 1.750%, 3-12-18 (B)	5,000	5,019
UBS Preferred Funding Trust V, 6.243%, 5-29-49	6,536	6,633
Westpac Banking Corp., 2.250%, 7-30-18	5,000	5,074
		154,715

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 1.2%		
BGC Partners, Inc., 5.375%, 12-9-19	$6,500	$ 6,695
Charles Schwab Corp. (The), 2.200%, 7-25-18	1,000	1,015
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20 (B)	4,000	3,989
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	1,350	1,384
2.625%, 1-31-19	4,000	4,059
2.600%, 4-23-20	3,400	3,407
Morgan Stanley:		
2.125%, 4-25-18	2,500	2,515
2.650%, 1-27-20	5,900	5,928
		28,992
Life & Health Insurance – 0.1%		
AIA Group Ltd., 2.250%, 3-11-19 (B)	2,600	2,602
Mortgage REITs – 0.3%		
Mubadala GE Capital, 3.000%, 11-10-19 (B)	6,750	6,697
Multi-Line Insurance – 0.1%		
American International Group, Inc., 2.300%, 7-16-19	2,750	2,772
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.:		
3.875%, 2-19-19	2,600	2,585
5.800%, 11-29-49	8,600	8,465
5.950%, 12-31-49	7,250	6,833
Daimler Finance North America LLC, 2.375%, 8-1-18 (B)	2,600	2,604
Fidelity National Financial, Inc., 6.600%, 5-15-17	900	962
Fifth Street Finance Corp., 4.875%, 3-1-19	6,700	6,815
JPMorgan Chase & Co., 7.900%, 4-29-49	3,000	3,114

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
Moody's Corp., 2.750%, 7-15-19	$ 1,300	$ 1,323
MUFG Americas Holdings Corp., 2.250%, 2-10-20	2,700	2,691
PennantPark Investment Corp., 4.500%, 10-1-19	8,100	8,197
Total Capital, 2.125%, 8-10-18	1,500	1,524
		45,113
Regional Banks – 0.5%		
PNC Bank N.A., 2.200%, 1-28-19	4,000	4,044
SunTrust Banks, Inc.:		
2.350%, 11-1-18	3,700	3,732
5.625%, 12-29-49	4,800	4,800
		12,576
Specialized REITs – 0.5%		
Air Lease Corp., 3.750%, 2-1-22	4,000	3,979
Aircastle Ltd., 5.125%, 3-15-21	8,081	8,101
Crown Castle International Corp., 5.250%, 1-15-23	1,046	1,107
		13,187
Thrifts & Mortgage Finance – 0.3%		
Walter Investment Management Corp., Convertible, 4.500%, 11-1-19	10,000	7,262
Total Financials – 12.9%		**318,430**
Health Care		
Biotechnology – 0.5%		
Amgen, Inc.:		
2.200%, 5-22-19	6,000	6,019
2.125%, 5-1-20	6,000	5,922
		11,941
Health Care Equipment – 0.1%		
Mallinckrodt International Finance S.A., 3.500%, 4-15-18	500	485
Health Care Equipment (Continued)		
Zimmer Holdings, Inc., 2.700%, 4-1-20	$3,000	$ 3,011
		3,496
Health Care Services – 0.2%		
Laboratory Corp. of America Holdings, 2.500%, 11-1-18	1,650	1,668
Quest Diagnostics, Inc., 2.500%, 3-30-20	2,750	2,745
		4,413
Health Care Supplies – 0.7%		
C.R. Bard, Inc., 1.375%, 1-15-18	4,385	4,346
Cardinal Health, Inc., 2.400%, 11-15-19	3,900	3,948
Express Scripts Holding Co., 2.250%, 6-15-19	6,000	5,984
Medtronic, Inc., 2.500%, 3-15-20	3,000	3,041
		17,319
Managed Health Care – 0.5%		
Aetna, Inc., 2.200%, 3-15-19	2,600	2,604
UnitedHealth Group, Inc., 2.700%, 7-15-20	1,700	1,740
WellPoint, Inc., 1.875%, 1-15-18	7,200	7,203
		11,547
Pharmaceuticals – 0.8%		
Forest Laboratories, Inc., 5.000%, 12-15-21 (B)	9,500	10,306
Mylan, Inc., 2.550%, 3-28-19	700	690
Perrigo Co. Ltd., 2.300%, 11-8-18	9,250	9,151
		20,147
Total Health Care – 2.8%		**68,863**
Industrials		
Aerospace & Defense – 0.4%		
Northrop Grumman Corp., 1.750%, 6-1-18	2,060	2,054
TransDigm Group, Inc., 7.500%, 7-15-21	8,081	8,424
		10,478
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20	900	885
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	$ 2,250	$ 2,269
2.350%, 2-26-19	1,000	1,002
		3,271
Total Industrials – 0.6%		**14,634**
Information Technology		
Data Processing & Outsourced Services – 0.2%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	1,250	1,243
Fiserv, Inc., 2.700%, 6-1-20	2,900	2,923
		4,166
Semiconductors – 1.5%		
Broadcom Corp., 2.700%, 11-1-18	1,000	1,025
Micron Technology, Inc., 5.500%, 2-1-25	8,081	7,394
Micron Technology, Inc., Convertible, 3.000%, 11-15-43	33,500	28,161
		36,580
Systems Software – 0.3%		
CA, Inc., 2.875%, 8-15-18	2,850	2,898
Oracle Corp., 2.250%, 10-8-19	5,300	5,365
		8,263
Total Information Technology – 2.0%		**49,009**
Materials		
Diversified Metals & Mining – 0.4%		
Anglo American plc, 4.125%, 4-15-21 (B)	2,200	1,914
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3-15-18	450	394
Glencore Funding LLC:		
3.125%, 4-29-19 (B)	3,000	2,520
2.875%, 4-16-20 (B)	5,500	4,400
Teck Resources, 3.000%, 3-1-19	1,700	1,211
		10,439
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7-15-19	2,100	2,108
Industrial Gases – 0.1%		
Airgas, Inc., 1.650%, 2-15-18	1,250	1,237

Ivy Balanced Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Gases (Continued)		
Praxair, Inc.,		
3.000%, 9-1-21	$ 1,000	$ 1,025
		2,262
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC,		
7.125%, 5-1-18 (B)	1,281	1,265
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.),		
3.000%, 12-1-19	1,650	1,657
RPM International, Inc.,		
3.450%, 11-15-22	1,000	974
		2,631
Total Materials – 0.8%		**18,705**
Telecommunication Services		
Integrated Telecommunication Services – 0.6%		
AT&T, Inc.,		
2.300%, 3-11-19	13,000	13,047
Verizon Communications, Inc.,		
2.625%, 2-21-20	2,468	2,483
		15,530
Wireless Telecommunication Service – 0.1%		
American Tower Corp.,		
4.700%, 3-15-22	1,400	1,472
Virgin Media Finance plc,		
4.875%, 2-15-22	284	257
		1,729
Total Telecommunication Services – 0.7%		**17,259**
Utilities		
Electric Utilities – 0.2%		
Electricite de France S.A.,		
2.150%, 1-22-19 (B)	4,000	4,042
PPL Energy Supply LLC,		
4.600%, 12-15-21	2,800	2,325
		6,367
Gas Utilities – 0.2%		
Sempra Energy,		
2.400%, 3-15-20	4,200	4,196
Multi-Utilities – 0.2%		
Dominion Resources, Inc.,		
2.500%, 12-1-19	4,000	4,025

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Renewable Electricity – 0.3%		
Canadian Solar, Inc., Convertible,		
4.250%, 2-15-19	$10,000	$ 8,131
Total Utilities – 0.9%		**22,719**
TOTAL CORPORATE DEBT SECURITIES – 25.8%		**$637,683**
(Cost: $650,068)		
MORTGAGE-BACKED SECURITIES		
Commercial Mortgage-Backed Securities – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (B)(D)	7	—
8.000%, 3-31-11 (B)(D)	1	—
		—
TOTAL MORTGAGE-BACKED SECURITIES – 0.0%		$ —
(Cost: $1)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 0.0%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	26	26
5.000%, 1-1-18	17	17
5.500%, 4-1-18	1	1
6.500%, 10-1-28	44	51
6.500%, 2-1-29	7	8
7.000%, 11-1-31	56	68
6.500%, 2-1-32	44	52
7.000%, 2-1-32	61	71
7.000%, 3-1-32	29	36
7.000%, 7-1-32	35	41
6.500%, 9-1-32	34	41
5.500%, 5-1-33	52	58
5.500%, 6-1-33	29	33
		503
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 503
(Cost: $441)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 1.4%		
U.S. Treasury Notes:		
0.375%, 1-15-16	$ 7,000	$ 7,006
0.625%, 7-15-16	8,000	8,019
0.625%, 2-15-17	850	852
0.625%, 5-31-17	8,500	8,506
1.375%, 11-30-18	10,000	10,123
		34,506
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.4%		**$34,506**
(Cost: $34,285)		
SHORT-TERM SECURITIES		
Commercial Paper (E) – 4.1%		
Air Products and Chemicals, Inc.,		
0.160%, 10-20-15	5,000	4,999
Army & Air Force Exchange Service,		
0.140%, 10-5-15	5,000	5,000
Baxter International, Inc.,		
0.260%, 10-21-15	5,000	4,999
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.140%, 10-1-15	9,000	9,000
E.I. du Pont de Nemours and Co.:		
0.190%, 10-1-15	15,000	15,000
0.190%, 10-5-15	5,000	5,000
0.120%, 10-15-15	5,000	5,000
Ecolab, Inc.,		
0.300%, 11-17-15	5,000	4,998
EMC Corp.,		
0.190%, 10-7-15	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.260%, 10-23-15	1,500	1,500
J.M. Smucker Co. (The),		
0.280%, 10-1-15	7,096	7,096
Pfizer, Inc.,		
0.100%, 11-17-15	9,800	9,799
St. Jude Medical, Inc.,		
0.260%, 11-9-15	5,000	4,998

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (E) (Continued)		
United Technologies Corp.:		
0.250%, 10-14-15	$10,000	$ 9,999
0.260%, 10-23-15	10,000	9,998
		102,386
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.200%, 10-7-15 (C)	375	375
Municipal Obligations – 0.2%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.020%, 10-1-15 (C)	500	500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 10-7-15 (C)	$4,000	$ 4,000
		4,500
TOTAL SHORT-TERM SECURITIES – 4.3%		$ 107,261
(Cost: $107,258)		
TOTAL INVESTMENT SECURITIES – 100.7%		$2,492,734
(Cost: $2,412,352)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(17,758)
NET ASSETS – 100.0%		$2,474,976

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $165,129 or 6.7% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Rate shown is the yield to maturity at September 30, 2015.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,644,506	$ —	$ —
Preferred Stocks	66,311	1,964	—
Corporate Debt Securities	—	637,683	—
Mortgage-Backed Securities	—	—	—
United States Government Agency Obligations	—	503	—
United States Government Obligations	—	34,506	—
Short-Term Securities	—	107,261	—
Total	$1,710,817	$ 781,917	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**89.8%**
Energy	83.4%
Financials	3.9%
Industrials	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.2%**

Country Weightings

North America	**86.0%**
United States	82.3%
Canada	3.7%
Europe	**3.8%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.2%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	38/86	44
3 Year	12/69	18
5 Year	25/64	39

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
CME Group, Inc.	United States	Financials	Specialized Finance
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Newfield Exploration Co.	United States	Energy	Oil & Gas Exploration & Production
Tesoro Corp.	United States	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Energy Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.3%		
Chevron Corp.	45	$ 3,510
Exxon Mobil Corp.	76	5,680
Royal Dutch Shell plc, Class A (A)	145	3,447
Suncor Energy, Inc.	176	4,692
		17,329
Oil & Gas Drilling – 1.6%		
Helmerich & Payne, Inc.	98	4,608
Patterson-UTI Energy, Inc.	137	1,805
		6,413
Oil & Gas Equipment & Services – 18.7%		
Baker Hughes, Inc.	303	15,755
Cameron International Corp. (B)	113	6,932
Core Laboratories N.V.	56	5,594
Dril-Quip, Inc. (B)	61	3,566
FMC Technologies, Inc. (B)	109	3,381
Forum Energy Technologies, Inc. (B)	153	1,868
Halliburton Co.	400	14,138
Schlumberger Ltd.	221	15,246
Superior Energy Services, Inc.	144	1,813
Weatherford International Ltd. (B)	749	6,353
		74,646
Oil & Gas Exploration & Production – 35.7%		
Anadarko Petroleum Corp.	147	8,891
Antero Resources Corp. (B)	135	2,866
Cabot Oil & Gas Corp.	225	4,913
Cimarex Energy Co.	145	14,906
Concho Resources, Inc. (B)	111	10,877
Continental Resources, Inc. (B)	264	7,644
Diamondback Energy, Inc. (B)	96	6,195
EOG Resources, Inc.	162	11,775
Gulfport Energy Corp. (B)	178	5,274
Laredo Petroleum Holdings, Inc. (B)	381	3,591
Memorial Resource Development Corp. (B)	299	5,255
Newfield Exploration Co. (B)	320	10,533
Noble Energy, Inc.	231	6,982
Oasis Petroleum LLC (B)	440	3,815
Parsley Energy, Inc., Class A (B)	573	8,640
Pioneer Natural Resources Co.	88	10,753
Rice Energy, Inc. (B)	398	6,424
RSP Permian, Inc. (B)	360	7,283
Southwestern Energy Co. (B)	175	2,220

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Whiting Petroleum Corp. (B)	255	$ 3,890
		142,727
Oil & Gas Refining & Marketing – 11.3%		
HollyFrontier Corp.	111	5,404
Marathon Petroleum Corp.	180	8,358
Marathon Petroleum Corp. L.P.	136	5,206
Phillips 66	112	8,633
Tesoro Corp.	102	9,953
Valero Energy Corp.	130	7,816
		45,370
Oil & Gas Storage & Transportation – 11.8%		
Columbia Pipeline Partners L.P.	247	3,122
Enbridge, Inc.	116	4,313
Energy Transfer Equity L.P.	323	6,724
MarkWest Energy Partners L.P.	118	5,057
Phillips 66 Partners L.P.	149	7,326
Plains GP Holdings L.P., Class A	129	2,264
Rice Midstream Partners L.P.	160	2,137
Shell Midstream Partners L.P.	67	1,963
Tallgrass Energy GP L.P., Class A	284	5,650
Valero Energy Partners L.P.	88	3,906
Williams Co., Inc. (The)	125	4,590
		47,052
Total Energy – 83.4%		**333,537**
Financials		
Specialized Finance – 3.9%		
CME Group, Inc.	170	15,785
Total Financials – 3.9%		**15,785**
Industrials		
Electrical Components & Equipment – 1.1%		
SolarCity Corp. (B)	104	4,459
Railroads – 1.4%		
Canadian Pacific Railway Ltd.	37	5,362
Total Industrials – 2.5%		**9,821**
TOTAL COMMON STOCKS – 89.8%		**$359,143**
(Cost: $425,285)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 9.8%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.170%, 10-26-15	$5,000	$ 4,999
Army & Air Force Exchange Service, 0.140%, 10-5-15	5,000	5,000
Baxter International, Inc., 0.260%, 10-21-15	5,000	4,999
Ecolab, Inc., 0.260%, 10-22-15	5,250	5,249
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.270%, 10-26-15	5,000	4,999
J.M. Smucker Co. (The), 0.280%, 10-1-15	3,224	3,224
Kellogg Co., 0.350%, 10-2-15	4,000	4,000
L Air Liquide S.A., 0.180%, 10-2-15	3,000	3,000
Wisconsin Electric Power Co., 0.290%, 10-1-15	3,888	3,888
		39,358
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10-7-15 (D)	533	533
TOTAL SHORT-TERM SECURITIES – 9.9%		**$ 39,891**
(Cost: $39,891)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$399,034**
(Cost: $465,176)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,004**
NET ASSETS – 100.0%		**$400,038**

Ivy Energy Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at September 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$330,090	$ 3,447	$—
Financials	15,785	—	—
Industrials	9,821	—	—
Total Common Stocks	$355,696	$ 3,447	$—
Short-Term Securities	—	39,891	—
Total	$355,696	$43,338	$—

During the period ended September 30, 2015, securities totaling $3,620 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	82.3%
Canada	3.7%
Switzerland	1.6%
Netherlands	1.4%
Other Countries	0.8%
Other+	10.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**90.6%**
Energy	61.0%
Materials	22.5%
Industrials	4.0%
Financials	3.1%
Utilities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.4%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	61/145	42
3 Year	47/135	35
5 Year	63/113	56
10 Year	28/45	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**80.9%**
United States	76.1%
Canada	4.8%
Europe	**9.7%**
United Kingdom	6.7%
Other Europe	3.0%
Pacific Basin	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
LyondellBasell Industries N.V., Class A	United States	Materials	Specialty Chemicals
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
CME Group, Inc.	United States	Financials	Specialized Finance
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Natural Resources Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Energy – 2.8%		
Suncor Energy, Inc.	845	$22,601
Industrials – 2.0%		
Canadian Pacific Railway Ltd.	114	16,324
Total Canada – 4.8%		**$38,925**
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)	30,000	—
Total China – 0.0%		**$ —**
France		
Materials – 0.8%		
L Air Liquide S.A.	55	6,550
Total France – 0.8%		**$ 6,550**
Netherlands		
Energy – 0.5%		
Core Laboratories N.V.	44	4,396
Total Netherlands – 0.5%		**$ 4,396**
Switzerland		
Energy – 1.7%		
Weatherford International Ltd. (A)	1,591	13,491
Total Switzerland – 1.7%		**$13,491**
United Kingdom		
Materials – 6.7%		
BHP Billiton plc	1,507	22,941
Randgold Resources Ltd. ADR	95	5,620
Rio Tinto plc	787	26,413
		54,974
Total United Kingdom – 6.7%		**$54,974**
United States		
Energy – 56.0%		
Anadarko Petroleum Corp.	264	15,919
Antero Resources Corp. (A)	287	6,079
Baker Hughes, Inc.	573	29,816
Cabot Oil & Gas Corp.	398	8,704
Cameron International Corp. (A)	224	13,720
Cimarex Energy Co.	171	17,545
Concho Resources, Inc. (A)	179	17,586
Continental Resources, Inc. (A)	480	13,901

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Dril-Quip, Inc. (A)	72	$ 4,209
Energy Transfer Equity L.P.	621	12,928
EOG Resources, Inc.	318	23,129
Exxon Mobil Corp.	63	4,651
FMC Technologies, Inc. (A)	126	3,920
Gulfport Energy Corp. (A)	232	6,877
Halliburton Co.	1,147	40,550
Helmerich & Payne, Inc.	149	7,056
HollyFrontier Corp.	141	6,906
Marathon Petroleum Corp.	422	19,537
MarkWest Energy Partners L.P.	185	7,955
Newfield Exploration Co. (A)	182	5,996
Noble Energy, Inc.	479	14,443
Oasis Petroleum LLC (A)	939	8,153
Patterson-UTI Energy, Inc.	292	3,841
Phillips 66	270	20,770
Pioneer Natural Resources Co.	131	15,953
Plains GP Holdings L.P., Class A	404	7,069
Rice Energy, Inc. (A)	550	8,892
Rice Midstream Partners L.P.	377	5,024
Schlumberger Ltd.	667	45,989
Shell Midstream Partners L.P.	162	4,774
Superior Energy Services, Inc.	305	3,850
Tallgrass Energy GP L.P., Class A	598	11,891
Tesoro Corp.	99	9,578
Valero Energy Corp.	177	10,653
Valero Energy Partners L.P.	104	4,593
Whiting Petroleum Corp. (A)	419	6,394
Williams Co., Inc. (The)	259	9,529
		458,380
Financials – 3.1%		
CME Group, Inc.	278	25,786
Industrials – 2.0%		
Caterpillar, Inc.	250	16,312
Materials – 12.9%		
Dow Chemical Co. (The)	825	34,991
Freeport-McMoRan Copper & Gold, Inc., Class B	1,114	10,792
LyondellBasell Industries N.V., Class A	347	28,901
PPG Industries, Inc.	140	12,303
Praxair, Inc.	43	4,390

COMMON STOCKS (Continued)	Shares	Value
Materials (Continued)		
Southern Copper Corp.	541	$ 14,462
		105,839
Total United States – 74.0%		**$606,317**
TOTAL COMMON STOCKS – 88.5%		**$724,653**
(Cost: $807,046)		

INVESTMENT FUNDS		
United States – 2.1%		
SPDR Gold Trust (A)	159	$ 16,991
TOTAL INVESTMENT FUNDS – 2.1%		**$ 16,991**
(Cost: $18,852)		

PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc., 8.000%, Convertible (A)(B)	3,500	—
Total United States – 0.0%		**$ —**
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $10,850)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 9.4%		
Baxter International, Inc. 0.260%, 10-22-15	$ 5,000	4,999
Danaher Corp. 0.130%, 10-2-15	5,000	5,000
E.I. du Pont de Nemours and Co. 0.120%, 10-15-15	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.) 0.270%, 10-26-15	15,000	14,997
J.M. Smucker Co. (The) 0.280%, 10-1-15	2,416	2,416
L Air Liquide S.A. 0.160%, 10-21-15	5,000	4,999
Microsoft Corp. 0.080%, 11-4-15	10,000	9,999
Northern Illinois Gas Co.:		
0.290%, 10-13-15	5,000	5,000
0.310%, 10-6-15	10,000	10,000
Siemens Capital Co. LLC (GTD by Siemens AG) 0.150%, 10-29-15	9,591	9,590

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (C) (Continued)		
Wisconsin Gas LLC		
0.140%, 10-2-15	$5,000	$ 5,000
		77,000
Master Note – 0.1%		
Toyota Motor Credit Corp.		
0.200%, 10-7-15 (D) . .	885	885
TOTAL SHORT-TERM SECURITIES – 9.5%		$ 77,885
(Cost: $77,884)		
TOTAL INVESTMENT SECURITIES – 100.1%		$819,529
(Cost: $914,632)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(502)
NET ASSETS – 100.0%		$819,027

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Restricted security. At September 30, 2015, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000%, Convertible	8-31-07	3,500	$10,850	$—

The total value of this security represented 0.0% of net assets at September 30, 2015.

(C)Rate shown is the yield to maturity at September 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	36,331	U.S. Dollar	55,432	10-15-15	UBS AG	$476	$—
Canadian Dollar	29,536	U.S. Dollar	22,421	10-15-15	UBS AG	290	—
Euro	5,903	U.S. Dollar	6,564	10-15-15	UBS AG	—	33
						$766	$33

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$498,868	$ —	$—
Financials	25,786	—	—
Industrials	32,636	—	—
Materials	111,459	55,904	—
Total Common Stocks	$668,749	$ 55,904	$—
Investment Funds	16,991	—	—
Preferred Stocks	—	—	—
Short-Term Securities	—	77,885	—
Total	$685,740	$133,789	$—
Forward Foreign Currency Contracts	$ —	$ 766	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 34	$—

During the period ended September 30, 2015, securities totaling $79,564 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	61.0%
Materials	22.5%
Industrials	4.0%
Financials	3.1%
Utilities	0.0%
Other+	9.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.6%**
Financials	97.1%
Telecommunication Services	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.4%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	68/148	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**55.1%**
United States	52.1%
Other North America	3.0%
Pacific Basin	**29.4%**
Japan	12.5%
Hong Kong	9.5%
Australia	6.4%
Other Pacific Basin	1.0%
Europe	**14.1%**
United Kingdom	5.8%
Other Europe	8.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Equity Residential	United States	Financials	Residential REITs
Mitsubishi Estate Co. Ltd.	Japan	Financials	Real Estate Development
Mitsui Fudosan Co. Ltd.	Japan	Financials	Real Estate Development
Sun Hung Kai Properties Ltd.	Hong Kong	Financials	Real Estate Development
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Cheung Kong (Holdings) Ltd.	Hong Kong	Financials	Real Estate Development
Public Storage, Inc.	United States	Financials	Specialized REITs
Scentre Group	Australia	Financials	Retail REITs
Camden Property Trust	United States	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Real Estate Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Financials – 6.4%		
DEXUS Property Group	94	$ 476
Investa Office Fund	57	160
Scentre Group	332	915
Westfield Corp.	94	658
		2,209
Total Australia – 6.4%		**$2,209**
Belgium		
Financials – 0.2%		
Befimmo N.V./S.A.	1	72
Total Belgium – 0.2%		**$ 72**
Canada		
Financials – 2.8%		
Allied Properties	2	55
Canadian Apartments Properties	7	227
Dream Office	3	47
First Capital Realty, Inc.	2	23
H&R Real Estate Investment Trust	15	234
RioCan	10	189
SmartREIT	8	181
		956
Total Canada – 2.8%		**$ 956**
Finland		
Financials – 0.7%		
Citycon Oyj	96	237
Total Finland – 0.7%		**$ 237**
France		
Financials – 2.3%		
Gecina	1	178
Klepierre	7	323
Unibail-Rodamco	1	300
		801
Total France – 2.3%		**$ 801**
Germany		
Financials – 2.4%		
Ado Properties S.A. (A)	4	93
alstria office AG	5	70
Deutsche EuroShop AG	3	135
LEG Immobilien AG	3	274
Vonovia SE	8	264
		836
Total Germany – 2.4%		**$ 836**
Hong Kong		
Financials – 9.5%		
Cheung Kong (Holdings) Ltd.	136	994
Hongkong Land Holdings Ltd.	74	$ 490
Sun Hung Kai Properties Ltd.	94	1,226
Swire Properties Ltd.	201	558
		3,268
Total Hong Kong – 9.5%		**$3,268**
Japan		
Financials – 12.5%		
Daiwa Office Investment Corp.	—*	194
Global One Corp.	—*	96
Kenedix Office Investment Corp.	—*	209
Mitsubishi Estate Co. Ltd.	73	1,491
Mitsui Fudosan Co. Ltd.	49	1,343
ORIX JREIT, Inc.	—*	222
Sumitomo Realty & Development Co. Ltd.	23	732
		4,287
Total Japan – 12.5%		**$4,287**
Jersey		
Financials – 0.1%		
Atrium European Real Estate Ltd.	10	43
Total Jersey – 0.1%		**$ 43**
Mexico		
Financials – 0.2%		
Prologis Property Mexico S.A. de C.V.	33	51
Total Mexico – 0.2%		**$ 51**
Netherlands		
Financials – 0.8%		
Eurocommercial Properties N.V.	3	115
Wereldhave N.V.	3	152
		267
Total Netherlands – 0.8%		**$ 267**
Norway		
Financials – 0.4%		
Entra ASA	19	150
Total Norway – 0.4%		**$ 150**
Singapore		
Financials – 1.0%		
CapitaCommercial Trust	49	46
CapitaLand Ltd.	68	129
CapitaMall Trust	59	80
Global Logistic Properties Ltd.	35	50
Mapletree Commercial Trust	37	$ 32
		337
Total Singapore – 1.0%		**$ 337**
Sweden		
Financials – 0.9%		
Fabege AB	9	128
Hufvudstaden AB	15	191
		319
Total Sweden – 0.9%		**$ 319**
Switzerland		
Financials – 0.5%		
PSP Swiss Property Ltd., Registered Shares	2	175
Total Switzerland – 0.5%		**$ 175**
United Kingdom		
Financials – 5.8%		
British Land Co. plc (The)	9	117
Capital & Regional plc	116	116
Derwent London plc	5	288
Hammerson plc	36	344
Hansteen Holdings plc	60	109
Land Securities Group plc	38	734
LondonMetric Property plc	54	134
Shaftesbury plc	11	151
		1,993
Total United Kingdom – 5.8%		**$1,993**
United States		
Financials – 50.6%		
Acadia Realty Trust	3	95
American Assets Trust, Inc.	2	66
American Campus Communities, Inc.	9	342
AvalonBay Communities, Inc.	6	1,091
BioMed Realty Trust, Inc.	10	195
Boston Properties, Inc.	6	763
Brixmor Property Group, Inc.	10	245
Camden Property Trust	12	871
Care Capital Properties, Inc.	5	172
CBL & Associates Properties, Inc.	23	317
Columbia Property Trust, Inc.	6	133
Corporate Office Properties Trust	13	278
CubeSmart	10	264
DDR Corp.	17	263
Duke Realty Corp.	22	429
DuPont Fabros Technology, Inc.	3	83
EastGroup Properties, Inc.	2	91
Equity Residential	22	1,666
General Growth Properties, Inc.	14	357

Ivy Global Real Estate Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
Health Care, Inc.	7	$470
Host Hotels & Resorts, Inc.	12	195
Hudson Pacific Properties, Inc.	8	233
LaSalle Hotel Properties	16	452
Medical Properties Trust, Inc.	14	153
National Health Investors, Inc.	2	101
New York, Inc.	18	182
Paramount Group, Inc.	16	267
ProLogis	21	800
Public Storage, Inc.	4	928
Ramco-Gershenson Properties Trust	9	137
Retail Properties of America, Inc.	15	207
RLJ Lodging Trust	12	312
Senior Housing Properties Trust	12	193
Simon Property Group, Inc.	13	$ 2,451
SL Green Realty Corp.	3	294
Spirit Realty Capital, Inc.	21	189
Sunstone Hotel Investors, Inc.	26	348
Taubman Centers, Inc.	7	474
Terreno Realty Corp.	—*	5
Ventas, Inc.	11	598
Vornado Realty Trust	8	695
		17,405
Telecommunication Services – 1.5%		
American Tower Corp., Class A	6	528
Total United States – 52.1%		$17,933
TOTAL COMMON STOCKS – 98.6%		$33,934
(Cost: $33,682)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp. 0.200%, 10-7-15 (B)	$133	$ 133
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 133
(Cost: $133)		
TOTAL INVESTMENT SECURITIES – 99.0%		$34,067
(Cost: $33,815)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		336
NET ASSETS – 100.0%		$34,403

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$19,154	$14,252	$—
Telecommunication Services	528	—	—
Total Common Stocks	$19,682	$14,252	$—
Short-Term Securities	—	133	—
Total	$19,682	$14,385	$—

During the period ended September 30, 2015, securities totaling $13,297 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Financials	97.1%
Telecommunication Services	1.5%
Other+	1.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Risk-Managed Real Estate Fund ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**99.2%**
Financials	99.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.8%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	14/148	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**55.8%**
United States	53.0%
Other North America	2.8%
Pacific Basin	**29.0%**
Japan	11.2%
Hong Kong	9.6%
Australia	7.0%
Other Pacific Basin	1.2%
Europe	**14.4%**
United Kingdom	5.8%
Other Europe	8.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Equity Residential	United States	Financials	Residential REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Swire Properties Ltd.	Hong Kong	Financials	Real Estate Operating Companies
Hongkong Land Holdings Ltd.	Hong Kong	Financials	Real Estate Development
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Scentre Group	Australia	Financials	Retail REITs
Boston Properties, Inc.	United States	Financials	Office REITs
Nippon Building Fund, Inc.	Japan	Financials	Office REITs
Camden Property Trust	United States	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Risk-Managed Real Estate Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Financials – 7.0%		
DEXUS Property Group	184	$ 928
Investa Office Fund	113	314
Scentre Group	630	1,735
Westfield Corp.	177	1,243
		4,220
Total Australia – 7.0%		**$4,220**
Belgium		
Financials – 0.4%		
Befimmo N.V./S.A.	4	250
Total Belgium – 0.4%		**$ 250**
Canada		
Financials – 2.8%		
Allied Properties	9	236
Boardwalk	2	68
Canadian Apartments Properties	15	449
RioCan	25	482
SmartREIT	19	438
		1,673
Total Canada – 2.8%		**$1,673**
France		
Financials – 2.4%		
Gecina	4	531
Unibail–Rodamco	4	949
		1,480
Total France – 2.4%		**$1,480**
Germany		
Financials – 3.1%		
Ado Properties S.A. (A)	7	170
alstria office AG	26	334
Deutsche EuroShop AG	8	350
Deutsche Wohnen AG	22	592
LEG Immobilien AG	5	446
		1,892
Total Germany – 3.1%		**$1,892**
Hong Kong		
Financials – 9.6%		
Hongkong Land Holdings Ltd.	340	2,248
Link (The)	223	1,225
Swire Properties Ltd.	838	2,322
		5,795
Total Hong Kong – 9.6%		**$5,795**
Japan		
Financials – 11.2%		
Daiwa Office Investment Corp.	—*	870
GLP J	—*	$ 294
Hulic, Inc.	—*	498
Kenedix Office Investment Corp.	—*	1,279
Nippon Building Fund, Inc.	—*	1,669
Nippon Prologis, Inc.	—*	328
ORIX JREIT, Inc.	1	1,494
Tokyu, Inc.	—*	360
		6,792
Total Japan – 11.2%		**$6,792**
Jersey		
Financials – 0.2%		
Atrium European Real Estate Ltd.	35	153
Total Jersey – 0.2%		**$ 153**
Netherlands		
Financials – 1.1%		
Eurocommercial Properties N.V.	7	287
Wereldhave N.V.	6	357
		644
Total Netherlands – 1.1%		**$ 644**
Singapore		
Financials – 1.2%		
CapitaCommercial Trust	270	255
CapitaMall Trust	239	319
Mapletree Commercial Trust	159	140
		714
Total Singapore – 1.2%		**$ 714**
Sweden		
Financials – 0.7%		
Hufvudstaden AB	32	423
Total Sweden – 0.7%		**$ 423**
Switzerland		
Financials – 0.7%		
PSP Swiss Property Ltd., Registered Shares	5	447
Total Switzerland – 0.7%		**$ 447**
United Kingdom		
Financials – 5.8%		
Derwent London plc	10	575
Hammerson plc	68	640
Hansteen Holdings plc	95	174
Land Securities Group plc	75	1,428
LondonMetric Property plc	109	271
Shaftesbury plc	29	$ 406
		3,494
Total United Kingdom—5.8%		**$ 3,494**
United States		
Financials – 53.0%		
Acadia Realty Trust	22	667
American Assets Trust, Inc.	9	364
American Campus Communities, Inc.	28	1,021
AvalonBay Communities, Inc.	11	1,934
BioMed Realty Trust, Inc.	25	504
Boston Properties, Inc.	14	1,698
Brixmor Property Group, Inc.	17	397
Camden Property Trust	21	1,562
Care Capital Properties, Inc.	10	326
Corporate Office Properties Trust	23	483
CubeSmart	17	472
Duke Realty Corp.	36	695
EastGroup Properties, Inc.	9	468
Equity One, Inc.	16	384
Equity Residential	43	3,208
Federal Realty Investment Trust	3	457
General Growth Properties, Inc.	26	677
Health Care, Inc.	18	1,239
Hudson Pacific Properties, Inc.	17	489
National Health Investors, Inc.	3	180
National Retail Properties, Inc.	9	317
New York, Inc.	34	342
Paramount Group, Inc.	35	592
ProLogis	37	1,447
Public Storage, Inc.	12	2,473
Ramco-Gershenson Properties Trust	19	280
Retail Properties of America, Inc.	26	368
Senior Housing Properties Trust	20	332
Simon Property Group, Inc.	26	4,697
Taubman Centers, Inc.	21	1,470
Terreno Realty Corp.	1	13
Ventas, Inc.	18	1,027
Vornado Realty Trust	14	1,236
Washington	13	324
		32,143
Total United States – 53.0%		**$32,143**
TOTAL COMMON STOCKS – 99.2%		**$60,120**
(Cost: $58,812)		

Ivy Global Risk-Managed Real Estate Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp. 0.200%, 10-7-15 (B)	$118	$ 118
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 118
(Cost: $118)		
TOTAL INVESTMENT SECURITIES – 99.4%		$60,238
(Cost: $58,930)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		369
NET ASSETS – 100.0%		$60,607

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$36,387	$23,733	$—
Total Common Stocks	$36,387	$23,733	$—
Short-Term Securities	—	118	—
Total	$36,387	$23,851	$—

During the period ended September 30, 2015, securities totaling $24,330 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Financials	99.2%
Other+	0.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**99.0%**
Financials	97.5%
Information Technology	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.0%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	50/256	20
3 Year	71/216	33
5 Year	107/178	60
10 Year	98/125	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Boston Properties, Inc.	Financials	Office REITs
Vornado Realty Trust	Financials	Office REITs
Essex Property Trust, Inc.	Financials	Residential REITs
ProLogis	Financials	Industrial REITs
Health Care, Inc.	Financials	Health Care REITs
Ventas, Inc.	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Real Estate Securities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Financials		
Health Care REITs – 4.6%		
HCP, Inc.	177	$ 6,586
Health Care, Inc.	350	23,722
		30,308
Industrial REITs – 5.4%		
DCT Industrial Trust, Inc.	176	5,932
First Industrial Realty Trust, Inc.	278	5,820
ProLogis	623	24,232
		35,984
Office REITs – 21.2%		
Alexandria Real Estate Equities, Inc.	220	18,653
Boston Properties, Inc.	253	29,943
Douglas Emmett, Inc.	102	2,924
Duke Realty Corp.	839	15,991
Highwoods Properties, Inc.	243	9,405
Hudson Pacific Properties, Inc.	276	7,943
Kilroy Realty Corp.	122	7,940
Mack-Cali Realty Corp.	283	5,349
SL Green Realty Corp.	128	13,837
Vornado Realty Trust	319	28,881
		140,866
Residential REITs – 23.4%		
American Campus Communities, Inc.	76	2,758
Apartment Investment and Management Co., Class A	281	10,416
AvalonBay Communities, Inc.	186	32,488
Camden Property Trust	140	10,346

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
Equity Lifestyle Properties, Inc.	187	$ 10,956
Equity Residential	487	36,552
Essex Property Trust, Inc.	127	28,391
Mid-America Apartment Communities, Inc.	27	2,244
Post Properties	41	2,367
UDR, Inc.	533	18,386
		154,904
Retail REITs – 24.6%		
Acadia Realty Trust	224	6,748
Brixmor Property Group, Inc.	244	5,720
Federal Realty Investment Trust	142	19,389
General Growth Properties, Inc.	725	18,840
Kimco Realty Corp.	639	15,604
Macerich Co. (The)	109	8,381
Regency Centers Corp.	146	9,061
Simon Property Group, Inc.	382	70,176
Weingarten Realty Investors	281	9,297
		163,216
Specialized REITs – 18.3%		
Chesapeake Lodging Trust	189	4,933
CubeSmart	357	9,701
Digital Realty Trust, Inc.	70	4,559
Extra Space Storage, Inc.	203	15,640
Host Hotels & Resorts, Inc.	420	6,643
Pebblebrook Hotel Trust	351	12,440
Public Storage, Inc.	176	37,162
Strategic Hotels & Resorts, Inc. (A)	299	4,128

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Sunstone Hotel Investors, Inc.	454	$ 6,010
Ventas, Inc.	358	20,043
		121,259
Total Financials – 97.5%		**646,537**
Information Technology		
Internet Software & Services – 1.5%		
Equinix, Inc.	36	9,733
Total Information Technology – 1.5%		**9,733**
TOTAL COMMON STOCKS – 99.0%		**$ 656,270**
(Cost: $478,547)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.200%, 10-7-15 (B)	$2,079	2,079
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 2,079**
(Cost: $2,079)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$658,349**
(Cost: $480,626)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**4,597**
NET ASSETS – 100.0%		**$662,946**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$656,270	$ —	$ —
Short-Term Securities	—	2,079	—
Total	$656,270	$ 2,079	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund

Asset Allocation

Stocks	**94.2%**
Information Technology	59.9%
Health Care	20.1%
Consumer Discretionary	5.2%
Industrials	3.6%
Telecommunication Services	2.3%
Financials	1.5%
Utilities	0.9%
Materials	0.5%
Consumer Staples	0.2%
Warrants	**0.0%**
Bonds	**0.4%**
Corporate Debt Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.4%**

Country Weightings

North America	**76.6%**
United States	76.6%
Europe	**8.4%**
Pacific Basin	**5.2%**
Other	**3.6%**
Israel	3.6%
Bahamas/Caribbean	**0.8%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.4%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	148/157	94
3 Year	67/147	46
5 Year	27/144	19
10 Year	10/115	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Microsoft Corp.	United States	Information Technology	Systems Software
Cerner Corp.	United States	Health Care	Health Care Technology
Aspen Technology, Inc.	United States	Information Technology	Application Software
NXP Semiconductors N.V.	Netherlands	Information Technology	Semiconductors
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Science and Technology Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 2.3%		
Tesla Motors, Inc. (A)	532	$132,149
Consumer Electronics – 2.9%		
Garmin Ltd.	1,511	54,207
Harman International Industries, Inc.	1,142	109,592
		163,799
Total Consumer Discretionary – 5.2%		295,948
Consumer Staples		
Agricultural Products – 0.2%		
Arcadia Biosciences, Inc. (A)(B)	3,161	9,641
Total Consumer Staples – 0.2%		9,641
Financials		
Specialized REITs – 1.5%		
QTS Realty Trust, Inc., Class A	1,926	84,134
Total Financials – 1.5%		84,134
Health Care		
Biotechnology – 8.0%		
Evogene Ltd. (A)(B)	1,852	15,278
FibroGen, Inc. (A)	1,187	26,026
Isis Pharmaceuticals, Inc. (A)	3,356	135,629
PTC Therapeutics, Inc. (A)	1,005	26,844
Seres Therapeutics, Inc. (A)	285	8,439
Spark Therapeutics, Inc. (A)	119	4,962
Vertex Pharmaceuticals, Inc. (A)	2,283	237,773
		454,951
Health Care Equipment – 1.7%		
Avinger, Inc. (A)(B)	1,361	20,018
Cardiovascular Systems, Inc. (A)	865	13,701
Intuitive Surgical, Inc. (A)	135	62,043
		95,762
Health Care Facilities – 2.6%		
Tenet Healthcare Corp. (A)	3,942	145,535
Health Care Technology – 3.7%		
Cerner Corp. (A)(C)	3,506	210,208
Life Sciences Tools & Services – 1.6%		
PRA Health Sciences, Inc. (A)	2,266	87,994
Pharmaceuticals – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	2,510	$ 141,703
Total Health Care – 20.1%		1,136,153
Industrials		
Building Products – 0.9%		
Advanced Drainage Systems, Inc.	1,682	48,663
Construction & Engineering – 0.8%		
Abengoa S.A., Class B (D)	13,524	12,602
Abengoa S.A., Class B ADR	6,566	30,597
		43,199
Industrial Machinery – 1.9%		
Pentair, Inc.	2,157	110,073
Total Industrials – 3.6%		201,935
Information Technology		
Application Software – 9.4%		
ACI Worldwide, Inc. (A)(B)	8,248	174,195
Aspen Technology, Inc. (A)(B)	5,192	196,810
Globant S.A. (A)	1,620	49,546
Mobileye N.V. (A)	1,075	48,890
Silver Spring Networks, Inc. (A)(B)	4,810	61,949
		531,390
Communications Equipment – 0.8%		
Ruckus Wireless, Inc. (A)	3,992	47,427
Data Processing & Outsourced Services – 15.0%		
Alliance Data Systems Corp. (A)	1,176	304,638
Euronet Worldwide, Inc. (A)(B)(E)	3,892	288,364
EVERTEC, Inc.	2,365	42,738
QIWI plc ADR	2,125	34,254
WNS (Holdings) Ltd. ADR (A)(B)	6,259	174,933
		844,927
Electronic Components – 1.3%		
Universal Display Corp. (A)	2,175	73,719
Electronic Equipment & Instruments – 0.9%		
FLIR Systems, Inc.	1,712	47,922
Internet Software & Services – 8.4%		
21Vianet Group, Inc. ADR (A)	1,922	35,142
Alibaba Group Holding Ltd. ADR (A)	738	43,544
Internet Software & Services (Continued)		
Facebook, Inc., Class A (A)	1,559	$ 140,163
Google, Inc., Class A (A)	146	93,457
Google, Inc., Class C (A)	188	114,409
Twitter, Inc. (A)	1,825	49,176
		475,891
IT Consulting & Other Services – 2.7%		
Acxiom Corp. (A)(B)	6,256	123,626
Virtusa Corp. (A)	578	29,631
		153,257
Semiconductor Equipment – 1.0%		
Nanometrics, Inc. (A)(B)	1,438	17,463
Photronics, Inc. (A)(B)	4,528	41,027
		58,490
Semiconductors – 16.6%		
Cypress Semiconductor Corp.	8,594	73,224
Dialog Semiconductor plc (A)(D)	1,409	56,531
Marvell Technology Group Ltd.	4,890	44,256
Micron Technology, Inc. (A)	17,665	264,625
Microsemi Corp. (A)(B)	5,164	169,498
NXP Semiconductors N.V. (A)	2,079	180,992
Rambus, Inc. (A)(B)	6,607	77,958
Semtech Corp. (A)(B)	3,890	58,741
Silicon Laboratories, Inc. (A)	275	11,433
		937,258
Systems Software – 3.8%		
Microsoft Corp.	4,909	217,272
Total Information Technology – 59.9%		3,387,553
Materials		
Commodity Chemicals – 0.4%		
BioAmber, Inc. (A)(B)	3,749	20,057
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	2,608	5,503
Total Materials – 0.5%		25,560
Telecommunication Services		
Alternative Carriers – 1.6%		
Zayo Group Holdings, Inc. (A)	3,548	89,977

COMMON STOCKS (Continued)

	Shares	Value
Integrated Telecommunication Services – 0.7%		
China Unicom Ltd. (D)	32,182	$ 40,942
Total Telecommunication Services – 2.3%		**130,919**
Utilities		
Renewable Electricity – 0.9%		
Abengoa Yield plc	2,991	49,496
Total Utilities – 0.9%		**49,496**
TOTAL COMMON STOCKS – 94.2%		**$5,321,339**
(Cost: $4,442,585)		

WARRANTS

	Shares	Value
Commodity Chemicals – 0.0%		
BioAmber, Inc., expires 5-9-17 (B)(F)	1,276	2,271
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8-20-20 (B)(F)(G) . . .	2,390	226
TOTAL WARRANTS – 0.0%		$ 2,497
(Cost: $447)		

CORPORATE DEBT SECURITIES

	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (B)(G)	$23,900	23,900
Total Materials – 0.4%		**23,900**
TOTAL CORPORATE DEBT SECURITIES – 0.4%		$ 23,900
(Cost: $23,900)		

SHORT-TERM SECURITIES

	Principal	Value
Certificate Of Deposit – 0.2%		
Banco del Estado de Chile, 0.210%, 10-19-15 . . .	14,750	14,751
Commercial Paper (H) – 4.5%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/ COB), 0.170%, 10-26-15 . . .	5,000	4,999

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Baxter International, Inc.:		
0.340%, 10-9-15	$11,000	$ 10,999
0.260%, 10-21-15	5,000	4,999
Becton Dickinson & Co., 0.290%, 11-3-15	10,000	9,997
Bemis Co., Inc.:		
0.250%, 10-16-15	8,000	7,999
0.260%, 10-19-15	15,000	14,998
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.140%, 10-1-15	5,000	5,000
Danaher Corp., 0.170%, 10-1-15	15,300	15,300
E.I. du Pont de Nemours and Co.:		
0.190%, 10-5-15	10,000	10,000
0.120%, 10-15-15	5,000	5,000
Ecolab, Inc.:		
0.260%, 10-22-15	8,000	7,999
0.300%, 11-17-15	10,000	9,996
EMC Corp., 0.190%, 10-7-15	8,000	8,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.260%, 10-19-15	10,000	9,999
0.260%, 10-23-15	15,000	14,997
John Deere Financial Ltd. (GTD by John Deere Capital Corp.):		
0.175%, 10-8-15	12,000	12,000
0.150%, 10-29-15	13,000	12,998
Kellogg Co., 0.350%, 10-7-15	7,000	7,000
McDonalds Corp., 0.340%, 10-1-15	10,000	10,000
Microsoft Corp., 0.080%, 11-4-15	10,000	9,999
Mondelez International, Inc., 0.350%, 10-6-15	3,565	3,565
NBCUniversal Enterprise, Inc., 0.340%, 10-1-15	10,000	10,000
Northern Illinois Gas Co., 0.220%, 10-8-15	8,000	8,000
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.150%, 10-6-15	4,000	4,000
Pfizer, Inc.:		
0.100%, 11-17-15	10,000	9,999
0.100%, 11-19-15	5,000	4,999
St. Jude Medical, Inc., 0.220%, 10-13-15	10,000	9,999
Virginia Electric and Power Co., 0.430%, 10-1-15	10,000	10,000
		252,841

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10-7-15 (I) . .	$ 3,875	$ 3,875
Municipal Obligations – 0.3%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (I) . .	4,600	4,600
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 10-7-15 (I) . .	4,000	4,000
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (I) . .	1,000	1,000
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.010%, 10-7-15 (I) . .	1,575	1,575
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.010%, 10-1-15 (I) . .	2,606	2,606
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 10-7-15 (I) . .	2,416	2,416
		16,197
United States Government Agency Obligations – 0.5%		
Overseas Private Investment Corp. (GTD by U.S. Government): 0.150%, 10-7-15 (I) . .	26,212	26,212
TOTAL SHORT-TERM SECURITIES – 5.6%		$ 313,876
(Cost: $313,866)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$5,661,612**
(Cost: $4,780,798)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(10,637)
NET ASSETS – 100.0%		**$5,650,975**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) All or a portion of securities with an aggregate value of $5,996 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) Listed on an exchange outside the United States.

(E) All or a portion of securities with an aggregate value of $4,075 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(F) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G) Restricted securities. At September 30, 2015, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	8-20-15	$23,900	$23,900	$23,900
		Shares		
Marrone Bio Innovations, Inc., expires 8-20-20	8-20-15	2,390	$ —	$ 226
			$23,900	$24,126

The total value of these securities represented 0.4% of net assets at September 30, 2015.

(H) Rate shown is the yield to maturity at September 30, 2015.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple, Inc.	Citibank N.A.	Put	5,309	October 2015	$110.00	$1,893	$(1,471)
	Citibank N.A.	Put	5,309	October 2015	115.00	3,000	(2,986)
						$4,893	$(4,457)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 295,948	$ —	$ —
Consumer Staples	9,641	—	—
Financials	84,134	—	—
Health Care	1,136,153	—	—
Industrials	189,333	12,602	—
Information Technology	3,331,022	56,531	—
Materials	25,560	—	—
Telecommunication Services	89,977	40,942	—
Utilities	49,496	—	—
Total Common Stocks	$5,211,264	$110,075	$ —
Warrants	2,271	226	—
Corporate Debt Securities	—	—	23,900
Short-Term Securities	—	313,876	—
Total	$5,213,535	$424,177	$23,900
Liabilities			
Written Options	$ —	$ 4,457	$ —

During the period ended September 30, 2015, securities totaling $161,869 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Fund

Country Diversification

(as a % of net assets)	
United States	76.6%
Israel	3.6%
Netherlands	3.2%
India	3.1%
China	2.1%
United Kingdom	1.9%
Spain	1.7%
Germany	1.0%
Other Countries	1.4%
Other+	5.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund
ASSETS							
Investments in unaffiliated securities at value+	$16,732,925	$2,492,734	$399,034	$ 819,529	$34,067	$60,238	$658,349
Investments in affiliated securities at value+	1,213,941	—	—	—	—	—	—
Bullion at value+	682,401	—	—	—	—	—	—
Investments at Value	18,629,267	2,492,734	399,034	819,529	34,067	60,238	658,349
Cash	926	1	1	—*	—*	1	1
Cash denominated in foreign currencies at value+	12	—	—	—	40	121	—
Investment securities sold receivable	21,667	10,307	—	5	226	51	4,191
Dividends and interest receivable	81,475	7,357	123	906	132	203	2,004
Capital shares sold receivable	12,254	6,689	2,294	789	94	53	429
Receivable from affiliates	123	—	—	25	93	66	3
Unrealized appreciation on forward foreign currency contracts	—	—	—	766	—	—	—
Prepaid and other assets	173	85	66	53	31	32	56
Total Assets	18,745,897	2,517,173	401,518	822,073	34,683	60,765	665,033
LIABILITIES							
Investment securities purchased payable	50,338	29,070	—	—	230	79	323
Capital shares redeemed payable	106,664	12,422	1,302	1,733	26	52	1,399
Independent Trustees and Chief Compliance Officer fees payable	1,364	50	7	665	—*	—*	86
Distribution and service fees payable	215	31	4	8	—*	—*	5
Shareholder servicing payable	5,056	525	139	544	14	16	227
Investment management fee payable	289	45	9	21	1	2	15
Accounting services fee payable	23	23	11	20	3	4	17
Unrealized depreciation on forward foreign currency contracts	1,194	—	—	33	—	—	—
Written options at value+	32,621	—	—	—	—	—	—
Other liabilities	675	31	8	22	6	5	15
Total Liabilities	198,439	42,197	1,480	3,046	280	158	2,087
Total Net Assets	$18,547,458	$2,474,976	$400,038	$ 819,027	$34,403	$60,607	$662,946
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$18,081,556	$2,276,424	$506,311	$ 3,040,030	$33,839	$59,482	$467,120
Undistributed (distributions in excess of) net investment income	275,372	8,593	(900)	1,400	56	(44)	1,979
Accumulated net realized gain (loss)	474,518	109,577	(39,231)	(2,128,028)	257	(135)	16,124
Net unrealized appreciation (depreciation)	(283,988)	80,382	(66,142)	(94,375)	251	1,304	177,723
Total Net Assets	$18,547,458	$2,474,976	$400,038	$ 819,027	$34,403	$60,607	$662,946
CAPITAL SHARES OUTSTANDING:							
Class A	209,116	49,840	16,624	36,290	2,852	4,011	17,718
Class B	19,728	2,909	356	1,170	26	54	179
Class C	272,086	31,136	7,471	12,024	90	322	617
Class E	2,657	7	10	358	N/A	N/A	115
Class I	272,470	13,386	6,582	9,514	251	933	390
Class R	5,742	471	1,331	1,948	45	201	51
Class R6	3,821	131	288	290	N/A	N/A	109
Class Y	39,674	6,694	3,590	3,253	98	313	5,317
NET ASSET VALUE PER SHARE:							
Class A	$22.73	$23.71	$11.10	$12.95	$10.23	$10.39	$27.07
Class B	$21.63	$23.52	$10.27	$11.17	$10.16	$10.35	$26.29
Class C	$21.77	$23.59	$10.44	$10.94	$10.15	$10.35	$26.63
Class E	$22.79	$23.81	$11.33	$13.21	N/A	N/A	$27.08
Class I	$22.99	$23.69	$11.45	$13.43	$10.23	$10.40	$27.21
Class R	$22.51	$23.71	$11.05	$12.79	$10.19	$10.37	$27.07
Class R6	$23.05	$23.72	$11.47	$13.45	N/A	N/A	$27.24
Class Y	$22.78	$23.71	$11.24	$13.22	$10.29	$10.40	$27.10
+COST							
Investments in unaffiliated securities at cost	$16,631,202	$2,412,352	$465,176	$ 914,632	$33,815	$58,930	$480,626
Investments in affiliated securities at cost	1,535,116	—	—	—	—	—	—
Bullion at cost	737,644	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	13	—	—	—	40	121	—
Written options premiums received at cost	26,054	—	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Science and Technology Fund
ASSETS	
Investments in unaffiliated securities at value+	$4,180,154
Investments in affiliated securities at value+	1,481,458
Investments at Value	**5,661,612**
Cash	1
Dividends and interest receivable	1,988
Capital shares sold receivable	10,904
Receivable from affiliates	10
Prepaid and other assets	133
Total Assets	**5,674,648**
LIABILITIES	
Capital shares redeemed payable	17,270
Independent Trustees and Chief Compliance Officer fees payable	160
Distribution and service fees payable	48
Shareholder servicing payable	1,531
Investment management fee payable	123
Accounting services fee payable	23
Written options at value+	4,457
Other liabilities	61
Total Liabilities	**23,673**
Total Net Assets	**$5,650,975**
NET ASSETS	
Capital paid in (shares authorized - unlimited)	$4,627,362
Distributions in excess of net investment income	(33,655)
Accumulated net realized gain	176,018
Net unrealized appreciation	881,250
Total Net Assets	**$5,650,975**
CAPITAL SHARES OUTSTANDING:	
Class A	40,081
Class B	1,383
Class C	21,340
Class E	427
Class I	32,807
Class R	2,274
Class R6	323
Class Y	17,363
NET ASSET VALUE PER SHARE:	
Class A	$48.32
Class B	$41.31
Class C	$42.71
Class E	$48.06
Class I	$52.44
Class R	$47.46
Class R6	$52.53
Class Y	$50.68
+COST	
Investments in unaffiliated securities at cost	$3,647,183
Investments in affiliated securities at cost	1,133,615
Written options premiums received at cost	4,893

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 178,860	$ 17,689	$ 2,632	$ 9,337	$ 482	$ 965	$ 7,735
Foreign dividend withholding tax	(6,417)	(147)	(51)	(316)	(25)	(57)	—
Interest and amortization from unaffiliated securities	43,649	11,278	28	32	—*	—*	4
Interest and amortization from affiliated securities	14,068	—	—	—	—	—	—
Foreign interest withholding tax	—*	—	—	—	—	—	—
Total Investment Income	**230,160**	**28,820**	**2,609**	**9,053**	**457**	**908**	**7,739**
EXPENSES							
Investment management fee	65,006	8,470	1,960	4,815	165	296	3,162
Distribution and service fees:							
Class A	7,290	1,537	275	747	37	53	626
Class B	2,609	366	23	90	1	5	27
Class C	36,151	3,762	445	848	5	17	91
Class E	88	—*	—*	7	N/A	N/A	4
Class R	379	26	41	77	1	5	4
Class Y	1,338	228	53	69	1	5	197
Shareholder servicing:							
Class A	4,104	993	304	1,078	60	61	882
Class B	369	51	9	52	—*	—*	14
Class C	3,829	377	87	227	1	2	28
Class E	99	—*	—*	26	N/A	N/A	11
Class I	6,506	254	70	143	2	7	10
Class R	193	13	21	40	1	3	2
Class R6	3	—*	—*	—*	N/A	N/A	—*
Class Y	843	140	35	45	1	3	118
Registration fees	294	109	80	65	38	40	65
Custodian fees	625	17	7	11	10	9	9
Independent Trustees and Chief Compliance Officer fees	343	36	7	26	—*	1	11
Accounting services fee	138	138	74	131	15	24	97
Professional fees	342	24	16	31	20	20	23
Other	1,072	67	28	74	7	6	33
Total Expenses	**131,621**	**16,608**	**3,535**	**8,602**	**365**	**557**	**5,414**
Less:							
Expenses in excess of limit	(125)	—	—	(25)	(93)	(66)	(359)
Total Net Expenses	**131,496**	**16,608**	**3,535**	**8,577**	**272**	**491**	**5,055**
Net Investment Income (Loss)	**98,664**	**12,212**	**(926)**	**476**	**185**	**417**	**2,684**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(338,185)	53,853	(14,413)	(49,898)	114	351	3,949
Futures contracts	(67,220)	—	—	—	—	—	—
Written options	49,502	—	—	—	—	—	—
Forward foreign currency contracts	(47,494)	—	—	(1,242)	—	—	—
Foreign currency exchange transactions	(1,170)	—	(1)	(52)	(4)	(6)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(2,289,517)	(260,523)	(90,732)	(156,402)	(3,225)	(4,609)	(64,726)
Investments in affiliated securities	(156,536)	—	—	—	—	—	—
Futures contracts	(4,323)	—	—	—	—	—	—
Written options	(21,067)	—	—	—	—	—	—
Forward foreign currency contracts	6,992	—	—	(550)	—	—	—
Foreign currency exchange transactions	352	—	—	30	2	1	—
Net Realized and Unrealized Loss	**(2,868,666)**	**(206,670)**	**(105,146)**	**(208,114)**	**(3,113)**	**(4,263)**	**(60,777)**
Net Decrease in Net Assets Resulting from Operations	**$(2,770,002)**	**$(194,458)**	**$(106,072)**	**$(207,638)**	**$(2,928)**	**$(3,846)**	**$(58,093)**

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Science and Technology Fund
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 20,139
Foreign dividend withholding tax	(1,152)
Interest and amortization from unaffiliated securities	461
Interest and amortization from affiliated securities	218
Total Investment Income	19,666
EXPENSES	
Investment management fee	25,289
Distribution and service fees:	
Class A	2,747
Class B	334
Class C	5,091
Class E	28
Class R	298
Class Y	1,272
Shareholder servicing:	
Class A	2,170
Class B	64
Class C	700
Class E	49
Class I	1,515
Class R	152
Class R6	1
Class Y	779
Registration fees	142
Custodian fees	178
Independent Trustees and Chief Compliance Officer fees	90
Accounting services fee	138
Professional fees	69
Other	158
Total Expenses	41,264
Less:	
Expenses in excess of limit	(10)
Total Net Expenses	41,254
Net Investment Loss	(21,588)
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	277,975
Investments in affiliated securities	(119,121)
Written options	5,557
Foreign currency exchange transactions	(13)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(1,008,391)
Investments in affiliated securities	(42,528)
Written options	436
Net Realized and Unrealized Loss	(886,085)
Net Decrease in Net Assets Resulting from Operations	$ (907,673)

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Asset Strategy Fund[1]		Ivy Balanced Fund		Ivy Energy Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 98,664	$ 229,009	$ 12,212	$ 12,597	$ (926)	$ (1,094)
Net realized gain (loss) on investments	(404,567)	4,684,980	53,853	101,236	(14,414)	(15,854)
Net change in unrealized appreciation (depreciation)	(2,464,099)	(5,788,861)	(260,523)	68,818	(90,732)	(36,512)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,770,002)**	**(874,872)**	**(194,458)**	**182,651**	**(106,072)**	**(53,460)**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(28,374)	(4,396)	(6,752)	—	—
Class B	—	(589)	(26)	—	—	—
Class C	—	(8,229)	(326)	(58)	—	—
Class E	—	(258)	(1)	(2)	—	—
Class I	—	(70,078)	(1,551)	(2,578)	—	—
Class R	—	(324)	(18)	(22)	—	—
Class R6	—	(57)	(18)	(13)	—	—
Class Y	—	(5,002)	(630)	(1,032)	—	—
Net realized gains:						
Class A	—	(1,122,023)	—	(30,568)	—	—
Class B	—	(105,009)	—	(1,995)	—	—
Class C	—	(1,414,827)	—	(18,309)	—	—
Class E	—	(11,538)	—	(5)	—	—
Class I	—	(1,755,141)	—	(8,576)	—	—
Class R	—	(26,544)	—	(235)	—	—
Class R6	—	(1,679)	—	(52)	—	—
Class Y	—	(197,824)	—	(4,543)	—	—
Total Distributions to Shareholders	**—**	**(4,747,496)**	**(6,966)**	**(74,740)**	**—**	**—**
Capital Share Transactions	**(3,883,249)**	**(4,772,735)**	**146,304**	**598,637**	**69,688**	**293,560**
Net Increase (Decrease) in Net Assets	**(6,653,251)**	**(10,395,103)**	**(55,120)**	**706,548**	**(36,384)**	**240,100**
Net Assets, Beginning of Period	25,200,709	35,595,812	2,530,096	1,823,548	436,422	196,322
Net Assets, End of Period	**$18,547,458**	**$ 25,200,709**	**$2,474,976**	**$2,530,096**	**$ 400,038**	**$436,422**
Undistributed (distributions in excess of) net investment income	$ 275,372	$ 177,878	$ 8,593	$ 3,347	$ (900)	$ 27

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Natural Resources Fund		Ivy Global Real Estate Fund		Ivy Global Risk-Managed Real Estate Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 476	$ (960)	$ 185	$ 352	$ 417	$ 613
Net realized gain (loss) on investments	(51,192)	31,059	110	786	345	609
Net change in unrealized appreciation (depreciation)	(156,922)	(257,191)	(3,223)	3,294	(4,608)	5,890
Net Increase (Decrease) in Net Assets Resulting from Operations	**(207,638)**	**(227,092)**	**(2,928)**	**4,432**	**(3,846)**	**7,112**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(69)	(479)	(81)	(839)
Class B	—	—	—	(2)	—	(20)
Class C	—	—	—	(5)	—	(42)
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	(5)	(42)	(27)	(238)
Class R	—	—	—	(5)	(2)	(41)
Class R6	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	(2)	(14)	(6)	(85)
Net realized gains:						
Class A	—	—	—	(192)	—	—
Class B	—	—	—	(2)	—	—
Class C	—	—	—	(5)	—	—
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	(19)	—	—
Class R	—	—	—	(3)	—	—
Class R6	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	—	(6)	—	—
Total Distributions to Shareholders	**—**	**—**	**(76)**	**(774)**	**(116)**	**(1,265)**
Capital Share Transactions	(103,979)	(342,833)	3,244	4,767	1,019	21,559
Net Increase (Decrease) in Net Assets	(311,617)	(569,925)	240	8,425	(2,943)	27,406
Net Assets, Beginning of Period	1,130,644	1,700,569	34,163	25,738	63,550	36,144
Net Assets, End of Period	$ 819,027	$1,130,644	$34,403	$34,163	$60,607	$63,550
Undistributed (distributions in excess of) net investment income	$ 1,400	$ 976	$ 56	$ (49)	$ (44)	$ (339)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 2,684	$ 5,489	$ (21,588)	$ (40,341)
Net realized gain on investments	3,949	41,982	164,398	60,656
Net change in unrealized appreciation (depreciation)	(64,726)	99,506	(1,050,483)	451,918
Net Increase (Decrease) in Net Assets Resulting from Operations	**(58,093)**	**146,977**	**(907,673)**	**472,233**
Distributions to Shareholders From:				
Net investment income:				
Class A	(1,339)	(2,866)	—	—
Class B	—	—	—	—
Class C	(7)	(5)	—	—
Class E	(6)	(11)	—	—
Class I	(54)	(114)	—	—
Class R	(3)	(7)	—	—
Class R6	(17)	(28)	—	—
Class Y	(561)	(1,473)	—	—
Net realized gains:				
Class A	—	(14,818)	—	(43,478)
Class B	—	(184)	—	(1,723)
Class C	—	(540)	—	(21,751)
Class E	—	(85)	—	(409)
Class I	—	(288)	—	(34,397)
Class R	—	(53)	—	(2,299)
Class R6	—	(102)	—	(225)
Class Y	—	(5,234)	—	(20,535)
Total Distributions to Shareholders	**(1,987)**	**(25,808)**	**—**	**(124,817)**
Capital Share Transactions	**(50,348)**	**93,503**	**243,450**	**546,771**
Net Increase (Decrease) in Net Assets	**(110,428)**	**214,672**	**(664,223)**	**894,187**
Net Assets, Beginning of Period	773,374	558,702	6,315,198	5,421,011
Net Assets, End of Period	**$ 662,946**	**$773,374**	**$ 5,650,975**	**$6,315,198**
Undistributed (distributions in excess of) net investment income	$ 1,979	$ 1,282	$ (33,655)	$ (12,054)

See Accompanying Notes to Financial Statements.

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IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$25.89	$0.13	$(3.29)	$(3.16)	$ —	$ —	$—
Year ended 3-31-2015	31.61	0.26	(1.01)	(0.75)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.04	0.27	4.45	4.72	(0.15)	—	(0.15)
Year ended 3-31-2013	25.44	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.42	0.20	0.10	0.30	(0.28)	—	(0.28)
Year ended 3-31-2011	22.42	0.24	2.81	3.05	(0.05)	—	(0.05)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	24.73	0.03	(3.13)	(3.10)	—	—	—
Year ended 3-31-2015	30.54	0.03	(0.96)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.20	0.05	4.29	4.34	—*	—	—*
Year ended 3-31-2013	24.55	0.19	1.82	2.01	(0.36)	—	(0.36)
Year ended 3-31-2012	24.53	0.00	0.12	0.12	(0.10)	—	(0.10)
Year ended 3-31-2011	21.77	0.04	2.72	2.76	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	24.88	0.04	(3.15)	(3.11)	—	—	—
Year ended 3-31-2015	30.69	0.04	(0.97)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.33	0.05	4.32	4.37	(0.01)	—	(0.01)
Year ended 3-31-2013	24.67	0.20	1.83	2.03	(0.37)	—	(0.37)
Year ended 3-31-2012	24.66	0.01	0.11	0.12	(0.11)	—	(0.11)
Year ended 3-31-2011	21.87	0.05	2.74	2.79	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	25.96	0.13	(3.30)	(3.17)	—	—	—
Year ended 3-31-2015	31.67	0.23	(0.98)	(0.75)	(0.11)	(4.85)	(4.96)
Year ended 3-31-2014	27.10	0.26	4.45	4.71	(0.14)	—	(0.14)
Year ended 3-31-2013	25.49	0.38	1.89	2.27	(0.66)	—	(0.66)
Year ended 3-31-2012	25.48	0.19	0.10	0.29	(0.28)	—	(0.28)
Year ended 3-31-2011	22.47	0.22	2.84	3.06	(0.05)	—	(0.05)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	26.15	0.16	(3.32)	(3.16)	—	—	—
Year ended 3-31-2015	31.88	0.33	(1.02)	(0.69)	(0.19)	(4.85)	(5.04)
Year ended 3-31-2014	27.25	0.34	4.48	4.82	(0.19)	—	(0.19)
Year ended 3-31-2013	25.67	0.45	1.90	2.35	(0.77)	—	(0.77)
Year ended 3-31-2012	25.64	0.25	0.11	0.36	(0.33)	—	(0.33)
Year ended 3-31-2011	22.58	0.26	2.86	3.12	(0.06)	—	(0.06)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	25.68	0.08	(3.25)	(3.17)	—	—	—
Year ended 3-31-2015	31.45	0.14	(1.00)	(0.86)	(0.06)	(4.85)	(4.91)
Year ended 3-31-2014	26.94	0.16	4.43	4.59	(0.08)	—	(0.08)
Year ended 3-31-2013	25.29	0.29	1.88	2.17	(0.52)	—	(0.52)
Year ended 3-31-2012	25.28	0.11	0.11	0.22	(0.21)	—	(0.21)
Year ended 3-31-2011	22.35	0.13	2.83	2.96	(0.03)	—	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	26.21	0.16	(3.32)	(3.16)	—	—	—
Year ended 3-31-2015[6]	31.79	0.22	(0.78)	(0.56)	(0.17)	(4.85)	(5.02)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	25.94	0.13	(3.29)	(3.16)	—	—	—
Year ended 3-31-2015	31.67	0.25	(1.01)	(0.76)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.09	0.27	4.46	4.73	(0.15)	—	(0.15)
Year ended 3-31-2013	25.49	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.46	0.20	0.11	0.31	(0.28)	—	(0.28)
Year ended 3-31-2011	22.46	0.23	2.82	3.05	(0.05)	—	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$22.73	-12.21%	$ 4,752	0.98%[4]	1.02%[4]	—%	—%	43%
Year ended 3-31-2015	25.89	-2.28	6,332	0.96	0.86	—	—	75
Year ended 3-31-2014	31.61	17.47	9,659	0.96	0.92	—	—	65
Year ended 3-31-2013	27.04	9.09	7,853	0.98	1.55	—	—	39
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	21.63	-12.53	427	1.73[4]	0.26[4]	—	—	43
Year ended 3-31-2015	24.73	-3.01	571	1.71	0.11	—	—	75
Year ended 3-31-2014	30.54	16.58	783	1.71	0.16	—	—	65
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	21.77	-12.50	5,923	1.70[4]	0.30[4]	—	—	43
Year ended 3-31-2015	24.88	-2.99	7,807	1.68	0.13	—	—	75
Year ended 3-31-2014	30.69	16.59	9,880	1.68	0.19	—	—	65
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	22.79	-12.21	61	1.00[4]	0.99[4]	1.12[4]	0.87[4]	43
Year ended 3-31-2015	25.96	-2.29	72	1.00	0.79	1.10	0.69	75
Year ended 3-31-2014	31.67	17.40	74	1.00	0.87	1.12	0.75	65
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	22.99	-12.08	6,263	0.75[4]	1.25[4]	—	—	43
Year ended 3-31-2015	26.15	-2.06	9,112	0.74	1.08	—	—	75
Year ended 3-31-2014	31.88	17.72	13,522	0.73	1.14	—	—	65
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	22.51	-12.34	129	1.34[4]	0.65[4]	—	—	43
Year ended 3-31-2015	25.68	-2.67	161	1.33	0.47	—	—	75
Year ended 3-31-2014	31.45	17.03	162	1.33	0.54	—	—	65
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	23.05	-12.06	88	0.60[4]	1.31[4]	—	—	43
Year ended 3-31-2015[6]	26.21	-1.67	12	0.59[4]	1.18[4]	—	—	75[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	22.78	-12.18	904	0.98[4]	1.02[4]	1.00[4]	1.00[4]	43
Year ended 3-31-2015	25.94	-2.31	1,134	0.96	0.85	0.98	0.83	75
Year ended 3-31-2014	31.67	17.47	1,516	0.96	0.92	0.98	0.90	65
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$25.65	$ 0.14	$(1.99)	$(1.85)	$(0.09)	$ —	$(0.09)
Year ended 3-31-2015	24.38	0.20	1.97	2.17	(0.16)	(0.74)	(0.90)
Year ended 3-31-2014	21.60	0.15	3.25	3.40	(0.10)	(0.52)	(0.62)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.17	1.05	1.22	(0.18)	(0.09)	(0.27)
Year ended 3-31-2011	16.73	0.18	2.34	2.52	(0.17)	—	(0.17)
Class B Shares[4]							
Six-month period ended 9-30-2015 (unaudited)	25.45	0.05	(1.97)	(1.92)	(0.01)	—	(0.01)
Year ended 3-31-2015	24.19	0.01	1.97	1.98	—	(0.72)	(0.72)
Year ended 3-31-2014	21.45	(0.03)	3.23	3.20	—	(0.46)	(0.46)
Year ended 3-31-2013	19.93	0.03	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04	2.33	2.37	(0.05)	—	(0.05)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	25.53	0.06	(1.99)	(1.93)	(0.01)	—	(0.01)
Year ended 3-31-2015	24.26	0.02	1.97	1.99	—*	(0.72)	(0.72)
Year ended 3-31-2014	21.50	(0.01)	3.24	3.23	—	(0.47)	(0.47)
Year ended 3-31-2013	19.98	0.05	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07	2.34	2.41	(0.07)	—	(0.07)
Class E Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	25.76	0.16	(2.00)	(1.84)	(0.11)	—	(0.11)
Year ended 3-31-2015	24.48	0.23	1.99	2.22	(0.20)	(0.74)	(0.94)
Year ended 3-31-2014	21.68	0.18	3.27	3.45	(0.13)	(0.52)	(0.65)
Year ended 3-31-2013	20.02	0.22	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22	2.34	2.56	(0.24)	—	(0.24)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	25.63	0.18	(2.00)	(1.82)	(0.12)	—	(0.12)
Year ended 3-31-2015	24.36	0.26	1.98	2.24	(0.23)	(0.74)	(0.97)
Year ended 3-31-2014	21.58	0.21	3.26	3.47	(0.16)	(0.53)	(0.69)
Year ended 3-31-2013	20.01	0.24	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21	2.37	2.58	(0.28)	—	(0.28)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	25.65	0.10	(1.99)	(1.89)	(0.05)	—	(0.05)
Year ended 3-31-2015	24.37	0.11	1.98	2.09	(0.07)	(0.74)	(0.81)
Year ended 3-31-2014	21.59	0.07	3.26	3.33	(0.03)	(0.52)	(0.55)
Year ended 3-31-2013[6]	20.16	0.00	1.43	1.43	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	25.66	0.19	(1.99)	(1.80)	(0.14)	—	(0.14)
Year ended 3-31-2015[7]	24.66	0.22	1.72	1.94	(0.20)	(0.74)	(0.94)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	25.66	0.14	(2.00)	(1.86)	(0.09)	—	(0.09)
Year ended 3-31-2015	24.38	0.20	1.99	2.19	(0.17)	(0.74)	(0.91)
Year ended 3-31-2014	21.60	0.15	3.26	3.41	(0.10)	(0.53)	(0.63)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20	2.34	2.54	(0.19)	—	(0.19)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2015 (unaudited)	$23.71	-7.23%	$1,183	1.10%[3]	1.14%[3]	15%
Year ended 3-31-2015	25.65	9.06	1,207	1.11	0.78	33
Year ended 3-31-2014	24.38	15.90	863	1.15	0.62	34
Year ended 3-31-2013	21.60	9.56	399	1.17	0.93	35
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Class B Shares[4]						
Six-month period ended 9-30-2015 (unaudited)	23.52	-7.55	68	1.83[3]	0.40[3]	15
Year ended 3-31-2015	25.45	8.28	74	1.84	0.04	33
Year ended 3-31-2014	24.19	15.01	70	1.89	-0.11	34
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Class C Shares						
Six-month period ended 9-30-2015 (unaudited)	23.59	-7.56	734	1.79[3]	0.45[3]	15
Year ended 3-31-2015	25.53	8.34	736	1.80	0.09	33
Year ended 3-31-2014	24.26	15.11	524	1.84	-0.06	34
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Class E Shares[5]						
Six-month period ended 9-30-2015 (unaudited)	23.81	-7.16	—*	0.94[3]	1.30[3]	15
Year ended 3-31-2015	25.76	9.22	—*	0.96	0.92	33
Year ended 3-31-2014	24.48	16.10	—*	1.00	0.78	34
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Class I Shares						
Six-month period ended 9-30-2015 (unaudited)	23.69	-7.12	317	0.85[3]	1.40[3]	15
Year ended 3-31-2015	25.63	9.34	315	0.86	1.03	33
Year ended 3-31-2014	24.36	16.21	211	0.88	0.89	34
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Class R Shares						
Six-month period ended 9-30-2015 (unaudited)	23.71	-7.40	11	1.44[3]	0.83[3]	15
Year ended 3-31-2015	25.65	8.71	9	1.46	0.43	33
Year ended 3-31-2014	24.37	15.51	4	1.47	0.29	34
Year ended 3-31-2013[6]	21.59	7.09	—*	1.48[3]	0.02[3]	35[8]
Class R6 Shares						
Six-month period ended 9-30-2015 (unaudited)	23.72	-7.04	3	0.70[3]	1.50[3]	15
Year ended 3-31-2015[7]	25.66	8.01	4	0.70[3]	1.29[3]	33[9]
Class Y Shares						
Six-month period ended 9-30-2015 (unaudited)	23.71	-7.27	159	1.09[3]	1.14[3]	15
Year ended 3-31-2015	25.66	9.10	185	1.11	0.79	33
Year ended 3-31-2014	24.38	15.91	152	1.13	0.64	34
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$14.03	$(0.02)	$(2.91)	$(2.93)	$—	$—	$—
Year ended 3-31-2015	16.38	(0.05)	(2.30)	(2.35)	—	—	—
Year ended 3-31-2014	13.74	(0.09)	2.73	2.64	—	—	—
Year ended 3-31-2013	12.68	(0.07)	1.13	1.06	—	—	—
Year ended 3-31-2012	15.11	(0.09)	(2.34)	(2.43)	—	—	—
Year ended 3-31-2011	11.11	(0.07)	4.07	4.00	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	13.04	(0.08)	(2.69)	(2.77)	—	—	—
Year ended 3-31-2015	15.35	(0.17)	(2.14)	(2.31)	—	—	—
Year ended 3-31-2014	12.98	(0.19)	2.56	2.37	—	—	—
Year ended 3-31-2013	12.08	(0.17)	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)	3.92	3.75	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	13.24	(0.06)	(2.74)	(2.80)	—	—	—
Year ended 3-31-2015	15.55	(0.13)	(2.18)	(2.31)	—	—	—
Year ended 3-31-2014	13.12	(0.16)	2.59	2.43	—	—	—
Year ended 3-31-2013	12.19	(0.14)	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)	3.95	3.80	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2015 (unaudited)	14.30	(0.01)	(2.96)	(2.97)	—	—	—
Year ended 3-31-2015	16.65	(0.01)	(2.34)	(2.35)	—	—	—
Year ended 3-31-2014	13.92	(0.04)	2.77	2.73	—	—	—
Year ended 3-31-2013	12.81	(0.03)	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)	4.10	4.06	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	14.44	0.00*	(2.99)	(2.99)	—	—	—
Year ended 3-31-2015	16.80	0.02	(2.38)	(2.36)	—	—	—
Year ended 3-31-2014	14.03	(0.02)	2.79	2.77	—	—	—
Year ended 3-31-2013	12.90	(0.02)	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)	4.13	4.10	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	13.98	(0.04)	(2.89)	(2.93)	—	—	—
Year ended 3-31-2015	16.35	(0.08)	(2.29)	(2.37)	—	—	—
Year ended 3-31-2014	13.74	(0.11)	2.72	2.61	—	—	—
Year ended 3-31-2013[7]	12.26	(0.03)	1.51	1.48	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	14.46	0.01	(3.00)	(2.99)	—	—	—
Year ended 3-31-2015[8]	18.03	0.03	(3.60)	(3.57)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	14.19	(0.02)	(2.93)	(2.95)	—	—	—
Year ended 3-31-2015	16.55	(0.04)	(2.32)	(2.36)	—	—	—
Year ended 3-31-2014	13.86	(0.06)	2.75	2.69	—	—	—
Year ended 3-31-2013	12.77	(0.05)	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)	4.10	4.04	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$11.10	-20.88%	$185	1.47%[4]	-0.34%[4]	—%	—%	14%
Year ended 3-31-2015	14.03	-14.35	213	1.48	-0.33	—	—	22
Year ended 3-31-2014	16.38	19.13	124	1.60	-0.59	—	—	34
Year ended 3-31-2013	13.74	8.44	82	1.60	-0.54	1.68	-0.62	30
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	10.27	-21.24	4	2.33[4]	-1.21[4]	—	—	14
Year ended 3-31-2015	13.04	-15.05	5	2.29	-1.17	—	—	22
Year ended 3-31-2014	15.35	18.26	5	2.38	-1.37	—	—	34
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.44	-21.15	78	2.14[4]	-1.01[4]	—	—	14
Year ended 3-31-2015	13.24	-14.85	82	2.09	-0.92	—	—	22
Year ended 3-31-2014	15.55	18.43	30	2.16	-1.15	—	—	34
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Class E Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	11.33	-20.77	—*	1.20[4]	-0.07[4]	—	—	14
Year ended 3-31-2015	14.30	-14.11	—*	1.20	-0.08	—	—	22
Year ended 3-31-2014	16.65	19.53	—*	1.25	-0.25	—	—	34
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	11.45	-20.71	75	1.10[4]	0.03[4]	—	—	14
Year ended 3-31-2015	14.44	-14.05	82	1.09	0.10	—	—	22
Year ended 3-31-2014	16.80	19.74	14	1.14	-0.12	—	—	34
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	11.05	-20.96	15	1.69[4]	-0.56[4]	—	—	14
Year ended 3-31-2015	13.98	-14.50	15	1.69	-0.53	—	—	22
Year ended 3-31-2014	16.35	19.00	5	1.72	-0.70	—	—	34
Year ended 3-31-2013[7]	13.74	12.07	—*	1.73[4]	-0.91[4]	—	—	30[9]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	11.47	-20.68	3	0.94[4]	0.21[4]	—	—	14
Year ended 3-31-2015[8]	14.46	-19.80	2	0.93[4]	0.34[4]	—	—	22[10]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	11.24	-20.79	40	1.36[4]	-0.22[4]	—	—	14
Year ended 3-31-2015	14.19	-14.26	37	1.34	-0.22	—	—	22
Year ended 3-31-2014	16.55	19.41	18	1.39	-0.38	—	—	34
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$16.13	$ 0.01	$(3.19)	$(3.18)	$ —	$—	$ —
Year ended 3-31-2015	19.07	0.00*	(2.94)	(2.94)	—	—	—
Year ended 3-31-2014	17.84	(0.02)	1.25	1.23	—	—	—
Year ended 3-31-2013	17.76	(0.03)	0.14	0.11	(0.03)	—	(0.03)
Year ended 3-31-2012	24.20	(0.01)	(6.43)	(6.44)	—	—	—
Year ended 3-31-2011	18.60	(0.04)	5.64	5.60	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	13.98	(0.06)	(2.75)	(2.81)	—	—	—
Year ended 3-31-2015	16.67	(0.15)	(2.54)	(2.69)	—	—	—
Year ended 3-31-2014	15.73	(0.15)	1.09	0.94	—	—	—
Year ended 3-31-2013	15.76	(0.14)	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)	5.06	4.88	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	13.67	(0.03)	(2.70)	(2.73)	—	—	—
Year ended 3-31-2015	16.26	(0.10)	(2.49)	(2.59)	—	—	—
Year ended 3-31-2014	15.31	(0.11)	1.06	0.95	—	—	—
Year ended 3-31-2013	15.31	(0.11)	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)	4.90	4.75	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	16.43	0.04	(3.26)	(3.22)	—	—	—
Year ended 3-31-2015	19.36	0.06	(2.99)	(2.93)	—	—	—
Year ended 3-31-2014	18.06	0.04	1.26	1.30	—	—	—
Year ended 3-31-2013	17.96	0.01	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)	5.71	5.69	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	16.69	0.05	(3.31)	(3.26)	—	—	—
Year ended 3-31-2015	19.63	0.09	(3.03)	(2.94)	—	—	—
Year ended 3-31-2014	18.28	0.07	1.28	1.35	—	—	—
Year ended 3-31-2013	18.19	0.06	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02	5.77	5.79	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	15.94	0.00*	(3.15)	(3.15)	—	—	—
Year ended 3-31-2015	18.87	(0.02)	(2.91)	(2.93)	—	—	—
Year ended 3-31-2014	17.67	(0.04)	1.24	1.20	—	—	—
Year ended 3-31-2013	17.58	(0.05)	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)	5.61	5.53	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	16.70	0.06	(3.31)	(3.25)	—	—	—
Year ended 3-31-2015[6]	20.86	0.11	(4.27)	(4.16)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	16.45	0.03	(3.26)	(3.23)	—	—	—
Year ended 3-31-2015	19.39	0.04	(2.98)	(2.94)	—	—	—
Year ended 3-31-2014	18.10	0.02	1.27	1.29	—	—	—
Year ended 3-31-2013	18.02	0.02	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)	5.72	5.71	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$12.95	-19.72%	$ 470	1.60%[4]	0.13%[4]	—%	—%	6%
Year ended 3-31-2015	16.13	-15.42	645	1.57	-0.03	—	—	22
Year ended 3-31-2014	19.07	6.90	1,008	1.56	-0.09	—	—	100
Year ended 3-31-2013	17.84	0.64	1,375	1.52	-0.18	—	—	83
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	11.17	-20.10	12	2.58[4]	-0.87[4]	—	—	6
Year ended 3-31-2015	13.98	-16.14	21	2.47	-0.95	—	—	22
Year ended 3-31-2014	16.67	5.98	40	2.41	-0.95	—	—	100
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.94	-19.97	132	2.25[4]	-0.53[4]	—	—	6
Year ended 3-31-2015	13.67	-15.93	187	2.20	-0.65	—	—	22
Year ended 3-31-2014	16.26	6.21	291	2.18	-0.72	—	—	100
Year ended 3-31-2013	15.31	—*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	13.21	-19.60	5	1.27[4]	0.48[4]	2.15[4]	-0.40[4]	6
Year ended 3-31-2015	16.43	-15.13	6	1.27	0.32	2.03	-0.44	22
Year ended 3-31-2014	19.36	7.20	7	1.27	0.20	2.12	-0.64	100
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	13.43	-19.53	128	1.15[4]	0.58[4]	—	—	6
Year ended 3-31-2015	16.69	-14.98	174	1.11	0.47	—	—	22
Year ended 3-31-2014	19.63	7.39	224	1.08	0.37	—	—	100
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	12.79	-19.76	25	1.74[4]	0.00*[4]	—	—	6
Year ended 3-31-2015	15.94	-15.53	33	1.69	-0.12	—	—	22
Year ended 3-31-2014	18.87	6.79	43	1.67	-0.20	—	—	100
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	13.45	-19.46	4	0.99[4]	0.77[4]	—	—	6
Year ended 3-31-2015[6]	16.70	-19.94	5	0.95[4]	0.97[4]	—	—	22[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	13.22	-19.64	43	1.40[4]	0.34[4]	—	—	6
Year ended 3-31-2015	16.45	-15.16	60	1.35	0.20	—	—	22
Year ended 3-31-2014	19.39	7.07	88	1.33	0.10	—	—	100
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105

See Accompanying Notes to Financial Statements.

IVY GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$11.15	$ 0.06	$(0.95)	$(0.89)	$(0.03)	$ —	$(0.03)
Year ended 3-31-2015	9.83	0.13	1.46	1.59	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.12)	(0.01)	(0.16)	—	(0.16)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	11.10	0.00*	(0.94)	(0.94)	—	—	—
Year ended 3-31-2015	9.79	0.01	1.46	1.47	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.12)	(0.12)	(0.09)	—	(0.09)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	11.10	(0.01)	(0.94)	(0.95)	—	—	—
Year ended 3-31-2015	9.80	(0.01)	1.47	1.46	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.11)	(0.11)	(0.09)	—	(0.09)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	11.14	0.05	(0.94)	(0.89)	(0.02)	—	(0.02)
Year ended 3-31-2015	9.82	0.12	1.46	1.58	(0.18)	(0.08)	(0.26)
Year ended 3-31-2014	10.00	0.09	(0.11)	(0.02)	(0.16)	—	(0.16)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	11.12	0.02	(0.95)	(0.93)	—	—	—
Year ended 3-31-2015	9.81	0.05	1.46	1.51	(0.12)	(0.08)	(0.20)
Year ended 3-31-2014	10.00	0.04	(0.11)	(0.07)	(0.12)	—	(0.12)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	11.22	0.06	(0.96)	(0.90)	(0.03)	—	(0.03)
Year ended 3-31-2015	9.89	0.12	1.48	1.60	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.05)	0.06	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(7) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.99%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$10.23	-8.04%	$29	1.51%[4]	1.13%[4]	2.14%[4]	0.50%[4]	27%
Year ended 3-31-2015	11.15	16.31	28	1.51	1.22	2.14	0.59	63
Year ended 3-31-2014	9.83	0.02	22	1.51	1.12	2.62	0.01	36
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	10.16	-8.47	—*	2.56[4]	0.07[4]	—	—	27
Year ended 3-31-2015	11.10	15.05	—*	2.66	0.06	—	—	63
Year ended 3-31-2014	9.79	-1.16	—*	2.68[6]	-0.02	3.14	-0.48	36
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.15	-8.56	1	2.73[4]	-0.11[4]	—	—	27
Year ended 3-31-2015	11.10	14.92	1	2.68	-0.09	—	—	63
Year ended 3-31-2014	9.80	-1.03	1	2.67[7]	—	3.12	-0.45	36
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	10.23	-7.99	3	1.61[4]	1.02[4]	—	—	27
Year ended 3-31-2015	11.14	16.14	3	1.62	1.08	—	—	63
Year ended 3-31-2014	9.82	-0.13	2	1.71[8]	0.94	2.16	0.49	36
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	10.19	-8.36	—*	2.21[4]	0.40[4]	—	—	27
Year ended 3-31-2015	11.12	15.40	1	2.25	0.50	—	—	63
Year ended 3-31-2014	9.81	-0.67	—*	2.27[9]	0.38	2.73	-0.08	36
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	10.29	-8.07	1	1.51[4]	1.15[4]	1.88[4]	0.78[4]	27
Year ended 3-31-2015	11.22	16.32	1	1.51	1.15	1.90	0.76	63
Year ended 3-31-2014	9.89	0.68	1	1.51	1.13	2.37	0.27	36

See Accompanying Notes to Financial Statements.

IVY GLOBAL-RISK MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$11.06	$0.07	$(0.72)	$(0.65)	$(0.02)	$—	$(0.02)
Year ended 3-31-2015	9.72	0.14	1.48	1.62	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	11.04	0.03	(0.72)	(0.69)	—	—	—
Year ended 3-31-2015	9.70	0.06	1.46	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	11.04	0.03	(0.72)	(0.69)	—	—	—
Year ended 3-31-2015	9.70	0.05	1.47	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	11.07	0.08	(0.72)	(0.64)	(0.03)	—	(0.03)
Year ended 3-31-2015	9.72	0.15	1.47	1.62	(0.27)	—	(0.27)
Year ended 3-31-2014	10.00	0.12	(0.24)	(0.12)	(0.16)	—	(0.16)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	11.05	0.05	(0.72)	(0.67)	(0.01)	—	(0.01)
Year ended 3-31-2015	9.70	0.09	1.47	1.56	(0.21)	—	(0.21)
Year ended 3-31-2014	10.00	0.06	(0.24)	(0.18)	(0.12)	—	(0.12)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	11.07	0.08	(0.73)	(0.65)	(0.02)	—	(0.02)
Year ended 3-31-2015	9.72	0.13	1.50	1.63	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.88%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$10.39	-5.88%	$42	1.51%[4]	1.40%[4]	1.81%[4]	1.10%[4]	34%
Year ended 3-31-2015	11.06	16.77	43	1.50	1.31	1.83	0.98	53
Year ended 3-31-2014	9.72	-1.00	20	1.51	1.39	2.08	0.82	38
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	10.35	-6.25	1	2.36[4]	0.58[4]	—	—	34
Year ended 3-31-2015	11.04	15.74	1	2.34	0.57	—	—	53
Year ended 3-31-2014	9.70	-1.92	1	2.53[6]	0.32	2.58	0.27	38
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.35	-6.25	3	2.36[4]	0.53[4]	—	—	34
Year ended 3-31-2015	11.04	15.72	3	2.38	0.43	—	—	53
Year ended 3-31-2014	9.70	-1.91	2	2.53[6]	0.33	2.58	0.28	38
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	10.40	-5.79	10	1.41[4]	1.49[4]	—	—	34
Year ended 3-31-2015	11.07	16.79	10	1.47	1.46	—	—	53
Year ended 3-31-2014	9.72	-1.09	8	1.65[7]	1.20	1.70	1.15	38
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	10.37	-6.07	2	2.01[4]	0.88[4]	—	—	34
Year ended 3-31-2015	11.05	16.15	2	2.07	0.88	—	—	53
Year ended 3-31-2014	9.70	-1.72	2	2.26[8]	0.60	2.31	0.55	38
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	10.40	-5.87	3	1.51[4]	1.42[4]	1.70[4]	1.23[4]	34
Year ended 3-31-2015	11.07	16.87	5	1.51	1.26	1.71	1.06	53
Year ended 3-31-2014	9.72	-0.98	3	1.50	1.35	1.95	0.90	38

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$29.38	$ 0.10	$(2.34)	$(2.24)	$(0.07)	$ —	$(0.07)
Year ended 3-31-2015	24.35	0.21	5.86	6.07	(0.17)	(0.87)	(1.04)
Year ended 3-31-2014	23.73	0.16	0.69	0.85	(0.23)	—	(0.23)
Year ended 3-31-2013	21.27	0.16	2.45	2.61	(0.15)	—	(0.15)
Year ended 3-31-2012	19.42	0.09	1.82	1.91	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	0.03	3.62	3.65	(0.18)	—	(0.18)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	28.58	(0.03)	(2.26)	(2.29)	—	—	—
Year ended 3-31-2015	23.77	(0.03)	5.67	5.64	—	(0.83)	(0.83)
Year ended 3-31-2014	23.17	(0.06)	0.66	0.60	—	—	—
Year ended 3-31-2013	20.85	(0.06)	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)	3.57	3.40	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	28.92	0.00*	(2.28)	(2.28)	(0.01)	—	(0.01)
Year ended 3-31-2015	24.02	0.00*	5.78	5.78	(0.01)	(0.87)	(0.88)
Year ended 3-31-2014	23.42	0.00*	0.67	0.67	(0.07)	—	(0.07)
Year ended 3-31-2013	21.00	0.01	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)	3.59	3.49	(0.08)	—	(0.08)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	29.37	0.08	(2.32)	(2.24)	(0.05)	—	(0.05)
Year ended 3-31-2015	24.35	0.13	5.87	6.00	(0.11)	(0.87)	(0.98)
Year ended 3-31-2014	23.72	0.13	0.70	0.83	(0.20)	—	(0.20)
Year ended 3-31-2013	21.27	0.14	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03	3.63	3.66	(0.19)	—	(0.19)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	29.53	0.16	(2.35)	(2.19)	(0.13)	—	(0.13)
Year ended 3-31-2015	24.50	0.32	5.90	6.22	(0.32)	(0.87)	(1.19)
Year ended 3-31-2014	23.85	0.28	0.69	0.97	(0.32)	—	(0.32)
Year ended 3-31-2013	21.37	0.24	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17	3.61	3.78	(0.26)	—	(0.26)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	29.37	0.08	(2.33)	(2.25)	(0.05)	—	(0.05)
Year ended 3-31-2015	24.35	0.20	5.81	6.01	(0.12)	(0.87)	(0.99)
Year ended 3-31-2014	23.73	0.15	0.68	0.83	(0.21)	—	(0.21)
Year ended 3-31-2013	21.27	0.15	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)	3.68	3.67	(0.19)	—	(0.19)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	29.56	0.18	(2.35)	(2.17)	(0.15)	—	(0.15)
Year ended 3-31-2015[6]	26.13	0.20	4.34	4.54	(0.24)	(0.87)	(1.11)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	29.40	0.13	(2.33)	(2.20)	(0.10)	—	(0.10)
Year ended 3-31-2015	24.39	0.28	5.84	6.12	(0.24)	(0.87)	(1.11)
Year ended 3-31-2014	23.75	0.24	0.68	0.92	(0.28)	—	(0.28)
Year ended 3-31-2013	21.28	0.23	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10	3.62	3.72	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$27.07	-7.60%	$480	1.48%[4]	0.74%[4]	1.58%[4]	0.64%[4]	31%
Year ended 3-31-2015	29.38	25.19	543	1.46	0.78	1.56	0.68	48
Year ended 3-31-2014	24.35	3.65	384	1.56	0.67	1.66	0.57	73
Year ended 3-31-2013	23.73	12.32	341	1.64	0.71	1.68	0.67	43
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	26.29	-8.01	5	2.39[4]	-0.22[4]	2.49[4]	-0.32[4]	31
Year ended 3-31-2015	28.58	23.95	6	2.41	-0.10	2.51	-0.20	48
Year ended 3-31-2014	23.77	2.59	6	2.61	-0.28	2.71	-0.38	73
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	26.63	-7.88	16	2.19[4]	0.00*[4]	2.29[4]	-0.10[4]	31
Year ended 3-31-2015	28.92	24.27	21	2.18	0.01	2.28	-0.09	48
Year ended 3-31-2014	24.02	2.90	14	2.27	0.02	2.37	-0.08	73
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	27.08	-7.63	3	1.60[4]	0.61[4]	1.88[4]	0.33[4]	31
Year ended 3-31-2015	29.37	24.88	4	1.67	0.49	1.93	0.23	48
Year ended 3-31-2014	24.35	3.58	2	1.67	0.54	2.15	0.06	73
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	27.21	-7.39	11	1.03[4]	1.16[4]	1.13[4]	1.06[4]	31
Year ended 3-31-2015	29.53	25.74	13	1.02	1.18	1.12	1.08	48
Year ended 3-31-2014	24.50	4.20	9	1.02	1.18	1.12	1.08	73
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	27.07	-7.66	1	1.65[4]	0.59[4]	1.75[4]	0.49[4]	31
Year ended 3-31-2015	29.37	24.92	2	1.64	0.72	1.74	0.62	48
Year ended 3-31-2014	24.35	3.58	1	1.66	0.62	1.76	0.52	73
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	27.24	-7.31	3	0.87[4]	1.33[4]	0.97[4]	1.23[4]	31
Year ended 3-31-2015[6]	29.56	17.66	4	0.86[4]	1.10[4]	0.96[4]	1.00[4]	48[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	27.10	-7.47	144	1.27[4]	0.93[4]	1.37[4]	0.83[4]	31
Year ended 3-31-2015	29.40	25.41	180	1.26	1.05	1.36	0.95	48
Year ended 3-31-2014	24.39	3.97	143	1.27	1.03	1.37	0.93	73
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$55.95	$(0.18)	$ (7.45)	$ (7.63)	$—	$ —	$ —
Year ended 3-31-2015	52.71	(0.36)	4.77	4.41	—	(1.17)	(1.17)
Year ended 3-31-2014	39.79	(0.30)	14.54	14.24	—	(1.32)	(1.32)
Year ended 3-31-2013	33.54	(0.27)	6.71	6.44	—	(0.19)	(0.19)
Year ended 3-31-2012	35.09	(0.32)	0.93	0.61	—	(2.16)	(2.16)
Year ended 3-31-2011	29.35	(0.25)	6.39	6.14	—	(0.40)	(0.40)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	48.01	(0.33)	(6.37)	(6.70)	—	—	—
Year ended 3-31-2015	45.73	(0.65)	4.10	3.45	—	(1.17)	(1.17)
Year ended 3-31-2014	34.92	(0.59)	12.72	12.13	—	(1.32)	(1.32)
Year ended 3-31-2013	29.69	(0.48)	5.90	5.42	—	(0.19)	(0.19)
Year ended 3-31-2012	31.58	(0.53)	0.77	0.24	—	(2.13)	(2.13)
Year ended 3-31-2011	26.62	(0.47)	5.75	5.28	—	(0.32)	(0.32)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	49.63	(0.33)	(6.59)	(6.92)	—	—	—
Year ended 3-31-2015	47.21	(0.65)	4.24	3.59	—	(1.17)	(1.17)
Year ended 3-31-2014	35.99	(0.58)	13.12	12.54	—	(1.32)	(1.32)
Year ended 3-31-2013	30.57	(0.47)	6.08	5.61	—	(0.19)	(0.19)
Year ended 3-31-2012	32.41	(0.51)	0.80	0.29	—	(2.13)	(2.13)
Year ended 3-31-2011	27.29	(0.44)	5.91	5.47	—	(0.35)	(0.35)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	55.70	(0.22)	(7.42)	(7.64)	—	—	—
Year ended 3-31-2015	52.57	(0.45)	4.75	4.30	—	(1.17)	(1.17)
Year ended 3-31-2014	39.74	(0.38)	14.53	14.15	—	(1.32)	(1.32)
Year ended 3-31-2013	33.48	(0.29)	6.74	6.45	—	(0.19)	(0.19)
Year ended 3-31-2012	35.04	(0.33)	0.92	0.59	—	(2.15)	(2.15)
Year ended 3-31-2011	29.33	(0.26)	6.38	6.12	—	(0.41)	(0.41)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	60.64	(0.11)	(8.09)	(8.20)	—	—	—
Year ended 3-31-2015	56.87	(0.23)	5.17	4.94	—	(1.17)	(1.17)
Year ended 3-31-2014	42.72	(0.19)	15.66	15.47	—	(1.32)	(1.32)
Year ended 3-31-2013	35.88	(0.17)	7.20	7.03	—	(0.19)	(0.19)
Year ended 3-31-2012	37.36	(0.23)	1.01	0.78	—	(2.26)	(2.26)
Year ended 3-31-2011	31.16	(0.16)	6.80	6.64	—	(0.44)	(0.44)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	55.05	(0.26)	(7.33)	(7.59)	—	—	—
Year ended 3-31-2015	52.04	(0.52)	4.70	4.18	—	(1.17)	(1.17)
Year ended 3-31-2014	39.42	(0.46)	14.40	13.94	—	(1.32)	(1.32)
Year ended 3-31-2013	33.32	(0.36)	6.65	6.29	—	(0.19)	(0.19)
Year ended 3-31-2012	34.93	(0.40)	0.92	0.52	—	(2.13)	(2.13)
Year ended 3-31-2011	29.27	(0.32)	6.37	6.05	—	(0.39)	(0.39)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	60.70	(0.07)	(8.10)	(8.17)	—	—	—
Year ended 3-31-2015[6]	57.21	(0.12)	4.78	4.66	—	(1.17)	(1.17)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	58.68	(0.17)	(7.83)	(8.00)	—	—	—
Year ended 3-31-2015	55.20	(0.35)	5.00	4.65	—	(1.17)	(1.17)
Year ended 3-31-2014	41.60	(0.31)	15.23	14.92	—	(1.32)	(1.32)
Year ended 3-31-2013	35.03	(0.26)	7.02	6.76	—	(0.19)	(0.19)
Year ended 3-31-2012	36.54	(0.31)	0.98	0.67	—	(2.18)	(2.18)
Year ended 3-31-2011	30.54	(0.23)	6.65	6.42	—	(0.42)	(0.42)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$48.32	-13.64%	$1,937	1.26%[4]	-0.65%[4]	—%	—%	12%
Year ended 3-31-2015	55.95	8.48	2,198	1.26	-0.67	—	—	32
Year ended 3-31-2014	52.71	35.99	1,998	1.26	-0.63	—	—	35
Year ended 3-31-2013	39.79	19.28	759	1.37	-0.79	—	—	43
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	41.31	-13.96	57	2.01[4]	-1.39[4]	—	—	12
Year ended 3-31-2015	48.01	7.67	69	2.01	-1.42	—	—	32
Year ended 3-31-2014	45.73	34.91	71	2.04	-1.42	—	—	35
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	42.71	-13.94	911	1.95[4]	-1.34[4]	—	—	12
Year ended 3-31-2015	49.63	7.73	999	1.95	-1.37	—	—	32
Year ended 3-31-2014	47.21	35.02	776	1.97	-1.34	—	—	35
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	48.06	-13.72	21	1.42[4]	-0.80[4]	1.52[4]	-0.90[4]	12
Year ended 3-31-2015	55.70	8.29	22	1.43	-0.84	1.55	-0.96	32
Year ended 3-31-2014	52.57	35.80	17	1.43	-0.80	1.63	-1.00	35
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	52.44	-13.52	1,720	0.97[4]	-0.36[4]	—	—	12
Year ended 3-31-2015	60.64	8.79	1,871	0.97	-0.39	—	—	32
Year ended 3-31-2014	56.87	36.37	1,411	0.99	-0.36	—	—	35
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	47.46	-13.79	108	1.57[4]	-0.96[4]	—	—	12
Year ended 3-31-2015	55.05	8.15	114	1.57	-0.98	—	—	32
Year ended 3-31-2014	52.04	35.56	105	1.59	-0.96	—	—	35
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	52.53	-13.46	17	0.82[4]	-0.23[4]	—	—	12
Year ended 3-31-2015[6]	60.70	8.25	12	0.82[4]	-0.32[4]	—	—	32[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	50.68	-13.63	880	1.22[4]	-0.60[4]	—	—	12
Year ended 3-31-2015	58.68	8.53	1,030	1.22	-0.63	—	—	32
Year ended 3-31-2014	55.20	36.02	1,043	1.24	-0.61	—	—	35
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Certain Funds may also offer Class R6 shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Asset Strategy Fund and Ivy Global Natural Resources Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Asset Strategy Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund and Ivy Science and Technology Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (including credit risk, equity risk, foreign currency exchange rate risk and/or interest rate risk) and/or, in the case of options written, to generate income from options premiums.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2015:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy Fund							
Investments in unaffiliated securities at value*	$3,114	$—	$3,114	$(1,924)	$(513)	$ —	$677
Unrealized appreciation on forward foreign currency contracts[1]	$ 37	$—	$ 37	$ (37)	$ —	$ —	$ —
Total	$3,151	$—	$3,151	$(1,961)	$(513)	$ —	$677
Global Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 771	$—	$ 771	$ (33)	$ —	$(630)	$108

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 1,867	$—	$ 1,867	$ (37)	$ (1,830)	$—	$—
Written options at value	31,170	—	31,170	(1,924)	(29,246)	—	—
Total	$33,037	$—	$33,037	$(1,961)	$(31,076)	$—	$—
Global Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts	$ 33	$—	$ 33	$ (33)	$ —	$—	$—
Science and Technology Fund							
Written options at value	$ 4,457	$—	$ 4,457	$ —	$ (4,457)	$—	$—

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2015:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$25,967	Written options at value	$32,621
	Foreign currency . . .		—	Unrealized depreciation on forward foreign currency contracts	1,194
Ivy Global Natural Resources Fund	Foreign currency . . .	Unrealized appreciation on forward foreign currency contracts	766	Unrealized depreciation on forward foreign currency contracts	33
Ivy Science and Technology Fund	Equity		—	Written options at value	4,457

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2015:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(104,185)	$—	$(67,220)	$49,502	$ —	$(121,903)
	Foreign currency . . .	—	—	—	—	(47,494)	(47,494)
Ivy Global Natural Resources Fund	Foreign currency . . .	—	—	—	—	(1,242)	(1,242)
Ivy Science and Technology Fund	Equity	(11,839)	—	—	5,557	—	(6,282)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2015:

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
		Net change in unrealized appreciation (depreciation) on:					
Ivy Asset Strategy Fund ....Equity		$(27,352)	$—	$(4,323)	$(21,067)	$ —	$(52,742)
	Foreign currency ...	—	—	—	—	6,992	6,992
Ivy Global Natural Resources Fund ....Foreign currency ...		—	—	—	—	(550)	(550)
Ivy Science and Technology Fund ....Equity		—	—	—	436	—	436

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2015, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Asset Strategy Fund	$116,544	$584,378	$—	$—	$44,171	$46,875
Ivy Global Natural Resources Fund	31	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	1,651	4,002

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-15
Ivy Asset Strategy Fund						
Number of Contracts	221,899	680,342	(309,333)	(177,345)	(347,859)	67,704
Premium Received	$ 32,247	$117,038	$ (57,246)	$ (25,912)	$ (40,073)	$26,054
Ivy Science and Technology Fund						
Number of Contracts	N/A	88,438	(72,988)	(1,755)	(3,077)	10,618
Premium Received	N/A	$ 24,887	$ (19,379)	$ (520)	$ (95)	$ 4,893

6. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2015 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$18,547,458	$683,269	3.68%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	18,547,458	546,869	2.95
Ivy ASF, LLC	12-10-12	12-18-12	18,547,458	320,520	1.73

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%	0.550%	0.550%	0.545%	0.540%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700	0.700
Ivy Global Real Estate Fund . .	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800	0.760	0.760	0.720	0.720	0.720	0.720
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2015.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle US"), LaSalle US serves as subadviser to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the rate of the costs charged by the financial services companies exceeds $12.00 per account for a Fund or an annual fee of 0.14 of 1% that is based on average daily net assets, WISC will reimburse the Fund the amount in excess of such amounts.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2015, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 814	$ 5	$ 376	$ 235	$ —	$ 1,716
Ivy Balanced Fund	576	6	63	47	—	1,061
Ivy Energy Fund	164	1	4	20	—	271
Ivy Global Natural Resources Fund	204	2	10	4	—	213
Ivy Global Real Estate Fund	18	—*	—	—*	—	16
Ivy Global Risk-Managed Real Estate Fund	17	—*	1	—*	—	18
Ivy Real Estate Securities Fund	185	1	3	6	—	177
Ivy Science and Technology Fund	758	2	37	65	—	1,420

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2015 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2016	1.00%	$ 42	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 83	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2016	1.27%	$ 25	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Real Estate Fund	Class A	Contractual	4-1-2013	7-31-2016	1.51%	$ 91	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2016	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Global Risk-Managed Real Estate Fund	Class A	Contractual	4-1-2013	7-31-2016	1.51%	$ 63	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2016	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2016	N/A	$356[1]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2016	1.45%[2]	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2016	1.40%[2]	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

(1) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2016.
(2) Reflects the lower contractual expense limit which went into effect August 1, 2015.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2015.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2015 follows:

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-15 Share Balance	9-30-15 Value
Ivy Asset Strategy Fund							
Legend Pictures LLC[1]	190	$ —	$ —	$ —	$ —	190	$320,514
Media Group Holdings LLC, Series H[1]	640	—	—	—	—	640	184,179
Media Group Holdings LLC, Series I[1]	381	—	—	—	—	381	150,342
Media Group Holdings LLC, Series T[1]	80	—	—	—	—	80	212,306
				$ —	$ —		$867,341

	3-31-15 Principal Balance				Interest Received	9-30-15 Principal Balance	
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18	$351,700	$ —	$ —	$ —	$14,068	$351,700	$346,600

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-15 Share Balance	9-30-15 Value
Ivy Science and Technology Fund							
ACI Worldwide, Inc.[1]	8,022	$ 5,525	$ —	$ —*	$ —	8,248	$174,195
Acxiom Corp.[1]	6,256	—	—	—	—	6,256	123,626
Arcadia Biosciences, Inc.[1]	N/A	25,097	—	—	—	3,161	9,641
Aspen Technology, Inc.[1]	5,185	235	—	—	—	5,192	196,810
Avinger, Inc.[1]	1,361	—	—	—	—	1,361	20,018
BioAmber, Inc.[1]	2,558	10,716	—	—	—	3,749	20,057
BioAmber, Inc., Warrants[1]	1,126	—	—	—	—	1,276	2,271
Euronet Worldwide, Inc.[1]	3,845	2,883	—	—	—	3,892	288,364
Evogene Ltd.[1]	1,695	1,565	—	—	—	1,852	15,278
iGATE Corp.[1][2]	5,590	—	146,120	119,121	—	N/A	N/A
Marrone Bio Innovations, Inc[1]	2,608	—	—	—	—	2,608	5,503

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-15 Share Balance	9-30-15 Value
Marrone Bio Innovations, Inc., Expires 8-20-20[1]	N/A	—	—	—	—	2,390	226
Microsemi Corp.[1]	N/A	37,472	—	—	—	5,164	169,498
Nanometrics, Inc.[1]	1,438	—	—	—	—	1,438	17,463
Photronics, Inc.[1]	3,717	7,145	—	—	—	4,528	41,027
Rambus, Inc.[1]	6,607	—	—	—	—	6,607	77,958
Semtech Corp.[1]	3,400	11,241	—	—	—	3,890	58,741
Silver Spring Networks, Inc.[1]	4,810	—	—	—	—	4,810	61,949
WNS (Holdings) Ltd. ADR[1]	5,981	7,038	—	—	—	6,259	174,933
				$119,121	$ —		$1,457,558

	3-31-15 Principal Balance				Interest Received	9-30-15 Principal Balance	
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	N/A	$23,900	$—	$ —	$ 218	$ 23,900	$ 23,900

* Not shown due to rounding.
(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of September 30, 2015.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$985,653	$7,096,239	$ —	$11,447,011
Ivy Balanced Fund	—	615,914	7,240	367,107
Ivy Energy Fund	—	117,633	—	60,955
Ivy Global Natural Resources Fund	—	58,624	—	223,783
Ivy Global Real Estate Fund	—	12,823	—	9,190
Ivy Global Risk-Managed Real Estate Fund	—	22,667	—	20,801
Ivy Real Estate Securities Fund	—	215,329	—	261,349
Ivy Science and Technology Fund	—	1,067,181	—	739,288

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15		Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	13,054	$ 331,777	47,606	$ 1,407,953	8,439	$ 212,643	19,638	$ 493,481
Class B	71	1,714	824	21,113	237	5,946	396	9,882
Class C	6,100	149,432	39,829	1,105,493	4,789	119,757	10,719	267,782
Class E	179	4,582	371	10,986	—	—	7	178
Class I	20,198	519,240	139,561	4,195,420	2,791	70,191	6,731	168,878
Class R	625	15,635	1,895	55,783	188	4,757	284	7,126
Class R6	3,758	98,296	459	14,156	59	1,476	172	4,378
Class Y	3,590	90,852	10,581	311,795	785	19,984	2,415	60,315
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	40,400	1,039,911	165	4,126	1,423	35,153
Class B	—	—	3,440	84,800	1	21	67	1,632
Class C	—	—	43,546	1,079,941	10	264	607	14,917
Class E	—	—	457	11,791	—*	1	—*	7
Class I	—	—	47,260	1,228,281	47	1,161	363	8,965
Class R	—	—	887	22,679	1	17	10	244
Class R6	—	—	65	1,697	1	18	2	57
Class Y	—	—	6,795	175,308	22	547	189	4,676
Shares redeemed:								
Class A	(48,553)	(1,213,925)	(148,932)	(4,436,234)	(5,845)	(146,550)	(9,355)	(234,360)
Class B	(3,437)	(82,385)	(6,800)	(189,484)	(248)	(6,216)	(424)	(10,505)

| | Ivy Asset Strategy Fund | | | | Ivy Balanced Fund | | | |
| | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Class C	(47,769)	(1,143,418)	(91,523)	(2,544,661)	(2,495)	(62,571)	(4,079)	(101,735)
Class E	(308)	(7,748)	(383)	(11,069)	—	—	(7)	(178)
Class I..............	(96,163)	(2,417,942)	(262,487)	(7,677,182)	(1,730)	(43,565)	(3,496)	(87,696)
Class R	(1,136)	(28,260)	(1,681)	(48,332)	(60)	(1,472)	(112)	(2,793)
Class R6	(405)	(9,712)	(57)	(1,529)	(79)	(2,031)	(24)	(601)
Class Y	(7,633)	(191,387)	(21,544)	(631,351)	(1,305)	(32,200)	(1,651)	(41,166)
Net increase (decrease)	**(157,829)**	**$(3,883,249)**	**(149,431)**	**$(4,772,735)**	**5,773**	**$ 146,304**	**23,875**	**$ 598,637**

| | Ivy Energy Fund | | | | Ivy Global Natural Resources Fund | | | |
| | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,495	$ 60,729	12,934	$ 196,136	2,166	$ 33,296	6,383	$ 114,855
Class B	46	590	156	2,187	8	112	27	450
Class C	1,992	25,775	5,209	71,618	261	3,468	899	13,582
Class E	—	—	10	188	25	404	64	1,142
Class I..............	2,430	33,644	8,318	133,864	1,401	23,080	5,752	112,548
Class R	385	5,201	930	14,355	270	4,055	773	13,792
Class R6	189	2,728	151	2,215	19	315	342	6,865
Class Y	1,464	19,991	3,557	57,372	298	4,482	736	13,592
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I..............	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class R6	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(3,077)	(40,008)	(5,341)	(81,867)	(5,879)	(90,455)	(19,225)	(356,829)
Class B	(63)	(780)	(107)	(1,578)	(350)	(4,744)	(939)	(14,884)
Class C	(679)	(8,379)	(953)	(13,396)	(1,887)	(24,829)	(5,115)	(77,767)
Class E	—	—	(10)	(188)	(36)	(555)	(57)	(1,042)
Class I..............	(1,543)	(20,825)	(3,438)	(52,179)	(2,297)	(35,754)	(6,752)	(121,488)
Class R	(118)	(1,503)	(149)	(2,355)	(387)	(5,894)	(980)	(17,086)
Class R6	(39)	(556)	(12)	(167)	(20)	(306)	(51)	(887)
Class Y	(513)	(6,919)	(2,042)	(32,645)	(690)	(10,654)	(1,630)	(29,676)
Net increase (decrease)	**4,969**	**$ 69,688**	**19,213**	**$ 293,560**	**(7,098)**	**$(103,979)**	**(19,773)**	**$(342,833)**

| | Ivy Global Real Estate Fund | | | | Ivy Global Risk-Managed Real Estate Fund | | | |
| | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | | Six months ended 9-30-15 (Unaudited) | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	716	$ 7,696	1,603	$ 17,148	877	$ 9,386	4,038	$ 43,610
Class B	1	13	4	40	2	19	21	222
Class C	14	148	51	547	27	288	308	3,463
Class I..............	22	235	402	4,259	41	447	1,786	19,699
Class R	—*	3	6	60	1	4	201	2,289
Class Y	20	210	88	992	2	21	544	6,167
Shares issued in reinvestment of distributions to shareholders:								
Class A	7	68	59	620	6	67	57	601
Class B	—	—	—*	1	—	—	—*	1
Class C	—	—	—*	4	—	—	1	7
Class I..............	—*	2	2	18	—*	3	1	10
Class R	—	—	—	—	—	—	—	—
Class Y	—*	1	—*	3	—*	—*	—*	3

	Ivy Global Real Estate Fund				Ivy Global Risk-Managed Real Estate Fund			
	Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15		Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares redeemed:								
Class A	(450)	(4,790)	(1,312)	(14,034)	(634)	(6,703)	(2,376)	(26,058)
Class B	—*	(1)	(2)	(20)	(67)	(703)	(2)	(16)
Class C	(13)	(134)	(17)	(175)	(15)	(164)	(213)	(2,425)
Class I	(9)	(95)	(377)	(4,004)	(27)	(288)	(1,731)	(19,107)
Class R	—*	(2)	(1)	(6)	—*	(1)	(200)	(2,282)
Class Y	(10)	(110)	(60)	(686)	(124)	(1,357)	(409)	(4,625)
Net increase	**298**	**$ 3,244**	**446**	**$ 4,767**	**89**	**$ 1,019**	**2,026**	**$ 21,559**

	Ivy Real Estate Securities Fund				Ivy Science and Technology Fund			
	Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15		Six months ended 9-30-15 (Unaudited)		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,117	$ 58,310	6,765	$ 185,538	6,307	$ 346,361	14,862	$ 790,241
Class B	2	52	41	1,087	72	3,376	166	7,634
Class C	53	1,458	343	9,334	2,947	143,631	6,311	299,679
Class E	10	267	37	1,031	52	2,843	92	4,879
Class I	135	3,722	292	8,171	6,972	415,877	17,842	1,030,856
Class R	14	397	47	1,265	539	29,209	816	43,023
Class R6	6	174	145	3,931	139	8,362	224	13,124
Class Y	272	7,609	1,169	31,677	2,320	134,267	5,695	318,164
Shares issued in reinvestment of distributions to shareholders:								
Class A	50	1,314	628	17,374	—	—	755	39,993
Class B	—	—	6	171	—	—	32	1,479
Class C	—*	6	18	501	—	—	368	17,353
Class E	—*	6	4	96	—	—	8	409
Class I	2	49	14	380	—	—	481	27,588
Class R	—*	2	2	55	—	—	40	2,109
Class R6	1	17	4	120	—	—	4	225
Class Y	21	555	241	6,651	—	—	340	18,883
Shares redeemed:								
Class A	(2,971)	(81,889)	(4,655)	(127,234)	(5,521)	(299,046)	(14,234)	(759,811)
Class B	(45)	(1,195)	(65)	(1,705)	(133)	(6,241)	(305)	(13,937)
Class C	(167)	(4,502)	(201)	(5,337)	(1,728)	(82,729)	(3,005)	(142,289)
Class E	(15)	(408)	(10)	(273)	(14)	(728)	(29)	(1,562)
Class I	(198)	(5,371)	(205)	(5,590)	(5,013)	(289,960)	(12,280)	(700,403)
Class R	(24)	(660)	(44)	(1,198)	(336)	(17,892)	(801)	(42,045)
Class R6	(18)	(516)	(28)	(808)	(21)	(1,232)	(23)	(1,359)
Class Y	(1,085)	(29,745)	(1,156)	(31,734)	(2,508)	(142,648)	(7,379)	(407,462)
Net increase (decrease)	**(1,840)**	**$ (50,348)**	**3,392**	**$ 93,503**	**4,074**	**$ 243,450**	**9,980**	**$ 546,771**

*Not shown due to rounding.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$18,806,998	$1,024,550	$1,202,281	$(177,731)
Ivy Balanced Fund	2,413,690	212,121	133,077	79,044
Ivy Energy Fund	469,275	9,188	79,429	(70,241)
Ivy Global Natural Resources Fund	924,552	89,528	194,551	(105,023)
Ivy Global Real Estate Fund	34,309	1,839	2,081	(242)
Ivy Global Risk-Managed Real Estate Fund	60,126	2,890	2,778	112
Ivy Real Estate Securities Fund	489,298	176,254	7,203	169,051
Ivy Science and Technology Fund	4,781,966	1,404,073	524,427	879,646

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$112,911	$ 3,598	$4,634,585	$959,717	$—	$ —	$ —
Ivy Balanced Fund	17,735	16,588	57,005	43,625	—	—	—
Ivy Energy Fund	—	—	—	—	—	11,995	—
Ivy Global Natural Resources Fund . . .	—	—	—	—	—	25,407	—
Ivy Global Real Estate Fund	642	322	132	188	—	—	—
Ivy Global Risk-Managed Real Estate Fund	1,265	246	—	—	—	—	—
Ivy Real Estate Securities Fund	13,669	4,985	12,139	16,448	—	—	—
Ivy Science and Technology Fund	—	—	124,817	15,810	—	—	11,907

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2015:

Fund	Pre-Enactment 2016	Pre-Enactment 2017	Pre-Enactment 2018	Post-Enactment Short-Term Capital Loss Carryover	Post-Enactment Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$—	$ —	$ —	$ —
Ivy Balanced Fund	—	—	—	—	—
Ivy Energy Fund	—	—	6,022	265	754
Ivy Global Natural Resources Fund	—	—	1,529,206	245,555	262,384
Ivy Global Real Estate Fund	—	—	—	—	—
Ivy Global Risk-Managed Real Estate Fund	—	—	—	—	—
Ivy Real Estate Securities Fund	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 10th and 11th, 2015, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

• Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund);

• Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund);

• LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund); and

• Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund) (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc. ("Lipper") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees at the August 11th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs that are calculated in basis points. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Investment Advisory Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Independent Trustees previously had discussed the asset growth of certain Funds with their independent fee consultant and independent legal counsel at the telephonic meeting in July. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During July of 2015, and as part of their regularly scheduled meetings, the Independent Trustees reviewed a substantial amount of information in connection with considering the continuation of the Investment Management Agreement currently in effect between IICO and the Funds. Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds, including performance;

2. Management fees (including any components thereof) charged by other mutual fund companies for like services;

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services;

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreement, and profit margins of IICO and its affiliates from supplying such services; and

5. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.[1]

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2015, approximately 28% of the Funds were in the top quartile of performance and 56% of the Funds were in the top two quartiles of performance. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, economic analysis and an effective trading infrastructure, and that these factors offer the Funds a reasonable expectation of strong investment and service performance over the long term.

The report further indicated that total expenses of the Funds, on average, were 8% below the average total expenses of their respective Broadridge Expense Group peers and 17% below the average total expenses for their Broadridge Expense Universes. The management fees for the Funds, were 9% below the average management fees of their respective Broadridge Expense Group peers and 12% below the average management fees for their Broadridge Expense Universes. The independent fee consultant noted that the Funds generally small account size relative to the Expense Groups introduces certain biases in the Broadridge analyses that work against the Funds in Broadridge expense comparisons and, as a result, the Broadridge findings may be considered conservative in that regard. The independent fee consultant found that within the larger Broadridge averages, the management fees and total expenses of individual Funds and share classes are reasonable relative to their performance.

---

[1] The independent fee consultant's evaluation was based on information provided by IICO, Lipper (which during the pendency of the consultant's review commenced utilizing the name "Broadridge"), other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by a Fund to IICO, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by a Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2015. Lipper report data reflects Class A shares.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that IICO's overall profitability from managing the Funds and its other operations is near the median of most similarly-sized, publicly-traded peers, but appears adequate to enable IICO to continue to provide quality support to the Funds and their shareholders. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, both of which can benefit the Funds' investors.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Funds' existing advisory agreements.

Approvals for Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11, 2015, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund (the "Funds"), to include the Funds under the Management Agreement. The Board considered and approved two investment subadvisory agreements (the "Subadvisory Agreements"). The Board also considered and approved an investment subadvisory agreement between IICO and Apollo Credit Management, LLC ("Apollo") with respect to the Funds. The Board also considered and approved an investment subadvisory agreement by and among IICO, LaSalle Investment Management Securities, LLC and LaSalle investment Management Securities B.V. (collectively, "LaSalle") with respect to Ivy Apollo Multi-Asset Income Fund. The Funds are newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Subadvisory Agreements (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Funds by IICO, LaSalle and Apollo, potential profitability of each of IICO, LaSalle and Apollo (including any fall-out benefits) from their proposed relationship with the Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Funds had not yet commenced operations, the Funds appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Funds, the cost of the services proposed to be provided by IICO, LaSalle and Apollo, including as compared to the other Funds in the Trust family and comparable funds. The Board also noted the proposed expense cap agreement, and concluded that the proposed expenses of the Funds were acceptable. The Board did not discuss possible economies of scale because the Funds had not yet commenced operations. The Board noted that it would monitor profitability once the Funds began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Funds by IICO, LaSalle and Apollo, taking into account the investment objectives and strategies of the Funds, the Board's experience with IICO and LaSalle and with respect to Apollo, the information that IICO had presented to the Board on Apollo, Apollo's prior presentation on its capabilities and global resources available to it, and other materials previously provided to the Board on the Funds. In addition, the Board reviewed the resources and key personnel of IICO, LaSalle and Apollo. The Board also considered other services proposed to be provided to the Fund by IICO based upon its current experiences with IICO, such as IICO's ability to monitor adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable laws and regulations. The Board also took into account the compliance environment at Apollo, noting that a review of Apollo's compliance environment had occurred previously. The Board concluded that the nature and extent of services to be provided by IICO, LaSalle and Apollo are reasonable, considering the quality of the services currently provided by IICO for other Funds of the Trust. The Board also discussed whether either of IICO, LaSalle or Apollo would derive any other direct or indirect benefits from serving as investment adviser or subadviser, as the case may be, to the Funds. The Board considered the benefits that would accrue to IICO, LaSalle and Apollo from their relationship with the Funds, including the fact that a variety of services for the Funds were proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that none of IICO, LaSalle or Apollo or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreements for the Funds.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

Semiannual Report

September 30, 2015

Ivy Funds

Ivy Bond Fund

Ivy Core Equity

Ivy Cundill Global Value Fund

Ivy Dividend Opportunities Fund

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Bond Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy High Income Fund

Ivy International Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Managed International Opportunities Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS

Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Over the six months since our last report to you, we've seen a few surprises and some familiar patterns. U.S. economic growth remains acceptable, developed economies overseas have shown very modest growth, while China's is slowing but still positive. Market volatility around the world in late summer led the U.S. Federal Reserve (Fed) to delay an increase in interest rates.

Growth outside the U.S., though very slow, has been buoyed by Japan and Europe's very aggressive monetary policies. In August, China surprised markets and devalued its currency. Markets sold off sharply on worries of slower growth and additional currency devaluation measures. Increased volatility and deflation fears from lower commodity prices drove risk-free interest rates sharply lower in developed-market economies.

In the U.S., the Fed remains steadfast in stating rates will rise slowly, the timing of which will be data dependent. The strength of the labor market will be closely watched, given weaker job growth in September, as will the level of wage increases.

We believe the economic foundation in the U.S. remains less than robust, so the odds of a rate increase by December are no better than even. When the Fed does implement a rate increase, it should be small enough not to disrupt economic growth. The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key uncertainties for the months ahead. Improving U.S. jobs, very low inflation and low interest rates create a favorable environment.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/15	3/31/15
S&P 500 Index	1,920.03	2,067.89
MSCI EAFE Index	1644.40	1,849.34
10-Year Treasury Yield	2.06%	1.94%
U.S. unemployment rate	5.10%	5.50%
30-year fixed mortgage rate	3.86%	3.69%
Oil price per barrel	$ 45.09	$ 47.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$987.90	$5.07	$1,000	$1,019.97	$5.15	1.02%
Class B**	$1,000	$983.40	$9.62	$1,000	$1,015.39	$9.77	1.93%
Class C	$1,000	$984.10	$8.83	$1,000	$1,016.15	$8.97	1.78%
Class E	$1,000	$987.40	$5.56	$1,000	$1,019.50	$5.65	1.11%
Class I	$1,000	$989.20	$3.68	$1,000	$1,021.34	$3.74	0.74%
Class R	$1,000	$986.30	$6.65	$1,000	$1,018.35	$6.76	1.35%
Class R6	$1,000	$990.00	$2.99	$1,000	$1,022.12	$3.03	0.59%
Class Y	$1,000	$988.10	$4.87	$1,000	$1,020.17	$4.95	0.98%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$913.20	$ 5.55	$1,000	$1,019.30	$ 5.86	1.15%
Class B**	$1,000	$909.40	$10.02	$1,000	$1,014.60	$10.58	2.09%
Class C	$1,000	$910.30	$ 9.07	$1,000	$1,015.58	$ 9.57	1.90%
Class E	$1,000	$912.90	$ 6.31	$1,000	$1,018.46	$ 6.66	1.32%
Class I	$1,000	$915.10	$ 4.02	$1,000	$1,020.85	$ 4.24	0.84%
Class R	$1,000	$912.20	$ 7.17	$1,000	$1,017.58	$ 7.57	1.50%
Class R6	$1,000	$915.90	$ 3.64	$1,000	$1,021.31	$ 3.84	0.75%
Class Y	$1,000	$915.00	$ 4.02	$1,000	$1,020.86	$ 4.24	0.84%
Ivy Cundill Global Value Fund							
Class A	$1,000	$883.20	$ 7.44	$1,000	$1,017.16	$ 7.97	1.58%
Class B**	$1,000	$877.60	$12.96	$1,000	$1,011.31	$13.88	2.75%
Class C	$1,000	$880.50	$10.34	$1,000	$1,014.10	$11.08	2.19%
Class E	$1,000	$883.10	$ 7.34	$1,000	$1,017.30	$ 7.87	1.55%
Class I	$1,000	$884.90	$ 5.37	$1,000	$1,019.36	$ 5.76	1.14%
Class R	$1,000	$882.80	$ 8.10	$1,000	$1,016.42	$ 8.67	1.73%
Class R6	$1,000	$885.50	$ 4.62	$1,000	$1,020.19	$ 4.95	0.98%
Class Y	$1,000	$883.70	$ 6.59	$1,000	$1,018.12	$ 7.06	1.39%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$905.30	$ 5.91	$1,000	$1,018.83	$ 6.26	1.25%
Class B**	$1,000	$901.70	$ 9.60	$1,000	$1,014.93	$10.18	2.03%
Class C	$1,000	$902.20	$ 9.13	$1,000	$1,015.47	$ 9.67	1.92%
Class E	$1,000	$904.90	$ 6.38	$1,000	$1,018.42	$ 6.76	1.33%
Class I	$1,000	$906.50	$ 4.48	$1,000	$1,020.39	$ 4.75	0.94%
Class R	$1,000	$903.60	$ 7.33	$1,000	$1,017.42	$ 7.77	1.53%
Class R6	$1,000	$907.30	$ 3.81	$1,000	$1,021.11	$ 4.04	0.79%
Class Y	$1,000	$905.60	$ 5.72	$1,000	$1,019.11	$ 6.06	1.19%
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$831.70	$ 6.87	$1,000	$1,017.55	$ 7.57	1.50%
Class B**	$1,000	$827.20	$11.42	$1,000	$1,012.53	$12.58	2.50%
Class C	$1,000	$828.50	$10.51	$1,000	$1,013.52	$11.58	2.31%
Class E***	$1,000	$831.80	$ 6.14	$1,000	$1,018.41	$ 6.76	1.33%
Class I	$1,000	$832.20	$ 5.50	$1,000	$1,019.02	$ 6.06	1.21%
Class R	$1,000	$830.10	$ 8.33	$1,000	$1,016.00	$ 9.17	1.82%
Class R6	$1,000	$832.70	$ 4.86	$1,000	$1,019.75	$ 5.35	1.07%
Class Y	$1,000	$831.60	$ 6.78	$1,000	$1,017.72	$ 7.47	1.46%
Ivy European Opportunities Fund							
Class A	$1,000	$942.80	$ 7.97	$1,000	$1,016.88	$ 8.27	1.64%
Class B**	$1,000	$937.10	$13.37	$1,000	$1,011.25	$13.88	2.76%
Class C	$1,000	$939.80	$11.15	$1,000	$1,013.59	$11.58	2.29%
Class E***	$1,000	$944.10	$ 6.42	$1,000	$1,018.46	$ 6.66	1.32%
Class I	$1,000	$944.90	$ 5.83	$1,000	$1,019.11	$ 6.06	1.19%
Class R	$1,000	$942.10	$ 8.74	$1,000	$1,016.03	$ 9.07	1.81%
Class R6	$1,000	$945.40	$ 5.06	$1,000	$1,019.82	$ 5.25	1.05%
Class Y	$1,000	$943.50	$ 7.09	$1,000	$1,017.76	$ 7.36	1.46%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Global Bond Fund							
Class A	$1,000	$959.80	$ 4.90	$1,000	$1,020.10	$ 5.05	0.99%
Class B**	$1,000	$956.20	$ 8.51	$1,000	$1,016.34	$ 8.77	1.74%
Class C	$1,000	$956.20	$ 8.51	$1,000	$1,016.34	$ 8.77	1.74%
Class I	$1,000	$961.00	$ 3.63	$1,000	$1,021.36	$ 3.74	0.74%
Class R	$1,000	$957.40	$ 7.34	$1,000	$1,017.60	$ 7.57	1.50%
Class R6	$1,000	$961.00	$ 3.73	$1,000	$1,021.31	$ 3.84	0.76%
Class Y	$1,000	$959.80	$ 4.90	$1,000	$1,020.10	$ 5.05	0.99%
Ivy Global Equity Income Fund							
Class A	$1,000	$925.30	$ 6.26	$1,000	$1,018.54	$ 6.56	1.30%
Class B**	$1,000	$922.20	$ 9.32	$1,000	$1,015.37	$ 9.77	1.94%
Class C	$1,000	$923.10	$ 9.23	$1,000	$1,015.43	$ 9.67	1.93%
Class I	$1,000	$927.10	$ 4.53	$1,000	$1,020.35	$ 4.75	0.94%
Class R	$1,000	$924.90	$ 7.51	$1,000	$1,017.30	$ 7.87	1.55%
Class R6	$1,000	$928.40	$ 3.95	$1,000	$1,021.02	$ 4.14	0.81%
Class Y	$1,000	$926.20	$ 5.78	$1,000	$1,019.10	$ 6.06	1.19%
Ivy Global Growth Fund							
Class A	$1,000	$910.90	$ 7.07	$1,000	$1,017.71	$ 7.47	1.47%
Class B**	$1,000	$906.40	$11.63	$1,000	$1,012.83	$12.28	2.45%
Class C	$1,000	$907.60	$10.59	$1,000	$1,013.96	$11.18	2.22%
Class E***	$1,000	$912.20	$ 5.74	$1,000	$1,019.03	$ 6.06	1.21%
Class I	$1,000	$912.80	$ 5.26	$1,000	$1,019.61	$ 5.55	1.09%
Class R	$1,000	$909.90	$ 8.12	$1,000	$1,016.59	$ 8.57	1.70%
Class R6	$1,000	$913.20	$ 4.50	$1,000	$1,020.34	$ 4.75	0.95%
Class Y	$1,000	$911.30	$ 6.59	$1,000	$1,018.22	$ 6.96	1.37%
Ivy Global Income Allocation Fund							
Class A	$1,000	$910.90	$ 6.11	$1,000	$1,018.69	$ 6.46	1.28%
Class B**	$1,000	$907.10	$10.39	$1,000	$1,014.13	$10.98	2.19%
Class C	$1,000	$908.30	$ 9.06	$1,000	$1,015.55	$ 9.57	1.90%
Class E	$1,000	$911.20	$ 6.40	$1,000	$1,018.39	$ 6.76	1.33%
Class I	$1,000	$912.50	$ 4.40	$1,000	$1,020.46	$ 4.65	0.92%
Class R	$1,000	$910.40	$ 7.26	$1,000	$1,017.45	$ 7.67	1.52%
Class R6	$1,000	$913.20	$ 3.73	$1,000	$1,021.17	$ 3.94	0.78%
Class Y	$1,000	$911.60	$ 5.64	$1,000	$1,019.20	$ 5.96	1.17%
Ivy High Income Fund							
Class A	$1,000	$956.70	$ 4.70	$1,000	$1,020.32	$ 4.85	0.95%
Class B**	$1,000	$953.20	$ 8.20	$1,000	$1,016.65	$ 8.47	1.68%
Class C	$1,000	$953.30	$ 8.01	$1,000	$1,016.83	$ 8.27	1.65%
Class E	$1,000	$955.20	$ 6.16	$1,000	$1,018.72	$ 6.36	1.27%
Class I	$1,000	$957.90	$ 3.43	$1,000	$1,021.56	$ 3.54	0.70%
Class R	$1,000	$955.00	$ 6.35	$1,000	$1,018.61	$ 6.56	1.29%
Class R6	$1,000	$958.60	$ 2.64	$1,000	$1,022.33	$ 2.73	0.55%
Class Y	$1,000	$956.70	$ 4.70	$1,000	$1,020.32	$ 4.85	0.95%

See footnotes on page 9.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy International Core Equity Fund							
Class A	$1,000	$895.40	$ 6.16	$1,000	$1,018.56	$ 6.56	1.30%
Class B**	$1,000	$891.70	$10.40	$1,000	$1,014.11	$11.08	2.19%
Class C	$1,000	$892.50	$ 9.37	$1,000	$1,015.21	$ 9.98	1.97%
Class E	$1,000	$894.40	$ 7.10	$1,000	$1,017.61	$ 7.57	1.49%
Class I	$1,000	$896.60	$ 4.65	$1,000	$1,020.18	$ 4.95	0.98%
Class R	$1,000	$894.80	$ 7.48	$1,000	$1,017.18	$ 7.97	1.58%
Class R6	$1,000	$897.40	$ 3.98	$1,000	$1,020.90	$ 4.24	0.82%
Class Y	$1,000	$895.60	$ 5.97	$1,000	$1,018.82	$ 6.36	1.25%
Ivy Large Cap Growth Fund							
Class A	$1,000	$946.80	$ 5.65	$1,000	$1,019.30	$ 5.86	1.15%
Class B**	$1,000	$941.80	$10.00	$1,000	$1,014.73	$10.38	2.07%
Class C	$1,000	$943.40	$ 9.04	$1,000	$1,015.75	$ 9.37	1.86%
Class E	$1,000	$946.80	$ 5.65	$1,000	$1,019.30	$ 5.86	1.15%
Class I	$1,000	$948.20	$ 4.29	$1,000	$1,020.68	$ 4.45	0.88%
Class R	$1,000	$945.00	$ 7.20	$1,000	$1,017.71	$ 7.47	1.47%
Class R6	$1,000	$948.80	$ 3.51	$1,000	$1,021.44	$ 3.64	0.73%
Class Y	$1,000	$946.90	$ 5.16	$1,000	$1,019.75	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$997.60	$ 4.39	$1,000	$1,020.63	$ 4.45	0.89%
Class B**	$1,000	$993.40	$ 8.57	$1,000	$1,016.50	$ 8.67	1.71%
Class C	$1,000	$993.90	$ 8.08	$1,000	$1,016.99	$ 8.17	1.62%
Class E	$1,000	$997.00	$ 4.99	$1,000	$1,020.06	$ 5.05	1.00%
Class I	$1,000	$998.80	$ 3.20	$1,000	$1,021.86	$ 3.23	0.64%
Class R	$1,000	$995.80	$ 6.19	$1,000	$1,018.85	$ 6.26	1.24%
Class R6	$1,000	$999.60	$ 2.40	$1,000	$1,022.63	$ 2.43	0.49%
Class Y	$1,000	$997.60	$ 4.39	$1,000	$1,020.64	$ 4.45	0.89%
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$898.30	$ 2.18	$1,000	$1,022.77	$ 2.33	0.46%
Class B**	$1,000	$892.50	$ 6.62	$1,000	$1,018.05	$ 7.06	1.40%
Class C	$1,000	$892.90	$ 5.96	$1,000	$1,018.76	$ 6.36	1.26%
Class E***	$1,000	$898.40	$ 1.90	$1,000	$1,023.11	$ 2.02	0.39%
Class I	$1,000	$900.40	$ 0.76	$1,000	$1,024.25	$ 0.81	0.16%
Class R	$1,000	$897.10	$ 3.04	$1,000	$1,021.87	$ 3.23	0.64%
Class Y	$1,000	$898.20	$ 1.80	$1,000	$1,023.17	$ 1.92	0.38%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$884.40	$ 7.82	$1,000	$1,016.81	$ 8.37	1.65%
Class B**	$1,000	$880.60	$11.94	$1,000	$1,012.38	$12.78	2.54%
Class C	$1,000	$880.80	$11.28	$1,000	$1,013.08	$12.08	2.40%
Class I	$1,000	$886.50	$ 5.94	$1,000	$1,018.81	$ 6.36	1.25%
Class R	$1,000	$883.30	$ 8.66	$1,000	$1,015.91	$ 9.27	1.83%
Class R6	$1,000	$886.90	$ 5.09	$1,000	$1,019.67	$ 5.45	1.08%
Class Y	$1,000	$884.80	$ 7.07	$1,000	$1,017.54	$ 7.57	1.50%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Mid Cap Growth Fund							
Class A	$1,000	$ 877.90	$ 6.01	$1,000	$1,018.67	$ 6.46	1.28%
Class B**	$1,000	$ 874.50	$ 9.47	$1,000	$1,014.93	$10.18	2.03%
Class C	$1,000	$ 874.50	$ 9.28	$1,000	$1,015.13	$ 9.97	1.99%
Class E	$1,000	$ 876.50	$ 7.04	$1,000	$1,017.57	$ 7.57	1.50%
Class I	$1,000	$ 879.30	$ 4.60	$1,000	$1,020.13	$ 4.95	0.99%
Class R	$1,000	$ 876.50	$ 7.41	$1,000	$1,017.12	$ 7.97	1.59%
Class R6	$1,000	$ 879.90	$ 3.95	$1,000	$1,020.91	$ 4.24	0.83%
Class Y	$1,000	$ 878.00	$ 5.82	$1,000	$1,018.91	$ 6.26	1.23%
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$ 906.80	$ 6.48	$1,000	$1,018.29	$ 6.86	1.35%[4]
Class C	$1,000	$ 903.20	$ 9.90	$1,000	$1,014.68	$10.48	2.07%[5]
Class E	$1,000	$ 907.10	$ 6.20	$1,000	$1,018.54	$ 6.56	1.30%[6]
Class I	$1,000	$ 908.30	$ 5.06	$1,000	$1,019.80	$ 5.35	1.05%[7]
Class R	$1,000	$ 904.50	$ 8.57	$1,000	$1,016.03	$ 9.07	1.80%[8]
Class R6	$1,000	$ 908.30	$ 5.06	$1,000	$1,019.80	$ 5.35	1.05%[9]
Class Y	$1,000	$ 906.00	$ 6.48	$1,000	$1,018.29	$ 6.86	1.35%[10]
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.00	$1,000	$1,024.02	$ 1.01	0.21%
Class B**	$1,000	$1,000.10	$ 1.00	$1,000	$1,024.02	$ 1.01	0.21%
Class C**	$1,000	$1,000.00	$ 1.00	$1,000	$1,024.03	$ 1.01	0.21%
Class E	$1,000	$1,000.10	$ 1.00	$1,000	$1,024.04	$ 1.01	0.21%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,002.10	$ 5.01	$1,000	$1,020.06	$ 5.05	1.00%
Class B**	$1,000	$ 998.40	$ 8.69	$1,000	$1,016.36	$ 8.77	1.74%
Class C	$1,000	$ 998.40	$ 8.69	$1,000	$1,016.33	$ 8.77	1.75%
Class I	$1,000	$1,003.20	$ 4.01	$1,000	$1,021.11	$ 4.04	0.79%
Class Y	$1,000	$1,002.10	$ 5.01	$1,000	$1,020.06	$ 5.05	1.00%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,007.10	$ 4.32	$1,000	$1,020.74	$ 4.34	0.87%
Class B**	$1,000	$1,003.30	$ 8.11	$1,000	$1,016.96	$ 8.17	1.62%
Class C	$1,000	$1,003.50	$ 7.91	$1,000	$1,017.13	$ 7.97	1.59%
Class I	$1,000	$1,008.00	$ 3.41	$1,000	$1,021.66	$ 3.44	0.68%
Class Y	$1,000	$1,007.10	$ 4.32	$1,000	$1,020.75	$ 4.34	0.87%
Ivy Small Cap Growth Fund							
Class A	$1,000	$ 899.00	$ 6.74	$1,000	$1,017.97	$ 7.16	1.42%
Class B**	$1,000	$ 895.30	$10.99	$1,000	$1,013.52	$11.68	2.31%
Class C	$1,000	$ 896.10	$ 9.76	$1,000	$1,014.78	$10.38	2.06%
Class E	$1,000	$ 898.40	$ 7.21	$1,000	$1,017.42	$ 7.67	1.53%
Class I	$1,000	$ 900.30	$ 5.04	$1,000	$1,019.76	$ 5.35	1.06%
Class R	$1,000	$ 898.10	$ 7.88	$1,000	$1,016.76	$ 8.37	1.66%
Class R6	$1,000	$ 901.30	$ 4.37	$1,000	$1,020.52	$ 4.65	0.91%
Class Y	$1,000	$ 899.50	$ 6.27	$1,000	$1,018.52	$ 6.66	1.31%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	
Ivy Small Cap Value Fund							
Class A	$1,000	$899.30	$ 7.41	$1,000	$1,017.32	$ 7.87	1.55%
Class B**	$1,000	$895.40	$11.85	$1,000	$1,012.55	$12.58	2.50%
Class C	$1,000	$896.40	$10.53	$1,000	$1,013.92	$11.18	2.23%
Class E***	$1,000	$900.70	$ 5.80	$1,000	$1,018.96	$ 6.16	1.22%
Class I	$1,000	$901.00	$ 5.32	$1,000	$1,019.50	$ 5.65	1.11%
Class R	$1,000	$898.50	$ 8.16	$1,000	$1,016.48	$ 8.67	1.72%
Class R6	$1,000	$901.90	$ 4.56	$1,000	$1,020.26	$ 4.85	0.96%
Class Y	$1,000	$900.10	$ 6.56	$1,000	$1,018.21	$ 6.96	1.37%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$961.20	$ 6.08	$1,000	$1,018.89	$ 6.26	1.23%
Class B**	$1,000	$957.30	$ 9.40	$1,000	$1,015.47	$ 9.67	1.92%
Class C	$1,000	$957.20	$ 9.79	$1,000	$1,015.08	$10.08	2.00%
Class I	$1,000	$962.00	$ 4.91	$1,000	$1,020.07	$ 5.05	1.00%
Class Y	$1,000	$960.70	$ 6.08	$1,000	$1,018.89	$ 6.26	1.23%
Ivy Value Fund							
Class A	$1,000	$938.90	$ 6.30	$1,000	$1,018.58	$ 6.56	1.30%
Class B**	$1,000	$934.20	$10.93	$1,000	$1,013.73	$11.38	2.27%
Class C	$1,000	$935.30	$ 9.77	$1,000	$1,014.96	$10.18	2.02%
Class E***	$1,000	$940.00	$ 5.14	$1,000	$1,019.75	$ 5.35	1.06%
Class I	$1,000	$940.40	$ 4.66	$1,000	$1,020.22	$ 4.85	0.97%
Class R	$1,000	$938.00	$ 7.56	$1,000	$1,017.28	$ 7.87	1.56%
Class R6	$1,000	$941.00	$ 3.88	$1,000	$1,021.02	$ 4.04	0.81%
Class Y	$1,000	$939.40	$ 5.92	$1,000	$1,018.97	$ 6.16	1.22%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2015, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Annualized expense ratio based on the period excluding offering costs was 1.17%.

(5)Annualized expense ratio based on the period excluding offering costs was 1.89%.

(6)Annualized expense ratio based on the period excluding offering costs was 1.12%.

(7)Annualized expense ratio based on the period excluding offering costs was 0.87%.

(8)Annualized expense ratio based on the period excluding offering costs was 1.62%.

(9)Annualized expense ratio based on the period excluding offering costs was 0.87%.

(10)Annualized expense ratio based on the period excluding offering costs was 1.17%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

Asset Allocation

Stocks	**1.1%**
Financials	1.1%
Bonds	**97.3%**
Corporate Debt Securities	39.0%
United States Government and Government Agency Obligations	38.8%
Asset-Backed Securities	10.5%
Mortgage-Backed Securities	7.8%
Municipal Bonds – Taxable	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.6%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	21/46	45
3 Year	16/40	40
5 Year	13/37	35
10 Year	23/30	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**86.2%**
AAA	5.4%
AA	41.0%
A	11.3%
BBB	28.5%
Non-Investment Grade	**11.1%**
BB	9.1%
B	0.1%
CCC	0.2%
Below CCC	0.1%
Non-rated	1.6%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**2.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Bond Fund *(in thousands)*

PREFERRED STOCKS	Shares	Value
Financials		
Diversified Banks – 0.6%		
Wells Fargo & Co., 5.850%	173	$4,416
Reinsurance – 0.2%		
Pitney Bowes International Holdings, Inc., Series F, 6.125% (A)	2	1,594
Specialized REITs – 0.3%		
Ventas, Inc., 5.450%	100	2,500
Total Financials – 1.1%		**8,510**
TOTAL PREFERRED STOCKS – 1.1%		**$8,510**

(Cost: $8,424)

ASSET-BACKED SECURITIES	Principal	
Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3–15–20 (A)	$1,500	1,476
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	673	723
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20	910	1,038
American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7–15–20 (A)	3,231	3,296
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5–1–23	1,000	983
American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 5.625%, 1–15–21 (A)	4,425	4,557
Aventura Mall Trust, Series 2013-AVM, Class B, 3.867%, 12–5–32 (A)(B) . . .	3,600	3,801
CarMax Auto Owner Trust 2013-2, Class D, 2.060%, 11–15–19	3,000	2,987
CarMax Auto Owner Trust 2013-4, Class D, 2.600%, 4–15–20	2,000	2,005
Citibank Credit Card Issuance Trust, Class 2005-C1, 2.880%, 1–23–23	1,285	1,343
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20 . . .	673	759
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19	568	638

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19	$ 863	$ 901
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	797	831
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12–10–28	3,747	4,234
6.943%, 1–10–30	1,103	1,308
Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010-2, 4.250%, 7–30–23	1,400	1,407
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A:		
6.375%, 1–2–16 (A)	600	606
4.750%, 5–7–20	1,081	1,141
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A)	4,288	4,609
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10–15–19 (A) . . .	881	882
GE Equipment Transportation LLC, Series 2013-2:		
1.820%, 10–25–21	3,000	3,041
1.900%, 8–23–22	1,800	1,821
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1–15–22	4,180	4,034
Hyundai Auto Receivables Trust 2014-A, Class D:		
2.020%, 8–15–19	1,000	1,011
1.780%, 7–15–20	2,500	2,501
2.530%, 7–15–20	1,000	1,016
Longtrain Leasing III LLC, Series 2015A-1, 2.980%, 1–15–45 (A)	2,780	2,812
Longtrain Leasing III LLC, Series 2015A-2, 4.060%, 1–15–45 (A)	5,120	5,213
SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3–25–30 (A)	1,259	1,257
Tal Advantage V LLC, 3.510%, 2–22–39 (A)	795	799
U.S. Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24	871	962
U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6–3–18	2,000	2,020
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21	2,020	2,146

ASSET-BACKED SECURITIES (Continued)	Principal	Value
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4–11–22	$1,150	$ 1,150
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22	4,090	4,070
Virgin Australia 2013-1B Trust, 6.000%, 10–23–20 (A) . .	1,645	1,686
World Omni Automobile Lease Securitization Trust 2015-A, Class B, 1.940%, 12–15–20	3,940	3,953
TOTAL ASSET-BACKED SECURITIES – 10.5%		**$79,017**

(Cost: $78,217)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4–1–21	2,340	2,597
Auto Parts & Equipment – 0.3%		
Dana Holding Corp., 6.750%, 2–15–21	1,500	1,556
Tenneco, Inc., 6.875%, 12–15–20	965	999
		2,555
Automotive Retail – 0.4%		
AutoNation, Inc., 5.500%, 2–1–20	2,792	3,057
Household Appliances – 0.3%		
Stanley Black & Decker, Inc., 5.750%, 12–15–53	2,115	2,235
Total Consumer Discretionary – 1.4%		**10,444**
Energy		
Oil & Gas Drilling – 0.4%		
Noble Holding International Ltd. (GTD by Noble-Cayman), 6.950%, 4–1–45	4,339	3,002
Oil & Gas Equipment & Services – 0.7%		
Enterprise Products Operating L.P. (GTD by Enterprise Products Partners L.P.), 7.034%, 1–15–68	4,763	5,025
Oil & Gas Exploration & Production – 1.1%		
Chesapeake Energy Corp.:		
3.539%, 4–15–19 (B) . . .	4,325	3,071
4.875%, 4–15–22	1,730	1,129

Ivy Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Chesapeake Midstream Partners L.P. and CHKM Finance Corp.,		
6.125%, 7–15–22	$2,500	$ 2,525
Cimarex Energy Co.,		
5.875%, 5–1–22	1,825	1,916
		8,641
Oil & Gas Refining & Marketing – 1.4%		
NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.):		
7.900%, 4–15–18 (B)	5,345	5,719
4.800%, 9–1–20	2,340	2,235
Tesoro Corp.,		
4.250%, 10–1–17	2,645	2,685
		10,639
Oil & Gas Storage & Transportation – 4.1%		
Access Midstream Partners L.P.,		
4.875%, 5–15–23	3,500	3,238
Boardwalk Pipeline Partners L.P.,		
5.200%, 6–1–18	2,500	2,526
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
5.750%, 9–15–19	3,975	4,194
Buckeye Partners L.P.,		
5.600%, 10–15–44	5,715	5,094
Energy Transfer Partners L.P.,		
5.150%, 3–15–45	2,025	1,580
Gulfstream Natural Gas System LLC,		
4.600%, 9–15–25 (A)	1,975	1,988
Regency Energy Partners L.P. and Regency Energy Finance Corp.:		
6.500%, 7–15–21	3,600	3,715
5.875%, 3–1–22	3,000	3,075
Sunoco Logistics Partners Operations L.P.,		
6.850%, 2–15–40	1,265	1,234
Tennessee Gas Pipeline Co.,		
8.375%, 6–15–32	4,000	4,175
		30,819
Total Energy – 7.7%		**58,126**
Financials		
Asset Management & Custody Banks – 0.3%		
State Street Corp., Series F,		
5.250%, 12–29–49	2,275	2,275
Consumer Finance – 2.9%		
Capital One Financial Corp., 5.550%, Series E,		
5.550%, 12–29–49	5,770	5,698
Discover Bank:		
8.700%, 11–18–19	458	547
3.100%, 6–4–20	4,525	4,570

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
General Motors Financial Co., Inc.:		
4.750%, 8–15–17	$4,100	$ 4,254
3.150%, 1–15–20	1,400	1,386
4.375%, 9–25–21	1,080	1,101
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.500%, 7–10–19	1,645	1,662
3.450%, 4–10–22	2,100	2,014
Union 13 Leasing LLC,		
1.870%, 6–28–24	867	864
		22,096
Diversified Banks – 3.8%		
Bank of America Corp.:		
5.750%, 12–1–17	2,405	2,600
5.875%, 1–5–21	665	761
4.000%, 1–22–25	3,250	3,179
3.950%, 4–21–25	1,515	1,474
Bank of America N.A.,		
5.300%, 3–15–17	1,469	1,543
Bank of New York Mellon Corp. (The),		
4.950%, 12–29–49	2,800	2,758
Barclays plc,		
3.650%, 3–16–25	1,775	1,695
Comerica, Inc.,		
4.000%, 7–27–25	3,000	3,035
Compass Bank,		
3.875%, 4–10–25	5,000	4,663
HSBC Bank USA N.A.,		
6.000%, 8–9–17	4,235	4,552
KeyCorp.,		
2.900%, 9–15–20	2,050	2,067
		28,327
Investment Banking & Brokerage – 2.4%		
Credit Suisse Group Funding (Guernsey) Ltd.:		
2.750%, 3–26–20 (A)	3,000	2,992
3.750%, 3–26–25 (A)	1,900	1,846
Goldman Sachs Group, Inc. (The),		
5.250%, 7–27–21	1,000	1,115
Morgan Stanley:		
6.250%, 8–28–17	3,200	3,473
5.500%, 1–26–20	1,552	1,734
5.500%, 7–28–21	1,090	1,232
5.450%, 12–29–29	1,650	1,624
5.550%, 12–29–49	2,275	2,241
TD Ameritrade Holding Corp.,		
2.950%, 4–1–22	1,800	1,802
		18,059
Life & Health Insurance – 0.7%		
MetLife, Inc.,		
5.250%, 12–29–49	2,500	2,481
Symetra Financial Corp.,		
6.125%, 4–1–16 (A)	2,755	2,816
		5,297

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 2.4%		
JPMorgan Chase & Co.:		
3.900%, 7–15–25	$3,750	$ 3,836
5.000%, 12–29–49	2,600	2,528
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,209
6.000%, 7–5–17	215	232
6.000%, 10–1–17	2,368	2,559
TIAA Asset Management Finance Co. LLC:		
2.950%, 11–1–19 (A)	2,500	2,535
4.125%, 11–1–24 (A)	2,125	2,167
Ulani MSN 37894 LLC,		
2.184%, 12–20–24	3,004	3,031
		18,097
Property & Casualty Insurance – 0.2%		
Assurant, Inc.,		
2.500%, 3–15–18	1,670	1,688
Real Estate Development – 0.7%		
ARC Properties Operating Partnership L.P. and Clark Acquisition LLC,		
2.000%, 2–6–17	5,450	5,341
Regional Banks – 0.4%		
Synovus Financial Corp.,		
7.875%, 2–15–19	3,025	3,358
Retail REITs – 0.4%		
Retail Properties of America, Inc.,		
4.000%, 3–15–25	2,950	2,859
Specialized REITs – 1.4%		
American Tower Trust I,		
1.551%, 3–15–18 (A)	3,070	3,046
Crown Castle International Corp.,		
6.113%, 1–15–20 (A)	4,050	4,565
Hospitality Properties Trust,		
4.650%, 3–15–24	1,200	1,202
Ventas Realty L.P. and Ventas Capital Corp.,		
2.700%, 4–1–20	1,867	1,859
		10,672
Total Financials – 15.6%		**118,069**
Health Care		
Biotechnology – 1.6%		
Celgene Corp.,		
5.000%, 8–15–45	6,250	6,203
Gilead Sciences, Inc.,		
4.750%, 3–1–46	6,000	6,029
		12,232
Health Care Equipment – 0.0%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC,		
4.875%, 4–15–20 (A)	250	239

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities – 0.3%		
NYU Hospitals Center, 4.428%, 7–1–42	$2,170	$ 2,132
Health Care Supplies – 1.2%		
Bio–Rad Laboratories, Inc., 4.875%, 12–15–20	5,000	5,472
Sinai Health System, 3.034%, 1–20–36	1,825	1,822
St. Jude Medical, Inc., 3.875%, 9–15–25	1,600	1,623
		8,917
Managed Health Care – 0.4%		
UnitedHealth Group, Inc., 3.350%, 7–15–22	2,700	2,787
Pharmaceuticals – 0.6%		
Biogen, Inc., 3.625%, 9–15–22	4,900	4,939
Total Health Care – 4.1%		**31,246**
Industrials		
Airlines – 0.4%		
British Airways plc, 5.625%, 6–20–20 (A)	1,228	1,280
U.S. Airways Group, Inc., Class A, 6.250%, 4–22–23	1,001	1,117
U.S. Airways Group, Inc., Class B, 8.500%, 4–22–17	518	552
United Air Lines, Inc., 10.400%, 11–1–16	286	306
		3,255
Industrial Machinery – 1.0%		
Pentair Finance S.A., 3.625%, 9–15–20	7,625	7,721
Railroads – 1.5%		
BNSF Funding Trust I, 6.613%, 12–15–55	6,280	7,049
Canadian Pacific Railway Co., 6.125%, 9–15–15	3,650	3,874
		10,923
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20	1,500	1,519
AmeriGas Partners L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	477	479
		1,998
Trucking – 0.1%		
Tagua Leasing LLC, 1.900%, 7–12–24	994	993
Total Industrials – 3.3%		**24,890**
Information Technology		
Application Software – 0.7%		
Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10–1–20	$5,000	$ 5,005
Technology Hardware, Storage & Peripherals – 1.4%		
Hewlett Packard Enterprise Co.:		
2.850%, 10–5–18 (A)	4,325	4,319
4.400%, 10–15–22 (A)	4,125	4,117
6.200%, 10–15–35 (A)	2,100	2,099
		10,535
Total Information Technology – 2.1%		**15,540**
Telecommunication Services		
Integrated Telecommunication Services – 1.2%		
AT&T, Inc., 5.550%, 8–15–41	1,625	1,650
Frontier Communications Corp.:		
6.250%, 9–15–21	750	624
6.875%, 1–15–25	2,000	1,620
11.000%, 9–15–25 (A)	2,000	1,935
SBA Tower Trust, 2.240%, 4–16–18 (A)	3,120	3,100
		8,929
Wireless Telecommunication Service – 0.2%		
MetroPCS Communications, Inc., 6.625%, 4–1–23	1,500	1,485
Total Telecommunication Services – 1.4%		**10,414**
Utilities		
Electric Utilities – 2.8%		
AES Corp. (The), 3.324%, 6–1–19 (B)	2,300	2,185
Entergy Corp., 4.000%, 7–15–22	2,400	2,479
Exelon Corp., 5.100%, 6–15–45	2,550	2,606
Exelon Generation Co. LLC, 2.950%, 1–15–20	4,785	4,838
Indianapolis Power & Light Co., 4.700%, 9–1–45 (A)	3,750	3,842
IPALCO Enterprises, Inc., 3.450%, 7–15–20 (A)	2,800	2,709
Southwestern Electric Power Co., 5.550%, 1–15–17	2,395	2,519
		21,178
Gas Utilities – 0.2%		
Suburban Propane Partners L.P. and Suburban Energy Finance Corp., 5.500%, 6–1–24	$1,450	$ 1,341
Multi-Utilities – 0.4%		
Dominion Resources, Inc., 5.750%, 10–1–54	3,300	3,387
Total Utilities – 3.4%		**25,906**
TOTAL CORPORATE DEBT SECURITIES – 39.0%		**$294,635**
(Cost: $298,806)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 4.7%		
7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A)	1,477	1,513
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A, 4.325%, 8–15–46 (A)(B)	6,130	6,397
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(C)	31	—*
0.000%, 3–25–12 (A)(C)	10	—*
7.540%, 5–31–17 (A)(C)	—*	—
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A)	2,850	2,909
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)(B)	1,425	1,405
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 3.008%, 1–12–30 (A)(B)	1,240	1,251
Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B, 1.398%, 4–15–27 (A)(B)	500	498

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31 (A)	$2,000	$2,010
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.440%, 11–5–34 (A)(B)	1,000	1,001
Helios Leasing I LLC, 2.018%, 5–29–24	1,072	1,076
Hometown Commercial Capital LLC, Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	655	528
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	105	75
JPMorgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.172%, 12–5–27 (A)(B)	5,783	416
7.151%, 12–5–27 (A)	1,425	1,694
7.694%, 12–5–27 (A)(B)	2,600	3,060
Mellon Residential Funding, 6.750%, 6–25–28	1	1
Multi Security Asset Trust L.P., Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.270%, 11–28–35 (A)	124	124
5.880%, 11–28–35 (A)(B)	1,280	1,243
UBS-Barclays Commerical Mortgage Trust, Series 2012-C3 A4, 3.091%, 8–10–49	2,885	2,962
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,333
Wells Fargo Commerical Mortgage Trust, Series 2012-LC5 A3, 3.148%, 5–15–48	700	701
WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A)	1,223	1,225
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B)	435	462

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45	$3,539	$ 3,601
		35,485
Other Mortgage-Backed Securities – 3.1%		
ABFS Mortgage Loan Trust 2001-2, 7.490%, 12–25–31 (B)	338	316
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	40	39
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	389	400
Bear Stearns Mortgage Securities, Inc., 8.000%, 11–25–29	132	106
C-Bass 2006-MH1 Trust:		
5.476%, 10–25–36 (A)(B)	3,300	3,479
5.601%, 10–25–36 (A)(B)	22	22
CCG Receivables Trust, Series 2015-1, Class A3, 1.920%, 1–17–23 (A)(B)	3,000	3,011
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	104	102
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	4	4
COMM 2012-9W57 Mortgage Trust, Class A, 2.365%, 2–10–29 (A)	2,250	2,281
Connecticut Avenue Securities, Series 2013-C01, 1.149%, 5–25–24 (B)	1,037	1,030
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B)	195	197
5.200%, 12–15–35 (A)(B)	300	314
Credit Suisse Mortgage Trust 2014-ICE, Class C, 1.748%, 4–15–27 (A)(B)	4,225	4,205
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	294	271
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	47	46
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	529
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10–15–18	10	10

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
JPMorgan Mortgage Trust 2004-A3, 2.714%, 7–25–34 (B)	$ 170	$ 171
Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates, Series 1997-C2, 6.250%, 12–10–29	407	407
Morgan Stanley BAML Trust 2015-C22, Class A4, 3.306%, 4–15–48	100	101
Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8–5–34 (A)	1,350	1,382
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8–5–34 (A)	930	951
Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3–15–45	119	119
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	382	392
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B)	457	475
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	50	53
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	651	680
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	—*
7.877%, 9–28–24 (A)(B)	2	1
RASC, Series 2003-KS10 Trust, 6.410%, 12–25–33	159	87
RFMSI, Series 2004-S5 Trust: 4.500%, 5–25–19	79	56
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 6.795%, 12–25–30 (B)	742	545
Structured Asset Mortgage Investments, Inc., 1.747%, 5–2–30 (B)	6	2
TimberStar Trust I, 6.208%, 10–15–36 (A)	1,560	1,589
		23,373
TOTAL MORTGAGE-BACKED SECURITIES – 7.8%		**$58,858**
(Cost: $59,628)		

Ivy Bond Fund *(in thousands)*

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Alabama – 0.1%		
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12–15–25	$ 470	$ 496
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	612
New York – 0.8%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,190	3,448
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62	3,000	2,910
		6,358
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,372
TOTAL MUNICIPAL BONDS – TAXABLE –1.2%		**$8,838**

(Cost: $8,270)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.5%		
Federal Farm Credit Bank, 2.990%, 2–4–28	3,600	3,537
Mortgage-Backed Obligations – 26.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
1.844%, 8–25–24 (B)	1,486	1,491
2.399%, 9–25–24 (B)	4,000	3,973
1.694%, 7–25–25 (B)	2,325	2,331
5.300%, 1–15–33	106	119
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 12–1–17	44	45
5.500%, 9–1–19	84	88
5.000%, 4–1–23	305	328
3.500%, 8–1–26	725	768
2.500%, 3–1–28	743	765
2.500%, 4–1–28	731	752
5.000%, 5–1–29	76	83
3.500%, 5–1–32	1,485	1,572
6.500%, 9–1–32	48	54
6.000%, 11–1–33	66	76
5.500%, 5–1–34	570	648
6.500%, 5–1–34	139	167
5.500%, 6–1–34	174	194
5.000%, 9–1–34	3	3

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 9–1–34	$ 7	$ 8
5.500%, 10–1–34	245	277
5.500%, 7–1–35	82	92
5.000%, 8–1–35	82	90
5.500%, 10–1–35	76	86
5.000%, 11–1–35	197	217
5.000%, 12–1–35	54	59
6.500%, 7–1–36	97	115
7.000%, 12–1–37	86	100
5.500%, 2–1–39	390	439
5.000%, 11–1–39	192	214
5.000%, 1–1–40	1,084	1,205
5.000%, 3–1–40	1,682	1,878
5.000%, 4–1–40	371	410
5.000%, 8–1–40	342	376
4.000%, 10–1–40	986	1,057
4.000%, 11–1–40	976	1,059
4.500%, 1–1–41	1,110	1,209
4.000%, 2–1–41	1,777	1,910
4.000%, 3–1–41	552	596
4.500%, 3–1–41	491	537
4.500%, 4–1–41	1,280	1,413
4.000%, 6–1–41	615	665
4.000%, 8–1–41	418	446
4.000%, 11–1–41	4,982	5,335
3.500%, 3–1–42	2,122	2,221
3.000%, 8–1–42	1,494	1,518
3.500%, 8–1–42	3,781	3,955
3.000%, 1–1–43	1,667	1,694
3.000%, 2–1–43	2,044	2,079
3.500%, 12–1–44	6,421	6,691
3.500%, 5–25–45	10,132	10,279
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	7	7
6.000%, 1–1–18	28	29
5.500%, 2–1–18	29	30
5.500%, 3–1–18	6	6
5.000%, 5–1–18	103	107
5.000%, 6–1–18	24	24
5.000%, 7–1–18	11	12
5.000%, 10–1–18	70	73
5.500%, 9–1–19	29	31
3.000%, 9–1–22	1,011	1,058
5.000%, 7–1–23	166	183
6.000%, 8–1–23	168	185
5.500%, 2–1–24	68	76
4.500%, 4–1–25	280	299
3.500%, 11–1–25	477	508
3.500%, 6–1–26	770	817
3.500%, 10–1–26 TBA	125	132
3.000%, 10–1–27	3,130	3,260
2.500%, 11–1–27	1,435	1,457
2.500%, 10–1–28	705	719
6.000%, 8–1–29	57	65
7.500%, 5–1–31	22	25
7.000%, 9–1–31	8	9
7.000%, 11–1–31	110	133
6.500%, 12–1–31	11	12
6.500%, 2–1–32	115	137
7.000%, 2–1–32	83	97
7.000%, 3–1–32	132	160
6.500%, 4–1–32	21	25
6.500%, 5–1–32	48	55

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 7–1–32	$ 14	$ 16
6.500%, 8–1–32	22	26
6.000%, 9–1–32	24	27
6.500%, 9–1–32	55	65
6.000%, 10–1–32	447	515
6.500%, 10–1–32	48	57
6.000%, 11–1–32	319	367
3.500%, 12–1–32	2,162	2,289
6.000%, 3–1–33	549	630
5.500%, 4–1–33	334	380
6.000%, 4–1–33	31	36
5.500%, 5–1–33	36	40
6.000%, 6–1–33	77	87
6.500%, 8–1–33	18	20
6.000%, 10–1–33	42	47
6.000%, 12–1–33	101	116
5.500%, 1–1–34	190	214
6.000%, 1–1–34	61	70
5.000%, 3–1–34	379	419
5.500%, 3–1–34	39	44
5.500%, 4–1–34	37	42
5.000%, 5–1–34	24	27
6.000%, 8–1–34	90	103
5.500%, 9–1–34	291	331
6.000%, 9–1–34	107	122
6.500%, 9–1–34	199	228
5.500%, 11–1–34	419	472
6.000%, 11–1–34	138	155
6.500%, 11–1–34	12	15
5.000%, 12–1–34	555	615
5.500%, 1–1–35	380	431
5.500%, 2–1–35	807	917
6.500%, 3–1–35	203	238
5.000%, 4–1–35	104	115
5.500%, 4–1–35	199	225
4.500%, 5–1–35	397	432
5.500%, 6–1–35	11	12
4.500%, 7–1–35	291	317
5.000%, 7–1–35	752	831
5.500%, 7–1–35	91	102
5.500%, 8–1–35	12	14
5.500%, 10–1–35	369	416
5.500%, 11–1–35	226	253
5.500%, 12–1–35	238	268
5.000%, 2–1–36	59	65
5.500%, 2–1–36	198	215
6.500%, 2–1–36	53	61
5.500%, 9–1–36	272	306
5.500%, 11–1–36	125	139
6.000%, 11–1–36	78	88
6.000%, 1–1–37	51	58
6.000%, 5–1–37	142	162
5.500%, 6–1–37	73	83
6.000%, 8–1–37	75	85
6.000%, 9–1–37	91	103
7.000%, 10–1–37	17	18
5.500%, 3–1–38	252	286
5.000%, 4–1–38	337	379
5.500%, 5–1–38	68	75
6.000%, 10–1–38	252	287
6.000%, 12–1–38	157	180
4.500%, 6–1–39	208	228
5.000%, 12–1–39	456	514
5.500%, 12–1–39	308	349
5.000%, 3–1–40	1,151	1,288

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 6–1–40	$ 154	$ 174
4.500%, 10–1–40	1,041	1,132
4.000%, 12–1–40	1,384	1,481
3.500%, 4–1–41	2,273	2,385
4.000%, 4–1–41	1,393	1,502
4.500%, 4–1–41	2,353	2,585
5.000%, 4–1–41	290	327
4.500%, 7–1–41	1,277	1,390
4.000%, 8–1–41	1,027	1,098
4.000%, 9–1–41	1,650	1,777
3.500%, 10–1–41 TBA	16,540	17,260
4.000%, 10–1–41	1,726	1,859
3.500%, 11–1–41	3,699	3,882
3.500%, 1–1–42	3,507	3,672
3.000%, 3–1–42	1,420	1,446
3.500%, 8–1–42	2,284	2,398
3.000%, 9–1–42	2,357	2,399
3.000%, 10–1–42	3,695	3,747
3.500%, 1–1–43	1,254	1,312
3.500%, 2–1–43	1,628	1,718
3.500%, 3–1–43	2,385	2,508
3.000%, 5–1–43	8,174	8,314
4.000%, 1–1–44	1,394	1,513
3.500%, 5–1–45	2,367	2,472
3.500%, 6–1–45	2,136	2,236
3.500%, 7–1–45	1,629	1,702
3.500%, 8–1–45	2,670	2,792
Government National Mortgage Association Agency REMIC/CMO:		
0.643%, 7–16–40 (B)(D)	126	—*
0.000%, 3–16–42 (B)(D)	680	—*
0.136%, 6–17–45 (B)(D)	459	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	61	67
4.000%, 8–20–31	774	833
5.000%, 7–15–33	205	229
5.000%, 7–15–34	152	170
5.500%, 12–15–34	196	222
5.000%, 1–15–35	212	234
5.000%, 12–15–35	352	394
4.000%, 6–20–36	1,135	1,222
5.500%, 7–15–38	194	222
5.500%, 10–15–38	254	292
5.500%, 2–15–39	112	127
5.000%, 12–15–39	172	194
5.000%, 1–15–40	1,139	1,259
4.500%, 6–15–40	568	627
5.000%, 7–15–40	357	396
4.000%, 12–20–40	648	704
4.000%, 1–15–41	930	994
4.000%, 10–15–41	556	600
3.500%, 10–20–43	2,342	2,460

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.000%, 10–1–44	$ 365	$ 373
4.000%, 12–20–44	1,071	1,141
3.500%, 2–20–45	4,585	4,813
3.000%, 3–15–45	3,961	4,049
3.000%, 3–20–45	2,437	2,492
3.500%, 3–20–45	2,859	3,001
3.500%, 4–20–45	6,331	6,645
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1, 7.238%, 2–15–25 (B)	74	84
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2–15–25	22	25
		197,483
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 26.6%		**$201,020**
(Cost: $198,170)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 12.2%		
U.S. Treasury Bonds:		
5.375%, 2–15–31 (E)	4,940	6,859
3.000%, 5–15–45	31,475	32,234
U.S. Treasury Notes:		
0.500%, 3–31–17	4,000	3,999
0.875%, 5–15–17	1,960	1,970
0.875%, 1–31–18	590	592
0.750%, 4–15–18	2,500	2,496
1.625%, 7–31–20	7,800	7,897
1.375%, 8–31–20	20,925	20,953
1.875%, 8–31–22	8,075	8,145
2.000%, 8–15–25	6,710	6,678
		91,823
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 12.2%		**$ 91,823**
(Cost: $90,613)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 3.2%		
Baxter International, Inc., 0.260%, 10–21–15	$3,000	$ 3,000
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.150%, 10–29–15	2,000	2,000
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.130%, 10–21–15	3,643	3,643
Pfizer, Inc., 0.100%, 11–17–15	6,000	5,999
St. Jude Medical, Inc., 0.260%, 11–9–15	5,000	4,998
Wisconsin Electric Power Co., 0.290%, 10–6–15	5,000	5,000
		24,640
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (G)	681	681
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 25,321**
(Cost: $25,319)		
TOTAL INVESTMENT SECURITIES – 101.7%		**$768,022**
(Cost: $767,447)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7)%		**(12,586)**
NET ASSETS – 100.0%		**$755,436**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $122,297 or 16.2% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) All or a portion of securities with an aggregate value of $292 have been pledged as collateral on open futures contracts.

(F) Rate shown is the yield to maturity at September 30, 2015.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
U.S. 10-Year Treasury Note	Short	12–31–15	160	$(20,598)	$(197)
U.S. Treasury Long Bond	Short	12–31–15	70	(11,014)	(77)
				$(31,612)	$(274)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$ 6,916	$ 1,594	$ —
Asset-Backed Securities	—	78,135	882
Corporate Debt Securities	—	294,635	—
Mortgage-Backed Securities	—	58,856	2
Municipal Bonds	—	8,838	—
United States Government Agency Obligations	—	201,020	—
United States Government Obligations	—	91,823	—
Short-Term Securities	—	25,321	—
Total	$ 6,916	$760,222	$ 884
Liabilities			
Futures Contracts	$ 274	$ —	$ —

During the period ended September 30, 2015, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Ivy Core Equity Fund

Asset Allocation

Stocks	**97.8%**
Health Care	21.4%
Information Technology	21.1%
Consumer Discretionary	16.1%
Consumer Staples	10.4%
Financials	8.3%
Industrials	8.1%
Energy	5.0%
Telecommunication Services	4.6%
Materials	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	701/876	80
3 Year	587/794	74
5 Year	270/724	38
10 Year	53/517	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
Google, Inc., Class A	Information Technology	Internet Software & Services
Microsoft Corp.	Information Technology	Systems Software
Allergan plc	Health Care	Pharmaceuticals
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Medtronic plc	Health Care	Health Care Equipment
American Tower Corp., Class A	Telecommunication Services	Wireless Telecommunication Service
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Core Equity Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.8%		
Polo Ralph Lauren Corp.	67	$ 7,905
Auto Parts & Equipment – 1.6%		
Magna International, Inc.	345	16,583
Broadcasting – 1.1%		
CBS Corp., Class B	303	12,071
Cable & Satellite – 2.4%		
Comcast Corp., Class A	449	25,516
General Merchandise Stores – 2.5%		
Dollar General Corp.	363	26,288
Home Improvement Retail – 2.5%		
Home Depot, Inc. (The)	232	26,759
Internet Retail – 1.9%		
Amazon.com, Inc. (A)	40	20,476
Restaurants – 3.3%		
Chipotle Mexican Grill, Inc., Class A (A)	33	23,984
Starbucks Corp.	182	10,345
		34,329
Total Consumer Discretionary –16.1%		**169,927**
Consumer Staples		
Brewers – 2.0%		
Anheuser-Busch InBev S.A. ADR	205	21,753
Distillers & Vintners – 0.5%		
Constellation Brands, Inc.	43	5,434
Hypermarkets & Super Centers – 2.2%		
Costco Wholesale Corp.	159	22,914
Packaged Foods & Meats – 2.0%		
Kraft Foods Group, Inc.	298	20,998
Tobacco – 3.7%		
Philip Morris International, Inc.	487	38,671
Total Consumer Staples – 10.4%		**109,770**
Energy		
Oil & Gas Exploration & Production – 4.3%		
Cabot Oil & Gas Corp.	658	14,373
Cimarex Energy Co.	149	15,242
EOG Resources, Inc.	224	16,293
		45,908
Oil & Gas Storage & Transportation – 0.7%		
MarkWest Energy Partners L.P.	165	7,080
Total Energy – 5.0%		**52,988**
Financials		
Multi-Line Insurance – 2.2%		
American International Group, Inc.	408	$ 23,194
Other Diversified Financial Services – 6.1%		
Citigroup, Inc.	839	41,598
JPMorgan Chase & Co.	373	22,766
		64,364
Total Financials – 8.3%		**87,558**
Health Care		
Biotechnology – 4.4%		
Alexion Pharmaceuticals, Inc. (A)	161	25,225
Celgene Corp. (A)	200	21,591
		46,816
Health Care Equipment – 2.9%		
Medtronic plc	450	30,150
Health Care Facilities – 1.8%		
HCA Holdings, Inc. (A)	252	19,472
Pharmaceuticals – 12.3%		
Allergan plc (A)	130	35,308
Bristol-Myers Squibb Co.	434	25,663
Shire Pharmaceuticals Group plc ADR	164	33,732
Teva Pharmaceutical Industries Ltd. ADR	615	34,723
		129,426
Total Health Care – 21.4%		**225,864**
Industrials		
Aerospace & Defense – 3.8%		
Boeing Co. (The)	178	23,309
Rockwell Collins, Inc.	200	16,401
		39,710
Railroads – 4.3%		
Canadian Pacific Railway Ltd.	163	23,417
Kansas City Southern	248	22,511
		45,928
Total Industrials – 8.1%		**85,638**
Information Technology		
Application Software – 2.5%		
Adobe Systems, Inc. (A)	321	26,401
Data Processing & Outsourced Services – 4.0%		
MasterCard, Inc., Class A	252	22,719
Visa, Inc., Class A	281	19,602
		42,321
Internet Software & Services – 3.4%		
Google, Inc., Class A (A)	57	36,196
IT Consulting & Other Services – 2.3%		
Cognizant Technology Solutions Corp., Class A (A)	390	$ 24,424
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	1,570	23,069
Semiconductors – 3.3%		
NXP Semiconductors N.V. (A)	216	18,825
Texas Instruments, Inc.	318	15,732
		34,557
Systems Software – 3.4%		
Microsoft Corp.	811	35,908
Total Information Technology – 21.1%		**222,876**
Materials		
Diversified Chemicals – 0.6%		
PPG Industries, Inc.	76	6,638
Industrial Gases – 2.2%		
Air Products and Chemicals, Inc.	183	23,360
Total Materials – 2.8%		**29,998**
Telecommunication Services		
Alternative Carriers – 1.9%		
Level 3 Communications, Inc. (A)	453	19,779
Wireless Telecommunication Service – 2.7%		
American Tower Corp., Class A	326	28,655
Total Telecommunication Services – 4.6%		**48,434**
TOTAL COMMON STOCKS – 97.8%		**$1,033,053**
(Cost: $967,946)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.0%		
Danaher Corp., 0.130%, 10–2–15	$5,000	5,000
Ecolab, Inc., 0.250%, 10–14–15	5,000	4,999
L Air Liquide S.A., 0.170%, 10–1–15	7,018	7,018
Novartis Finance Corp. (GTD by Novartis AG), 0.170%, 10–5–15	5,000	5,000
		22,017

Ivy Core Equity Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (C)	621	$ 621
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 22,638**
(Cost: $22,638)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$1,055,691**
(Cost: $990,584)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**874**
NET ASSETS – 100.0%		**$1,056,565**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,033,053	$ —	$ —
Short-Term Securities	—	22,638	—
Total	$1,033,053	$ 22,638	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**92.3%**
Financials	32.0%
Consumer Discretionary	28.8%
Energy	13.9%
Industrials	9.6%
Materials	5.4%
Information Technology	2.6%
Bonds	**3.6%**
Corporate Debt Securities	3.5%
Other Government Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.1%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	106/113	93
3 Year	50/75	66
5 Year	56/63	88
10 Year	34/36	92

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**46.1%**
United States	37.3%
Canada	8.8%
Europe	**26.8%**
Germany	8.0%
France	5.8%
Italy	4.9%
United Kingdom	4.0%
Other Europe	4.1%
Pacific Basin	**22.1%**
South Korea	9.5%
Japan	7.9%
Hong Kong	4.7%
South America	**0.9%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
Mediaset S.p.A.	Italy	Consumer Discretionary	Broadcasting
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
SANKYO Co. Ltd.	Japan	Consumer Discretionary	Leisure Products
Bank of America Corp.	United States	Financials	Diversified Banks
adidas AG	Germany	Consumer Discretionary	Apparel, Accessories & Luxury Goods
POSCO	South Korea	Materials	Steel
Vinci	France	Industrials	Construction & Engineering

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Cundill Global Value Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Energy – 0.0%		
Petro Rio S.A. (A)	28	$ 12
Financials – 0.9%		
BR Properties S.A.	821	2,279
Total Brazil – 0.9%		**$ 2,291**
Canada		
Energy – 1.7%		
Cenovus Energy, Inc.	287	4,357
Financials – 2.2%		
Fairfax Financial Holdings Ltd.	12	5,365
Materials – 1.4%		
Canfor Corp. (A)	285	3,400
Total Canada – 5.3%		**$13,122**
France		
Industrials – 5.8%		
Compagnie de Saint-Gobain	160	6,957
Vinci	115	7,300
		14,257
Total France – 5.8%		**$14,257**
Germany		
Consumer Discretionary – 3.6%		
adidas AG	110	8,844
Financials – 4.4%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	59	10,950
Total Germany – 8.0%		**$19,794**
Greece		
Consumer Discretionary – 0.5%		
Intralot S.A. Integrated Lottery Systems and Services (A)	584	1,111
Financials – 0.2%		
EFG Eurobank Ergasias S.A. (A)	23,252	576
Total Greece – 0.7%		**$ 1,687**
Hong Kong		
Consumer Discretionary – 2.3%		
Melco PBL Entertainment (Macau) Ltd. ADR	416	5,727
Financials – 2.4%		
Cheung Kong (Holdings) Ltd.	158	2,055
First Pacific Co. Ltd.	6,167	3,768
		5,823
Total Hong Kong – 4.7%		**$11,550**

COMMON STOCKS (Continued)	Shares	Value
Italy		
Consumer Discretionary – 4.9%		
Mediaset S.p.A.	2,634	$12,125
Total Italy – 4.9%		**$12,125**
Japan		
Consumer Discretionary – 7.9%		
Honda Motor Co. Ltd.	191	5,695
SANKYO Co. Ltd.	301	10,719
Sega Sammy Holdings, Inc.	299	2,919
		19,333
Total Japan – 7.9%		**$19,333**
Luxembourg		
Energy – 2.4%		
Tenaris S.A.	486	5,846
Total Luxembourg – 2.4%		**$ 5,846**
Netherlands		
Industrials – 0.9%		
TNT Express N.V.	272	2,078
Total Netherlands – 0.9%		**$ 2,078**
South Korea		
Consumer Discretionary – 5.3%		
Hyundai Motor Co.	94	12,997
Information Technology – 0.2%		
Samsung Electronics Co. Ltd.	1	502
Materials – 4.0%		
POSCO	61	8,657
POSCO ADR	34	1,188
		9,845
Total South Korea – 9.5%		**$23,344**
United Kingdom		
Energy – 1.1%		
BP plc ADR	86	2,630
Industrials – 2.9%		
Group 4 Securicor plc	2,059	7,197
Total United Kingdom – 4.0%		**$ 9,827**
United States		
Consumer Discretionary – 4.3%		
GameStop Corp., Class A	140	5,753
TRI Pointe Group, Inc. (A)	374	4,901
		10,654
Energy – 5.6%		
Apache Corp.	87	3,395
Chesapeake Energy Corp.	259	1,898
Rowan Cos., Inc.	325	5,255
Transocean Ltd.	243	3,134
		13,682

COMMON STOCKS (Continued)	Shares	Value
Financials – 21.9%		
American International Group, Inc.	366	$ 20,777
Bank of America Corp.	652	10,159
Berkshire Hathaway, Inc., Class B (A)	30	3,886
Citigroup, Inc. (B)	386	19,167
		53,989
Information Technology – 2.4%		
Microsoft Corp.	132	5,856
Total United States – 34.2%		**$ 84,181**
TOTAL COMMON STOCKS – 89.2%		**$219,435**
(Cost: $222,169)		

PREFERRED STOCKS	Shares	Value
United States		
Energy – 3.1%		
Chesapeake Energy Corp., 5.750%, Convertible (C)	10	4,164
Chesapeake Energy Corp., 5.750%, Cumulative	9	3,468
		7,632
Total United States – 3.1%		**$ 7,632**
TOTAL PREFERRED STOCKS – 3.1%		**$ 7,632**
(Cost: $14,905)		

CORPORATE DEBT SECURITIES	Principal	
Canada		
Telecommunication Services – 3.5%		
BlackBerry Ltd., Convertible 6.000%, 11–13–20	$7,020	8,670
Total Canada – 3.5%		**$ 8,670**
TOTAL CORPORATE DEBT SECURITIES – 3.5%		**$ 8,670**
(Cost: $7,020)		

Ivy Cundill Global Value Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

OTHER GOVERNMENT SECURITIES (D)		Principal	Value
Greece – 0.1%			
Hellenic Republic:			
2.000%, 2–24–23 (E)	EUR	18	$14
2.000%, 2–24–24 (E)		18	14
2.000%, 2–24–25 (E)		18	14
2.000%, 2–24–26 (E)		18	14
2.000%, 2–24–27 (E)		18	13
2.000%, 2–24–28 (E)		19	14
2.000%, 2–24–29 (E)		19	14
2.000%, 2–24–30 (E)		19	14
2.000%, 2–24–31 (E)		19	13
2.000%, 2–24–32 (E)		19	13
2.000%, 2–24–33 (E)		19	13
2.000%, 2–24–34 (E)		19	13
2.000%, 2–24–35 (E)		19	13
2.000%, 2–24–36 (E)		19	13
2.000%, 2–24–37 (E)	EUR	19	$ 12
2.000%, 2–24–38 (E)		19	12
2.000%, 2–24–39 (E)		19	12
2.000%, 2–24–40 (E)		19	12
2.000%, 2–24–41 (E)		19	12
2.000%, 2–24–42 (E)		19	12
0.000%, 10–15–42 (E)(F)		378	2
			263
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%			**$263**
(Cost: $93)			

SHORT-TERM SECURITIES	Principal	Value
United States Government Agency Obligations – 4.2%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.150%, 10–7–15 (G)	$10,347	$ 10,348
TOTAL SHORT-TERM SECURITIES – 4.2%		**$ 10,348**
(Cost: $10,348)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$246,348**
(Cost: $254,535)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(158)**
NET ASSETS – 100.0%		**$246,190**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $159 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $4,164 or 1.7% of net assets.

(D)Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR–Euro).

(F)Zero coupon bond.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	23,510	U.S. Dollar	26,513	10–16–15	Morgan Stanley International	$237	$ —
Japanese Yen	2,026,900	U.S. Dollar	16,479	10–28–15	Morgan Stanley International	—	422
British Pound	2,435	U.S. Dollar	3,802	11–6–15	State Street Global Markets	119	—
Euro	2,303	U.S. Dollar	2,594	12–11–15	State Street Global Markets	18	—
						$374	$422

Ivy Cundill Global Value Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 16,381	$ 54,410	$ —
Energy	20,681	5,846	—
Financials	61,633	17,349	—
Industrials	—	23,532	—
Information Technology	5,856	502	—
Materials	4,588	8,657	—
Total Common Stocks	$109,139	$110,296	$ —
Preferred Stocks	3,468	4,164	—
Corporate Debt Securities	—	8,670	—
Other Government Securities	—	263	—
Short-Term Securities	—	10,348	—
Total	$112,607	$133,741	$ —
Forward Foreign Currency Contracts	$ —	$ 374	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 422	$ —

During the period ended September 30, 2015, securities totaling $9,127 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $129,365 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)	
Financials	32.0%
Consumer Discretionary	28.8%
Energy	13.9%
Industrials	9.6%
Materials	5.4%
Telecommunication Services	3.5%
Information Technology	2.6%
Other Government Securities	0.1%
Other+	4.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund

Asset Allocation

Stocks	**89.3%**
Health Care	18.8%
Industrials	15.0%
Financials	14.2%
Consumer Discretionary	11.7%
Information Technology	11.5%
Consumer Staples	8.0%
Materials	4.6%
Energy	3.8%
Utilities	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.7%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	318/501	64
3 Year	232/384	61
5 Year	222/298	75
10 Year	117/187	63

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Pfizer, Inc.	Health Care	Pharmaceuticals
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Citigroup, Inc.	Financials	Other Diversified Financial Services
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Microsoft Corp.	Information Technology	Systems Software
McDonald's Corp.	Consumer Discretionary	Restaurants
Medtronic plc	Health Care	Health Care Equipment
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Union Pacific Corp.	Industrials	Railroads
Applied Materials, Inc.	Information Technology	Semiconductor Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Dividend Opportunities Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.7%		
Omnicom Group, Inc.	95	$ 6,241
Apparel Retail – 1.7%		
Limited Brands, Inc.	70	6,296
Cable & Satellite – 2.8%		
Comcast Corp., Class A	116	6,615
Time Warner Cable, Inc.	21	3,704
		10,319
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The)	68	7,795
Restaurants – 3.4%		
McDonald's Corp.	124	12,257
Total Consumer Discretionary –11.7%		**42,908**
Consumer Staples		
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	57	6,007
Drug Retail – 2.5%		
CVS Caremark Corp.	93	8,954
Packaged Foods & Meats – 1.3%		
Unilever plc (A)	120	4,904
Tobacco – 2.6%		
Philip Morris International, Inc.	119	9,444
Total Consumer Staples – 8.0%		**29,309**
Energy		
Integrated Oil & Gas – 0.6%		
Occidental Petroleum Corp.	30	1,961
Oil & Gas Storage & Transportation – 3.2%		
Energy Transfer Equity L.P.	405	8,433
MarkWest Energy Partners L.P.	80	3,412
		11,845
Total Energy – 3.8%		**13,806**
Financials		
Diversified Banks – 1.9%		
Wells Fargo & Co.	138	7,079
Industrial REITs – 1.6%		
ProLogis	149	5,778
Other Diversified Financial Services – 7.3%		
Citigroup, Inc.	272	13,501
JPMorgan Chase & Co.	217	13,240
		26,741
Regional Banks – 1.1%		
PNC Financial Services Group, Inc. (The)	43	3,795

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 2.3%		
Crown Castle International Corp.	107	$ 8,467
Total Financials– 14.2%		**51,860**
Health Care		
Health Care Equipment – 3.3%		
Medtronic plc	182	12,163
Pharmaceuticals – 15.5%		
AbbVie, Inc.	103	5,618
Bristol-Myers Squibb Co.	180	10,656
Johnson & Johnson	79	7,379
Merck & Co., Inc.	105	5,206
Pfizer, Inc.	458	14,386
Teva Pharmaceutical Industries Ltd. ADR	241	13,587
		56,832
Total Health Care – 18.8%		**68,995**
Industrials		
Aerospace & Defense – 5.9%		
BAE Systems plc (A)	653	4,424
Boeing Co. (The)	66	8,643
Honeywell International, Inc.	88	8,366
		21,433
Commercial Printing – 1.8%		
Corrections Corp. of America	225	6,654
Industrial Conglomerates – 2.2%		
General Electric Co.	315	7,939
Industrial Machinery – 1.2%		
Eaton Corp.	89	4,548
Railroads – 2.8%		
Union Pacific Corp.	117	10,300
Research & Consulting Services – 1.1%		
Nielsen Holdings plc	90	3,995
Total Industrials – 15.0%		**54,869**
Information Technology		
Data Processing & Outsourced Services – 1.6%		
Paychex, Inc.	124	5,928
Semiconductor Equipment – 2.8%		
Applied Materials, Inc.	690	10,139
Semiconductors – 2.0%		
Texas Instruments, Inc.	149	7,373
Systems Software – 3.6%		
Microsoft Corp.	296	13,112
Technology Hardware, Storage & Peripherals – 1.5%		
Seagate Technology	123	5,517
Total Information Technology –11.5%		**42,069**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 3.0%		
Dow Chemical Co. (The)	106	$ 4,494
PPG Industries, Inc.	73	6,441
		10,935
Industrial Gases – 1.6%		
Air Products and Chemicals, Inc.	47	6,035
Total Materials – 4.6%		**16,970**
Utilities		
Electric Utilities – 1.7%		
PPL Corp.	194	6,371
Total Utilities – 1.7%		**6,371**
TOTAL COMMON STOCKS – 89.3%		**$327,157**
(Cost: $284,451)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper (B) – 9.8%		
Army & Air Force Exchange Service, 0.140%, 10–5–15	$ 5,000	5,000
Baxter International, Inc., 0.260%, 10–21–15	5,000	4,999
McCormick & Co., Inc., 0.290%, 10–1–15	4,700	4,700
Microsoft Corp., 0.160%, 11–18–15	10,000	9,999
Northern Illinois Gas Co., 0.220%, 10–8–15	3,000	3,000
Pfizer, Inc., 0.100%, 11–17–15	8,000	7,999
		35,697
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (C)	3,347	3,347
TOTAL SHORT-TERM SECURITIES – 10.7%		**$ 39,044**
(Cost: $39,042)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$366,201**
(Cost: $323,493)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**135**
NET ASSETS – 100.0%		**$366,336**

Ivy Dividend Opportunities Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)Rate shown is the yield to maturity at September 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 42,908	$ —	$ —
Consumer Staples	24,405	4,904	—
Energy	13,806	—	—
Financials	51,860	—	—
Health Care	68,995	—	—
Industrials	50,445	4,424	—
Information Technology	42,069	—	—
Materials	16,970	—	—
Utilities	6,371	—	—
Total Common Stocks	$317,829	$ 9,328	$ —
Short-Term Securities	—	39,044	—
Total	$317,829	$48,372	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Equity Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**86.6%**
Financials	18.4%
Consumer Discretionary	16.6%
Information Technology	16.4%
Industrials	9.7%
Consumer Staples	6.4%
Materials	6.2%
Health Care	5.7%
Energy	4.5%
Utilities	2.7%
Rights	**0.0%**
Purchased Options	**0.2%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.2%**

Lipper Rankings

Category: Lipper Emerging Markets Funds	Rank	Percentile
1 Year	73/778	10
3 Year	59/545	11
5 Year	106/367	29
10 Year	33/157	21

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**68.3%**
China	21.5%
India	16.6%
South Korea	14.0%
Taiwan	8.0%
Hong Kong	4.3%
Other Pacific Basin	3.9%
Other	**6.3%**
South Africa	4.6%
Israel	1.7%
Europe	**4.5%**
South America	**4.1%**
Brazil	4.1%
North America	**3.4%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**13.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
CAR, Inc.	China	Industrials	Trucking
Fosun International Ltd.	Hong Kong	Materials	Steel
Red Star Macalline Group Corp.	China	Consumer Discretionary	Home Furnishings
Naspers Ltd., Class N	South Africa	Consumer Discretionary	Cable & Satellite
Maruti Suzuki India Ltd.	India	Consumer Discretionary	Automobile Manufacturers
Larsen & Toubro Ltd.	India	Industrials	Construction & Engineering
Sberbank of Russia ADR	Russia	Financials	Diversified Banks
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Hotel Shilla Co. Ltd.	South Korea	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Semiconductors

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Emerging Markets Equity Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Consumer Staples – 4.1%		
BRF-Brasil Foods S.A.	395	$ 7,045
Hypermarcas S.A. (A)	1,245	4,768
Raia Drogasil S.A.	1,014	10,003
		21,816
Total Brazil – 4.1%		**$ 21,816**
China		
Consumer Discretionary – 6.7%		
Bona Film Group Ltd. ADR (A)(B)	453	5,395
Great Wall Motor Co. Ltd.	6,879	7,675
Red Star Macalline Group Corp. (A)(C)	11,830	15,167
Wynn Macau Ltd.	6,376	7,295
		35,532
Financials – 4.6%		
BOC Hong Kong (Holdings) Ltd., H Shares	21,655	9,338
China Cinda Asset Management Co. Ltd., H Shares	11,996	4,172
Industrial and Commercial Bank of China Ltd., H Shares	8,246	4,764
Ping An Insurance (Group) Co. of China Ltd., H Shares	1,282	6,406
		24,680
Health Care – 1.8%		
CSPC Pharmaceutical Group Ltd.	11,103	9,776
Industrials – 5.8%		
CAR, Inc. (A)	16,668	24,127
Zhuzhou CSR Times Electric Co. Ltd., H Shares	922	6,860
		30,987
Information Technology – 1.8%		
Tencent Holdings Ltd.	563	9,485
Utilities – 0.8%		
Huadian Fuxin Energy Corp. Ltd., H Shares	12,435	4,304
Total China – 21.5%		**$114,764**
Hong Kong		
Financials – 1.3%		
China Overseas Land & Investment Ltd.	2,312	7,030
Materials – 3.0%		
Fosun International Ltd.	9,047	15,621
Total Hong Kong – 4.3%		**$ 22,651**
India		
Consumer Discretionary – 4.0%		
Cox and Kings (India) Ltd.	611	$ 1,923
Maruti Suzuki India Ltd.	187	13,374
Page Industries Ltd.	30	6,058
		21,355
Consumer Staples – 1.3%		
ITC Ltd.	1,369	6,863
Energy – 1.7%		
Coal India Ltd.	1,806	9,033
Financials – 5.4%		
Axis Bank Ltd.	1,054	7,993
HDFC Bank Ltd.	435	7,105
Prestige Estates Projects Ltd.	1,772	5,833
State Bank of India	2,185	7,927
		28,858
Industrials – 2.4%		
Larsen & Toubro Ltd.	572	12,817
Information Technology – 1.8%		
HCL Technologies Ltd.	636	9,531
Total India – 16.6%		**$88,457**
Indonesia		
Financials – 1.2%		
PT Lippo Karawaci Tbk	81,662	6,308
Industrials – 0.7%		
PT Jasa Marga (Persero) Tbk	10,602	3,503
Total Indonesia – 1.9%		**$ 9,811**
Israel		
Health Care – 1.7%		
Teva Pharmaceutical Industries Ltd. ADR (B)(D)	163	9,194
Total Israel – 1.7%		**$ 9,194**
Mexico		
Industrials – 0.8%		
Promotora y Operadora de Infraestructura S.A.B. de C.V. (A)	379	4,153
Materials – 1.2%		
CEMEX S.A.B. de C.V. (A)	9,598	6,700
Total Mexico – 2.0%		**$10,853**
Netherlands		
Information Technology – 1.2%		
Yandex N.V., Class A (A)	570	6,118
Total Netherlands – 1.2%		**$ 6,118**
Russia		
Consumer Staples – 1.0%		
Magnit PJSC GDR	116	$ 5,544
Financials – 2.3%		
Sberbank of Russia ADR	2,428	12,023
Total Russia – 3.3%		**$17,567**
South Africa		
Consumer Discretionary – 2.5%		
Naspers Ltd., Class N	108	13,519
Energy – 1.4%		
Sasol Ltd.	272	7,606
Health Care – 0.7%		
Aspen Pharmacare Holdings Ltd.	169	3,606
Total South Africa – 4.6%		**$24,731**
South Korea		
Consumer Discretionary – 2.1%		
Hotel Shilla Co. Ltd.	116	11,352
Financials – 2.9%		
Samsung Fire & Marine Insurance Co. Ltd.	29	6,803
Shinhan Financial Group Co. Ltd.	240	8,393
		15,196
Health Care – 1.5%		
Celltrion, Inc.	136	7,821
Information Technology – 3.6%		
Samsung Electronics Co. Ltd.	11	10,996
SK hynix, Inc.	289	8,229
		19,225
Materials – 2.0%		
LG Chem Ltd.	45	10,886
Utilities – 1.9%		
Korea Electric Power Corp.	250	10,293
Total South Korea – 14.0%		**$74,773**
Taiwan		
Information Technology – 8.0%		
Advanced Semiconductor Engineering, Inc.	4,909	5,349
Catcher Technology Co. Ltd.	737	7,879
Hon Hai Precision Ind. Co. Ltd.	2,095	5,473
Largan Precision Co. Ltd.	96	7,492
Taiwan Semiconductor Manufacturing Co. Ltd.	2,860	11,463

Ivy Emerging Markets Equity Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Zhen Ding Technology Holding Ltd.	1,793	$ 5,139
		42,795
Total Taiwan – 8.0%		**$ 42,795**
Thailand		
Consumer Discretionary – 1.3%		
Minor International Public Co. Ltd.	8,551	6,787
Total Thailand – 1.3%		**$ 6,787**
Turkey		
Financials – 0.7%		
Turkiye Garanti Bankasi Anonim Sirketi	1,618	3,765
Total Turkey – 0.7%		**$ 3,765**
United States		
Energy – 1.4%		
Halliburton Co. (B)	216	7,650
Total United States – 1.4%		**$ 7,650**
TOTAL COMMON STOCKS – 86.6%		**$461,732**
(Cost: $470,827)		

RIGHTS	Shares	Value
Hong Kong		
Materials – 0.0%		
Fosun International Ltd.	1,013	$ —*
TOTAL RIGHTS – 0.0%		**$ —***
(Cost: $–)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Baidu.com, Inc. ADR:		
Call $190.00, Expires 12–18–15	369	15
Call $230.00, Expires 12–18–15	343	2
ICICI Bank Ltd. ADR, Call $12.50, Expires 1-15-16, OTC (Ctrpty: UBS AG)	2,500	20
iShares MSCI Brazil Capped ETF, Call $25.00, Expires 12-18-15, OTC (Ctrpty: UBS AG)	12,000	876
iShares MSCI Emerging Markets ETF, Call $34.50, Expires 10-16-15, OTC (Ctrpty: Citibank N.A.)	7,980	148
TOTAL PURCHASED OPTIONS – 0.2%		**$1,061**
(Cost: $2,495)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 2.6%		
General Mills, Inc. 0.310%, 10–5–15	$4,000	$ 4,000
Kellogg Co. 0.350%, 10–2–15	5,000	5,000
St. Jude Medical, Inc. 0.290%, 10–1–15	4,663	4,663
		13,663
Master Note – 0.4%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (F)	2,267	2,267
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 15,930**
(Cost: $15,930)		
TOTAL INVESTMENT SECURITIES – 89.8%		**$478,723**
(Cost: $489,252)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (B)(D) – 10.2%		**54,367**
NET ASSETS – 100.0%		**$533,090**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $16,973 and cash of $3,450 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $15,167 or 2.8% of net assets.

(D)All or a portion of securities with an aggregate value of $821 and cash of $4,760 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E)Rate shown is the yield to maturity at September 30, 2015.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Chinese Yuan Renminbi	334,000	U.S. Dollar	50,398	8–19–16	Barclays Capital, Inc.	$ —	$659
Brazilian Real	88,700	U.S. Dollar	21,999	10–23–15	Citibank N.A.	—	209
						$ —	$868

Ivy Emerging Markets Equity Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Baidu.com, Inc. ADR	N/A	Put	369	December 2015	$155.00	$ 248	$ (811)
Halliburton Co.	N/A	Put	725	October 2015	40.00	277	(364)
ICICI Bank Ltd. ADR	UBS AG	Put	2,500	January 2016	11.00	241	(680)
	UBS AG	Call	2,500	January 2016	15.00	158	(17)
iShares MSCI Brazil Capped ETF	UBS AG	Put	12,000	December 2015	19.00	1,116	(1,080)
iShares MSCI Emerging Markets ETF	Citibank N.A.	Put	7,980	October 2015	30.50	535	(215)
	N/A	Put	8,185	November 2015	34.50	1,694	(1,977)
JD.com, Inc., Class A ADR	N/A	Put	1,090	December 2015	22.00	122	(131)
Lukoil Co. ADR	Bank of America N.A.	Put	980	October 2015	41.00	354	(667)
Vipshop Holdings Ltd.	N/A	Put	1,620	November 2015	14.00	112	(122)
YPF Sociedad Amonima ADR	UBS AG	Put	2,000	October 2015	28.00	748	(2,580)
						$5,605	$(8,644)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 5,395	$ 83,150	$ —
Consumer Staples	27,360	6,863	—
Energy	7,650	16,639	—
Financials	12,023	85,837	—
Health Care	9,194	21,203	—
Industrials	4,153	47,307	—
Information Technology	11,257	75,897	—
Materials	6,700	26,507	—
Utilities	—	14,597	—
Total Common Stocks	$ 83,732	$378,000	$ —
Rights	—	—*	—
Purchased Options	—	1,061	—
Short-Term Securities	—	15,930	—
Total	$ 83,732	$394,991	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 868	$ —
Written Options	$ 3,274	$ 5,370	$ —

During the period ended September 30, 2015, securities totaling $317,862 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Financials	18.4%
Consumer Discretionary	16.6%
Information Technology	16.4%
Industrials	9.7%
Consumer Staples	6.4%
Materials	6.2%
Health Care	5.7%
Energy	4.5%
Utilities	2.7%
Other+	13.4%

+Includes purchased options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**99.3%**
Industrials	18.2%
Financials	17.1%
Health Care	14.2%
Consumer Staples	12.7%
Consumer Discretionary	11.0%
Information Technology	9.4%
Materials	4.9%
Energy	4.4%
Telecommunication Services	4.2%
Utilities	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.7%**

Country Weightings

Europe	**96.2%**
United Kingdom	28.8%
France	20.1%
Switzerland	9.5%
Italy	7.4%
Germany	7.4%
Netherlands	6.2%
Ireland	5.2%
Denmark	4.3%
Other Europe	7.3%
North America	**3.1%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.7%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	61/137	45
3 Year	64/102	63
5 Year	51/86	59
10 Year	52/70	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
SABMiller plc	United Kingdom	Consumer Staples	Brewers
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Axa S.A.	France	Financials	Multi-Line Insurance
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Safran	France	Industrials	Aerospace & Defense
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Diversified Banks
Thales	France	Industrials	Aerospace & Defense

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy European Opportunities Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Austria		
Information Technology – 1.0%		
ams AG	63	$ 2,353
Total Austria – 1.0%		**$ 2,353**
Belgium		
Health Care – 1.0%		
UCB S.A./N.V.	30	2,374
Total Belgium – 1.0%		**$ 2,374**
Denmark		
Financials – 1.2%		
Danske Bank A.S.	87	2,639
Health Care – 2.1%		
Novo Nordisk A/S, Class B	45	2,427
William Demant Holding A/S (A)	28	2,306
		4,733
Industrials – 1.0%		
Vestas Wind Systems A/S	44	2,310
Total Denmark – 4.3%		**$ 9,682**
France		
Consumer Discretionary – 3.7%		
Accor S.A.	55	2,563
LVMH Moet Hennessy – Louis Vuitton	14	2,327
Renault S.A.	48	3,470
		8,360
Consumer Staples – 1.1%		
Pernod Ricard	24	2,463
Energy – 1.0%		
Total S.A.	52	2,354
Financials – 3.3%		
Axa S.A.	164	3,993
Societe Generale S.A.	77	3,428
		7,421
Industrials – 4.4%		
Compagnie de Saint-Gobain	51	2,232
Safran	52	3,887
Thales	55	3,867
		9,986
Information Technology – 3.7%		
Alcatel Lucent, Class A (A)	862	3,181
Cap Gemini S.A.	27	2,410
Ingenico Group	22	2,638
		8,229
Materials – 0.9%		
Arkema	33	2,123
Telecommunication Services – 2.0%		
Orange S.A.	297	4,501
Total France – 20.1%		**$45,437**
Germany		
Health Care – 1.4%		
Bayer AG	25	$ 3,265
Industrials – 2.3%		
GEA Group Aktiengesellschaft, Bochum	30	1,162
KION Holding 1 GmbH	66	2,929
KUKA Aktiengesellschaft	14	1,049
		5,140
Information Technology – 3.7%		
Infineon Technologies AG	227	2,554
United Internet AG	54	2,721
Wirecard AG	62	2,969
		8,244
Total Germany – 7.4%		**$16,649**
Ireland		
Consumer Staples – 2.0%		
Glanbia plc	113	2,104
Kerry Group plc, Class A	32	2,386
		4,490
Financials – 1.1%		
Bank of Ireland (A)	6,306	2,452
Materials – 2.1%		
CRH plc	81	2,127
Smurfit Kappa Group plc	99	2,659
		4,786
Total Ireland – 5.2%		**$11,728**
Italy		
Consumer Discretionary – 1.0%		
Moncler S.p.A.	128	2,285
Energy – 1.0%		
Eni S.p.A.	145	2,285
Financials – 2.9%		
Banca Intesa S.p.A.	613	2,166
Banca Popolare di Milano Scarl	1,019	1,007
Banco Popolare Societa Cooperativa (A)	75	1,103
Mediolanum S.p.A.	304	2,173
		6,449
Industrials – 2.5%		
Atlantia S.p.A.	108	3,034
Prysmian S.p.A.	129	2,665
		5,699
Total Italy – 7.4%		**$16,718**
Netherlands		
Consumer Discretionary – 0.9%		
Koninklijke Philips Electronics N.V., Ordinary Shares	88	2,075
Consumer Staples – 1.6%		
Heineken N.V.	44	$ 3,573
Financials – 1.7%		
ING Groep N.V., Certicaaten Van Aandelen	274	3,882
Industrials – 1.0%		
Randstad Holding N.V.	38	2,275
Materials – 1.0%		
Akzo Nobel N.V.	35	2,268
Total Netherlands – 6.2%		**$14,073**
Norway		
Consumer Staples – 1.6%		
Marine Harvest ASA	275	3,493
Energy – 1.2%		
DNO International ASA (A)	2,630	2,789
Total Norway – 2.8%		**$ 6,282**
Spain		
Telecommunication Services – 1.0%		
Cellnex Telecom SAU (A)	132	2,241
Utilities – 1.5%		
Iberdrola S.A.	521	3,469
Total Spain – 2.5%		**$ 5,710**
Switzerland		
Financials – 2.7%		
Credit Suisse Group AG, Registered Shares	47	1,126
Julius Baer Group Ltd.	49	2,220
UBS Group AG	150	2,767
		6,113
Health Care – 4.6%		
Lonza Group Ltd., Registered Shares	17	2,200
Novartis AG, Registered Shares	41	3,762
Roche Holdings AG, Genusscheine	17	4,465
		10,427
Industrials – 2.2%		
Adecco S.A.	38	2,768
Wolseley plc	35	2,052
		4,820
Total Switzerland – 9.5%		**$21,360**
United Kingdom		
Consumer Discretionary – 5.4%		
Compass Group plc	147	2,340
GKN plc	701	2,846
Taylor Wimpey plc	883	2,615
UBM plc	303	2,234

Ivy European Opportunities Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
WPP Group plc	107	$ 2,234
		12,269
Consumer Staples – 6.4%		
Diageo plc	87	2,333
Imperial Tobacco Group plc	71	3,659
Reckitt Benckiser Group plc	31	2,815
SABMiller plc	100	5,669
		14,476
Energy – 1.2%		
Genel Energy plc (A)	623	2,619
Financials – 4.2%		
Barclays plc	865	3,200
Lloyds Banking Group plc	1,996	2,272
Prudential plc	189	3,979
		9,451
Health Care – 2.0%		
Shire plc	64	4,393
Industrials – 4.8%		
Ashtead Group plc	220	3,111
BAE Systems plc	664	4,500
International Consolidated Airlines Group S.A. (A)	366	3,268
		10,879
Information Technology – 1.0%		
JUST EAT plc (A)	371	$ 2,310
Materials – 0.9%		
Essentra plc	173	2,064
Telecommunication Services – 1.2%		
BT Group plc	418	2,661
Utilities – 1.7%		
National Grid plc	275	3,827
Total United Kingdom – 28.8%		**$ 64,949**
United States		
Health Care – 3.1%		
Allergan plc (A)(B)	12	3,209
Incyte Corp. (A)(B)	34	3,799
		7,008
Total United States – 3.1%		**$ 7,008**
TOTAL COMMON STOCKS – 99.3%		**$224,323**
(Cost: $217,998)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.8%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (C)	$1,715	$ 1,715
TOTAL SHORT-TERM SECURITIES – 0.8%		**$ 1,715**
(Cost: $1,715)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$226,038**
(Cost: $219,713)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (B) – (0.1)%		**(312)**
NET ASSETS – 100.0%		**$225,726**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $378 and cash of $198 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	24,903	U.S. Dollar	27,716	10–15–15	State Street Global Markets	$—	$116

Ivy European Opportunities Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ 24,989	$ —
Consumer Staples	—	28,495	—
Energy	—	10,047	—
Financials	—	38,407	—
Health Care	7,008	25,192	—
Industrials	—	41,109	—
Information Technology	—	21,136	—
Materials	—	11,241	—
Telecommunication Services	—	9,403	—
Utilities	—	7,296	—
Total Common Stocks	$7,008	$217,315	$ —
Short-Term Securities	—	1,715	—
Total	$7,008	$219,030	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 116	$ —

During the period ended September 30, 2015, securities totaling $138,429 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

Market Sector Diversification	
(as a % of net assets)	
Industrials	18.2%
Financials	17.1%
Health Care	14.2%
Consumer Staples	12.7%
Consumer Discretionary	11.0%
Information Technology	9.4%
Materials	4.9%
Energy	4.4%
Telecommunication Services	4.2%
Utilities	3.2%
Other+	0.7%

+Includes cash and other assets (net of liabilities), and cash equivalents

The following acronym is used throughout this schedule:

OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Global Bond Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**6.8%**
Utilities	1.8%
Health Care	1.6%
Energy	1.3%
Financials	1.2%
Information Technology	0.9%
Bonds	**90.8%**
Corporate Debt Securities	63.5%
United States Government and Government Agency Obligations	18.6%
Other Government Securities	6.3%
Loans	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.4%**

Quality Weightings

Investment Grade	**41.9%**
AA	21.4%
A	1.9%
BBB	18.6%
Non-Investment Grade	**48.9%**
BB	28.1%
B	12.1%
CCC	4.9%
Non-rated	3.8%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**9.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	174/206	85
3 Year	90/179	50
5 Year	72/129	56

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**42.1%**
United States	34.5%
Panama	3.6%
Mexico	3.5%
Other North America	0.5%
Europe	**25.0%**
United Kingdom	7.4%
Luxembourg	5.9%
Russia	3.8%
Netherlands	3.7%
Other Europe	4.2%
South America	**20.2%**
Brazil	6.4%
Argentina	3.7%
Other South America	10.1%
Pacific Basin	**6.6%**
Bahamas/Caribbean	**2.3%**
Other	**1.4%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.4%**

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.7%		
Alupar Investimento S.A.	199	$ 740
Transmissora Alianca de Energia Eletrica S.A.	181	871
		1,611
Total Brazil – 0.7%		**$ 1,611**
Chile		
Utilities – 0.3%		
Aguas Andinas S.A.	1,051	546
Total Chile – 0.3%		**$ 546**
Panama		
Financials – 1.2%		
Banco Latinoamericano de Comercio Exterior S.A.	115	2,659
Total Panama –1.2%		**$ 2,659**
United Kingdom		
Energy – 1.3%		
Royal Dutch Shell plc, Class A	87	2,047
Seadrill Partners LLC	69	644
		2,691
Health Care – 0.6%		
GlaxoSmithKline plc	69	1,328
Total United Kingdom – 1.9%		**$ 4,019**
United States		
Health Care – 1.0%		
Bristol-Myers Squibb Co.	36	2,138
Information Technology – 0.9%		
Intel Corp.	63	1,891
Utilities – 0.8%		
PPL Corp.	57	1,890
Total United States – 2.7%		**$ 5,919**
TOTAL COMMON STOCKS – 6.8%		**$14,754**
(Cost: $16,934)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Consumer Discretionary – 0.4%		
Arcos Dorados Holdings, Inc. 10.250%, 7–13–16 (A)	BRL4,070	902
Energy – 1.3%		
Pan American Energy LLC:		
7.875%, 5–7–21	$ 500	495
7.875%, 5–7–21 (B)	1,000	990
YPF Sociedad Anonima 8.875%, 12–19–18 (B)	1,300	1,274
		2,759
Industrials – 0.5%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (B)	$1,023	$1,054
10.750%, 12–1–20	74	76
		1,130
Materials – 0.3%		
IRSA Inversiones y Representaciones S.A. 8.500%, 2–2–17	625	613
Utilities – 0.2%		
Transportadora de Gas del Sur S.A. 7.875%, 5–14–17	376	368
Total Argentina – 2.7%		**$5,772**
Austria		
Consumer Staples – 0.8%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (B)	1,800	1,845
Total Austria – 0.8%		**$1,845**
Brazil		
Consumer Staples – 1.1%		
BFF International Ltd. 7.250%, 1–28–20 (B)	2,000	2,182
Cosan Finance Ltd. 7.000%, 2–1–17	128	130
		2,312
Energy – 0.5%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12–12–16 (B)(C)	252	—*
QGOG Constellation S.A. 6.250%, 11–9–19 (B)	2,250	979
		979
Financials – 1.0%		
Banco BMG S.A. 9.150%, 1–15–16	198	196
Banco Bradesco S.A. 4.125%, 5–16–16 (B)	1,850	1,845
Banco Cruzeiro do Sul S.A. 8.500%, 2–20–15 (B)(C)	1,500	115
		2,156
Industrials – 1.6%		
Embraer Overseas Ltd. 6.375%, 1–24–17	2,675	2,742
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6–30–21 (B)	2,317	816
		3,558
Materials – 1.1%		
Suzano Trading Ltd. 5.875%, 1–23–21 (B)	$2,500	$ 2,425
Total Brazil – 5.3%		**$11,430**
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B)	1,447	926
5.250%, 7–30–18	158	101
		1,027
Total British Virgin Islands – 0.5%		**$ 1,027**
Canada		
Financials – 0.5%		
Bank of Montreal 1.800%, 7–31–18	1,100	1,104
Total Canada – 0.5%		**$ 1,104**
Cayman Islands		
Consumer Staples – 0.4%		
Marfrig Overseas Ltd. 9.500%, 5–4–20 (B)	1,000	970
Financials – 0.4%		
Banco Bradesco S.A. 4.500%, 1–12–17 (B)	900	896
Industrials – 0.1%		
Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (B)	906	239
Telecommunication Services – 0.6%		
Sable International Finance Ltd. 6.875%, 8–1–22 (B)	1,200	1,209
Total Cayman Islands – 1.5%		**$ 3,314**
Chile		
Industrials – 1.3%		
Guanay Finance Ltd. 6.000%, 12–15–20 (B)	1,500	1,479
LATAM Airlines Group S.A. 7.250%, 6–9–20 (B)	1,500	1,328
		2,807
Materials – 1.8%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (B)	2,925	3,015
4.375%, 5–15–23 (B)	1,000	977
		3,992
Total Chile – 3.1%		**$ 6,799**

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Columbia		
Energy – 1.5%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (A)	COP6,300,000	$2,043
Pacific Rubiales Energy Corp.:		
5.375%, 1–26–19 (B)	$ 2,000	745
7.250%, 12–12–21 (B)	1,450	522
		3,310
Financials – 0.8%		
Banco de Bogota S.A. 5.000%, 1–15–17 (B)	1,600	1,640
Utilities – 1.0%		
Emgesa S.A. E.S.P. 8.750%, 1–25–21 (A)	COP6,930,000	2,267
Total Columbia – 3.3%		**$7,217**
France		
Financials – 0.6%		
Societe Generale S.A. 5.922%, 4–29–49 (B)	$ 1,350	1,364
Total France – 0.6%		**$1,364**
Hong Kong		
Telecommunication Services – 0.5%		
Hutchison Whampoa Ltd. 1.625%, 10–31–17 (B)	1,000	996
Total Hong Kong – 0.5%		**$ 996**
India		
Financials – 0.6%		
ICICI Bank Ltd. 4.750%, 11–25–16 (B)	1,250	1,291
Industrials – 0.6%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7–29–20 (B)	1,300	1,290
Utilities – 0.9%		
Rural Electrification Corp. Ltd. 4.250%, 1–25–16	1,675	1,687
Tata Electric Co. 8.500%, 8–19–17	250	266
		1,953
Total India – 2.1%		**$4,534**
Indonesia		
Utilities – 1.2%		
Majapahit Holding B.V. 7.750%, 10–17–16	$ 2,500	$2,630
Total Indonesia –1.2%		**$2,630**
Ireland		
Energy – 0.4%		
Novatek Finance Ltd. 7.750%, 2–21–17 (A)(B)	RUB55,000	797
Financials – 0.6%		
MTS International Funding Ltd. 5.000%, 5–30–23 (B)	$ 750	673
VEB Finance Ltd. 5.375%, 2–13–17 (B)	600	604
		1,277
Telecommunication Services – 0.3%		
Mobile TeleSystems OJSC 5.000%, 5–30–23	700	628
Utilities – 0.6%		
RusHydro Finance Ltd. 7.875%, 10–28–15 (A)	RUB90,000	1,372
Total Ireland – 1.9%		**$4,074**
Jamaica		
Telecommunication Services – 0.3%		
Digicel Group Ltd. 6.000%, 4–15–21 (B)	$ 800	726
Total Jamaica – 0.3%		**$ 726**
Luxembourg		
Consumer Discretionary – 0.7%		
Altice S.A. 7.625%, 2–15–25 (B)	1,700	1,490
Energy – 0.2%		
Offshore Drilling Holding S.A. 8.375%, 9–20–20 (B)	700	476
Financials – 2.4%		
OJSC Russian Agricultural Bank 5.100%, 7–25–18 (B)	2,950	2,876
VTB Capital S.A. 6.000%, 4–12–17 (B)	2,335	2,392
		5,268
Industrials – 0.2%		
Silver II Borrower SCA and Silver II U.S. Holdings 7.750%, 12–15–20 (B)	500	434
Information Technology – 1.6%		
BC Luxco 1 S.A. 7.375%, 1–29–20 (B)	$ 3,700	$ 3,478
Materials – 0.6%		
Evraz Group S.A. 7.400%, 4–24–17	1,200	1,229
Total Luxembourg – 5.7%		**$12,375**
Mexico		
Consumer Discretionary – 0.7%		
Tenedora Nemak S.A. de C.V. 5.500%, 2–28–23 (B)	1,500	1,470
Materials – 2.8%		
C5 Capital (SPV) Ltd. 4.604%, 12–29–49 (B)(D)	1,600	1,381
CEMEX S.A.B. de C.V.:		
6.500%, 12–10–19 (B)	3,600	3,555
7.250%, 1–15–21 (B)	1,200	1,197
		6,133
Total Mexico –3.5%		**$ 7,603**
Netherlands		
Consumer Discretionary – 0.7%		
VTR Finance B.V. 6.875%, 1–15–24 (B)	1,680	1,525
Consumer Staples – 0.6%		
Marfrig Holdings (Europe) B.V.:		
8.375%, 5–9–18 (B)	1,000	932
6.875%, 6–24–19 (B)	500	429
		1,361
Energy – 0.5%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) 4.875%, 3–17–20	1,375	1,007
Materials – 0.6%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) 5.750%, 7–17–24 (B)	1,850	1,241
Telecommunication Services – 0.1%		
VimpleCom Holdings B.V. 9.000%, 2–13–18 (A)(B)	RUB25,000	350
Utilities – 1.2%		
Listrindo Capital B.V. 6.950%, 2–21–19 (B)	$ 2,550	2,582
Total Netherlands – 3.7%		**$ 8,066**

Ivy Global Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Panama		
Financials – 2.4%		
Banco Latinoamericano de Comercio Exterior S.A.		
3.750%, 4–4–17 (B)	$5,200	$5,262
Total Panama – 2.4%		**$5,262**
Peru		
Financials – 0.6%		
InRetail Shopping Malls		
5.250%, 10–10–21 (B)	1,300	1,310
Total Peru – 0.6%		**$1,310**
Qatar		
Energy – 0.1%		
Ras Laffan Liquefied Natural Gas Co. Ltd.		
5.832%, 9–30–16	215	220
Total Qatar – 0.1%		**$ 220**
Russia		
Energy – 1.0%		
Novatek Finance Ltd.		
5.326%, 2–3–16 (B)	2,200	2,221
Industrials – 1.0%		
SCF Capital Ltd.:		
5.375%, 10–27–17 (B)	1,000	972
5.375%, 10–27–17	1,150	1,118
		2,090
Materials – 1.2%		
Steel Capital S.A.		
6.250%, 7–26–16 (B)	1,500	1,551
Uralkali Finance Ltd.		
3.723%, 4–30–18 (B)	1,100	1,038
		2,589
Total Russia – 3.2%		**$6,900**
Singapore		
Consumer Staples – 2.1%		
Olam International Ltd.:		
5.750%, 9–20–17	1,150	1,175
7.500%, 8–12–20	2,500	2,700
Olam International Ltd., Convertible		
6.000%, 10–15–16	700	708
		4,583
Telecommunication Services – 0.7%		
TBG Global Pte. Ltd.		
4.625%, 4–3–18 (B)	1,500	1,459
Total Singapore – 2.8%		**$6,042**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Arab Emirates		
Financials – 0.9%		
ICICI Bank Ltd.:		
4.800%, 5–22–19 (B)	$ 500	$ 531
3.500%, 3–18–20 (B)	1,400	1,414
		1,945
Total United Arab Emirates – 0.9%		**$ 1,945**
United Kingdom		
Financials – 5.0%		
Barclays plc		
8.250%, 12–29–49	1,500	1,562
HSBC Holdings plc		
5.625%, 12–29–49	1,200	1,155
Royal Bank of Scotland Group plc (The)		
7.640%, 3–29–49	2,000	2,130
State Bank of India:		
4.125%, 8–1–17 (B)	1,200	1,241
3.250%, 4–18–18 (B)	3,750	3,818
3.622%, 4–17–19 (B)	1,000	1,025
		10,931
Materials – 0.5%		
Vedanta Resources plc		
6.000%, 1–31–19 (B)	1,550	1,123
Total United Kingdom – 5.5%		**$12,054**
United States		
Consumer Discretionary – 0.6%		
B-Corp Merger Sub, Inc.		
8.250%, 6–1–19	725	551
Globo Comunicacoe e Participacoes S.A.		
5.307%, 5–11–22 (B)(D)	850	846
		1,397
Consumer Staples – 0.6%		
SABMiller Holdings, Inc.		
2.200%, 8–1–18 (B)	854	862
Simmons Foods, Inc.		
7.875%, 10–1–21 (B)	475	439
		1,301
Energy – 0.9%		
Brand Energy & Infrastructure Services		
8.500%, 12–1–21 (B)	1,300	1,160
California Resources Corp.		
5.000%, 1–15–20	1,150	740
		1,900
Financials – 3.9%		
Aircastle Ltd.		
4.625%, 12–15–18	1,900	1,935
Citigroup, Inc.:		
8.400%, 4–29–49	1,250	1,401
5.950%, 12–29–49	1,100	1,085
General Motors Financial Co., Inc.		
3.000%, 9–25–17	1,300	1,314

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
UBS Preferred Funding Trust V		
6.243%, 5–29–49	$ 2,000	$ 2,030
Wells Fargo & Co.		
7.980%, 3–29–49	750	792
		8,557
Health Care – 0.3%		
Fresenius U.S. Finance II, Inc.		
4.500%, 1–15–23 (B)	675	673
Industrials – 0.7%		
TransDigm, Inc.		
6.000%, 7–15–22	1,607	1,498
Information Technology – 1.0%		
Alliance Data Systems Corp.		
5.250%, 12–1–17 (B)	1,600	1,624
Micron Technology, Inc.		
5.875%, 2–15–22	450	444
		2,068
Materials – 0.5%		
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (B)	1,218	1,121
Telecommunication Services – 2.3%		
American Tower Corp.		
3.400%, 2–15–19	1,400	1,441
T-Mobile USA, Inc.		
6.000%, 3–1–23	2,977	2,873
Verizon Communications, Inc.		
2.625%, 2–21–20	697	701
		5,015
Total United States – 10.8%		**$ 23,530**
TOTAL CORPORATE DEBT SECURITIES – 63.5%		**$138,139**
(Cost: $156,716)		

OTHER GOVERNMENT SECURITIES (E)	Principal	Value
Argentina – 1.0%		
City of Buenos Aires		
9.950%, 3–1–17 (B)	700	721
Province of Buenos Aires (The)		
9.950%, 6–9–21 (B)	1,596	1,508
		2,229
Brazil – 0.4%		
OI S.A.		
9.750%, 9–15–16 (A)	BRL4,800	815

OTHER GOVERNMENT SECURITIES (E)
(Continued)

	Principal	Value
Ireland – 0.1%		
Russian Railways via RZD Capital Ltd.		
8.300%, 4–2–19 (A) . . .	RUB19,000	$ 256
Luxembourg – 0.2%		
BC Luxco 1 S.A.		
7.375%, 1–29–20 . . . . $	550	517
Russia – 0.6%		
Russian Federation		
3.500%, 1–16–19 (B) . .	1,200	1,197
Spain – 0.8%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5–29–49	1,600	1,690
Supranational – 0.4%		
Central American Bank for Economic Integration		
3.875%, 2–9–17 (B) . . .	800	822
Venezuela – 2.8%		
Corporacion Andina de Fomento:		
3.750%, 1–15–16	3,625	3,661
1.500%, 8–8–17	2,500	2,499
		6,160
TOTAL OTHER GOVERNMENT SECURITIES – 6.3%		**$13,686**

(Cost: $15,632)

LOANS (D)

United States

	Principal	Value
Energy – 0.4%		
Empresas ICA S.A.		
7.243%, 6–20–17	1,000	800
Industrials – 1.2%		
TransDigm, Inc.		
3.750%, 2–28–20	2,641	2,605

LOANS (D)
(Continued)

	Principal	Value
Information Technology – 0.3%		
Magic Newco LLC		
5.000%, 12–12–18	$746	$ 746
Materials – 0.5%		
BakerCorp International		
4.250%, 2–7–20	891	846
EP Minerals LLC		
5.500%, 8–20–20	375	374
		1,220
Total United States – 2.4%		**$5,371**
TOTAL LOANS – 2.4%		**$5,371**

(Cost: $5,631)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States – 0.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 7–15–23 (F)	289	4
4.000%, 2–15–24 (F)	134	5
4.000%, 4–15–24 (F)	191	18
5.500%, 1–15–38 (F)	399	73
Federal National Mortgage Association Fixed Rate Pass-Through Certificates		
5.000%, 3–1–22	53	57
Government National Mortgage Association Agency REMIC/CMO		
4.500%, 11–20–36 (F)	228	4
		161
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 161**

(Cost: $1,623)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
United States – 18.5%		
U.S. Treasury Notes:		
0.875%, 2–28–17	$22,000	$ 22,115
2.375%, 7–31–17	1,980	2,044
3.500%, 5–15–20	1,980	2,171
2.625%, 11–15–20	4,500	4,759
2.125%, 8–15–21	3,500	3,603
1.750%, 5–15–22	5,475	5,486
		40,178
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS –18.5%		**$ 40,178**

(Cost: $39,502)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (G) – 0.9%		
Wisconsin Electric Power Co. 0.290%, 10–1–15 . .	2,080	2,080
TOTAL SHORT-TERM SECURITIES – 0.9%		**$ 2,080**

(Cost: $2,080)

TOTAL INVESTMENT SECURITIES – 98.5%	**$214,369**

(Cost: $238,118)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%	**3,173**
NET ASSETS – 100.0%	**$217,542**

Notes to Schedule of Investments

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL—Brazilian Real, COP—Columbian Peso and RUB—Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $94,958 or 43.7% of net assets.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at September 30, 2015.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	2,357	U.S. Dollar	3,594	10–15–15	Barclays Capital, Inc.	$28	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 644	$ 2,047	$ —
Financials	2,659	—	—
Health Care	2,138	1,328	—
Information Technology	1,891	—	—
Utilities	4,047	—	—
Total Common Stocks	$ 11,379	$ 3,375	$ —
Corporate Debt Securities	—	138,139	—
Other Government Securities	—	13,686	—
Loans	—	4,571	800
United States Government Agency Obligations	—	161	—
United States Government Obligations	—	40,178	—
Short-Term Securities	—	2,080	—
Total	$ 11,379	$202,190	$ 800
Forward Foreign Currency Contracts	$ —	$ 28	$ —

During the period ended September 30, 2015, securities totaling $1,226 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $4,209 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification			
(as a % of net assets)		Other Government Securities	6.3%
		Consumer Staples	5.6%
Financials	20.9%	Telecommunication Services	4.8%
United States Government and Government Agency Obligations	18.6%	Information Technology	3.8%
		Consumer Discretionary	3.1%
Materials	9.9%	Health Care	1.9%
Energy	8.6%	Other+	2.4%
Industrials	7.2%		
Utilities	6.9%		

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Equity Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**99.1%**
Health Care	18.6%
Industrials	13.9%
Consumer Staples	12.8%
Utilities	10.6%
Financials	10.6%
Consumer Discretionary	9.4%
Telecommunication Services	9.1%
Energy	6.5%
Information Technology	3.8%
Materials	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.9%**

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	31/146	22
3 Year	26/113	23

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**58.5%**
United Kingdom	25.5%
France	11.8%
Switzerland	5.2%
Spain	4.7%
Other Europe	11.3%
North America	**29.5%**
United States	28.5%
Other North America	1.0%
Pacific Basin	**7.9%**
Australia	4.9%
Other Pacific Basin	3.0%
Other	**3.2%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Marine Harvest ASA	Norway	Consumer Staples	Packaged Foods & Meats
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
PPL Corp.	United States	Utilities	Electric Utilities
National Grid plc	United Kingdom	Utilities	Multi-Utilities
Total S.A.	France	Energy	Integrated Oil & Gas
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Equity Income Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Consumer Staples – 0.5%		
Woolworths Ltd.	74	$ 1,290
Industrials – 1.2%		
Spotless Group Holdings Ltd.	2,229	3,377
Materials – 2.1%		
Amcor Ltd.	320	2,978
Pact Group Holdings Ltd.	866	2,896
		5,874
Telecommunication Services – 1.1%		
Telstra Corp. Ltd. ADR	819	3,239
Total Australia – 4.9%		**$13,780**
Canada		
Financials – 1.0%		
Bank of Montreal	54	2,923
Total Canada – 1.0%		**$ 2,923**
France		
Energy – 2.1%		
Total S.A.	128	5,776
Financials – 0.5%		
Axa S.A.	58	1,402
Health Care – 1.5%		
Sanofi-Aventis	45	4,239
Industrials – 2.8%		
Compagnie de Saint-Gobain	32	1,395
Safran	43	3,262
Vinci	52	3,324
		7,981
Telecommunication Services – 3.5%		
Orange S.A.	377	5,721
Vivendi Universal (A)	174	4,116
		9,837
Utilities – 1.4%		
ENGIE	236	3,822
Total France – 11.8%		**$33,057**
Germany		
Health Care – 1.1%		
Bayer AG	23	2,962
Total Germany – 1.1%		**$ 2,962**
Ireland		
Information Technology – 1.3%		
Seagate Technology	83	3,703
Materials – 0.5%		
CRH plc	52	1,374
Total Ireland – 1.8%		**$ 5,077**

COMMON STOCKS (Continued)	Shares	Value
Israel		
Health Care – 1.8%		
Teva Pharmaceutical Industries Ltd. ADR	87	$ 4,917
Telecommunication Services – 1.4%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	2,080	3,981
Total Israel – 3.2%		**$ 8,898**
Italy		
Energy – 1.0%		
Eni S.p.A.	177	2,781
Industrials – 1.7%		
Atlantia S.p.A.	174	4,858
Total Italy – 2.7%		**$ 7,639**
Japan		
Consumer Discretionary – 1.0%		
Toyota Motor Corp.	48	2,816
Financials – 1.0%		
Sumitomo Mitsui Financial Group, Inc.	72	2,735
Total Japan – 2.0%		**$ 5,551**
Netherlands		
Consumer Staples – 1.3%		
Unilever N.V., Certicaaten Van Aandelen	86	3,466
Financials – 1.0%		
ING Groep N.V., Certicaaten Van Aandelen	204	2,894
Total Netherlands – 2.3%		**$ 6,360**
Norway		
Consumer Staples – 2.3%		
Marine Harvest ASA	514	6,541
Total Norway – 2.3%		**$ 6,541**
Singapore		
Consumer Discretionary – 1.0%		
Asian Pay Television Trust	5,124	2,829
Total Singapore – 1.0%		**$ 2,829**
Spain		
Utilities – 4.7%		
Abengoa Yield plc	289	4,780
Enagas S.A.	118	3,372
Iberdrola S.A.	774	5,156
		13,308
Total Spain – 4.7%		**$13,308**

COMMON STOCKS (Continued)	Shares	Value
Sweden		
Industrials – 1.1%		
NCC AB, B Shares	107	$ 3,225
Total Sweden – 1.1%		**$ 3,225**
Switzerland		
Consumer Staples – 1.2%		
Nestle S.A., Registered Shares	44	3,290
Health Care – 3.6%		
Novartis AG, Registered Shares	57	5,259
Roche Holdings AG, Genusscheine	18	4,897
		10,156
Industrials – 0.4%		
Wolseley plc	22	1,286
Total Switzerland – 5.2%		**$14,732**
United Kingdom		
Consumer Discretionary – 6.2%		
GKN plc	719	2,920
NEXT plc	31	3,549
Taylor Wimpey plc	1,542	4,570
UBM plc	475	3,497
WPP Group plc	139	2,892
		17,428
Consumer Staples – 5.8%		
Britvic plc	311	3,195
Diageo plc	118	3,165
Imperial Tobacco Group plc	103	5,339
SABMiller plc	79	4,472
		16,171
Energy – 1.9%		
Royal Dutch Shell plc, Class A	226	5,346
Financials – 3.5%		
Barclays plc	734	2,717
HSBC Holdings plc	563	4,247
Lloyds Banking Group plc	2,519	2,867
		9,831
Health Care – 1.4%		
AstraZeneca plc	64	4,053
Industrials – 3.2%		
BAE Systems plc	844	5,722
Cobham plc	744	3,220
		8,942
Telecommunication Services – 1.3%		
Vodafone Group plc	1,198	3,778
Utilities – 2.2%		
National Grid plc	452	6,302
Total United Kingdom – 25.5%		**$71,851**

Ivy Global Equity Income Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
United States		
Consumer Discretionary – 1.2%		
Ford Motor Co.	243	$ 3,297
Consumer Staples – 1.7%		
Altria Group, Inc.	88	4,783
Energy – 1.5%		
Occidental Petroleum Corp.	65	4,328
Financials – 2.3%		
JPMorgan Chase & Co.	45	2,743
Two Harbors Investment Corp.	412	3,632
		6,375
Health Care – 9.2%		
AbbVie, Inc.	50	2,694
Eli Lilly and Co.	36	2,990
Johnson & Johnson (B)	85	7,912
Merck & Co., Inc. (B)	109	5,398
Pfizer, Inc. (B)	223	7,006
		26,000
Industrials – 3.5%		
General Electric Co.	128	3,237
Lockheed Martin Corp. (B)	31	6,501
		9,738
Information Technology – 2.5%		
Microsoft Corp.	86	$ 3,822
Paychex, Inc.	70	3,334
		7,156
Materials – 1.2%		
International Paper Co.	88	3,332
Telecommunication Services – 1.8%		
AT&T, Inc.	154	5,013
Utilities – 2.3%		
PPL Corp.	196	6,462
Total United States – 27.2%		**$ 76,484**
TOTAL COMMON STOCKS – 97.8%		**$275,217**
(Cost: $284,306)		

INVESTMENT FUNDS	Shares	Value
United States – 1.3%		
Ares Capital Corp.	264	3,821
TOTAL INVESTMENT FUNDS –1.3%		**$ 3,821**
(Cost: $4,266)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.8%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (C)	$2,138	$ 2,138
TOTAL SHORT-TERM SECURITIES – 0.8%		**$ 2,138**
(Cost: $2,138)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$281,176**
(Cost: $290,710)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**249**
NET ASSETS – 100.0%		**$281,425**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $286 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

Currency to be Delivered			Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Australian Dollar	16,330	U.S. Dollar	11,494	10–15–15	State Street Global Markets	$40	$ —
Euro	31,096	U.S. Dollar	34,608	10–15–15	State Street Global Markets	—	145
Japanese Yen	358,850	U.S. Dollar	2,988	10–15–15	State Street Global Markets	—	4
						$40	$149

Ivy Global Equity Income Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 3,297	$ 23,073	$ —
Consumer Staples	4,783	30,758	—
Energy	4,328	13,903	—
Financials	9,298	16,862	—
Health Care	30,917	21,410	—
Industrials	9,738	29,669	—
Information Technology	10,859	—	—
Materials	3,332	7,248	—
Telecommunication Services	5,013	20,835	—
Utilities	11,242	18,652	—
Total Common Stocks	$ 92,807	$ 182,410	$ —
Investment Funds	3,821	—	—
Short-Term Securities	—	2,138	—
Total	$ 96,628	$ 184,548	$ —
Forward Foreign Currency Contracts	$ —	$ 40	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 149	$ —

During the period ended September 30, 2015, securities totaling $146,951 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Health Care	18.6%
Industrials	13.9%
Consumer Staples	12.8%
Financials	10.6%
Utilities	10.6%
Consumer Discretionary	9.4%
Telecommunication Services	9.1%
Energy	6.5%
Information Technology	3.8%
Materials	3.8%
Other+	0.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Growth Fund

Asset Allocation

Stocks	**95.1%**
Health Care	21.5%
Consumer Discretionary	20.9%
Information Technology	18.8%
Industrials	10.2%
Financials	8.4%
Consumer Staples	6.8%
Telecommunication Services	4.4%
Energy	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.9%**

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	69/113	61
3 Year	86/95	90
5 Year	60/67	89
10 Year	37/51	72

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**54.5%**
United States	52.9%
Other North America	1.6%
Europe	**27.3%**
United Kingdom	5.7%
Germany	5.6%
France	3.6%
Netherlands	3.5%
Other Europe	8.9%
Pacific Basin	**10.7%**
China	5.4%
Japan	4.1%
Other Pacific Basin	1.2%
Other	**2.6%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet Retail
Carnival Corp.	United States	Consumer Discretionary	Hotels, Resorts & Cruise Lines
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Google, Inc., Class C	United States	Information Technology	Internet Software & Services
Level 3 Communications, Inc.	United States	Telecommunication Services	Alternative Carriers
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Belgium		
Consumer Staples – 2.0%		
InBev N.V.	90	$ 9,600
Total Belgium – 2.0%		**$ 9,600**
Canada		
Industrials – 1.6%		
Canadian Pacific Railway Ltd.	52	7,510
Total Canada – 1.6%		**$ 7,510**
China		
Consumer Discretionary – 2.8%		
JD.com, Inc. ADR (A)	356	9,278
Vipshop Holdings Ltd. (A)	264	4,433
		13,711
Industrials – 0.5%		
CAR, Inc. (A)	1,824	2,640
Information Technology – 2.1%		
Alibaba Group Holding Ltd. ADR (A)	67	3,958
Legend Holdings Corp. (A)(B)	460	1,598
Tencent Holdings Ltd.	259	4,361
		9,917
Total China – 5.4%		**$26,268**
Denmark		
Financials – 1.2%		
Danske Bank A.S.	191	5,783
Total Denmark – 1.2%		**$ 5,783**
France		
Industrials – 3.6%		
European Aeronautic Defence and Space Co.	99	5,855
Safran	152	11,443
		17,298
Total France – 3.6%		**$17,298**
Germany		
Consumer Discretionary – 2.2%		
Continental AG	50	10,726
Health Care – 3.4%		
Bayer AG	36	4,582
Fresenius SE & Co. KGaA	178	11,949
		16,531
Total Germany – 5.6%		**$27,257**
India		
Consumer Staples – 1.2%		
ITC Ltd.	1,168	5,857
Total India – 1.2%		**$ 5,857**
Ireland		
Health Care – 1.6%		
Medtronic plc	112	$ 7,467
Total Ireland – 1.6%		**$ 7,467**
Israel		
Health Care – 2.6%		
Teva Pharmaceutical Industries Ltd. ADR	220	12,419
Total Israel – 2.6%		**$12,419**
Italy		
Financials – 1.7%		
Banca Intesa S.p.A.	2,372	8,379
Total Italy – 1.7%		**$ 8,379**
Japan		
Consumer Discretionary – 3.0%		
Fuji Heavy Industries Ltd.	177	6,362
Honda Motor Co. Ltd.	278	8,283
		14,645
Industrials – 1.1%		
Komatsu Ltd.	348	5,102
Total Japan – 4.1%		**$19,747**
Netherlands		
Consumer Discretionary – 0.9%		
Koninklijke Philips Electronics N.V., Ordinary Shares	191	4,490
Information Technology – 2.6%		
ASML Holding N.V., NY Registry Shares	59	5,217
NXP Semiconductors N.V. (A)	84	7,335
		12,552
Total Netherlands – 3.5%		**$17,042**
Spain		
Financials – 1.0%		
CaixaBank S.A.	1,221	4,713
Information Technology – 0.3%		
Amadeus IT Holding S.A.	33	1,426
Total Spain – 1.3%		**$ 6,139**
Switzerland		
Health Care – 1.1%		
Novartis AG, Registered Shares	60	5,474
Total Switzerland – 1.1%		**$ 5,474**
United Kingdom		
Consumer Staples – 1.7%		
SABMiller plc	141	8,000
Financials – 1.9%		
Prudential plc	435	$ 9,181
Health Care – 2.1%		
Shire plc	151	10,297
Total United Kingdom – 5.7%		**$27,478**
United States		
Consumer Discretionary – 12.0%		
Amazon.com, Inc. (A)	37	18,694
Carnival Corp.	327	16,270
Hilton Worldwide Holdings, Inc.	338	7,755
Home Depot, Inc. (The)	70	8,141
Limited Brands, Inc.	76	6,894
		57,754
Consumer Staples – 1.9%		
Coca-Cola Co. (The)	230	9,215
Energy – 4.1%		
Exxon Mobil Corp.	98	7,251
Halliburton Co.	226	7,972
Schlumberger Ltd.	67	4,619
		19,842
Financials – 2.6%		
JPMorgan Chase & Co.	66	4,047
Morgan Stanley	117	3,674
Signature Bank (A)	36	5,009
		12,730
Health Care – 10.7%		
Acadia Healthcare Co., Inc. (A)	85	5,631
Allergan plc (A)	29	8,016
Biogen, Inc. (A)	38	11,200
Bristol-Myers Squibb Co.	82	4,842
Gilead Sciences, Inc.	94	9,239
HCA Holdings, Inc. (A)	165	12,798
		51,726
Industrials – 3.4%		
J.B. Hunt Transport Services, Inc.	148	10,586
Kansas City Southern	64	5,773
		16,359
Information Technology – 13.8%		
Cognizant Technology Solutions Corp., Class A (A)	217	13,572
Google, Inc., Class C (A)	22	13,552
MasterCard, Inc., Class A	157	14,181
Micron Technology, Inc. (A)	222	3,324
Visa, Inc., Class A	316	22,036
		66,665

Ivy Global Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 4.4%		
Level 3 Communications, Inc. (A)	300	$ 13,086
SBA Communications Corp. (A)	77	8,106
		21,192
Total United States – 52.9%		$255,483
TOTAL COMMON STOCKS – 95.1%		$459,201
(Cost: $435,837)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 4.2%		
Baxter International, Inc. 0.260%, 10–22–15	$5,000	$ 4,999
J.M. Smucker Co. (The) 0.280%, 10–1–15	5,453	5,453
Mattel, Inc. 0.250%, 10–13–15	5,000	5,000
Wisconsin Gas LLC 0.140%, 10–2–15	5,000	5,000
		20,452
Mastetr Note – 0.3%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (D)	$1,510	$ 1,510
TOTAL SHORT-TERM SECURITIES – 4.5%		$ 21,962
(Cost: $21,961)		
TOTAL INVESTMENT SECURITIES – 99.6%		$481,163
(Cost: $457,798)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,902
NET ASSETS – 100.0%		$483,065

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $1,598 or 0.3% of net assets.

(C)Rate shown is the yield to maturity at September 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 71,465	$ 29,861	$ —
Consumer Staples	9,215	23,457	—
Energy	19,842	—	—
Financials	12,730	28,056	—
Health Care	71,612	32,302	—
Industrials	23,869	25,040	—
Information Technology	83,175	7,385	—
Telecommunication Services	21,192	—	—
Total Common Stocks	$313,100	$146,101	$ —
Short-Term Securities	—	21,962	—
Total	$313,100	$168,063	$ —

During the period ended September 30, 2015, securities totaling $150,797 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification (as a % of net assets)	
Health Care	21.5%
Consumer Discretionary	20.9%
Information Technology	18.8%
Industrials	10.2%
Financials	8.4%
Consumer Staples	6.8%
Telecommunication Services	4.4%
Energy	4.1%
Other+	4.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Income Allocation Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**61.4%**
Financials	18.1%
Industrials	9.3%
Consumer Discretionary	8.5%
Consumer Staples	8.4%
Energy	4.2%
Telecommunication Services	3.0%
Utilities	2.8%
Health Care	2.5%
Information Technology	2.4%
Materials	2.2%
Bonds	**33.5%**
Corporate Debt Securities	27.0%
Other Government Securities	3.7%
Loans	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.1%**

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	411/541	76
3 Year	251/404	62
5 Year	209/260	81
10 Year	82/116	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**40.9%**
United States	38.2%
Other North America	2.7%
Europe	**39.6%**
United Kingdom	11.7%
France	5.8%
Spain	5.8%
Other Europe	16.3%
Pacific Basin	**10.0%**
Australia	6.5%
Other Pacific Basin	3.5%
South America	**2.3%**
Other	**1.1%**
Bahamas/Caribbean	**1.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Blackstone Mortgage Trust, Inc., Class A	United States	Financials	Mortgage REITs
Sampo plc, A Shares	Finland	Financials	Multi-Line Insurance
ProSiebenSat. 1 Media SE	Germany	Consumer Discretionary	Broadcasting
Limited Brands, Inc.	United States	Consumer Discretionary	Apparel Retail
Ares Capital Corp.	United States	Financials	Asset Management & Custody Banks
Ferrovial S.A.	Spain	Industrials	Construction & Engineering
Two Harbors Investment Corp.	United States	Financials	Mortgage REITs
Taylor Wimpey plc	United Kingdom	Consumer Discretionary	Homebuilding
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
McDonald's Corp.	United States	Consumer Discretionary	Restaurants

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Income Allocation Fund (in thousands)   SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Energy – 1.4%		
Caltex Australia Ltd.	325	$ 7,174
Santos Ltd.	1,175	3,325
		10,499
Financials – 1.6%		
National Australia Bank Ltd.	300	6,349
Westpac Banking Corp.	250	5,252
		11,601
Industrials – 0.8%		
Spotless Group Holdings Ltd.	3,930	5,955
Materials – 0.9%		
Amcor Ltd.	683	6,355
Total Australia – 4.7%		**$34,410**
Belgium		
Consumer Staples – 1.2%		
Anheuser-Busch InBev S.A. ADR	83	8,825
Total Belgium – 1.2%		**$ 8,825**
Canada		
Energy – 0.8%		
Inter Pipeline Ltd.	320	5,904
Total Canada – 0.8%		**$ 5,904**
China		
Financials – 0.9%		
China Construction Bank Corp.	10,000	6,673
Total China – 0.9%		**$ 6,673**
Denmark		
Financials – 1.2%		
Danske Bank A.S.	300	9,066
Total Denmark – 1.2%		**$ 9,066**
Finland		
Financials – 1.8%		
Sampo plc, A Shares	270	13,067
Total Finland – 1.8%		**$13,067**
France		
Consumer Staples – 1.0%		
Casino, Guichard-Perrachon	131	6,979
Financials – 1.1%		
Axa S.A.	333	8,087
Industrials – 1.7%		
Compagnie de Saint-Gobain	163	7,062
Rexel S.A.	430	5,293
		12,355

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 0.8%		
Orange S.A.	387	$ 5,868
Utilities – 0.7%		
ENGIE	308	4,991
Total France – 5.3%		**$38,280**
Germany		
Consumer Discretionary – 1.8%		
ProSiebenSat. 1 Media SE	260	12,762
Industrials – 0.9%		
Deutsche Post AG	250	6,926
Total Germany – 2.7%		**$19,688**
Israel		
Health Care – 1.1%		
Teva Pharmaceutical Industries Ltd. ADR	136	7,678
Total Israel – 1.1%		**$ 7,678**
New Zealand		
Consumer Discretionary – 0.5%		
SKYCITY Entertainment Group Ltd.	1,500	3,593
Total New Zealand – 0.5%		**$ 3,593**
Norway		
Consumer Staples – 1.3%		
Marine Harvest ASA	717	9,128
Total Norway – 1.3%		**$ 9,128**
Singapore		
Consumer Discretionary – 0.6%		
Asian Pay Television Trust	8,571	4,733
Telecommunication Services – 0.9%		
Singapore Telecommunications Ltd.	2,550	6,454
Total Singapore – 1.5%		**$11,187**
Spain		
Industrials – 2.6%		
ACS Actividades de Construccion y Servicios S.A.	266	7,648
Ferrovial S.A.	481	11,505
		19,153
Utilities – 1.3%		
Abengoa Yield plc	567	9,390
Total Spain – 3.9%		**$28,543**
Switzerland		
Consumer Staples – 1.0%		
Nestle S.A., Registered Shares	93	6,994
Total Switzerland – 1.0%		**$ 6,994**

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Consumer Discretionary – 1.5%		
Taylor Wimpey plc	3,780	$11,199
Consumer Staples – 1.4%		
Imperial Tobacco Group plc	190	9,823
Financials – 3.0%		
Legal & General Group plc	2,491	8,982
St. James's Place plc	625	8,044
Standard Life plc	826	4,853
		21,879
Industrials – 1.3%		
BAE Systems plc	1,400	9,490
Total United Kingdom – 7.2%		**$52,391**
United States		
Consumer Discretionary – 4.1%		
Ford Motor Co.	506	6,869
Limited Brands, Inc.	132	11,897
McDonald's Corp.	110	10,839
		29,605
Consumer Staples – 2.5%		
Philip Morris International, Inc. (A)	138	10,929
Procter & Gamble Co. (The)	100	7,194
		18,123
Energy – 2.0%		
HollyFrontier Corp.	165	8,072
ONEOK, Inc.	200	6,440
		14,512
Financials – 6.9%		
Blackstone Mortgage Trust, Inc., Class A	535	14,673
Crown Castle International Corp.	95	7,493
Fortress Transportation and Infrastructure Investors LLC	692	8,882
Starwood Property Trust, Inc.	400	8,208
Two Harbors Investment Corp.	1,275	11,245
		50,501
Health Care – 1.4%		
Bristol-Myers Squibb Co.	166	9,856
Industrials – 2.0%		
Caterpillar, Inc.	100	6,536
Rockwell Automation, Inc.	82	8,321
		14,857
Information Technology – 2.4%		
Paychex, Inc.	184	8,778
Texas Instruments, Inc.	180	8,914
		17,692

Ivy Global Income Allocation Fund *(in thousands)*

COMMON STOCKS (Continued)

	Shares	Value
Materials – 1.0%		
Dow Chemical Co. (The)	175	$ 7,420
Utilities – 0.8%		
TerraForm Global, Inc., Class A (B)	875	5,827
Total United States – 23.1%		$168,393
TOTAL COMMON STOCKS – 58.2%		$423,820
(Cost: $466,632)		

INVESTMENT FUNDS

	Shares	Value
United States – 1.6%		
Ares Capital Corp.	815	11,801
TOTAL INVESTMENT FUNDS – 1.6%		$ 11,801
(Cost: $14,153)		

PREFERRED STOCKS

	Shares	Value
Luxembourg		
Materials – 0.3%		
ArcelorMittal, 6.000%, Convertible . .	269	2,208
Total Luxembourg – 0.3%		$ 2,208
United States		
Telecommunication Services – 1.3%		
Frontier Communications Corp., Convertible Series A, 11.125%	104	9,651
Total United States – 1.3%		$ 9,651
TOTAL PREFERRED STOCKS – 1.6%		$ 11,859
(Cost: $16,007)		

CORPORATE DEBT SECURITIES

	Principal	
Argentina		
Consumer Discretionary – 0.1%		
Arcos Dorados Holdings, Inc. 10.250%, 7–13–16 (C)(D) .	BRL5,000	1,108

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials – 0.8%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (D) . . $	735	$ 757
10.750%, 12–1–20	4,778	4,921
		5,678
Total Argentina – 0.9%		$6,786
Australia		
Materials – 1.4%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC 7.125%, 5–1–18 (D)	3,000	2,962
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (D) . . .	4,000	3,210
6.875%, 4–1–22 (D)	5,750	3,709
		9,881
Total Australia – 1.4%		$9,881
Austria		
Consumer Staples – 0.8%		
JBS Investments GmbH (GTD by Hungary Holdings Kft) 7.250%, 4–3–24	5,000	4,813
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (D) . .	1,000	1,025
		5,838
Total Austria – 0.8%		$5,838
Brazil		
Consumer Staples – 0.2%		
AmBev International Finance Co. Ltd. 9.500%, 7–24–17 (C) . . .	BRL7,500	1,750
Energy – 0.1%		
QGOG Constellation S.A. 6.250%, 11–9–19 (D) . . . $	1,500	652
Total Brazil – 0.3%		$2,402
Canada		
Information Technology – 0.6%		
Kronos Acquisition Holdings, Inc. 9.000%, 8–15–23 (D) . . .	5,000	4,475
Total Canada – 0.6%		$4,475
Cayman Islands		
Consumer Staples – 0.4%		
Marfrig Overseas Ltd. 9.500%, 5–4–20 (D)	3,000	2,910

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials – 0.2%		
Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (D) . $	3,760	$ 991
Telecommunication Services – 0.4%		
Sable International Finance Ltd. 6.875%, 8–1–22 (D) . .	3,080	3,103
Total Cayman Islands – 1.0%		$7,004
Chile		
Industrials – 0.2%		
LATAM Airlines Group S.A. 7.250%, 6–9–20 (D) . .	2,000	1,770
Total Chile – 0.2%		$1,770
Columbia		
Energy – 0.2%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (C) . .	COP3,888,000	1,261
Total Columbia – 0.2%		$1,261
France		
Financials – 0.5%		
Societe Generale S.A.:		
8.250%, 11–29–49 . . $	1,000	1,041
7.875%, 12–31–49 (D) .	3,000	2,929
		3,970
Total France – 0.5%		$3,970
Guernsey		
Financials – 1.0%		
Credit Suisse Group (Guernsey) I Ltd. 7.875%, 2–24–41 . .	6,843	7,046
Total Guernsey – 1.0%		$7,046
Hong Kong		
Utilities – 0.3%		
China Resources Power Holdings Co. Ltd. 7.250%, 5–9–49 (E) . .	2,000	2,020
Total Hong Kong – 0.3%		$2,020
Ireland		
Energy – 0.1%		
Novatek Finance Ltd. 7.750%, 2–21–17 (C)(D) .	RUB 25,000	362
Total Ireland – 0.1%		$ 362

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Italy		
Financials – 0.8%		
Intesa Sanpaolo S.p.A. 6.500%, 2–24–21 (D)	$ 5,000	$ 5,764
Total Italy – 0.8%		**$ 5,764**
Luxembourg		
Consumer Discretionary – 0.9%		
Altice S.A. 7.625%, 2–15–25 (D)	7,188	6,299
Energy – 0.1%		
Offshore Drilling Holding S.A. 8.375%, 9–20–20 (D)(E)	1,000	680
Information Technology – 0.9%		
BC Luxco 1 S.A. 7.375%, 1–29–20 (D)	7,000	6,580
Materials – 0.2%		
Evraz Group S.A.:		
7.400%, 4–24–17	1,000	1,024
9.500%, 4–24–18 (D)	850	889
		1,913
Utilities – 0.2%		
Aguila 3 S.A. 7.875%, 1–31–18 (D)	1,500	1,511
Total Luxembourg – 2.3%		**$16,983**
Mexico		
Energy – 0.2%		
Empresas ICA S.A.B. de C.V. 8.875%, 5–29–24 (D)	4,000	1,750
Materials – 0.2%		
CEMEX S.A.B. de C.V. 9.500%, 6–15–18 (D)	1,500	1,620
Telecommunication Services – 0.2%		
America Movil S.A.B. de C.V. 6.450%, 12–5–22 (C)	MXN22,000	1,240
Total Mexico – 0.6%		**$ 4,610**
Netherlands		
Materials – 0.5%		
Constellium N.V. 8.000%, 1–15–23 (D)	$ 4,253	3,764
Telecommunication Services – 0.1%		
VimpleCom Holdings B.V. 9.000%, 2–13–18 (C)(D)	RUB 50,000	700
Utilities – 0.3%		
Listrindo Capital B.V. 6.950%, 2–21–19 (D)	$ 750	$ 759
Listrindo Capital B.V. (GTD by PT Cikarang Listrindo) 6.950%, 2–21–19	1,000	1,013
		1,772
Total Netherlands – 0.9%		**$ 6,236**
Norway		
Energy – 0.3%		
Det norske oljeselskap ASA 10.250%, 5–27–22 (D)	2,600	2,158
Total Norway – 0.3%		**$ 2,158**
Russia		
Industrials – 0.1%		
SCF Capital Ltd. 5.375%, 10–27–17	750	729
Total Russia – 0.1%		**$ 729**
Singapore		
Consumer Staples – 0.0%		
Olam International Ltd. 6.000%, 8–10–18 (C)	SGD 250	182
Total Singapore – 0.0%		**$ 182**
Spain		
Industrials – 0.6%		
ACI Airport Sudamerica S.A. 6.875%, 11–29–32 (D)	$ 5,000	4,150
Total Spain – 0.6%		**$ 4,150**
Turkey		
Financials – 0.2%		
Türkiye Is Bankasi A.S. 6.000%, 10–24–22 (D)	1,500	1,410
Total Turkey – 0.2%		**$ 1,410**
United Kingdom		
Consumer Discretionary – 0.7%		
British Sky Broadcasting Group plc 9.500%, 11–15–18 (D)	4,130	4,980
Financials – 3.8%		
Barclays plc 8.250%, 12–29–49	11,085	11,546
Lloyds Banking Group plc 7.500%, 4–30–49	6,000	6,127
Financials (Continued)		
Royal Bank of Scotland Group plc (The):		
7.640%, 3–29–49	$ 6,000	$ 6,390
8.000%, 12–29–49	2,000	2,015
7.500%, 12–29–49	2,000	1,996
		28,074
Total United Kingdom – 4.5%		**$33,054**
United States		
Consumer Discretionary – 0.6%		
B-Corp Merger Sub, Inc. 8.250%, 6–1–19	6,000	4,560
Energy – 0.4%		
Brand Energy & Infrastructure Services 8.500%, 12–1–21 (D)	3,000	2,677
Financials – 5.2%		
Bank of America Corp.:		
6.250%, 9–29–49	3,000	2,932
8.000%, 12–29–49	6,000	6,270
BGC Partners, Inc. 5.375%, 12–9–19	6,000	6,180
JPMorgan Chase & Co. 6.125%, 12–29–49	5,000	4,994
New Cotai LLC and New Cotai Capital Corp. 10.625%, 5–1–19 (D)(F)	5,000	4,075
UBS Preferred Funding Trust V 6.243%, 5–29–49	2,000	2,030
Wells Fargo & Co. 7.980%, 3–29–49	10,534	11,126
		37,607
Health Care – 0.8%		
MedImpact Holdings, Inc. 10.500%, 2–1–18 (D)	5,540	5,837
Industrials – 1.4%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC 6.750%, 5–1–19 (D)	1,856	1,819
HD Supply, Inc. 11.500%, 7–15–20	5,000	5,650
TRAC Intermodal LLC and TRAC Intermodal Corp. 11.000%, 8–15–19	262	284
TransDigm Group, Inc. 7.500%, 7–15–21	2,270	2,367
		10,120
Telecommunication Services – 0.8%		
Frontier Communications Corp. 8.875%, 9–15–20 (D)	6,021	5,901

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities – 0.2%		
TerraForm Global Operating LLC 9.750%, 8–15–22 (D)	$ 2,000	$ 1,600
Total United States – 9.4%		**$ 68,302**
TOTAL CORPORATE DEBT SECURITIES – 27.0%		**$196,393**
(Cost: $217,788)		
OTHER GOVERNMENT SECURITIES (G)		
Argentina – 0.7%		
City of Buenos Aires 8.950%, 2–19–21	3,000	3,082
Province of Buenos Aires (The) 9.950%, 6–9–21 (D)	2,660	2,514
		5,596
Australia – 0.4%		
New South Wales Treasury Corp. 5.500%, 3–1–17 (C)	AUD 4,000	2,947
Canada – 0.7%		
City of Toronto 3.500%, 12–6–21 (C)	CAD 2,000	1,629
Province of Ontario 4.400%, 6–2–19 (C)	2,000	1,669
Regional Municipality of York 4.000%, 6–30–21 (C)	2,000	1,670
		4,968
Germany – 0.4%		
KfW, Frankfurt/Main, Federal Republic of Germany 2.875%, 10–12–16 (C)	NOK26,000	3,114
Ireland – 0.1%		
Russian Railways via RZD Capital Ltd. 8.300%, 4–2–19 (C)	RUB 50,000	673
Malaysia – 0.1%		
Malaysia Government Bond 3.314%, 10–31–17 (C)	MYR 3,000	681
Spain – 1.3%		
Banco Bilbao Vizcaya Argentaria S.A. 9.000%, 5–29–49	$ 8,800	9,295
TOTAL OTHER GOVERNMENT SECURITIES – 3.7%		**$ 27,274**
(Cost: $32,738)		

LOANS (E)	Principal	Value
United States		
Consumer Staples – 0.5%		
Focus Brands, Inc. 10.250%, 8–21–18	$ 1,000	$ 995
GOBP Holdings, Inc. 9.250%, 10–21–22	2,906	2,877
		3,872
Energy – 1.1%		
Callon Petroleum Co. 8.500%, 10–8–21	5,460	5,255
Empresas ICA S.A. 7.243%, 6–20–17	3,000	2,400
		7,655
Industrials – 0.6%		
Hampton Rubber Co. & SEI Holding Corp. 9.000%, 3–27–22	5,000	3,950
Information Technology – 0.5%		
Active Network, Inc. (The) 9.500%, 11–15–21	3,000	2,828
Misys plc and Magic Newco LLC 12.000%, 6–12–19	1,000	1,085
		3,913
Materials – 0.1%		
EP Minerals LLC 8.500%, 8–20–21	781	777
Total United States – 2.8%		**$20,167**
TOTAL LOANS – 2.8%		**$20,167**
(Cost: $22,057)		
SHORT-TERM SECURITIES		
Commercial Paper (H) – 2.9%		
J.M. Smucker Co. (The) 0.280%, 10–1–15	4,537	4,537
L Air Liquide S.A. 0.160%, 10–21–15	3,000	3,000
Pfizer, Inc. 0.100%, 11–19–15	10,000	9,998
Wal-Mart Stores, Inc. 0.140%, 10–26–15	3,500	3,500
		21,035

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (I)	$1,525	$ 1,525
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 22,560**
(Cost: $22,559)		
TOTAL INVESTMENT SECURITIES – 98.0%		**$713,874**
(Cost: $791,934)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.0%		**14,493**
NET ASSETS – 100.0%		**$728,367**

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $250 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(B) No dividends were paid during the preceding 12 months.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, COP – Columbian Peso, MXN – Mexican Peso, MYR – Malaysian Ringgit, NOK – Norwegian Krone, RUB – Russian Ruble and SGD – Singapore Dollar).

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $97,400 or 13.4% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(F) Payment-in-kind bonds.

(G) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(H) Rate shown is the yield to maturity at September 30, 2015.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	14,900	U.S. Dollar	22,734	10-15-15	UBS AG	$195	$ —
Euro	40,700	U.S. Dollar	45,255	10-15-15	UBS AG	—	232
						$195	$232

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 29,605	$ 32,287	$ —
Consumer Staples	26,948	32,924	—
Energy	20,416	10,499	—
Financials	50,501	70,373	—
Health Care	17,534	—	—
Industrials	14,857	53,879	—
Information Technology	17,692	—	—
Materials	7,420	6,355	—
Telecommunication Services	—	12,322	—
Utilities	15,217	4,991	—
Total Common Stocks	$200,190	$223,630	$ —
Investment Funds	11,801	—	—
Preferred Stocks	9,651	2,208	—
Corporate Debt Securities	—	196,393	—
Other Government Securities	—	27,274	—
Loans	—	16,772	3,395
Short-Term Securities	—	22,560	—
Total	$221,642	$488,837	$ 3,395
Forward Foreign Currency Contracts	$ —	$ 195	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 232	$ —

During the period ended September 30, 2015, securities totaling $4,777 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $162,371 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers between levels represent the values as of the beginning of the reporting period.

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Market Sector Diversification	
(as a % of net assets)	
Financials	29.6%
Industrials	13.2%
Consumer Discretionary	10.8%
Consumer Staples	10.3%
Energy	6.7%
Materials	4.6%
Telecommunication Services	4.5%
Information Technology	4.4%
Utilities	3.8%
Other Government Securities	3.7%
Health Care	3.3%
Other+	5.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**1.3%**
Telecommunication Services	0.8%
Financials	0.5%
Consumer Discretionary	0.0%
Warrants	**0.0%**
Bonds	**94.7%**
Corporate Debt Securities	68.6%
Loans	26.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.0%**

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	411/649	64
3 Year	63/523	13
5 Year	13/441	3
10 Year	6/289	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**0.4%**
BBB	0.4%
Non-Investment Grade	**94.3%**
BB	14.1%
B	31.6%
CCC	45.7%
Non-rated	2.9%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**5.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 709
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	6,090	—*
Total Consumer Discretionary – 0.0%		**709**
Financials		
Specialized Finance – 0.5%		
Maritime Finance Co. Ltd. (A)(B)(C)	1,750	28,140
Total Financials – 0.5%		**28,140**
TOTAL COMMON STOCKS – 0.5%		**$28,849**
(Cost: $34,140)		

PREFERRED STOCKS	Shares	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.8%		
Frontier Communications Corp., Convertible Series A, 11.125%	548	51,062
Total Telecommunication Services – 0.8%		**51,062**
TOTAL PREFERRED STOCKS – 0.8%		**$51,062**
(Cost: $55,092)		

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC (D)	13	32
Apparel Retail – 0.0%		
St. John Knits International, Inc. (D) . . .	48	589
TOTAL WARRANTS – 0.0%		$ 621
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Advertising – 1.0%		
Acosta, Inc., 7.750%, 10–1–22 (E) . . .	$46,896	44,082
Lamar Media Corp., 5.375%, 1–15–24	9,695	9,792

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Advertising (Continued)		
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2–15–22	$ 3,959	$ 3,949
5.625%, 2–15–24	7,522	7,625
5.625%, 2–15–24 (E) . . .	690	700
		66,148
Apparel Retail – 2.6%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	44,412	26,203
Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (E)(F)	28,481	10,894
Gymboree Corp. (The), 9.125%, 12–1–18	36,350	11,269
Hot Topic, Inc., 9.250%, 6–15–21 (E)	42,321	40,628
HT Intermediate Holdings Corp., 12.000%, 5–15–19 (E)(F)	12,946	12,169
Neiman Marcus Group Ltd., Inc., 8.000%, 10–15–21 (E)	38,442	39,595
Nine West Holdings, Inc., 8.250%, 3–15–19 (E)	58,714	26,715
		167,473
Auto Parts & Equipment – 0.5%		
Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10–1–22 (E) . .	20,766	20,247
Schaeffler Finance B.V., 4.250%, 5–15–21 (E) . .	14,900	14,304
		34,551
Automotive Retail – 0.7%		
Group 1 Automotive, Inc., 5.000%, 6–1–22	5,526	5,443
Sonic Automotive, Inc., 5.000%, 5–15–23	40,081	38,378
		43,821
Broadcasting – 1.6%		
Clear Channel Communications, Inc., 10.000%, 1–15–18	18,734	9,929
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22	47,658	47,718
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	3,032	3,024
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20	10,252	10,278
Cumulus Media, Inc., 7.750%, 5–1–19	33,969	24,373

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting (Continued)		
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23	$ 14,468	$ 12,226
		107,548
Cable & Satellite – 5.6%		
Altice Financing S.A., 6.625%, 2–15–23 (E)	6,992	6,712
Altice S.A.:		
7.250%, 5–15–22 (E)(G) . . . EUR	3,821	4,024
7.750%, 5–15–22 (E) . . . . . $	87,175	79,329
6.250%, 2–15–25 (E)(G) . . . EUR	3,496	3,427
7.625%, 2–15–25 (E) . . . . . $	19,356	16,961
Cablevision Systems Corp., 5.875%, 9–15–22 . . .	9,787	7,414
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3–15–21 . . .	2,542	2,503
5.250%, 9–30–22 . . .	4,053	3,800
5.125%, 2–15–23 . . .	6,054	5,585
5.750%, 9–1–23	1,513	1,439
5.750%, 1–15–24 . . .	28,521	27,238
Columbus International, Inc., 7.375%, 3–30–21 (E)	5,116	5,295
DISH DBS Corp.:		
6.750%, 6–1–21	17,085	16,316
5.875%, 7–15–22 . . .	10,630	9,381
5.000%, 3–15–23 . . .	5,265	4,409
Neptune Finco Corp.:		
10.125%, 1–15–23 (E)	6,478	6,535
6.625%, 10–15–25 (E)	6,478	6,510
10.875%, 10–15–25 (E)	6,478	6,543
Sirius XM Radio, Inc.:		
5.750%, 8–1–21 (E)	5,854	5,858
4.625%, 5–15–23 (E)	47,613	44,518
6.000%, 7–15–24 (E)	4,000	4,020
VTR Finance B.V., 6.875%, 1–15–24 (E)	72,261	65,577
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (E)(F) . . .	11,072	10,795
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (E)	24,439	23,828
		368,017

Ivy High Income Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming – 1.0%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (E)(G)	CAD 22,446	$ 16,990
MCE Finance Ltd., 5.000%, 2–15–21 (E)	$ 6,299	5,543
Scientific Games Corp., 8.125%, 9–15–18	3,778	3,514
Studio City Finance Ltd., 8.500%, 12–1–20 (E)	8,000	7,440
Wynn Macau Ltd., 5.250%, 10–15–21 (E)	40,272	34,961
		68,448
Distributors – 1.2%		
Pinnacle Operating Corp., 9.000%, 11–15–20 (E)	78,221	75,874
Education Services – 2.1%		
Laureate Education, Inc., 9.250%, 9–1–19 (E)(H)	174,706	137,144
Hotels, Resorts & Cruise Lines – 0.3%		
Interval Acquisition Corp., 5.625%, 4–15–23 (E)	19,318	19,028
Leisure Facilities – 0.3%		
Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (E)	20,302	19,998
Movies & Entertainment – 1.5%		
AMC Entertainment, Inc.:		
5.875%, 2–15–22	1,361	1,368
5.750%, 6–15–25	21,875	21,274
Cinemark USA, Inc.:		
5.125%, 12–15–22	7,087	6,945
4.875%, 6–1–23	29,237	27,994
WMG Acquisition Corp.:		
5.625%, 4–15–22 (E)	3,800	3,686
6.750%, 4–15–22 (E)	37,900	35,721
		96,988
Restaurants – 0.1%		
Carrols Restaurant Group, Inc., 8.000%, 5–1–22	8,602	9,054
Specialized Consumer Services – 2.5%		
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	$ 88,366	$ 67,158
Carlson Travel Holdings, 7.500%, 8–15–19 (E)(F)	17,224	17,267
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (E)	17,712	18,243
7.500%, 6–15–19 (E)(G)	EUR 12,963	15,085
Lansing Trade Group, 9.250%, 2–15–19 (E)	$ 11,949	11,501
Nielsen Finance, 5.500%, 10–1–21 (E)	10,651	10,598
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (E)	26,539	25,677
		165,529
Specialty Stores – 1.4%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (E)(F)	101,532	81,225
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (E)	11,283	10,437
		91,662
Total Consumer Discretionary – 22.4%		**1,471,283**
Consumer Staples		
Food Distributors – 0.8%		
Simmons Foods, Inc., 7.875%, 10–1–21 (E)	59,043	54,541
Packaged Foods & Meats – 1.7%		
Bumble Bee Foods LLC, 9.625%, 3–15–18 (E)(F)	21,864	22,137
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (E)	48,716	45,671
5.750%, 6–15–25 (E)	13,766	12,596
Post Holdings, Inc.:		
7.375%, 2–15–22	5,532	5,629
7.750%, 3–15–24 (E)	14,786	15,156
8.000%, 7–15–25 (E)	9,410	9,686
		110,875
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12–15–21 (E)	$32,441	$ 31,630
Total Consumer Staples – 3.0%		**197,046**
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (E)	43,559	33,980
Oil & Gas Drilling – 0.2%		
KCA DEUTAG UK Finance plc, 7.250%, 5–15–21 (E)	20,636	14,755
Oil & Gas Equipment & Services – 0.7%		
Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (E)	40,871	36,478
Key Energy Services, Inc., 6.750%, 3–1–21	7,563	2,609
Seventy Seven Energy, Inc., 6.500%, 7–15–22	9,093	3,546
		42,633
Oil & Gas Exploration & Production – 2.7%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (E)	20,556	16,034
California Resources Corp., 6.000%, 11–15–24	44,852	26,911
Chesapeake Energy Corp.:		
6.500%, 8–15–17	14,007	12,606
7.250%, 12–15–18	1,334	1,104
3.539%, 4–15–19 (H)	6,614	4,696
4.875%, 4–15–22	9,286	6,059
Clayton Williams Energy, Inc., 7.750%, 4–1–19	10,810	9,148
Crownrock L.P., 7.750%, 2–15–23 (E)	6,941	6,802
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (E)	16,071	14,866
8.125%, 9–15–23 (E)	6,829	6,556
Gulfport Energy Corp., 6.625%, 5–1–23 (E)	2,064	1,899
Kodiak Oil & Gas Corp., 8.125%, 12–1–19	25,941	25,098
Laredo Petroleum, Inc., 7.375%, 5–1–22	9,213	8,914
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6–1–20 (E)	17,106	12,402
Parsley Energy LLC and Parsely Finance Corp., 7.500%, 2–15–22 (E)	8,385	8,133
Rice Energy, Inc.:		
6.250%, 5–1–22	1,354	1,208
7.250%, 5–1–23 (E)	7,594	7,119

Ivy High Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Whiting Petroleum Corp.,		
5.750%, 3–15–21	$ 5,553	$ 4,806
		174,361
Oil & Gas Refining & Marketing – 0.7%		
Offshore Drilling Holding S.A., 8.375%,		
9–20–20 (E)(H)	42,138	28,654
Offshore Group Investment Ltd.,		
7.500%, 11–1–19	18,966	6,164
Seven Generations Energy Ltd.,		
6.750%, 5–1–23 (E) . . .	14,697	12,639
		47,457
Total Energy – 4.8%		**313,186**
Financials		
Consumer Finance – 1.5%		
Creditcorp,		
12.000%, 7–15–18 (E) . .	40,520	31,251
Quicken Loans, Inc.,		
5.750%, 5–1–25 (E) . . .	28,889	27,372
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (E) . .	31,913	25,211
Speedy Group Holdings Corp., 12.000%,		
11–15–17 (E)	14,715	11,625
		95,459
Diversified Capital Markets – 1.2%		
Patriot Merger Corp.,		
9.000%, 7–15–21 (E) . .	81,556	78,702
Investment Banking & Brokerage – 0.4%		
GFI Group, Inc.,		
8.625%, 7–19–18 (H) . .	22,679	24,493
Other Diversified Financial Services – 3.8%		
AAF Holdings LLC and AAF Finance Co., 12.000%,		
7–1–19 (E)(F)	21,713	21,387
Abengoa Finance SAU,		
7.750%, 2–1–20 (E) . . .	52,600	21,369
Balboa Merger Sub, Inc.,		
11.375%, 12–1–21 (E) . .	97,192	96,949
Greektown Holdings LLC and Greektown Mothership Corp.,		
8.875%, 3–15–19 (E) . .	30,635	31,401
New Cotai LLC and New Cotai Capital Corp.,		
10.625%, 5–1–19 (E)(F) .	97,051	79,097
		250,203

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Property & Casualty Insurance – 1.8%		
Hub International Ltd.,		
7.875%, 10–1–21 (E) . .	$28,549	$ 27,264
Onex USI Acquisition Corp.,		
7.750%, 1–15–21 (E) . .	94,127	92,127
		119,391
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%,		
7–15–19 (E)(F)	22,364	21,581
Specialized Finance – 1.5%		
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22 (E) . .	16,898	15,124
Flexi-Van Leasing, Inc.,		
7.875%, 8–15–18 (E) . .	25,687	26,008
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9–15–18 (E) . .	74,555	58,712
		99,844
Specialized REITs – 0.3%		
Aircastle Ltd.:		
5.125%, 3–15–21	7,597	7,616
5.500%, 2–15–22	13,473	13,608
		21,224
Thrifts & Mortgage Finance – 0.5%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.750%, 6–15–21 (E) . .	35,860	33,977
Total Financials – 11.3%		**744,874**
Health Care		
Biotechnology – 0.1%		
Concordia Healthcare Corp.,		
7.000%, 4–15–23 (E) . .	7,987	6,969
Health Care Equipment – 0.1%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC,		
5.750%, 8–1–22 (E) . . .	5,591	5,395
Health Care Facilities – 1.8%		
AmSurg Escrow Corp.,		
5.625%, 7–15–22	6,801	6,793
Capsugel S.A., 7.000%,		
5–15–19 (E)(F)	9,833	9,808
ConvaTec Finance International S.A., 8.250%,		
1–15–19 (E)(F)	22,916	22,515

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Facilities (Continued)		
DaVita HealthCare Partners, Inc.,		
5.000%, 5–1–25	$ 8,762	$ 8,412
FWCT-2 Escrow Corp.,		
6.875%, 2–1–22	2,734	2,792
MPH Acquisition Holdings LLC,		
6.625%, 4–1–22 (E) . . .	10,893	10,893
Tenet Healthcare Corp.,		
8.125%, 4–1–22	50,164	53,319
THC Escrow Corp. II,		
6.750%, 6–15–23	4,751	4,703
		119,235
Health Care Services – 1.3%		
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (E) . .	51,111	53,852
Truven Health Analytics, Inc.,		
10.625%, 6–1–20	29,049	30,356
		84,208
Health Care Supplies – 0.7%		
Ortho-Clinical Diagnostics,		
6.625%, 5–15–22 (E) . .	43,882	37,739
Universal Hospital Services, Inc.,		
7.625%, 8–15–20	10,936	10,252
		47,991
Pharmaceuticals – 1.5%		
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8–1–23 (E) . . .	18,525	18,016
JLL/Delta Dutch Newco B.V.,		
7.500%, 2–1–22 (E) . . .	15,644	15,800
JLL/Delta Dutch Pledgeco B.V., 8.750%,		
5–1–20 (E)(F)	41,639	41,899
VRX Escrow Corp.:		
5.375%, 3–15–20 (E) . .	8,875	8,625
5.875%, 5–15–23 (E) . .	12,375	11,865
		96,205
Total Health Care – 5.5%		**360,003**
Industrials		
Aerospace & Defense – 2.8%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%,		
12–15–20 (E)	76,607	66,456
TransDigm Group, Inc.:		
5.500%, 10–15–20	6,069	5,784
7.500%, 7–15–21	17,192	17,923
TransDigm, Inc.:		
6.000%, 7–15–22	45,707	42,622
6.500%, 7–15–24	50,313	47,287
		180,072

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Air Freight & Logistics – 0.3%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	$10,978	$ 11,911
XPO Logistics, Inc., 6.500%, 6–15–22 (E) . . .	10,251	8,669
		20,580
Building Products – 0.5%		
Ply Gem Industries, Inc., 6.500%, 2–1–22	35,426	33,686
Diversified Support Services – 0.4%		
Algeco Scotsman Global Finance plc:		
8.500%, 10–15–18 (E) . . .	16,656	14,577
10.750%, 10–15–19 (E) . .	22,560	11,957
		26,534
Environmental & Facilities Services – 0.4%		
GFL Environmental, Inc., 7.875%, 4–1–20 (E)	27,779	28,439
Railroads – 0.7%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (E)	33,639	32,966
9.750%, 5–1–20 (E)	15,221	13,699
		46,665
Total Industrials – 5.1%		**335,976**
Information Technology		
Application Software – 1.5%		
Ensemble S Merger Sub, Inc., 9.000%, 9–30–23 (E) . . .	16,647	16,106
Infor (U.S.), Inc., 5.750%, 8–15–20 (E) . . .	1,722	1,712
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5–1–21 (E)(F) . .	23,196	20,413
Kronos Acquisition Holdings, Inc., 9.000%, 8–15–23 (E) . . .	70,540	63,133
		101,364
Data Processing & Outsourced Services – 2.0%		
Alliance Data Systems Corp.:		
6.375%, 4–1–20 (E)	19,388	19,727
5.375%, 8–1–22 (E)	37,881	36,934
Italics Merger Sub, Inc., 7.125%, 7–15–23 (E) . . .	76,557	73,112
		129,773
Electronic Manufacturing Services – 0.3%		
KEMET Corp., 10.500%, 5–1–18	19,418	17,913

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Internet Software & Services – 0.1%		
J2 Global, Inc., 8.000%, 8–1–20	$10,627	$ 11,318
IT Consulting & Other Services – 0.7%		
NCR Escrow Corp.:		
5.875%, 12–15–21	22,601	22,149
6.375%, 12–15–23	22,549	22,098
		44,247
Semiconductors – 0.5%		
Micron Technology, Inc.:		
5.875%, 2–15–22	29,790	29,380
5.500%, 2–1–25	1,943	1,778
		31,158
Technology Distributors – 0.5%		
Sophia L.P. and Sophia Finance, Inc., 9.625%, 12–1–18 (E)(F)	30,917	31,536
Total Information Technology – 5.6%		**367,309**
Materials		
Aluminum – 1.6%		
Constellium N.V.:		
8.000%, 1–15–23 (E) . .	34,437	30,477
5.750%, 5–15–24 (E) . .	16,523	12,558
Wise Metals Group LLC, 8.750%, 12–15–18 (E) . .	23,189	22,261
Wise Metals Intermediate Holdings, 9.750%, 6–15–19 (E)(F)	39,976	38,477
		103,773
Construction Materials – 0.7%		
Hillman Group, Inc. (The), 6.375%, 7–15–22 (E)	54,152	49,820
Diversified Metals & Mining – 1.4%		
Artsonig Pty Ltd., 11.500%, 4–1–19 (E)(F)	41,465	1,658
Crystal Merger Sub, Inc., 7.625%, 10–15–21 (E) . .	7,359	6,844
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (E) . .	47,183	37,864
9.750%, 3–1–22 (E) . . .	3,438	3,202
6.875%, 4–1–22 (E) . . .	28,227	18,206
Lundin Mining Corp.:		
7.500%, 11–1–20 (E) . .	11,178	10,815
7.875%, 11–1–22 (E) . .	12,230	11,741
		90,330
Metal & Glass Containers – 1.8%		
Ardagh Finance Holdings, 8.625%, 6–15–19 (E)(F)	29,629	30,296

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Metal & Glass Containers (Continued)		
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6–30–21 (E) . .	$11,126	$ 10,625
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (E) . . .	30,837	30,451
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (E) . .	24,137	20,275
Signode Industrial Group, 6.375%, 5–1–22 (E) . . .	31,826	30,076
		121,723
Paper Packaging – 0.4%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6–15–17 (E) . .	19,988	19,563
Exopack Holdings S.A., 7.875%, 11–1–19 (E) . . .	9,310	8,821
		28,384
Precious Metals & Minerals – 0.4%		
Prince Mineral Holding Corp., 11.500%, 12–15–19 (E)(H)	28,421	23,874
Total Materials – 6.3%		**417,904**
Telecommunication Services		
Alternative Carriers – 0.4%		
Level 3 Communications, Inc., 5.750%, 12–1–22	2,009	1,971
Level 3 Escrow II, Inc., 5.375%, 8–15–22	28,910	28,115
		30,086
Integrated Telecommunication Services – 2.5%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4–15–21 (E) . . .	9,502	8,903
CenturyLink, Inc., 5.625%, 4–1–20	12,409	11,478
Frontier Communications Corp.:		
8.875%, 9–15–20 (E) . . .	22,650	22,197
6.250%, 9–15–21	15,908	13,243
10.500%, 9–15–22 (E) . .	13,332	12,965
7.125%, 1–15–23	2,412	1,983
6.875%, 1–15–25	8,428	6,827
11.000%, 9–15–25 (E) . . .	14,998	14,511
GCI, Inc., 6.875%, 4–15–25	27,591	27,729

Ivy High Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Telecommunication Services (Continued)		
Sprint Corp.:		
7.250%, 9–15–21 . . .	$51,261	$ 41,970
7.875%, 9–15–23 . . .	1,112	900
		162,706
Wireless Telecommunication Service – 1.4%		
Digicel Group Ltd.,		
8.250%,		
9–30–20 (E)	35,200	32,560
Sable International Finance Ltd.,		
6.875%, 8–1–22 (E) . .	23,125	23,298
T-Mobile USA, Inc.:		
6.464%, 4–28–19 . . .	4,198	4,272
6.633%, 4–28–21 . . .	22,320	22,376
6.731%, 4–28–22 . . .	7,891	7,871
		90,377
Total Telecommunication Services – 4.3%		**283,169**
Utilities		
Renewable Electricity – 0.3%		
Abengoa Yield plc,		
7.000%, 11–15–19 (E) . .	$26,494	$ 23,182
Total Utilities – 0.3%		**23,182**
TOTAL CORPORATE DEBT SECURITIES – 68.6%		**$4,513,932**
(Cost: $5,080,618)		

LOANS (H)

	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc.,		
7.500%, 7–25–22 . . .	18,474	17,643
Apparel Retail – 2.8%		
Gymboree Corp. (The),		
5.000%, 2–23–18 . . .	7,880	5,161
Hoffmaster Group, Inc.,		
10.000%, 5–9–21 . . .	25,368	24,861
Nine West Holdings, Inc.,		
6.250%, 1–8–20	47,279	26,902
Talbots, Inc. (The):		
5.500%, 3–19–20 . . .	22,435	22,005
9.500%, 3–19–21 . . .	60,086	58,784
True Religion Apparel, Inc.,		
5.875%, 7–30–19 . . .	76,940	46,035
		183,748
Auto Parts & Equipment – 0.3%		
Direct ChassisLink, Inc.,		
8.250%, 11–7–19 . . .	23,465	22,547

LOANS (H) (Continued)

	Principal	Value
Casinos & Gaming – 0.2%		
Gateway Casinos & Entertainment Ltd.:		
5.250%,		
11–26–19 (G) . .	CAD14,719	$ 10,946
5.950%,		
11–26–19 (G)	38	28
		10,974
General Merchandise Stores – 1.6%		
BJ's Wholesale Club, Inc.,		
8.500%,		
3–31-20	$ 44,836	44,294
Orchard Acquisition Co. LLC,		
7.000%, 2–8–19 . .	65,311	59,216
		103,510
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc.,		
10.000%, 3–2–16 (F)	438	—
Movies & Entertainment – 0.9%		
Formula One Holdings Ltd. and Delta Two S.a.r.l.,		
7.750%,		
7–29–22	64,598	62,014
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P.,		
8.250%,		
9–17–22	9,035	8,787
Total Consumer Discretionary – 6.2%		**409,223**
Consumer Staples		
Food Distributors – 0.4%		
Performance Food Group, Inc.:		
6.250%,		
11–14–19	15,256	15,249
7.500%,		
11–14–19	10,272	10,268
		25,517
Food Retail – 0.5%		
Focus Brands, Inc.,		
10.250%,		
8–21-18	36,399	36,217
Hypermarkets & Super Centers – 0.3%		
GOBP Holdings, Inc.,		
9.250%,		
10–21–22	20,658	20,452

LOANS (H) (Continued)

	Principal	Value
Packaged Foods & Meats – 0.3%		
Shearer's Foods LLC,		
7.750%,		
6–30–22	$18,980	$ 18,553
Total Consumer Staples – 1.5%		**100,739**
Energy		
Coal & Consumable Fuels – 0.3%		
Westmoreland Coal Co.,		
7.500%,		
12–16–20	20,361	17,765
Oil & Gas Drilling – 0.4%		
KCA Deutag Alpha Ltd.,		
6.250%, 5–16–20	33,727	26,813
Oil & Gas Equipment & Services – 0.1%		
Regent Purchaser Investment, Inc.,		
6.000%, 8–14–21	25,665	10,009
Oil & Gas Exploration & Production – 0.5%		
Callon Petroleum Co.,		
8.500%, 10–8–21	34,480	33,187
Sabine Oil & Gas LLC,		
8.750%, 12–31-18 (I) . .	7,527	1,261
		34,448
Oil & Gas Refining & Marketing – 0.2%		
Fieldwood Energy LLC,		
8.375%, 9–30–20	46,464	12,778
Oil & Gas Storage & Transportation – 1.0%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20	41,462	38,214
11.750%, 2–16–21	26,759	24,618
		62,832
Total Energy – 2.5%		**164,645**
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc.,		
9.000%, 11–12–22	14,395	14,161
Other Diversified Financial Services – 0.6%		
WP Mustang Holdings LLC:		
5.500%, 5–29–21	10,763	10,512
8.500%, 5–29–22	29,925	28,578
		39,090
Total Financials – 0.8%		**53,251**
Health Care		
Health Care Facilities – 0.6%		
Surgery Center Holdings, Inc.,		
8.500%, 11–3–21	36,505	36,733

LOANS (H) (Continued)	Principal	Value
Health Care Services – 0.3%		
Accellent, Inc.,		
7.500%, 3–12–22	$19,176	$ 19,234
Health Care Supplies – 0.4%		
Sage Products Holdings III LLC,		
9.250%, 6–13–20	27,667	27,713
Health Care Technology – 0.2%		
Vitera Healthcare Solutions LLC,		
6.000%, 11–4–20	14,118	13,836
Life Sciences Tools & Services – 0.5%		
Atrium Innovations, Inc.,		
7.750%, 8–10–21	40,260	35,328
Total Health Care – 2.0%		132,844
Industrials		
Building Products – 1.4%		
C.H.I. Overhead Doors, Inc.,		
8.750%, 7–31–23	16,909	16,655
GYP Holdings III Corp.,		
7.750%, 4–1–22	50,245	49,146
Hampton Rubber Co. & SEI Holding Corp.,		
9.000%, 3–27–22	35,500	28,045
		93,846
Construction & Engineering – 0.3%		
Tensar International Corp.:		
5.750%, 7–10–21	6,329	5,866
9.500%, 7–10–22	15,197	12,310
		18,176
Environmental & Facilities Services – 0.1%		
Brickman Group Ltd. (The),		
7.500%, 12–18–21	7,789	7,575
Industrial Conglomerates – 0.2%		
Crosby Worldwide Ltd.,		
7.000%, 11–22–21	12,913	10,782
Industrial Machinery – 0.8%		
Dynacast International LLC,		
9.500%, 1–30–23	48,836	48,623
Research & Consulting Services – 0.5%		
Larchmont Resources LLC,		
8.250%, 8–7–19	40,960	34,406
Total Industrials – 3.3%		213,408
Information Technology		
Application Software – 4.5%		
Applied Systems, Inc.,		
7.500%, 1–23–22	34,872	34,480
Aptean Holdings, Inc.:		
5.250%, 2–27–20	14,486	14,196
8.500%, 2–27–21	15,746	15,077

LOANS (H) (Continued)	Principal	Value
Application Software (Continued)		
Misys plc and Magic Newco LLC,		
12.000%, 6–12–19	$181,677	$197,120
TIBCO Software, Inc.,		
6.500%, 12–4–20	35,606	35,250
		296,123
Data Processing & Outsourced Services – 0.1%		
Sedgwick Claims Management Services, Inc.,		
6.750%, 2–28–22	2,270	2,128
Internet Software & Services – 1.3%		
TravelCLICK, Inc. & TCH-2 Holdings LLC:		
5.500%, 5–12–21	38,754	38,366
8.750%, 11–12–21	39,154	38,371
W3 Co.,		
9.250%, 9–1–20	11,387	8,863
		85,600
IT Consulting & Other Services – 1.5%		
Active Network, Inc. (The):		
5.500%, 11–15–20	20,206	19,987
9.500%, 11–15–21	40,964	38,609
Triple Point Group Holdings, Inc.:		
5.250%, 7–13–20	27,654	21,570
9.250%, 7–13–21	24,243	19,152
		99,318
Total Information Technology – 7.4%		483,169
Materials		
Construction Materials – 0.1%		
Quickrete Holdings, Inc.,		
7.000%, 3–30–21	7,006	7,006
Diversified Metals & Mining – 0.2%		
EP Minerals LLC,		
8.500%, 8–20–21	12,375	12,313
Metal & Glass Containers – 0.1%		
Consolidated Container Co. LLC,		
7.750%, 1–3–20	11,387	9,565
Paper Packaging – 1.0%		
FPC Holdings, Inc.,		
9.250%, 5–27–20	32,147	30,861
KIK Custom Products, Inc.,		
6.000%, 8–27–22	13,412	13,099
Ranpak (Rack Merger),		
8.250%, 10–1–22	22,983	22,782
		66,742

LOANS (H) (Continued)	Principal	Value
Specialty Chemicals – 1.0%		
Chemstralia Ltd.,		
7.250%, 2–26–22 . . .	$43,249	$ 43,033
Chromaflo Technologies Corp.,		
8.250%, 6–2–20	21,317	20,171
		63,204
Total Materials – 2.4%		158,830
TOTAL LOANS – 26.1%		$1,716,109
(Cost: $1,875,630)		
SHORT-TERM SECURITIES		
Commercial Paper (J) – 1.4%		
Baxter International, Inc.,		
0.340%, 10–9–15 . . .	14,000	13,999
Becton Dickinson & Co.,		
0.290%, 11–3–15 . . .	16,000	15,996
Bemis Co., Inc.:		
0.250%, 10–13–15 . .	5,500	5,499
0.250%, 10–14–15 . .	5,000	4,999
0.260%, 10–21–15 . .	10,000	9,998
Clorox Co. (The),		
0.300%, 10–5–15 . . .	8,400	8,400
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.260%, 10–19–15 . .	10,000	9,999
NBCUniversal Enterprise, Inc.,		
0.400%, 10–7–15 . . .	27,200	27,199
		96,089
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.200%, 10–7–15 (K)	4,293	4,293
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government),		
0.150%, 10–7–15 (K)	592	592
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 100,974
(Cost: $100,969)		
TOTAL INVESTMENT SECURITIES – 97.5%		$6,411,547
(Cost: $7,147,247)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (L) – 2.5%		165,038
NET ASSETS – 100.0%		$6,576,585

Ivy High Income Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At September 30, 2015, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Maritime Finance Co. Ltd.	9–19–13	1,750	$33,492	$28,140
Provo Craft & Novelty, Inc.	9–15–11	6,090	—	*
			$33,492	$28,140

The total value of these securities represented 0.4% of net assets at September 30, 2015.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $3,374,907 or 51.3% of net assets.

(F)Payment-in-kind bonds.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD—Canadian Dollar and EUR—Euro).

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(I)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(J)Rate shown is the yield to maturity at September 30, 2015.

(K)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(L)Cash of $4,110 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	37,286	U.S. Dollar	28,350	10–15–15	Morgan Stanley International	$412	$ —
Euro	20,952	U.S. Dollar	23,316	10–15–15	Morgan Stanley International	—	100
						$412	$100

The following total return swap agreements were outstanding at September 30, 2015:

Counterparty	Underlying Security	Termination Date	Notional Amount(1)	Financing Fee(2)(3)	Unrealized Depreciation
JPMorgan Chase Bank N.A.	iBoxx $ Liquid High Yield Index	12/20/2015	$50,750	3M LIBOR	$(345)
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	12/20/2015	$16,725	3M LIBOR	$(111)
					$(456)

(1)Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2)The Fund pays the financing fee multiplied by the notional amount each month.

(3)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$ 28,849
Preferred Stocks	51,062	—	—
Warrants	—	621	—
Corporate Debt Securities	—	4,513,932	—
Loans	—	1,457,268	258,841
Short-Term Securities	—	100,974	—
Total	$ 51,062	$6,072,795	$ 287,690
Forward Foreign Currency Contracts	$ —	$ 412	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 101	$ —
Total Return Swaps	$ —	$ 456	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Loans
Beginning Balance 4-1-15	$31,309	$ 595	$ 472,642
Net realized gain (loss)	(1)	—	(15,893)
Net change in unrealized appreciation (depreciation)	(950)	—	(2,336)
Purchases	—	—	17,154
Sales	(1,509)	—	(126,702)
Amortization/Accretion of premium/discount	—	—	874
Transfers into Level 3 during the period	—	—	157,039
Transfers out of Level 3 during the period	—	(595)	(243,937)
Ending Balance 9-30-15	$28,849	$ —	$ 258,841
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-15	$ (951)	$ —	$ (14,168)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended September 30, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 9–30–15	Valuation Technique(s)	Unobservable Input(s)
Assets			
	$ 709	Broker	Broker quotes
Common Stocks	28,140	Third-party vendor pricing service	Broker quotes
Loans	258,841	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**93.3%**
Financials	21.2%
Health Care	14.8%
Consumer Discretionary	13.0%
Materials	9.9%
Industrials	9.3%
Consumer Staples	8.9%
Information Technology	7.5%
Telecommunication Services	3.8%
Energy	3.4%
Utilities	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.7%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	701/876	80
3 Year	587/794	74
5 Year	270/724	38
10 Year	53/517	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**58.7%**
United Kingdom	23.1%
France	6.6%
Ireland	5.3%
Switzerland	5.1%
Germany	5.0%
Sweden	4.5%
Other Europe	9.1%
Pacific Basin	**28.5%**
Japan	14.9%
China	6.4%
Australia	4.1%
Other Pacific Basin	3.1%
North America	**3.4%**
Other	**2.0%**
South America	**0.7%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
SoftBank Group Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Honda Motor Co. Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Mitsubishi Heavy Industries Ltd.	Japan	Industrials	Industrial Machinery
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Danske Bank A.S.	Denmark	Financials	Diversified Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy International Core Equity Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Financials – 1.8%		
Commonwealth Bank of Australia	555	$ 28,511
Westpac Banking Corp.	2,069	43,463
		71,974
Health Care – 1.0%		
Cochlear Ltd.	694	40,843
Materials – 1.3%		
Amcor Ltd.	5,603	52,109
Total Australia – 4.1%		**$164,926**
Brazil		
Consumer Staples – 0.7%		
Hypermarcas S.A. (A)	7,789	29,823
Total Brazil – 0.7%		**$ 29,823**
China		
Consumer Discretionary – 1.4%		
JD.com, Inc. ADR (A)	2,146	55,926
Consumer Staples – 1.3%		
Kweichow Moutai Co. Ltd., Class A	1,777	53,348
Financials – 1.2%		
China Construction Bank Corp.	74,869	49,963
Information Technology – 1.6%		
Baidu.com, Inc. ADR (A)(B)	469	64,509
Telecommunication Services – 0.9%		
China Unicom Ltd.	28,498	36,255
Total China – 6.4%		**$260,001**
Denmark		
Financials – 1.8%		
Danske Bank A.S.	2,393	72,314
Telecommunication Services – 0.1%		
TDC A/S	938	4,837
Total Denmark – 1.9%		**$ 77,151**
Finland		
Information Technology – 2.0%		
Nokia Corp., Series A ADR	3,305	22,405
Nokia OYJ	8,632	59,027
		81,432
Total Finland – 2.0%		**$ 81,432**
France		
Consumer Staples – 1.6%		
Pernod Ricard	644	65,044
Energy – 1.1%		
Total S.A.	985	44,305
Industrials – 1.6%		
Bouygues S.A.	1,748	$ 62,025
Materials – 0.8%		
ArcelorMittal	6,458	33,491
Utilities – 1.5%		
ENGIE	3,790	61,326
Total France – 6.6%		**$266,191**
Germany		
Consumer Discretionary – 0.5%		
Porsche Automobil Holding SE	497	21,133
Health Care – 4.5%		
Bayer AG	336	43,105
Fresenius Medical Care AG & Co. KGaA	648	50,668
Fresenius SE & Co. KGaA	1,278	85,758
		179,531
Total Germany – 5.0%		**$200,664**
Hong Kong		
Financials – 1.1%		
Cheung Kong (Holdings) Ltd.	3,489	45,386
Total Hong Kong – 1.1%		**$ 45,386**
Ireland		
Financials – 1.2%		
Bank of Ireland (A)	131,892	51,284
Health Care – 1.2%		
Shire Pharmaceuticals Group plc ADR (B)	239	48,947
Materials – 2.9%		
CRH plc	2,363	62,384
James Hardie Industries plc, Class C	4,468	53,935
		116,319
Total Ireland – 5.3%		**$216,550**
Israel		
Health Care – 2.0%		
Teva Pharmaceutical Industries Ltd. ADR (B)	1,444	81,552
Total Israel – 2.0%		**$ 81,552**
Italy		
Financials – 1.1%		
Banca Intesa S.p.A.	12,349	43,626
Total Italy – 1.1%		**$ 43,626**
Japan		
Consumer Discretionary – 2.6%		
Honda Motor Co. Ltd.	2,749	$ 82,052
Nissin Kogyo Co. Ltd.	1,667	24,979
		107,031
Energy – 0.9%		
Inpex Corp.	4,181	37,378
Financials – 4.4%		
Dai-ichi Mutual Life Insurance Co. (The)	4,002	63,711
Sumitomo Mitsui Financial Group, Inc.	1,302	49,368
Tokio Marine Holdings, Inc.	1,752	65,470
		178,549
Industrials – 4.2%		
Komatsu Ltd.	3,426	50,284
Mitsubishi Electric Corp.	4,730	43,329
Mitsubishi Heavy Industries Ltd.	16,832	75,277
		168,890
Telecommunication Services – 2.8%		
SoftBank Group Corp.	2,404	111,156
Total Japan – 14.9%		**$603,004**
Netherlands		
Financials – 1.6%		
ING Groep N.V., Certicaaten Van Aandelen	4,677	66,269
Total Netherlands – 1.6%		**$ 66,269**
South Korea		
Consumer Discretionary – 1.1%		
Hyundai Mobis	215	42,129
Information Technology – 0.9%		
Samsung Electronics Co. Ltd.	39	37,187
Total South Korea – 2.0%		**$ 79,316**
Spain		
Consumer Discretionary – 0.1%		
Mediaset Espana Comunicacion S.A.	586	6,405
Financials – 1.3%		
CaixaBank S.A.	13,313	51,378
Health Care – 1.1%		
Grifols S.A.	725	29,957
Grifols S.A. ADR	463	14,090
		44,047
Total Spain – 2.5%		**$101,830**

COMMON STOCKS (Continued)	Shares	Value
Sweden		
Consumer Discretionary – 1.2%		
Aktiebolaget Electrolux, Class B	1,737	$ 49,088
Information Technology – 1.2%		
Telefonaktiebolaget LM Ericsson, B Shares	4,800	47,086
Materials – 2.1%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	3,118	87,235
Total Sweden – 4.5%		**$183,409**
Switzerland		
Consumer Discretionary – 1.3%		
Swatch Group Ltd. (The), Bearer Shares	138	51,254
Health Care – 1.3%		
Roche Holdings AG, Genusscheine	191	50,679
Industrials – 1.5%		
Adecco S.A.	839	61,439
Materials – 1.0%		
LafargeHolcim Ltd.	799	41,867
Total Switzerland – 5.1%		**$205,239**
United Kingdom		
Consumer Discretionary – 3.9%		
Carnival plc	473	24,492
Marks and Spencer Group plc	6,771	51,399
WPP Group plc	3,959	82,424
		158,315
Consumer Staples – 5.3%		
Diageo plc	1,454	39,054
Diageo plc ADR	211	22,783
Imperial Tobacco Group plc	1,053	54,433
SABMiller plc	962	54,485
Unilever plc	1,092	44,492
		215,247
Energy – 1.4%		
BG Group plc	1,132	16,327
BP plc	8,395	42,589
		58,916
Financials – 5.7%		
Aviva plc	7,913	54,118
HSBC Holdings plc	5,368	40,308
Legal & General Group plc	17,174	61,924
Prudential plc	1,967	41,487
Standard Chartered plc	3,218	31,233
		229,070

COMMON STOCKS (Continued)	Shares	Value
Health Care – 3.7%		
GlaxoSmithKline plc	2,778	$ 53,313
GlaxoSmithKline plc ADR (B)	498	19,164
Shire plc	247	16,885
Smith & Nephew plc	3,436	60,029
		149,391
Industrials – 2.0%		
BAE Systems plc	11,747	79,630
Materials – 1.1%		
Rio Tinto plc	1,306	43,827
Total United Kingdom – 23.1%		**$ 934,396**
United States		
Consumer Discretionary – 0.9%		
Carnival Corp. (B)	691	34,323
Information Technology – 1.8%		
Cognizant Technology Solutions Corp., Class A (A)(B)	1,192	74,627
Materials – 0.7%		
Freeport-McMoRan Copper & Gold, Inc., Class B	2,984	28,910
Total United States – 3.4%		**$ 137,860**
TOTAL COMMON STOCKS – 93.3%		**$3,778,625**
(Cost: $4,086,605)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 5.4%		
Bemis Co., Inc. 0.370%, 10–2–15	$10,750	10,750
Clorox Co. (The) 0.260%, 10–19–15	8,000	7,999
General Mills, Inc. 0.310%, 10–5–15	25,000	24,999
L Air Liquide S.A.:		
0.170%, 10–1–15	29,578	29,578
0.200%, 10–9–15	13,000	12,999
Mattel, Inc. 0.250%, 10–13–15	10,000	9,999
Microsoft Corp. 0.080%, 11–4–15	10,000	9,999
Mondelez International, Inc. 0.260%, 10–21–15	10,000	9,998
Monsanto Co. 0.310%, 11–23–15	6,750	6,747
NBCUniversal Enterprise, Inc. 0.340%, 10–1–15	25,000	25,000
Northern Illinois Gas Co.:		
0.290%, 10–13–15	15,000	14,999
0.310%, 10–6–15	6,000	6,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
PACCAR Financial Corp. (GTD by PACCAR, Inc.) 0.150%, 10–1–15	$ 3,357	$ 3,357
PepsiCo, Inc. 0.090%, 10–22–15	8,206	8,206
St. Jude Medical, Inc.:		
0.290%, 11–30–15	10,000	9,995
0.260%, 11–9–15	5,000	4,999
United Technologies Corp. 0.260%, 10–20–15	15,000	14,998
Virginia Electric and Power Co. 0.230%, 10–20–15	8,750	8,749
		219,371
Master Note – 0.1%		
Toyota Motor Credit Corp. 0.200%, 10–7–15 (D)	2,192	2,192
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) 0.150%, 10–7–15 (D)	515	515
TOTAL SHORT-TERM SECURITIES – 5.5%		**$ 222,078**
(Cost: $222,071)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$4,000,703**
(Cost: $4,308,676)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		49,307
NET ASSETS – 100.0%		**$4,050,010**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $5,558 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Rate shown is the yield to maturity at September 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Chinese Yuan Renminbi	3,144,297	U.S. Dollar	477,415	3–8–16	Deutsche Bank AG	$—	$8,473

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 90,249	$ 435,355	$ —
Consumer Staples	52,606	310,856	—
Energy	—	140,599	—
Financials	—	859,813	—
Health Care	163,753	431,237	—
Industrials	—	371,984	—
Information Technology	161,541	143,300	—
Materials	28,910	374,848	—
Telecommunication Services	—	152,248	—
Utilities	—	61,326	—
Total Common Stocks	$ 497,059	$3,281,566	$ —
Short-Term Securities	—	222,078	—
Total	$ 497,059	$3,503,644	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 8,473	$ —

During the period ended September 30, 2015, securities totaling $2,065,993 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)		Consumer Staples	8.9%
		Information Technology	7.5%
Financials	21.2%	Telecommunication Services	3.8%
Health Care	14.8%	Energy	3.4%
Consumer Discretionary	13.0%	Utilities	1.5%
Materials	9.9%	Other+	6.7%
Industrials	9.3%		

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.4%**
Information Technology	32.2%
Consumer Discretionary	25.9%
Health Care	23.5%
Industrials	6.7%
Financials	3.3%
Telecommunication Services	1.8%
Materials	1.0%
Energy	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.6%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	169/675	25
3 Year	138/603	23
5 Year	204/540	38
10 Year	113/383	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Celgene Corp.	Health Care	Biotechnology
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Allergan plc	Health Care	Pharmaceuticals
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
Gilead Sciences, Inc.	Health Care	Biotechnology
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Large Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.2%		
Limited Brands, Inc.	214	$ 19,297
Apparel, Accessories & Luxury Goods – 1.2%		
Under Armour, Inc., Class A (A)	201	19,472
Automotive Retail – 2.4%		
AutoZone, Inc. (A)	13	9,410
O'Reilly Automotive, Inc. (A)	118	29,600
		39,010
Cable & Satellite – 1.9%		
Comcast Corp., Class A	545	30,988
Casinos & Gaming – 0.4%		
Las Vegas Sands, Inc.	155	5,893
Consumer Electronics – 0.5%		
Harman International Industries, Inc.	86	8,207
Footwear – 1.8%		
NIKE, Inc., Class B	239	29,427
Home Improvement Retail – 4.2%		
Home Depot, Inc. (The)	593	68,474
Hotels, Resorts & Cruise Lines – 1.1%		
Hilton Worldwide Holdings, Inc.	808	18,531
Internet Retail – 4.5%		
Amazon.com, Inc. (A)	113	57,946
priceline.com, Inc. (A)	12	14,966
		72,912
Leisure Products – 0.6%		
Polaris Industries, Inc.	85	10,225
Movies & Entertainment – 1.5%		
Walt Disney Co. (The)	238	24,364
Restaurants – 2.3%		
Starbucks Corp.	672	38,185
Specialty Stores – 2.3%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	228	37,293
Total Consumer Discretionary – 25.9%		**422,278**
Energy		
Oil & Gas Exploration & Production – 1.0%		
EOG Resources, Inc.	225	16,344
Total Energy – 1.0%		**16,344**
Financials		
Investment Banking & Brokerage – 1.6%		
Charles Schwab Corp. (The)	927	$ 26,461
Specialized Finance – 1.7%		
CME Group, Inc.	301	27,914
Total Financials – 3.3%		**54,375**
Health Care		
Biotechnology – 12.6%		
Alexion Pharmaceuticals, Inc. (A)	82	12,840
Biogen, Inc. (A)	135	39,340
Celgene Corp. (A)	708	76,606
Gilead Sciences, Inc.	579	56,822
Vertex Pharmaceuticals, Inc. (A)	191	19,870
		205,478
Health Care Facilities – 2.9%		
HCA Holdings, Inc. (A)	603	46,625
Pharmaceuticals – 8.0%		
Allergan plc (A)	219	59,546
Bristol-Myers Squibb Co.	760	45,016
Shire Pharmaceuticals Group plc ADR	129	26,433
		130,995
Total Health Care – 23.5%		**383,098**
Industrials		
Aerospace & Defense – 2.5%		
Boeing Co. (The)	185	24,187
Lockheed Martin Corp.	82	16,999
		41,186
Railroads – 4.2%		
Canadian Pacific Railway Ltd.	284	40,717
Union Pacific Corp.	316	27,893
		68,610
Total Industrials – 6.7%		**109,796**
Information Technology		
Application Software – 1.9%		
Adobe Systems, Inc. (A)	380	31,219
Data Processing & Outsourced Services – 9.7%		
Alliance Data Systems Corp. (A)	64	16,652
MasterCard, Inc., Class A	775	69,825
Visa, Inc., Class A	1,024	71,297
		157,774
Internet Software & Services – 9.0%		
Facebook, Inc., Class A (A)	590	53,050
Google, Inc., Class A (A)	68	43,665
Google, Inc., Class C (A)	56	$ 33,860
LinkedIn Corp., Class A (A)	87	16,560
		147,135
IT Consulting & Other Services – 3.2%		
Cognizant Technology Solutions Corp., Class A (A)	833	52,154
Semiconductor Equipment – 1.9%		
Applied Materials, Inc.	511	7,508
Lam Research Corp.	370	24,179
		31,687
Semiconductors – 2.3%		
NXP Semiconductors N.V. (A)	424	36,935
Technology Hardware, Storage & Peripherals – 4.2%		
Apple, Inc.	620	68,340
Total Information Technology – 32.2%		**525,244**
Materials		
Diversified Chemicals – 1.0%		
PPG Industries, Inc.	180	15,767
Total Materials – 1.0%		**15,767**
Telecommunication Services		
Wireless Telecommunication Service – 1.8%		
American Tower Corp., Class A	214	18,836
SBA Communications Corp. (A)	92	9,678
		28,514
Total Telecommunication Services – 1.8%		**28,514**
TOTAL COMMON STOCKS – 95.4%		**$1,555,416**
(Cost: $1,117,442)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.1%		
Danaher Corp., 0.130%, 10–2–15	$10,000	10,000
DTE Gas Co., 0.280%, 10–5–15	10,000	10,000
E.I. du Pont de Nemours and Co., 0.120%, 10–15–15	3,000	3,000
J.M. Smucker Co. (The), 0.280%, 10–1–15	4,517	4,517
L Air Liquide S.A., 0.180%, 10–2–15	6,000	6,000

SHORT-TERM SECURITIES
(Continued)

	Principal	Value
Commercial Paper (B) (Continued)		
McDonalds Corp.,		
0.340%, 10–1–15	$12,000	$12,000
Monsanto Co.,		
0.310%, 11–23–15	5,000	4,997
Northern Illinois Gas Co.:		
0.220%, 10–8–15	5,000	5,000
0.290%, 10–13–15	5,000	4,999
Pfizer, Inc.,		
0.100%, 11–19–15	5,000	4,999
		65,512
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.200%, 10–7–15 (C) . .	2,072	2,072
Municipal Obligations – 0.3%		
MD Hlth and Higher Edu		
Fac Auth Rev Bonds,		
Anne Arundel Hlth Sys		
Issue, Ser 2009A		
(GTD by Toronto		
Dominion Bank),		
0.120%, 10–7–15 (C) . .	5,000	5,000

SHORT-TERM SECURITIES
(Continued)

	Principal	Value
Municipal Obligations (Continued)		
NY Hsng Fin Agy,		
Clinton Park Phase II		
Hsng Rev Bonds, Ser		
2011 A-1 (GTD by		
Wells Fargo		
Bank N.A.),		
0.020%, 10–7–15 (C) .	$500	$ 500
		5,500
TOTAL SHORT-TERM SECURITIES – 4.5%		$ 73,084
(Cost: $73,083)		
TOTAL INVESTMENT SECURITIES – 99.9%		$1,628,500
(Cost: $1,190,525)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		2,381
NET ASSETS – 100.0%		$1,630,881

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,555,416	$ —	$ —
Short-Term Securities	—	73,084	—
Total	$1,555,416	$ 73,084	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Asset Allocation

Bonds	**88.7%**
Corporate Debt Securities	66.9%
United States Government and Government Agency Obligations	21.6%
Municipal Bonds – Taxable	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**11.3%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	120/184	65
3 Year	123/154	80
5 Year	97/114	85
10 Year	53/86	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.8%**
AA	28.9%
A	25.7%
BBB	30.2%
Non-Investment Grade	**3.9%**
BB	2.9%
Non-rated	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**11.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Limited Brands, Inc., 8.500%, 6–15–19	$13,000	$ 15,177
TJX Cos., Inc. (The), 2.750%, 6–15–21	3,500	3,562
		18,739
Apparel, Accessories & Luxury Goods – 2.0%		
Hanesbrands, Inc., 6.375%, 12–15–20	17,102	17,700
LVMH Moet Hennessy - Louis Vuitton, 1.625%, 6–29–17 (A)	16,000	16,118
		33,818
Automobile Manufacturers – 2.3%		
General Motors Co., 4.875%, 10–2–23	10,500	10,660
Toyota Motor Credit Corp.:		
2.000%, 9–15–16	13,250	13,405
2.000%, 10–24–18	5,125	5,179
Volkswagen Group of America, Inc., 2.125%, 5–23–19 (A)	12,000	11,198
		40,442
Broadcasting – 0.2%		
CBS Corp., 7.625%, 1–15–16	3,500	3,563
Cable & Satellite – 1.4%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10–1–19	3,900	4,370
5.200%, 3–15–20	3,000	3,277
Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., 5.750%, 4–15–23	4,058	4,296
Time Warner Cable, Inc., 5.850%, 5–1–17	6,830	7,229
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10–15–17	4,000	4,441
		23,613
Department Stores – 1.0%		
Macy's Retail Holdings, Inc.:		
7.450%, 7–15–17	12,100	13,287
7.875%, 8–15–36	4,000	4,213
		17,500
General Merchandise Stores – 0.9%		
Dollar General Corp.:		
4.125%, 7–15–17	12,500	12,889
1.875%, 4–15–18	3,000	2,998
		15,887
Home Improvement Retail – 1.1%		
Lowe's Co., Inc.:		
5.000%, 10–15–15	$ 8,000	$ 8,011
2.125%, 4–15–16	11,366	11,438
		19,449
Internet Retail – 1.1%		
Amazon.com, Inc.:		
1.200%, 11–29–17	8,000	7,966
3.800%, 12–5–24	10,305	10,553
		18,519
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11–1–16	2,500	2,536
Total Consumer Discretionary – 11.2%		**194,066**
Consumer Staples		
Distillers & Vintners – 0.6%		
Beam, Inc., 1.750%, 6–15–18	10,000	9,958
Drug Retail – 0.3%		
CVS Health Corp., 2.800%, 7–20–20	6,050	6,147
Food Distributors – 0.3%		
ConAgra Foods, Inc.:		
1.300%, 1–25–16	2,940	2,942
5.819%, 6–15–17	2,500	2,673
		5,615
Packaged Foods & Meats – 1.8%		
Hershey Co. (The), 1.600%, 8–21–18	8,860	8,910
Kraft Foods, Inc., 4.125%, 2–9–16	12,000	12,133
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8–15–19	9,450	9,522
		30,565
Soft Drinks – 0.3%		
Bottling Group LLC, 5.125%, 1–15–19	4,059	4,486
Total Consumer Staples – 3.3%		**56,771**
Energy		
Integrated Oil & Gas – 0.2%		
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11–8–18	3,500	3,522
Oil & Gas Equipment & Services – 1.3%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1–31–19	8,250	9,253
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.):		
1.950%, 9–14–16 (A)	$ 3,000	$ 3,030
1.250%, 8–1–17 (A)	5,000	4,990
Schlumberger Norge A.S., 1.250%, 8–1–17 (A)	2,435	2,429
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), 1.950%, 9–14–16 (A)	3,000	3,021
		22,723
Oil & Gas Exploration & Production – 2.8%		
BP Capital Markets plc, 1.674%, 2–13–18	13,500	13,516
ConocoPhillips Co. (GTD by ConocoPhillips), 3.350%, 11–15–24	4,000	3,909
EOG Resources, Inc., 2.500%, 2–1–16	6,000	6,029
EQT Corp., 8.125%, 6–1–19	11,520	13,536
Marathon Oil Corp., 0.900%, 11–1–15	11,240	11,237
		48,227
Oil & Gas Storage & Transportation – 1.8%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4–1–21	4,566	4,764
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.), 3.250%, 10–1–15	5,500	5,500
El Paso Corp., 7.000%, 6–15–17	12,550	13,379
Kinder Morgan Energy Partners L.P., 5.950%, 2–15–18	7,000	7,495
		31,138
Total Energy – 6.1%		**105,610**
Financials		
Asset Management & Custody Banks – 1.0%		
Ares Capital Corp., 3.875%, 1–15–20	16,515	17,006
Consumer Finance – 5.7%		
American Express Co., 7.000%, 3–19–18	10,000	11,236
American Express Credit Corp., 1.300%, 7–29–16	5,320	5,335
American Honda Finance Corp.:		
1.500%, 9–11–17 (A)	6,000	6,025
7.625%, 10–1–18 (A)	5,000	5,825

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Capital One Bank USA N.A., 2.150%, 11–21–18	$ 2,650	$ 2,649
Capital One Financial Corp., 6.750%, 9–15–17	9,000	9,848
Capital One N.A., 2.400%, 9–5–19	6,000	5,961
Caterpillar Financial Services Corp., 1.000%, 11–25–16	2,000	2,006
Discover Financial Services, 3.950%, 11–6–24	15,350	15,113
Ford Motor Credit Co. LLC:		
1.500%, 1–17–17	2,450	2,442
5.000%, 5–15–18	10,000	10,636
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7–10–19	4,500	4,547
Hyundai Capital America:		
1.875%, 8–9–16 (A)	4,000	4,019
2.875%, 8–9–18 (A)	5,525	5,617
Western Union Co. (The), 5.930%, 10–1–16	7,540	7,869
		99,128
Diversified Banks – 5.2%		
Bank of America Corp., 5.650%, 5–1–18	6,000	6,545
Bank of New York Mellon Corp. (The), 2.300%, 9–11–19	12,750	12,877
Bank of Nova Scotia (The), 2.050%, 10–30–18	14,150	14,267
Commonwealth Bank of Australia, 2.250%, 3–13–19	8,500	8,586
HSBC Bank plc, 3.100%, 5–24–16 (A)	6,000	6,089
KeyCorp., 2.900%, 9–15–20	12,000	12,098
U.S. Bancorp, 2.200%, 11–15–16	10,000	10,145
Wachovia Corp., 5.750%, 2–1–18	13,500	14,773
Wells Fargo & Co., 2.125%, 4–22–19	4,425	4,457
		89,837
Investment Banking & Brokerage – 1.6%		
Goldman Sachs Group, Inc. (The), 5.750%, 10–1–16	3,100	3,241
Merrill Lynch & Co., Inc., 6.400%, 8–28–17	11,000	11,937
Morgan Stanley, 5.950%, 12–28–17	$12,600	$ 13,731
		28,909
Life & Health Insurance – 1.3%		
Aflac, Inc., 3.625%, 11–15–24	8,546	8,714
MetLife, Inc., 6.817%, 8–15–18	12,035	13,711
		22,425
Other Diversified Financial Services – 5.1%		
Citigroup, Inc.:		
1.300%, 11–15–16	5,215	5,226
2.550%, 4–8–19	10,662	10,760
Fidelity National Financial, Inc., 6.600%, 5–15–17	12,215	13,058
John Deere Capital Corp., 1.200%, 10–10–17	15,000	14,987
JPMorgan Chase & Co., 6.000%, 1–15–18	16,500	18,030
Moody's Corp., 2.750%, 7–15–19	2,400	2,441
TIAA Asset Management Finance Co. LLC, 2.950%, 11–1–19 (A)	10,000	10,140
USAA Capital Corp., 2.450%, 8–1–20 (A)	13,865	14,096
		88,738
Property & Casualty Insurance – 0.8%		
Berkshire Hathaway, Inc.:		
2.200%, 8–15–16	2,650	2,685
1.900%, 1–31–17	4,000	4,054
2.100%, 8–14–19	7,375	7,504
		14,243
Regional Banks – 1.0%		
PNC Bank N.A.:		
1.300%, 10–3–16	2,000	2,005
2.400%, 10–18–19	5,500	5,549
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6–10–19	8,500	9,894
		17,448
Specialized REITs – 0.2%		
Crown Castle International Corp., 5.250%, 1–15–23	2,745	2,904
Total Financials – 21.9%		**380,638**
Health Care		
Biotechnology – 0.4%		
Amgen, Inc.:		
2.125%, 5–15–17	5,500	5,570
1.250%, 5–22–17	1,950	1,946
		7,516
Health Care Equipment – 1.1%		
Stryker Corp., 2.000%, 9–30–16	$18,110	$ 18,310
Health Care Services – 0.7%		
Laboratory Corp. of America Holdings, 2.500%, 11–1–18	5,350	5,410
Quest Diagnostics, Inc., 3.200%, 4–1–16	6,966	7,047
		12,457
Health Care Supplies – 2.3%		
Cardinal Health, Inc., 3.500%, 11–15–24	10,700	10,700
Catholic Health Initiatives, 2.600%, 8–1–18	11,871	12,121
DENTSPLY International, Inc., 2.750%, 8–15–16	4,000	4,051
Medtronic, Inc., 3.500%, 3–15–25	11,752	11,996
		38,868
Pharmaceuticals – 1.6%		
AbbVie, Inc., 2.500%, 5–14–20	5,000	4,973
Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.), 2.350%, 3–12–18	6,750	6,777
GlaxoSmithKline Capital, Inc., 5.650%, 5–15–18	6,600	7,316
Merck & Co., Inc., 1.100%, 1–31–18	4,925	4,919
Mylan, Inc., 1.350%, 11–29–16	4,291	4,261
		28,246
Total Health Care – 6.1%		**105,397**
Industrials		
Airlines – 0.3%		
Southwest Airlines Co., 5.125%, 3–1–17	5,000	5,259
Construction Machinery & Heavy Trucks – 1.0%		
Joy Global, Inc., 6.000%, 11–15–16	16,157	16,641
Environmental & Facilities Services – 1.6%		
Republic Services, Inc., 3.800%, 5–15–18	14,690	15,416
Waste Management, Inc.:		
6.100%, 3–15–18	10,000	11,022
4.750%, 6–30–20	1,675	1,861
		28,299

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Conglomerates – 1.5%		
Danaher Corp., 5.400%, 3–1–19	$ 7,700	$ 8,600
General Electric Capital Corp., 5.625%, 5–1–18	15,500	17,161
		25,761
Trading Companies & Distributors – 0.5%		
HD Supply, Inc., 5.250%, 12–15–21 (A)	9,249	9,295
Trucking – 1.2%		
Penske Truck Leasing Co. L.P., 2.500%, 3–15–16 (A)	6,000	6,037
Penske Truck Leasing Co. L.P. and PTL Finance Corp., 3.750%, 5–11–17 (A)	10,350	10,659
Ryder System, Inc., 2.450%, 11–15–18	4,650	4,689
		21,385
Total Industrials – 6.1%		**106,640**
Information Technology		
Communications Equipment – 0.3%		
QUALCOMM, Inc., 2.250%, 5–20–20	5,900	5,885
Data Processing & Outsourced Services – 1.0%		
Alliance Data Systems Corp.:		
5.250%, 12–1–17 (A)	6,600	6,699
6.375%, 4–1–20 (A)	6,000	6,105
5.375%, 8–1–22 (A)	4,338	4,230
		17,034
Electronic Equipment & Instruments – 0.8%		
Xerox Corp., 6.350%, 5–15–18	12,175	13,398
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc., 7.750%, 7–15–16	12,676	13,120
Internet Software & Services – 0.3%		
eBay, Inc., 1.350%, 7–15–17	5,000	4,971
Semiconductors – 0.2%		
Intel Corp., 2.450%, 7–29–20	4,000	4,053
Systems Software – 0.9%		
CA, Inc., 5.375%, 12–1–19	5,000	5,474
Oracle Corp., 2.950%, 5–15–25	10,721	10,457
		15,931
Technology Hardware, Storage & Peripherals – 0.8%		
Apple, Inc., 1.550%, 2–7–20	$14,000	$ 13,850
Total Information Technology – 5.1%		**88,242**
Materials		
Diversified Chemicals – 0.4%		
Dow Chemical Co. (The), 4.250%, 11–15–20	7,049	7,557
Metal & Glass Containers – 0.5%		
FBG Finance Ltd., 7.875%, 6–1–16 (A)	9,000	9,417
Specialty Chemicals – 0.9%		
Methanex Corp., 3.250%, 12–15–19	14,669	14,642
Total Materials – 1.8%		**31,616**
Telecommunication Services		
Integrated Telecommunication Services – 2.2%		
AT&T, Inc., 2.950%, 5–15–16	6,715	6,795
CC Holdings GS V LLC, 2.381%, 12–15–17	8,335	8,393
SBA Tower Trust, 2.240%, 4–16–18 (A)	6,720	6,676
Verizon Communications, Inc., 6.350%, 4–1–19	14,000	15,952
		37,816
Wireless Telecommunication Service – 1.1%		
American Tower Corp., 5.900%, 11–1–21	14,500	16,417
Crown Castle Towers LLC, 3.222%, 5–15–22 (A)	4,000	3,900
		20,317
Total Telecommunication Services – 3.3%		**58,133**
Utilities		
Electric Utilities – 0.9%		
Kansas City Power & Light Co., 7.150%, 4–1–19	13,555	15,860
Multi-Utilities – 1.1%		
Dominion Resources, Inc., 6.400%, 6–15–18	11,118	12,421
Dominion Resources, Inc., Series A, 1.400%, 9–15–17	5,850	5,829
		18,250
Total Utilities – 2.0%		**34,110**
TOTAL CORPORATE DEBT SECURITIES – 66.9%		**$1,161,223**
(Cost: $1,154,329)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Hawaii – 0.2%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A, 3.335%, 8–1–16	$ 2,600	$ 2,659
TOTAL MUNICIPAL BONDS – TAXABLE – 0.2%		**$ 2,659**
(Cost: $2,600)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.1%		
Federal Home Loan Bank, 4.780%, 1–25–17	942	996
Mortgage-Backed Obligations – 10.8%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6–15–26	12,984	14,068
4.500%, 5–15–32	685	693
5.000%, 12–15–34	608	680
5.045%, 7–25–44 (A)(B)	5,870	6,238
4.303%, 9–25–44 (A)(B)	8,200	8,540
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
1.300%, 8–24–18	5,850	5,864
5.500%, 4–1–20	579	616
3.000%, 8–1–28	12,822	13,332
3.000%, 9–1–28	12,202	12,676
3.000%, 1–1–33	8,129	8,396
4.436%, 7–25–48 (A)(B)	5,200	5,414
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 12–25–17	1,138	1,181
2.000%, 4–25–39	10,632	10,521
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.000%, 12–30–15	10,000	10,046
5.500%, 9–1–17	1,130	1,161
0.875%, 10–26–17	15,000	15,045
4.514%, 12–1–19	11,138	12,320
4.380%, 6–1–21	14,549	16,101
5.500%, 10–1–21	2,259	2,431
5.450%, 10–18–21	8,028	8,426
5.500%, 2–1–22	1,200	1,289
6.000%, 7–1–22	839	926
3.500%, 8–1–26	6,546	6,966
3.000%, 7–1–28	12,001	12,487
2.000%, 12–25–42	2,949	2,996
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3–16–42	10,002	9,893
		188,306
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 10.9%		**$ 189,302**
(Cost: $188,189)		

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 10.7%		
U.S. Treasury Notes:		
1.750%, 5–31–16	$ 13,000	$ 13,130
1.500%, 7–31–16	15,000	15,143
0.625%, 9–30–17	100,000	99,953
2.750%, 2–28–18	35,000	36,648
1.375%, 8–31–20	20,000	20,027
		184,901
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.7%		**$ 184,901**
(Cost: $184,297)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 7.7%		
Army & Air Force Exchange Service, 0.140%, 10–5–15	8,000	8,000
E.I. du Pont de Nemours and Co.:		
0.190%, 10–1–15	15,000	15,000
0.190%, 10–5–15	10,000	10,000
Ecolab, Inc., 0.250%, 10–14–15	10,000	9,999
EMC Corp., 0.190%, 10–7–15	10,000	9,999
J.M. Smucker Co. (The), 0.280%, 10–1–15	3,905	3,905
L Air Liquide S.A., 0.170%, 10–1–15	10,582	10,582
McDonalds Corp., 0.340%, 10–1–15	$ 5,000	$ 5,000
Mondelez International, Inc., 0.260%, 10–1–15	14,020	14,020
National Oilwell Varco, Inc., 0.130%, 10–1–15	3,118	3,118
NBCUniversal Enterprise, Inc., 0.340%, 10–1–15	5,000	5,000
St. Jude Medical, Inc.:		
0.220%, 10–13–15	15,000	14,999
0.290%, 11–30–15	10,000	9,995
Virginia Electric and Power Co., 0.430%, 10–1–15	15,000	15,000
		134,617
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (D)	3,107	3,107
Municipal Obligations – 1.7%		
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), 0.020%, 10–7–15 (D)	7,000	7,000
The Regents of the Univ of CA, Gen Rev Bonds, SerAL (Var Rate Demand Bonds), 0.020%, 10–7–15 (D)	$23,000	$ 23,000
		30,000
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.150%, 10–7–15 (D)	1,342	1,342
TOTAL SHORT-TERM SECURITIES – 9.7%		**$ 169,066**
(Cost: $169,062)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$1,707,151**
(Cost: $1,698,477)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**28,494**
NET ASSETS – 100.0%		**$1,735,645**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $175,807 or 10.1% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(C)Rate shown is the yield to maturity at September 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,161,223	$ —
Municipal Bonds	—	2,659	—
United States Government Agency Obligations	—	189,302	—
United States Government Obligations	—	184,901	—
Short-Term Securities	—	169,066	—
Total	$ —	$1,707,151	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Managed International Opportunities Fund

Ivy Managed International Opportunities Fund

Ivy International Core Equity Fund, Class I	29.5%
Ivy Global Growth Fund, Class I	25.1%
Ivy European Opportunities Fund, Class I	20.3%
Ivy Global Income Allocation Fund, Class I	15.2%
Ivy Emerging Markets Equity Fund, Class I	9.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Managed International Opportunities Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class I	1,453	$ 19,897
Ivy European Opportunities Fund, Class I	1,496	41,546
Ivy Global Growth Fund, Class I	1,306	51,546
Ivy Global Income Allocation Fund, Class I	2,257	31,285
Ivy International Core Equity Fund, Class I	3,755	60,567
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$204,841**
(Cost: $175,294)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (A)	$364	$ 364
TOTAL SHORT-TERM SECURITIES – 0.2%		**$ 364**
(Cost: $364)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$205,205**
(Cost: $175,658)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(83)**
NET ASSETS – 100.0%		**$205,122**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$204,841	$ —	$ —
Short-Term Securities	—	364	—
Total	$204,841	$ 364	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**94.4%**
Health Care	29.7%
Consumer Discretionary	22.7%
Information Technology	19.7%
Industrials	5.4%
Telecommunication Services	5.3%
Financials	3.5%
Materials	3.2%
Consumer Staples	2.8%
Energy	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	439/549	80
3 Year	392/485	81
5 Year	327/428	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Rentrak Corp.	Consumer Discretionary	Movies & Entertainment
LogMeIn, Inc.	Information Technology	Internet Software & Services
Flotek Industries, Inc.	Materials	Specialty Chemicals
8x8, Inc.	Telecommunication Services	Alternative Carriers
Tile Shop Holdings, Inc.	Consumer Discretionary	Home Improvement Retail
Cornerstone OnDemand, Inc.	Information Technology	Internet Software & Services
Zix Corp.	Information Technology	Application Software
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
ICU Medical, Inc.	Health Care	Health Care Supplies
Intra-Cellular Therapies, Inc.	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Micro Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.6%		
Boot Barn Holdings, Inc. (A)	64	$ 1,174
Auto Parts & Equipment – 1.5%		
Motorcar Parts of America, Inc. (A)	92	2,868
Broadcasting – 0.8%		
Entravision Communications Corp.	221	1,467
Education Services – 1.9%		
2U, Inc. (A)	102	3,651
Home Improvement Retail – 2.3%		
Tile Shop Holdings, Inc. (A)	369	4,418
Homebuilding – 1.1%		
M/I Homes, Inc. (A)	90	2,125
Homefurnishing Retail – 1.2%		
Kirkland's, Inc.	104	2,234
Leisure Products – 2.1%		
Nautilus Group, Inc. (The) (A)	263	3,951
Movies & Entertainment – 2.9%		
Rentrak Corp. (A)	102	5,515
Restaurants – 4.8%		
Dave & Buster's Entertainment, Inc. (A)	70	2,652
Kona Grill, Inc. (A)	210	3,303
Potbelly Corp. (A)	290	3,187
		9,142
Specialty Stores – 3.5%		
Container Store Group, Inc. (The) (A)	212	2,978
Sportsman's Warehouse Holdings, Inc. (A)	293	3,613
		6,591
Total Consumer Discretionary – 22.7%		**43,136**
Consumer Staples		
Food Distributors – 0.7%		
Chefs' Warehouse Holdings LLC (The) (A)	86	1,215
Packaged Foods & Meats – 0.6%		
Inventure Foods, Inc. (A)	135	1,196
Personal Products – 1.5%		
Inter Parfums, Inc.	117	2,913
Total Consumer Staples – 2.8%		**5,324**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 2.1%		
Natural Gas Services Group, Inc. (A)	85	$ 1,635
RigNet, Inc. (A)	97	2,473
		4,108
Total Energy – 2.1%		**4,108**
Financials		
Asset Management & Custody Banks – 2.1%		
Actua Corp. (A)	126	1,484
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	147	2,530
		4,014
Investment Banking & Brokerage – 1.4%		
Marcus & Millichap, Inc. (A)	59	2,722
Total Financials – 3.5%		**6,736**
Health Care		
Biotechnology – 6.9%		
Enanta Pharmaceuticals, Inc. (A)	84	3,036
Natera, Inc. (A)	109	1,183
NewLink Genetics Corp. (A)	42	1,487
Repligen Corp. (A)	114	3,167
Retrophin, Inc. (A)	150	3,031
Synergy Pharmaceuticals, Inc. (A)	224	1,187
		13,091
Health Care Equipment – 3.0%		
Avinger, Inc. (A)	108	1,591
K2M Group Holdings, Inc. (A)	113	2,092
Oxford Immunotec Global plc (A)	149	2,016
		5,699
Health Care Facilities – 1.3%		
Surgical Care Affiliates, Inc. (A)	75	2,445
Health Care Services – 1.4%		
Adeptus Health, Inc., Class A (A)	33	2,687
Health Care Supplies – 4.8%		
Endologix, Inc. (A)	303	3,713
ICU Medical, Inc. (A)	36	3,887
Penumbra, Inc. (A)	14	580
Sientra, Inc. (A)	95	967
		9,147
Health Care Technology – 4.6%		
Evolent Health, Inc., Class A (A)	109	1,746
Imprivata, Inc. (A)	169	3,010
Omnicell, Inc. (A)	62	1,914

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology (Continued)		
Press Ganey Holdings, Inc. (A)	70	$ 2,077
		8,747
Pharmaceuticals – 7.7%		
Aerie Pharmaceuticals, Inc. (A)	140	2,489
Aratana Therapeutics, Inc. (A)	124	1,051
Intersect ENT, Inc. (A)	163	3,823
Intra-Cellular Therapies, Inc. (A)	96	3,860
ZS Pharma, Inc. (A)	53	3,493
		14,716
Total Health Care – 29.7%		**56,532**
Industrials		
Building Products – 1.5%		
PGT, Inc. (A)	234	2,872
Construction & Engineering – 1.7%		
MYR Group, Inc. (A)	124	3,238
Electrical Components & Equipment – 1.6%		
Thermon Group Holdings, Inc. (A)	143	2,941
Heavy Electrical Equipment – 0.6%		
Power Solutions International, Inc. (A)	51	1,147
Total Industrials – 5.4%		**10,198**
Information Technology		
Application Software – 2.4%		
Globant S.A. (A)	20	609
Zix Corp. (A)	947	3,985
		4,594
Communications Equipment – 1.3%		
Ruckus Wireless, Inc. (A)	216	2,571
Electronic Manufacturing Services – 0.3%		
Mercury Computer Systems, Inc. (A)	41	652
Internet Software & Services – 11.0%		
Amber Road, Inc. (A)	118	497
Cornerstone OnDemand, Inc. (A)	127	4,184
Envestnet, Inc. (A)	82	2,452
Internap Network Services Corp. (A)	438	2,687
LogMeIn, Inc. (A)	76	5,160
Q2 Holdings, Inc. (A)	131	3,236
SPS Commerce, Inc. (A)	39	2,634
		20,850

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 1.6%		
PDF Solutions, Inc. (A)	175	$ 1,750
SolarEdge Technologies, Inc. (A)	54	1,231
		2,981
Semiconductors – 1.6%		
NVE Corp.	63	3,068
Systems Software – 1.5%		
Barracuda Networks, Inc. (A)	178	2,779
Total Information Technology – 19.7%		37,495
Materials		
Diversified Metals & Mining – 0.6%		
Horsehead Holding Corp. (A)	358	1,088
Specialty Chemicals – 2.6%		
Flotek Industries, Inc. (A)	300	5,005
Total Materials – 3.2%		6,093
Telecommunication Services		
Alternative Carriers – 2.4%		
8x8, Inc. (A)	545	$ 4,503
Integrated Telecommunication Services – 1.9%		
GTT Communications, Inc. (A)	153	3,561
Wireless Telecommunication Service – 1.0%		
RingCentral, Inc., Class A (A)	110	1,998
Total Telecommunication Services – 5.3%		10,062
TOTAL COMMON STOCKS – 94.4%		$179,684
(Cost: $168,170)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 3.7%		
Baxter International, Inc., 0.260%, 10–21–15	$3,000	$ 2,999
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.150%, 10–6–15	4,000	4,000
		6,999
Master Note – 2.6%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (C)	4,915	4,915
TOTAL SHORT-TERM SECURITIES – 6.3%		$ 11,914
(Cost: $11,914)		
TOTAL INVESTMENT SECURITIES – 100.7%		$191,598
(Cost: $180,084)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(1,316)
NET ASSETS – 100.0%		$190,282

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$179,684	$ —	$ —
Short-Term Securities	—	11,914	—
Total	$179,684	$ 11,914	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**99.6%**
Consumer Discretionary	21.2%
Health Care	18.4%
Information Technology	17.7%
Industrials	16.9%
Financials	11.8%
Consumer Staples	6.7%
Energy	4.2%
Materials	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.4%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	348/410	85
3 Year	296/349	85
5 Year	247/316	78
10 Year	75/220	34

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Pandora Media, Inc.	Information Technology	Internet Software & Services
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Signature Bank	Financials	Regional Banks
Fortune Brands Home & Security, Inc.	Industrials	Building Products
CME Group, Inc.	Financials	Specialized Finance
Zoetis, Inc.	Health Care	Pharmaceuticals
Microchip Technology, Inc.	Information Technology	Semiconductors
First Republic Bank	Financials	Regional Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Mid Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.7%		
DSW, Inc., Class A	1,987	$ 50,301
Urban Outfitters, Inc. (A)	2,144	62,987
		113,288
Apparel, Accessories & Luxury Goods – 4.5%		
Burberry Group plc (B)	2,248	46,593
Kate Spade & Co. (A)	1,889	36,107
Polo Ralph Lauren Corp. (C)	578	68,313
Under Armour, Inc., Class A (A)	387	37,419
		188,432
Auto Parts & Equipment – 1.5%		
BorgWarner, Inc.	1,502	62,460
Homebuilding – 1.7%		
D.R. Horton, Inc.	1,233	36,205
Pulte Homes, Inc.	1,877	35,411
		71,616
Homefurnishing Retail – 2.3%		
Bed Bath & Beyond, Inc. (A)	1,169	66,680
Williams-Sonoma, Inc.	387	29,584
		96,264
Internet Retail – 1.0%		
TripAdvisor, Inc. (A)	653	41,178
Leisure Products – 3.3%		
Mattel, Inc.	2,790	58,759
Polaris Industries, Inc.	690	82,681
		141,440
Restaurants – 2.1%		
Dunkin' Brands Group, Inc. (C)	1,774	86,950
Specialty Stores – 2.1%		
Tiffany & Co.	739	57,064
Tractor Supply Co.	377	31,794
		88,858
Total Consumer Discretionary – 21.2%		**890,486**
Consumer Staples		
Distillers & Vintners – 0.9%		
Brown-Forman Corp., Class B	390	37,775
Food Retail – 1.4%		
Whole Foods Market, Inc.	1,775	56,173
Packaged Foods & Meats – 4.4%		
Blue Buffalo Pet Products, Inc. (A)	1,508	27,005
Hain Celestial Group, Inc. (The) (A)	1,478	76,257
Mead Johnson Nutrition Co. (C)	1,167	82,129
		185,391
Total Consumer Staples – 6.7%		**279,339**
Energy		
Oil & Gas Exploration & Production – 4.2%		
Cabot Oil & Gas Corp.	1,795	$ 39,244
Cimarex Energy Co.	366	37,500
Continental Resources, Inc. (A)	1,719	49,788
Noble Energy, Inc.	1,155	34,848
Oasis Petroleum LLC (A)	1,569	13,616
		174,996
Total Energy – 4.2%		**174,996**
Financials		
Asset Management & Custody Banks – 3.9%		
Northern Trust Corp.	1,815	123,696
Oaktree Capital Group LLC	804	39,806
		163,502
Regional Banks – 5.5%		
First Republic Bank	1,496	93,931
Signature Bank (A)	744	102,359
UMB Financial Corp.	652	33,116
		229,406
Specialized Finance – 2.4%		
CME Group, Inc.	1,089	100,971
Total Financials – 11.8%		**493,879**
Health Care		
Biotechnology – 6.0%		
ACADIA Pharmaceuticals, Inc. (A)	971	32,126
Alkermes plc (A)	1,374	80,630
BioMarin Pharmaceutical, Inc. (A)	585	61,662
Incyte Corp. (A)	356	39,239
Medivation, Inc. (A)	933	39,661
		253,318
Health Care Distributors – 1.6%		
Henry Schein, Inc. (A)	505	67,003
Health Care Equipment – 2.8%		
Intuitive Surgical, Inc. (A)	256	117,707
Health Care Facilities – 1.0%		
Acadia Healthcare Co., Inc. (A)	612	40,544
Health Care Services – 1.9%		
Diplomat Pharmacy, Inc. (A)	643	18,473
Laboratory Corp. of America Holdings (A)	562	60,950
		79,423
Health Care Supplies – 1.5%		
Align Technology, Inc. (A)	1,101	62,516
Health Care Technology – 1.2%		
Cerner Corp. (A)(C)	828	49,654
Pharmaceuticals – 2.4%		
Zoetis, Inc.	2,450	$100,890
Total Health Care – 18.4%		**771,055**
Industrials		
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	1,776	83,540
Building Products – 2.4%		
Fortune Brands Home & Security, Inc. (C)	2,149	102,014
Electrical Components & Equipment – 0.5%		
Generac Holdings, Inc. (A)	719	21,623
Environmental & Facilities Services – 1.3%		
Stericycle, Inc. (A)	374	52,053
Industrial Machinery – 1.5%		
Flowserve Corp.	1,026	42,217
Woodward, Inc.	502	20,441
		62,658
Research & Consulting Services – 6.1%		
CoStar Group, Inc. (A)(D)	498	86,102
Towers Watson & Co., Class A	742	87,059
Verisk Analytics, Inc., Class A (A)	1,137	84,007
		257,168
Trading Companies & Distributors – 2.1%		
Fastenal Co.	2,430	88,973
Trucking – 1.0%		
J.B. Hunt Transport Services, Inc.	590	42,091
Total Industrials – 16.9%		**710,120**
Information Technology		
Application Software – 1.5%		
ANSYS, Inc. (A)	737	65,003
Communications Equipment – 1.3%		
F5 Networks, Inc. (A)	455	52,697
Data Processing & Outsourced Services – 1.9%		
Alliance Data Systems Corp. (A)	301	77,825
Home Entertainment Software – 2.7%		
Electronic Arts, Inc. (A)(C)	1,699	115,087
Internet Software & Services – 3.8%		
GrubHub, Inc. (A)	1,701	41,398
Pandora Media, Inc. (A)	5,581	119,098
		160,496
IT Consulting & Other Services – 1.2%		
Teradata Corp. (A)	1,794	51,942
Semiconductors – 2.4%		
Microchip Technology, Inc.	2,319	99,923

Ivy Mid Cap Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 1.6%		
ServiceNow, Inc. (A)	938	$ 65,146
Technology Hardware, Storage & Peripherals – 1.3%		
SanDisk Corp.	1,020	55,425
Total Information Technology – 17.7%		**743,544**
Materials		
Fertilizers & Agricultural Chemicals – 1.2%		
Scotts Miracle-Gro Co. (The)	819	49,829
Specialty Chemicals – 1.5%		
Valspar Corp. (The)	909	65,314
Total Materials – 2.7%		**115,143**
TOTAL COMMON STOCKS – 99.6%		**$4,178,562**
(Cost: $3,991,755)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 0.2%		
Mondelez International, Inc., 0.260%, 10–21–15	$10,000	$9,998
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (F)	2,117	2,117
Municipal Obligations – 0.0%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (F)	250	250
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 10–7–15 (F)	1,000	1,000
		1,250
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government): 0.150%, 10–7–15 (F)	$942	$ 943
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 14,308**
(Cost: $14,308)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$4,192,870**
(Cost: $4,006,063)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**2,310**
NET ASSETS – 100.0%		**$4,195,180**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $13,109 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)All or a portion of securities with an aggregate value of $3,461 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(E)Rate shown is the yield to maturity at September 30, 2015.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Pacira Pharmaceuticals, Inc.	Goldman Sachs International	Put	2,887	November 2015	$85.00	$8,112	$(12,948)

Ivy Mid Cap Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 843,893	$ 46,593	$ —
Consumer Staples	279,339	—	—
Energy	174,996	—	—
Financials	493,879	—	—
Health Care	771,055	—	—
Industrials	710,120	—	—
Information Technology	743,544	—	—
Materials	115,143	—	—
Total Common Stocks	$4,131,969	$ 46,593	$ —
Short-Term Securities	—	14,308	—
Total	$4,131,969	$ 60,901	$ —
Liabilities			
Written Options	$ —	$ 12,948	$ —

During the period ended September 30, 2015, securities totaling $58,304 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Income Opportunities Fund

Asset Allocation

Stocks	**98.3%**
Industrials	19.1%
Information Technology	14.7%
Financials	14.0%
Consumer Discretionary	13.9%
Consumer Staples	8.6%
Energy	8.5%
Health Care	8.3%
Materials	8.3%
Utilities	2.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Paychex, Inc.	Information Technology	Data Processing & Outsourced Services
Microchip Technology, Inc.	Information Technology	Semiconductors
Maxim Integrated Products, Inc.	Information Technology	Semiconductors
Xilinx, Inc.	Information Technology	Semiconductors
Broadridge Financial Solutions, Inc.	Information Technology	Data Processing & Outsourced Services
Cracker Barrel Old Country Store, Inc.	Consumer Discretionary	Restaurants
American Water Works Co., Inc.	Utilities	Water Utilities
McCormick & Co., Inc.	Consumer Staples	Packaged Foods & Meats
Clorox Co. (The)	Consumer Staples	Household Products

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Mid Cap Income Opportunities Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.1%		
Limited Brands, Inc.	23	$2,071
Home Furnishings – 2.7%		
Leggett & Platt, Inc.	45	1,869
Leisure Products – 2.5%		
Mattel, Inc.	84	1,759
Movies & Entertainment – 2.7%		
Cinemark Holdings, Inc.	58	1,884
Restaurants – 2.9%		
Cracker Barrel Old Country Store, Inc.	14	2,027
Total Consumer Discretionary –13.9%		**9,610**
Consumer Staples		
Household Products – 2.9%		
Clorox Co. (The)	17	2,008
Packaged Foods & Meats – 5.7%		
Kellogg Co.	29	1,936
McCormick & Co., Inc.	25	2,024
		3,960
Total Consumer Staples – 8.6%		**5,968**
Energy		
Oil & Gas Drilling – 2.8%		
Helmerich & Payne, Inc.	42	1,975
Oil & Gas Storage & Transportation – 5.7%		
Plains All American Pipeline L.P.	66	2,005
Targa Resources Partners L.P.	65	1,882
		3,887
Total Energy – 8.5%		**5,862**
Financials		
Asset Management & Custody Banks – 2.8%		
Artisan Partners Asset Management, Inc.	54	1,909
Insurance Brokers – 2.6%		
Arthur J. Gallagher & Co.	44	1,825
Regional Banks – 8.6%		
BankUnited, Inc.	55	$ 1,982
Glacier Bancorp, Inc.	76	1,994
Umpqua Holdings Corp.	121	1,966
		5,942
Total Financials – 14.0%		**9,676**
Health Care		
Health Care Equipment – 2.8%		
Becton Dickinson & Co.	14	1,917
Health Care Facilities – 2.8%		
HealthSouth Corp.	51	1,953
Health Care Supplies – 2.7%		
Cardinal Health, Inc.	25	1,885
Total Health Care – 8.3%		**5,755**
Industrials		
Aerospace & Defense – 2.7%		
L-3 Communications Holdings, Inc.	18	1,898
Air Freight & Logistics – 2.8%		
C.H. Robinson Worldwide, Inc.	29	1,953
Commercial Printing – 2.8%		
Corrections Corp. of America	65	1,926
Diversified Support Services – 2.7%		
KAR Auction Services, Inc.	53	1,875
Environmental & Facilities Services – 2.8%		
Republic Services, Inc., Class A	47	1,934
Office Services & Supplies – 5.3%		
Avery Dennison Corp.	33	1,874
HNI Corp.	43	1,826
		3,700
Total Industrials – 19.1%		**13,286**
Information Technology		
Data Processing & Outsourced Services – 5.9%		
Broadridge Financial Solutions, Inc.	37	2,027
Paychex, Inc.	43	2,055
		4,082
Semiconductors – 8.8%		
Maxim Integrated Products, Inc.	61	$ 2,031
Microchip Technology, Inc.	47	2,043
Xilinx, Inc.	48	2,029
		6,103
Total Information Technology –14.7%		**10,185**
Materials		
Fertilizers & Agricultural Chemicals – 2.9%		
Scotts Miracle-Gro Co. (The)	33	2,004
Paper Packaging – 2.7%		
Sonoco Products Co.	49	1,857
Specialty Chemicals – 2.7%		
RPM International, Inc.	45	1,864
Total Materials – 8.3%		**5,725**
Utilities		
Water Utilities – 2.9%		
American Water Works Co., Inc.	37	2,025
Total Utilities – 2.9%		**2,025**
TOTAL COMMON STOCKS – 98.3%		**$68,092**
(Cost: $70,194)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 2.5%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (A)	$1,761	1,761
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 1,761**
(Cost: $1,761)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$69,853**
(Cost: $71,955)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		**(531)**
NET ASSETS – 100.0%		**$69,322**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$68,092	$ —	$ —
Short-Term Securities	—	1,761	—
Total	$68,092	$ 1,761	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

Asset Allocation

Corporate Obligations	**69.0%**
Commercial Paper	38.8%
Notes	16.5%
Certificate Of Deposit	11.2%
Master Note	2.5%
Municipal Obligations	**19.1%**
United States Government and Government Agency Obligations	**11.8%**
Cash and Other Assets (Net of Liabilities)	**0.1%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	30/201	15
3 Year	26/198	14
5 Year	27/193	14
10 Year	71/164	44

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.380%, 10–6–15 (A)	$ 250	$ 250
0.210%, 10–19–15	750	750
0.400%, 10–24–15 (A)	2,500	2,500
0.400%, 10–26–15 (A)	1,000	1,000
0.400%, 10–27–15 (A)	4,600	4,600
Bank of Nova Scotia (The),		
0.390%, 10–16–15 (A)	2,000	2,000
BMO Harris Bank N.A.:		
0.330%, 10–5–15 (A)	2,500	2,500
0.410%, 10–10–15 (A)	4,170	4,170
0.330%, 10–14–15 (A)	1,300	1,300
Toyota Motor Credit Corp.,		
0.300%, 10–20–15 (A)	3,300	3,300
Total Certificate Of Deposit –11.2%		**22,370**
Commercial Paper (B)		
Air Products and Chemicals, Inc.,		
0.160%, 10–19–15	2,000	2,000
Corporacion Andina de Fomento,		
0.180%, 11–24–15	2,100	2,099
Danaher Corp.:		
0.170%, 10–1–15	1,200	1,200
0.130%, 10–2–15	1,500	1,500
E.I. du Pont de Nemours and Co.,		
0.160%, 10–14–15	2,000	2,000
EMC Corp.:		
0.190%, 10–7–15	3,333	3,333
0.190%, 10–26–15	1,000	1,000
0.240%, 11–5–15	1,000	1,000
0.210%, 11–24–15	4,000	3,998
Emerson Electric Co.,		
0.150%, 10–8–15	1,000	1,000
Essilor International S.A.:		
0.180%, 10–1–15	3,000	3,000
0.170%, 10–5–15	2,950	2,950
Federal Home Loan Bank,		
0.110%, 12–8–15	2,260	2,259
J.M. Smucker Co. (The),		
0.280%, 10–1–15	980	980
John Deere Canada ULC (GTD by Deere & Co.),		
0.150%, 10–5–15	1,000	1,000
L Air Liquide S.A.:		
0.170%, 10–1–15	2,700	2,700
0.160%, 10–21–15	1,500	1,500
Microsoft Corp.,		
0.160%, 11–18–15	4,000	3,999
Mondelez International, Inc.,		
0.260%, 10–1–15	980	980
National Oilwell Varco, Inc.:		
0.200%, 10–6–15	3,750	3,750
0.240%, 10–7–15	2,000	2,000
0.150%, 10–14–15	2,000	2,000
0.310%, 10–28–15	1,500	1,499
Northern Illinois Gas Co.:		
0.220%, 10–1–15	1,100	1,100
0.310%, 10–6–15	3,300	3,300
0.310%, 10–7–15	400	400
0.310%, 10–9–15	1,600	1,600
0.290%, 10–13–15	3,450	3,449
CORPORATE OBLIGATIONS (Continued)	**Principal**	**Value**
Commercial Paper (Continued)		
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.250%, 10–30–15	$5,900	$ 5,899
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.220%, 10–15–15	1,726	1,726
River Fuel Trust #1 (GTD by Bank of Nova Scotia):		
0.180%, 10–7–15	1,900	1,900
0.210%, 10–30–15	250	250
St. Jude Medical, Inc.:		
0.240%, 10–26–15	2,700	2,699
0.460%, 12–4–15	1,150	1,149
The Regents of the Univ of CA, Commercial Paper Notes, Ser B (Taxable),		
0.190%, 11–19–15	1,000	1,000
Wisconsin Electric Power Co.:		
0.290%, 10–1–15	2,514	2,514
0.290%, 10–6–15	3,000	3,000
Total Commercial Paper – 38.8%		**77,733**
Master Note		
Toyota Motor Credit Corp.,		
0.200%, 10–7–15 (A)	5,025	5,025
Total Master Note – 2.5%		**5,025**
Notes		
American Honda Finance Corp.:		
0.280%, 10–7–15 (A)	3,500	3,500
0.310%, 10–15–15 (A)	1,600	1,600
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
0.800%, 1–15–16	1,000	1,001
Bank of Nova Scotia (The):		
0.300%, 10–5–15 (A)	1,500	1,500
0.810%, 10–17–15 (A)	1,500	1,505
0.550%, 12–27–15 (A)	900	901
General Electric Capital Corp.:		
0.470%, 10–6–15 (A)	1,500	1,500
0.480%, 10–9–15 (A)	1,846	1,847
1.111%, 11–8–15 (A)	400	401
0.930%, 12–11–15 (A)	1,600	1,602
JPMorgan Chase & Co.,		
0.490%, 12–7–15 (A)	3,550	3,550
John Deere Capital Corp.,		
0.450%, 12–10–15 (A)	800	800
JPMorgan Chase Bank N.A.:		
0.460%, 10–22–15 (A)	1,250	1,250
0.340%, 10–23–15 (A)	1,600	1,600
NIKE, Inc.,		
5.150%, 10–15–15	165	165
PepsiCo, Inc.,		
0.540%, 11–28–15 (A)	550	550
Rabobank Nederland,		
0.360%, 12–1–15 (A)	1,000	1,000
CORPORATE OBLIGATIONS (Continued)	**Principal**	**Value**
Notes (Continued)		
Toyota Motor Credit Corp.,		
0.300%, 10–14–15 (A)	$1,500	$ 1,500
Wells Fargo & Co.,		
0.490%, 10–28–15(A)	400	400
Wells Fargo Bank N.A.:		
0.380%, 10–20–15 (A)	1,600	1,600
0.420%, 10–20–15 (A)	2,000	2,000
0.450%, 12–10–15 (A)	1,500	1,500
0.460%, 12–15–15 (A)	1,800	1,800
Total Notes – 16.5%		**33,072**
TOTAL CORPORATE OBLIGATIONS – 69.0%		**$138,200**
(Cost: $138,200)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 3.6%		
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.),		
0.010%, 10–7–15 (A)	570	570
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government),		
0.030%, 10–7–15 (A)	700	700
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada),		
0.220%, 10–19–15	1,717	1,717
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada),		
0.160%, 11–17–15	4,000	4,000
		6,987
Colorado – 1.8%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.),		
0.040%, 10–7–15 (A)	720	720
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.),		
0.030%, 10–7–15 (A)	2,700	2,700
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.),		
0.250%, 10–7–15 (A)	250	250
		3,670

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia – 2.6%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.180%, 11–3–15	$4,000	$4,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells FargoBank N.A.), 0.170%, 10–6–15	1,200	1,200
		5,200
Illinois – 0.4%		
Chicago O'Hare Intl Arpt, Commercial Paper Notes, Ser D-3 (GTD by BMO Harris Bank N.A.), 0.210%, 10–20–15	800	800
Kansas – 1.0%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.010%, 10–1–15 (A)	2,040	2,040
Louisiana – 2.0%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	2,911	2,911
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.010%, 10–1–15 (A)	1,000	1,000
		3,911
Maryland – 0.9%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 10–7–15 (A)	1,900	1,900
Michigan – 1.2%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.020%, 10–1–15 (A)	2,500	2,500
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.150%, 10–7–15 (A)	$ 950	$ 950
New Jersey – 0.5%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.190%, 10–7–15 (A)	1,045	1,045
New York – 0.8%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.010%, 10–7–15 (A)	500	500
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.020%, 10–7–15 (A)	500	500
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.010%, 10–7–15 (A)	644	644
		1,644
Ohio – 0.1%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.020%, 10–7–15 (A)	300	300
Tennessee – 0.4%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (A)	760	760
Texas – 2.4%		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	1,800	1,800
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	2,925	2,925
		4,725
Virginia – 0.3%		
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.), 0.180%, 10–1–15	$ 570	$ 570
Wyoming – 0.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	1,283	1,283
TOTAL MUNICIPAL OBLIGATIONS – 19.1%		**$ 38,285**
(Cost: $38,285)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations – 11.8%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.140%, 10–7–15 (A)	3,693	3,693
0.150%, 10–7–15 (A)	15,437	15,437
0.180%, 10–7–15 (A)	2,600	2,600
0.140%, 10–29–15 (A)	2,000	2,000
		23,730
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 11.8%		**$ 23,730**
(Cost: $23,730)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$200,215**
(Cost: $200,215)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**146**
NET ASSETS – 100.0%		**$200,361**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(B) Rate shown is the yield to maturity at September 30, 2015.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$138,200	$ —
Municipal Obligations	—	38,285	—
United States Government and Government Agency Obligations	—	23,730	—
Total	$ —	$200,215	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**86.6%**
Municipal Bonds	86.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.4%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	201/258	78
3 Year	179/228	79
5 Year	155/206	75
10 Year	70/155	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**79.1%**
AAA	3.0%
AA	38.2%
A	26.1%
BBB	11.8%
Non-Investment Grade	**7.5%**
BB	1.3%
CCC	0.3%
Non-rated	5.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.2%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 562
The Spl Care Fac Fin Auth of Birmingham-Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6–1–39	750	881
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	834
		2,277
Arizona – 1.2%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	1,000	1,117
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	572
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	598
		2,287
California – 13.2%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.971%, 4–1–45 (A)	1,000	1,002
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.120%, 4–1–45 (A)	1,500	1,498
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42	345	382
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	512
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23	415	441
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22	375	412
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	$ 500	$ 544
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5–15–21	1,365	1,561
CA Various Purp GO Bonds:		
5.250%, 9–1–26	1,500	1,786
5.250%, 10–1–29	500	579
6.500%, 4–1–33	1,000	1,188
6.000%, 11–1–39	500	596
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	2,000	2,288
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6–1–34	1,190	1,398
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	552
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.502%, 3–1–34 (A)	1,000	1,000
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–30	1,000	1,145
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9–1–34	750	858
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34	500	564
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10–1–36	670	761
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	294
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	278
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	652
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25	$445	$ 519
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	500	587
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	572
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	608
5.000%, 12–1–24	500	602
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11–1–38	500	578
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (B)	150	82
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	355
		24,194
Colorado – 2.2%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	556
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	570
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	10	10
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	580
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	556
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	318

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6–1–35	$ 435	$ 493
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	873
		3,956
Connecticut – 0.8%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	408
CT GO Bonds, Ser 2012D, 0.940%, 9–15–19 (A)	1,000	994
		1,402
District Of Columbia – 1.4%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19	1,000	1,111
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	905
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	500	593
		2,609
Florida – 5.7%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	603
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	550
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	430
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10–1–35	300	336
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	630
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	762

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	$ 500	$ 565
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	569
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	570
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	500	606
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17	500	542
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	658
Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5–15–30	1,000	1,119
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	825
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	552
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	553
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22	500	581
		10,451
Georgia – 1.1%		
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.372%, 1–1–24 (A)	1,500	1,485

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	$ 500	$ 565
		2,050
Hawaii – 1.6%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,167
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7–1–35	1,500	1,702
		2,869
Illinois – 4.3%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.000%, 5–1–26	185	186
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	571
City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11–1–39	1,500	1,570
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	544
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	564
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	438
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,000	1,019
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2–1–32	695	791
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6–15–26	300	348
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	1,100	1,219
State of IL GO Bonds, 5.500%, 7–1–26	500	548
		7,798

Ivy Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana – 0.7%		
East Chicago Elem Sch Bldg Corp. (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	$ 40	$ 40
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	195	197
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	500	538
Mt. Vernon Sch Bldg Corp. of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM), 5.250%, 1–15–32	500	539
		1,314
Iowa – 1.0%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,083
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	750	747
		1,830
Kansas – 0.9%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	536
Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24	1,050	1,193
		1,729
Kentucky – 1.5%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	571
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	578
6.500%, 3–1–45	675	765
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	558

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky (Continued)		
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	$ 330	$ 342
		2,814
Louisiana – 2.7%		
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24	500	579
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	750	860
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	569
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12–1–26	1,500	1,704
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12–1–22	1,000	1,144
		4,856
Maine – 1.4%		
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7–1–34	2,255	2,623
Maryland – 0.9%		
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	579
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.962%, 5–15–38 (A)	995	1,001
		1,580
Massachusetts – 0.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	485	537
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	725	767
		1,304

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan – 3.8%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	$ 500	$ 543
MI Fin Auth, Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21	1,000	1,084
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12–1–35	500	560
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4–15–34	500	570
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	750	849
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11–15–32	2,000	2,309
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10–15–22 (B)	1,000	744
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	342
		7,001
Minnesota – 0.3%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	571
Mississippi – 0.5%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	842
Missouri – 2.6%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	139
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	750	828

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31	$ 750	$ 824
Platte Cnty R-III Sch Dist Bldg Corp., Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	368
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	510
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9–1–32	1,120	1,196
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	468	33
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	200	205
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	106
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	511
		4,720
Nebraska – 0.6%		
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2–1–33	1,000	1,149
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	570
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12–1–16	75	80
6.250%, 12–1–17	270	302
6.500%, 12–1–18	290	340
		1,292

MUNICIPAL BONDS (Continued)

	Principal	Value
New Hampshire – 0.6%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	$ 150	$ 169
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	500	595
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	280	287
		1,051
New Jersey – 3.7%		
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	949
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 0.920%, 2–1–17 (A)	2,000	1,977
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	533
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	557
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	564
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	553
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	500	570
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	500	524
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	516
		6,743
New Mexico – 0.2%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	250	262

MUNICIPAL BONDS (Continued)

	Principal	Value
New Mexico (Continued)		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	$ 65	$ 66
		328
New York – 9.7%		
Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7–1–35	750	842
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2–15–38	750	856
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (GTD by AGM), 5.000%, 9–1–39	1,500	1,670
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36	1,500	1,697
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11–15–34	1,000	1,146
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.220%, 7–1–29 (A)	1,425	1,332
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.486%, 12–1–23 (A)	1,380	1,311
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.137%, 5–1–34 (A)	2,000	1,830
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8–1–30	1,000	1,154
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	415	431
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	500	380
0.000%, 3–1–26 (B)	500	359
0.000%, 3–1–27 (B)	500	344

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6–15–37	$1,500	$ 1,728
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29	400	467
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	500	552
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	1,500	1,764
		17,863
North Carolina – 0.5%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	150	163
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B)	500	207
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	590
		960
Ohio – 0.8%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	576
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	431
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27	390	411
		1,418
Oklahoma – 0.5%		
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18	905	1,006
Oregon – 0.8%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	$ 250	$ 277
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7–1–34	1,000	1,153
		1,430
Pennsylvania – 3.9%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	264
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17	895	902
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	600	686
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	539
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35	750	831
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	558
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	750	844
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	1,500	1,660
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	400	444
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	445	495
		7,223
Rhode Island – 0.3%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	445	481
South Carolina – 0.6%		
SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12–1–29	$1,000	$1,167
Tennessee – 0.8%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25	750	855
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	551
		1,406
Texas – 8.7%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18	300	328
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Counties), Ser 2014, 5.000%, 11–15–39	1,000	1,098
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	392
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	612
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	559
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34	1,000	972
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	532
Harris Cnty Cultural Edu Fac Fin Corp., Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	210
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	1,000	1,013
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,232

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32	$ 500	$ 549
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.620%, 5–15–34 (A)	500	500
Howard Cnty, TX, GO Bonds, Ser 2008, 4.650%, 2–15–24	505	551
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	564
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17	505	525
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	1,000	589
North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Int Bonds), Ser 2008A, 6.000%, 1–1–25	500	558
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	549
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	257
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A, 5.250%, 11–15–35	400	405
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	359
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	1,000	1,049
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	585

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	$ 750	$ 913
TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8–15–37	1,000	1,102
		16,003
Utah – 0.4%		
Midvale, UT, Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10–15–16	195	198
2.000%, 10–15–17	465	475
		673
Virgin Islands – 0.9%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	500	545
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,084
		1,629
Virginia – 0.5%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	574
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	282
		856
Washington – 0.5%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3–1–35	300	340
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	532
		872

MUNICIPAL BONDS (Continued)	Principal	Value
West Virginia – 0.3%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	$ 500	$ 550
Wisconsin – 0.9%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	1,000	1,137
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	594
		1,731
Wyoming – 1.0%		
WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.950%, 12–1–30	1,250	1,283
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	546
		1,829
TOTAL MUNICIPAL BONDS – 86.6%		**$158,737**
(Cost: $147,867)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.7%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (D)	3,059	3,059
Municipal Obligations – 9.1%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America N.A.), 0.010%, 10–1–15 (D)	800	800
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.020%, 10–7–15 (D)	4,900	4,900
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (D)	1,900	1,900

SCHEDULE OF INVESTMENTS
Ivy Municipal Bond Fund *(in thousands)*

SEPTEMBER 30, 2015 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.010%, 10–1–15 (D)	$ 900	$ 900
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.020%, 10–7–15 (D)	3,200	3,200

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.010%, 4–1–28 (D)	$5,000	$ 5,000
		16,700
TOTAL SHORT-TERM SECURITIES – 10.8%		**$ 19,759**
(Cost: $19,759)		
TOTAL INVESTMENT SECURITIES – 97.4%		**$178,496**
(Cost: $167,626)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%		4,710
NET ASSETS – 100.0%		**$183,206**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$158,737	$ —
Short-Term Securities	—	19,759	—
Total	$ —	$178,496	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**0.1%**
Bonds	**92.6%**
Municipal Bonds	92.4%
Corporate Debt Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**7.3%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	85/145	59
3 Year	75/116	65
5 Year	59/109	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**28.5%**
AA	1.6%
A	6.0%
BBB	20.9%
Non-Investment Grade	**64.1%**
BB	10.9%
B	4.2%
CCC	1.9%
Below CCC	3.2%
Non-rated	43.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	**7.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Education Services – 0.1%		
1155 Island Avenue LLC (A)	6,578	$ 1,250
Total Consumer Discretionary – 0.1%		$ 1,250
TOTAL COMMON STOCKS – 0.1%		$ 1,250
(Cost: $1,074)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Education Services – 0.2%		
1155 Island Avenue LLC, 10.000%, 12–11–24 (A)(B)	$2,960	2,960
Total Consumer Discretionary – 0.2%		$ 2,960
TOTAL CORPORATE DEBT SECURITIES – 0.2%		$ 2,960
(Cost: $2,560)		

MUNICIPAL BONDS	Principal	Value
Alabama – 0.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21	1,000	1,159
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6–1–37	8,485	9,045
		10,204
Alaska – 0.5%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	8,500	6,759
American Samoa – 0.4%		
American Samoa Econ Dev Auth, Gen Rev and Ref Bonds, Ser 2015A, 6.625%, 9–1–35	5,000	5,014
Arizona – 1.6%		
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	7,500	8,324
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12–15–43	1,500	1,704
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	$2,390	$ 2,634
6.250%, 12–1–42	2,150	2,334
6.250%, 12–1–46	1,000	1,084
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	4,072
		20,152
California – 7.7%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,535
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	1,155
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,711
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22	400	451
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	2,170	2,371
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42	1,200	1,233
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6–1–45	4,000	3,873
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11–1–33	1,400	1,424
5.875%, 11–1–43	1,890	1,922
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	7,365	7,808
6.350%, 7–1–46	250	267
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11–15–24	2,490	2,898
7.000%, 11–15–29	$ 2,000	$ 2,337
7.250%, 11–15–41	6,000	6,981
CA Various Purp GO Bonds, 6.000%, 4–1–35	500	585
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9–15–42	2,760	2,942
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	5,140	4,267
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp.), Ser 2007, 4.625%, 6–1–21	5,790	5,705
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11–1–39	4,935	5,478
6.000%, 11–1–41	3,000	3,191
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	107
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12–1–26	1,400	1,823
8.000%, 12–1–31	9,400	11,808
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	8,000	9,069
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	17,395	15,336
		99,277
Colorado – 3.0%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	5,850	6,094
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	5,000	5,525
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	102

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	$ 230	$ 273
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	1,000	1,102
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1–1–44	3,250	3,482
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6–1–32	2,610	2,252
7.125%, 6–1–47	3,000	2,589
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,375
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	4,345	3,602
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	3,500	3,899
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,493
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,605	3,594
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	1,515	1,617
		38,999
Connecticut – 0.7%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,371
Stamford, CT, Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41	5,000	6,400
		8,771
Delaware – 0.6%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45	$7,000	$ 7,290
District Of Columbia – 0.1%		
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (C)	1,000	1,070
Florida – 3.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	875	958
6.750%, 11–1–39	2,060	2,267
Cap Trust Agy, First Mtg Rev Bonds (Silver Creek St. Augustin Proj), Ser 2014A, 8.250%, 1–1–49	3,000	2,731
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	5,428
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–40	4,000	4,152
6.125%, 6–15–43	5,500	5,595
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6–15–44	5,300	5,367
FL Dev Fin Corp., Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18	1,000	1,005
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	6,000	6,706
Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9–15–45	3,250	3,255
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10–1–40	2,000	2,165
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–40	4,800	6,319
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10–1–47	2,000	2,136
		48,084
Georgia – 0.7%		
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1–1–46	$9,000	$ 9,065
Guam – 1.0%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12–1–30	1,400	1,527
6.875%, 12–1–40	3,500	3,841
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	6,000	7,414
		12,782
Hawaii – 0.6%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 9.000%, 11–15–44	4,200	5,262
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42	2,000	2,064
		7,326
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,071
6.250%, 7–1–45	550	588
		1,659
Illinois – 10.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	4,160	4,202
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2–15–24	1,200	1,203
Chicago Midway Arpt, Second Lien Rev and Rev Rfdg Bonds, Ser 2014B, 5.000%, 1–1–35	4,500	4,963
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1–1–35	3,000	3,276
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	6,000	5,601
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	1,000	1,150

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A,		
8.000%, 12–1–28	$ 205	$ 216
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009,		
6.500%, 4–1–44	10,000	10,839
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5–15–40	15,000	17,223
8.000%, 5–15–46	4,500	5,162
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012,		
5.625%, 5–15–42	5,300	5,584
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010,		
6.500%, 10–15–40	9,500	9,880
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009,		
7.000%, 8–15–44	7,000	8,576
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,006
5.875%, 2–15–38	3,000	3,011
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009,		
7.875%, 3–1–32	500	522
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010,		
7.500%, 3–1–32	1,500	1,558
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A,		
7.000%, 7–1–41	6,000	6,309
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008,		
7.000%, 12–1–22	1,680	1,933
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009,		
8.000%, 1–15–22	315	338
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012,		
5.250%, 3–1–23	4,790	4,990
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,177

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
7.375%, 11–15–45	$ 1,500	$ 1,604
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012,		
6.500%, 12–1–32	4,935	5,091
Vlg of Bridgeview, Cook Cnty, IL GO Rfdg Bonds, Ser 2014A,		
5.500%, 12–1–43	5,000	4,843
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A:		
5.750%, 12–1–35	2,705	2,805
5.625%, 12–1–41	3,365	3,393
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012,		
5.625%, 12–1–31	1,505	1,490
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010,		
0.000%, 12–1–29 (C)	1,840	1,567
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011,		
8.000%, 10–1–36	10,035	10,961
		130,473
Indiana – 3.0%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11–15–27	1,575	1,783
7.000%, 11–15–32	2,000	2,245
7.125%, 11–15–42	7,500	8,426
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008,		
6.000%, 1–15–17	5	5
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B,		
6.450%, 1–1–23	190	191
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A,		
5.000%, 6–1–39	10,000	10,392
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010,		
6.000%, 7–15–27	3,170	3,495
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012,		
6.000%, 8–1–39	5,000	5,055
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A,		
7.000%, 2–1–30	1,880	2,003

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010,		
6.750%, 1–15–32	$ 1,100	$ 1,214
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006,		
5.350%, 1–15–27	3,520	3,583
		38,392
Iowa – 0.2%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A,		
6.750%, 11–15–37	3,000	3,154
Kansas – 0.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009,		
7.000%, 9–1–38	500	536
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009,		
4.480%, 9–1–30 (D)	1,000	1,006
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A,		
5.750%, 9–1–32 (E)	4,000	3,983
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A,		
7.625%, 8–1–37	4,000	4,170
		9,695
Kentucky – 2.2%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	12,000	13,589
6.500%, 3–1–45	6,000	6,801
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A,		
5.750%, 7–1–49	5,000	5,614
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010,		
6.375%, 8–1–40	2,000	2,190
		28,194
Louisiana – 2.0%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A,		
5.625%, 6–1–45	5,000	5,026

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7–1–39	$13,500	$13,948
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39	6,000	6,653
		25,627
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue), Ser 2013, 5.000%, 7–1–43	2,000	2,108
Maryland – 0.3%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	536
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	3,350	3,371
		3,907
Massachusetts – 2.0%		
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.379%, 1–1–31 (D)	30,000	25,463
Michigan – 5.1%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4–1–23	220	218
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	4,195	4,503
Kent Hosp, Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40	15,500	15,510
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11–15–35	3,000	3,036
MI Fin Auth, Local Govt Loan Prog Rev Bonds (City of Detroit Unlimited Tax GO Restructured Local Proj Bonds), Ser 2014G (Insured by AMBAC), 5.250%, 4–1–23	1,200	1,186

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	$ 1,000	$ 1,022
7.450%, 10–1–41	2,000	2,052
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,765
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20	1,425	1,565
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 (F)	13,000	8,221
MI Fin Auth, State Aid Rev Notes (Detroit Sch Dist), Ser 2001A-1, 8.000%, 10–1–30 (F)	2,480	1,568
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12–1–30	1,720	1,720
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42	16,500	16,506
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6–1–22	4,330	3,863
		65,735
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B: 6.500%, 11–15–38	4,350	4,971
Missouri – 2.7%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	505	533
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12–1–29	1,540	1,559
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25	520	531
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	200	158

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	$ 250	$ 242
5.400%, 10–1–26	385	359
5.500%, 10–1–31	425	383
5.550%, 10–1–36	325	284
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,361
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4–1–55 (C)	988	148
5.750%, 4–1–55	715	672
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	975	1,013
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj), Ser 2011, 7.250%, 4–1–30	5,000	5,171
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	930	970
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	243
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	7,975	9,104
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (C)	750	301
0.000%, 7–15–37 (C)	1,500	573
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33 (F)	3,950	1,382
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	105	108
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,140	1,142

Ivy Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
6.500%, 1–1–35	$3,000	$ 3,005
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,000	975
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (F)	1,871	132
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	200	205
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	3,000	3,005
		34,559
Nebraska – 0.7%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	5,000	5,495
5.000%, 9–1–42	3,000	3,226
		8,721
Nevada – 0.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	1,500	1,708
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	324
		2,032
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	2,300	2,601
New Jersey – 1.6%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6–15–26	1,000	1,068
5.000%, 6–15–28	1,000	1,054
5.000%, 6–15–29	500	524
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000A, 5.625%, 11–15–30	2,500	2,789

MUNICIPAL BONDS (Continued)

	Principal	Value
New Jersey (Continued)		
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	$ 850	$ 1,030
7.500%, 12–1–32	450	551
Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A Sr Current Int Bonds, 4.750%, 6–1–34	5,000	3,887
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	12,000	9,493
		20,396
New York – 4.6%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10–1–22	1,000	1,156
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1–1–32	5,269	5,280
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1–1–49	9,000	8,916
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1–1–49	2,179	2,158
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7–1–20	4,358	4,359
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1–1–49	7,577	414
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11–15–44	25,000	25,343
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	11,500	11,518
		59,144

MUNICIPAL BONDS (Continued)

	Principal	Value
North Carolina – 0.1%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	$1,520	$ 1,628
Ohio – 2.2%		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,565	2,935
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	960	962
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2–15–48	8,000	8,215
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,256
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	595
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12–1–42	3,750	4,055
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	820	859
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	9,018
		27,895
Oklahoma – 0.7%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,004
6.000%, 11–15–38	7,495	7,503
		9,507
Oregon – 1.0%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,530

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5–15–42	$ 1,900	$ 2,095
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	930	989
6.375%, 9–1–40	1,750	1,884
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,180	5,883
		12,381
Pennsylvania – 5.0%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	245
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	5,348
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	14,500	14,804
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	2,530	2,700
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,134
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (C)	19,000	20,993
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	1,068
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,587
7.625%, 12–15–41	6,925	7,777
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41	2,000	2,201

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	$ 1,250	$ 1,389
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (F)	70	13
		64,259
Puerto Rico – 4.3%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35	11,000	8,267
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40	3,000	1,992
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	2,029
5.500%, 7–1–39	5,000	3,259
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.250%, 7–1–24	9,000	6,339
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47	12,000	8,258
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	2,415	1,571
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42	5,000	3,254
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	14,000	9,103
PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7–1–42	8,755	5,092
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25 (F)	5,025	829
6.000%, 8–1–26 (F)	1,000	165
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,500	2,328
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 5.375%, 8–1–39	5,000	2,104
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35	1,000	426
		55,016

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina – 0.1%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	$ 1,550	$ 1,821
Texas – 15.0%		
Cap Area Cultural Ed Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	3,150	3,620
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	500	612
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (C)	500	199
0.000%, 1–1–40 (C)	500	160
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1–1–33	6,000	6,496
5.000%, 1–1–42	3,000	3,197
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	8,000	8,432
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	11,055
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	125	138
9.000%, 9–1–38	1,250	1,381
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	538
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2–15–33	2,000	2,025
6.000%, 2–15–38	250	253
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	3,800	4,917
Houston, TX, Arpt Sys Spec Fac Rev Rfdg Bonds (United Airlines, Inc. Arpt Impvt Proj), Ser 2015C, 5.000%, 7–15–20	10,000	10,598
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,146
5.000%, 7–1–26	2,680	3,062

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	$ 2,000	$ 2,393
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,460	2,782
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	1,500	1,536
6.625%, 7–1–36	7,000	7,155
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,649
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9–1–43 (C)	11,000	9,955
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	391
6.500%, 8–15–39	200	225
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7–1–38	12,870	13,876
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	190
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	2,000	2,066
5.625%, 11–15–27	250	257
5.750%, 11–15–37	6,840	6,981
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,438
8.125%, 11–15–39	5,000	4,759
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015B-1, 4.500%, 11–15–21	6,000	6,015
Travis Cnty Hlth Fac Dev Corp., Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	$ 400	$ 402
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	3,000	3,245
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,436
7.500%, 6–30–33	2,700	3,287
7.000%, 6–30–40	13,430	15,994
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	12,975	15,184
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	10,000	12,100
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,501
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	10,000	10,896
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	5,000	6,009
		193,551
Utah – 0.4%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	1,103
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,316
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,216
		5,635
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 6.625%, 10–1–29	$ 935	$ 1,048
Virginia – 2.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,039	2,972
2.000%, 10–1–48	983	44
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	450	519
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	490	545
7.500%, 7–1–29	25	29
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3–1–36	4,300	4,899
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. - Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	380	380
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	8,000	9,060
5.500%, 1–1–42	7,500	8,163
		26,611
Washington – 1.6%		
Indl Dev Corp of the Port of Seattle, Spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30	4,000	4,186
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	1,945	2,114
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	795	920
7.000%, 7–1–31	1,680	2,043
7.000%, 7–1–39	2,000	2,432

MUNICIPAL BONDS (Continued)	Principal	Value
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38 . . .	$ 250	$ 303
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1–1–49 . . .	8,000	9,165
		21,163
West Virginia – 0.3%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37 . .	4,000	4,413
Wisconsin – 1.8%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42 . . .	5,000	5,190
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35 . . .	1,220	1,349
6.125%, 6–1–39 . . .	250	275
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29 . .	2,180	2,569
7.625%, 9–15–39 . .	5,500	6,514
WI Hlth and Edu Fac Auth, Rev Bonds (Woodland Hills Sr Hsng Proj), Ser 2014, 5.000%, 12–1–44 . .	4,000	4,020
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45 . .	4,000	3,919
		23,836
TOTAL MUNICIPAL BONDS – 92.4%		**$1,190,388**

(Cost: $1,157,396)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 3.0%		
Baxter International, Inc., 0.260%, 10–22–15	$ 5,000	$ 4,999
Becton Dickinson & Co.,		
0.360%, 10–5–15	7,000	7,000
0.260%, 10–19–15	5,000	4,999
Campbell Soup Co., 0.340%, 10–5–15	10,000	10,000
United Technologies Corp., 0.250%, 10–14–15	10,000	9,999
		36,997
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (H) . . .	2,947	2,947
Municipal Obligations – 2.4%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.020%, 10–7–15 (H) . .	700	700
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.020%, 10–7–15 (H) . . .	1,400	1,400
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 10–7–15 (H)	2,000	2,000
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.020%, 10–7–15 (H) . . .	1,300	1,300
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (H) . . .	15,990	15,990

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 10–7–15 (H)	$2,000	$ 2,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.020%, 10–7–15 (H)	6,000	6,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.010%, 4–1–28 (H)	2,000	2,000
		31,390
TOTAL SHORT-TERM SECURITIES – 5.6%		**$ 71,334**
(Cost: $71,333)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$1,265,932**
(Cost: $1,232,364)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7% (I)		**22,093**
NET ASSETS – 100.0%		**$1,288,025**

Notes to Schedule of Investments

(A) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(B) Payment-in-kind bonds.

(C) Zero coupon bond.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(E) Purchased on a when-issued basis with settlement subsequent to September 30, 2015.

(F) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Rate shown is the yield to maturity at September 30, 2015.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(I) Cash of $554 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	12-31-15	163	$(25,647)	$(106)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ 1,250	$ —
Corporate Debt Securities	—	2,960	—
Municipal Bonds	—	1,190,388	—
Short-Term Securities	—	71,334	—
Total	$ —	$1,265,932	$ —
Liabilities			
Futures Contracts	$106	$ —	$ —

During the period ended September 30, 2015, securities totaling $1,250 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**90.3%**
Information Technology	23.1%
Consumer Discretionary	22.2%
Health Care	15.7%
Financials	14.2%
Industrials	10.4%
Energy	2.8%
Consumer Staples	1.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.7%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	180/549	33
3 Year	291/485	60
5 Year	311/428	73
10 Year	89/305	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities
Jack Henry & Associates, Inc.	Information Technology	Data Processing & Outsourced Services
SVB Financial Group	Financials	Regional Banks
Watsco, Inc.	Industrials	Trading Companies & Distributors
DexCom, Inc.	Health Care	Health Care Equipment
Bank of the Ozarks, Inc.	Financials	Regional Banks
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Manhattan Associates, Inc.	Information Technology	Application Software
Monro Muffler Brake, Inc.	Consumer Discretionary	Automotive Retail

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.5%		
Zumiez, Inc. (A)	323	$ 5,048
Apparel, Accessories & Luxury Goods – 3.9%		
Carter's, Inc.	161	14,566
Kate Spade & Co. (A)	511	9,758
Oxford Industries, Inc.	199	14,687
		39,011
Automotive Retail – 2.9%		
CST Brands, Inc.	230	7,725
Monro Muffler Brake, Inc.	314	21,224
		28,949
Broadcasting – 0.3%		
Townsquare Media, Inc. (A)	289	2,827
Distributors – 1.8%		
Pool Corp.	258	18,661
General Merchandise Stores – 2.3%		
Burlington Stores, Inc. (A)	388	19,783
Ollie's Bargain Outlet Holdings, Inc. (A)	224	3,620
		23,403
Hotels, Resorts & Cruise Lines – 1.0%		
La Quinta Holdings, Inc. (A)	629	9,925
Internet Retail – 0.8%		
Travelport Worldwide Ltd.	592	7,829
Leisure Facilities – 3.4%		
Vail Resorts, Inc.	330	34,576
Restaurants – 5.3%		
Dave & Buster's Entertainment, Inc. (A)	478	18,100
Fiesta Restaurant Group, Inc. (A)	410	18,579
Sonic Corp. (B)	759	17,419
		54,098
Total Consumer Discretionary – 22.2%		**224,327**
Consumer Staples		
Packaged Foods & Meats – 1.9%		
Amplify Snack Brands, Inc. (A)	128	1,371
Lance, Inc. (B)	535	18,039
		19,410
Total Consumer Staples – 1.9%		**19,410**
Energy		
Oil & Gas Exploration & Production – 2.8%		
Bonanza Creek Energy, Inc. (A)	390	1,586
Diamondback Energy, Inc. (A)	157	10,123
Matador Resources Co. (A)	200	$ 4,142
RSP Permian, Inc. (A)	356	7,199
Viper Energy Partners L.P.	378	5,406
		28,456
Total Energy – 2.8%		**28,456**
Financials		
Asset Management & Custody Banks – 2.6%		
Financial Engines, Inc.	117	3,450
Janus Capital Group, Inc.	519	7,059
WisdomTree Investment, Inc.	979	15,783
		26,292
Consumer Finance – 0.6%		
Portfolio Recovery Associates, Inc. (A)	119	6,301
Real Estate Services – 1.3%		
RE/MAX Holdings, Inc., Class A	363	13,072
Regional Banks – 9.7%		
Bank of the Ozarks, Inc.	575	25,149
Cathay General Bancorp	545	16,331
Home BancShares, Inc.	328	13,301
IBERIABANK Corp.	72	4,214
PrivateBancorp, Inc.	312	11,963
SVB Financial Group (A)	230	26,558
		97,516
Total Financials – 14.2%		**143,181**
Health Care		
Biotechnology – 1.7%		
Cepheid(A)	387	17,504
Health Care Equipment – 2.5%		
DexCom, Inc. (A)	296	25,380
Health Care Facilities – 3.4%		
Acadia Healthcare Co., Inc. (A)	128	8,483
AmSurg Corp. (A)	206	15,969
Surgical Care Affiliates, Inc. (A)	285	9,313
		33,765
Health Care Services – 4.1%		
AMN Healthcare Services, Inc.(A)	794	23,828
Ensign Group, Inc. (The)	156	6,650
ExamWorks Group, Inc. (A)	381	11,150
		41,628
Health Care Supplies – 1.4%		
Endologix, Inc. (A)	52	637
LDR Holding Corp. (A)	399	13,774
		14,411
Health Care Technology – 1.0%		
Medidata Solutions, Inc. (A)	237	$ 9,978
Life Sciences Tools & Services – 0.4%		
Cambrex Corp.(A)	86	3,417
Pharmaceuticals – 1.2%		
Akorn, Inc. (A)	238	6,779
Aratana Therapeutics, Inc. (A)	61	519
Intersect ENT, Inc. (A)	216	5,061
		12,359
Total Health Care – 15.7%		**158,442**
Industrials		
Air Freight & Logistics – 0.9%		
Hub Group, Inc. (A)	241	8,771
Building Products – 0.9%		
Apogee Enterprises, Inc.	193	8,638
Construction Machinery & Heavy Trucks – 0.2%		
Wabash National Corp. (A)	185	1,955
Human Resource & Employment Services – 0.6%		
Kforce, Inc.	246	6,454
Office Services & Supplies – 1.8%		
HNI Corp.	435	18,661
Trading Companies & Distributors – 4.0%		
Rush Enterprises, Inc. (A)	615	14,888
Watsco, Inc. (B)	218	25,805
		40,693
Trucking – 2.0%		
Covenant Transportation Group, Inc., Class A (A)	286	5,132
Knight Transportation, Inc.	448	10,740
Saia, Inc. (A)	150	4,635
		20,507
Total Industrials – 10.4%		**105,679**
Information Technology		
Application Software – 12.0%		
Descartes Systems Group, Inc. (The) (A)(C)	505	8,943
HubSpot, Inc. (A)	84	3,886
Manhattan Associates, Inc. (A)	344	21,419
Paycom Software, Inc. (A)	352	12,626
SS&C Technologies Holdings, Inc.	278	19,457
Tyler Technologies, Inc. (A)	122	18,141
Ultimate Software Group, Inc. (The) (A)(B)	209	37,422
		121,894

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 2.7%		
Jack Henry & Associates, Inc. (B)	390	$ 27,169
Electronic Manufacturing Services – 0.7%		
Mercury Computer Systems, Inc. (A)	483	7,680
Internet Software & Services – 2.4%		
Demandware, Inc. (A)	162	8,362
GrubHub, Inc. (A)	266	6,469
Textura Corp. (A)	363	9,379
		24,210
IT Consulting & Other Services – 2.6%		
Booz Allen Hamilton Holding Corp.	392	10,264
CACI International, Inc., Class A (A)	106	7,834
Science Applications International Corp.	206	8,271
		26,369
Semiconductors – 2.0%		
Microsemi Corp. (A)	329	10,804
Power Integrations, Inc. (B)	217	9,130
		19,934
Systems Software – 0.7%		
Proofpoint, Inc. (A)	112	6,762
Total Information Technology – 23.1%		**234,018**
TOTAL COMMON STOCKS – 90.3%		**$913,513**
(Cost: $708,025)		

CSHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 10.5%		
Air Products and Chemicals, Inc., 0.160%, 10–20–15	$10,000	$ 9,999
Army & Air Force Exchange Service, 0.140%, 10–5–15	5,600	5,600
Baxter International, Inc., 0.260%, 10–21–15	5,000	4,999
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.140%, 10–1–15	6,000	6,000
Danaher Corp., 0.130%, 10–2–15	5,000	5,000
DTE Gas Co., 0.280%, 10–5–15	10,000	10,000
E.I. du Pont de Nemours and Co., 0.120%, 10–15–15	5,000	5,000
Ecolab, Inc., 0.250%, 10–14–15	5,000	4,999
Kellogg Co., 0.350%, 10–2–15	4,500	4,500
L Air Liquide S.A., 0.170%, 10–1–15	1,822	1,822
NBCUniversal Enterprise, Inc., 0.340%, 10–1–15	11,000	11,000
Northern Illinois Gas Co., 0.310%, 10–7–15	17,600	17,599
Pfizer, Inc., 0.100%, 11–17–15	10,000	9,999
St. Jude Medical, Inc., 0.260%, 11–9–15	5,000	4,999
United Technologies Corp., 0.250%, 10–14–15	5,000	4,999
		106,515

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (E)	$2,692	$ 2,692
TOTAL SHORT-TERM SECURITIES – 10.8%		**$ 109,207**
(Cost: $109,204)		
TOTAL INVESTMENT SECURITIES – 101.1%		**$1,022,720**
(Cost: $817,229)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		**(11,202)**
NET ASSETS – 100.0%		**$1,011,518**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $7,578 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at September 30, 2015.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at September 30, 2015:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee(1)(2)	Unrealized Depreciation
JPMorgan Chase Bank N.A.	133,520	Biotech Custom Index	09/05/2016	$17,596	1M LIBOR less 50 bps	$(3,680)

(1)The Fund pays the financing fee multiplied by the notional amount each month.
(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

Ivy Small Cap Growth Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$913,513	$ —	$ —
Short-Term Securities	—	109,207	—
Total	$913,513	$109,207	$ —
Liabilities			
Total Return Swaps	$ —	$ 3,681	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

GTD = Guarenteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund

Asset Allocation

Stocks	**96.4%**
Financials	26.2%
Consumer Discretionary	16.5%
Industrials	16.2%
Consumer Staples	11.1%
Materials	9.6%
Information Technology	6.7%
Utilities	5.0%
Health Care	3.4%
Energy	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.6%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	151/306	50
3 Year	130/260	50
5 Year	158/222	71
10 Year	78/142	55

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Flotek Industries, Inc.	Materials	Specialty Chemicals
BankUnited, Inc.	Financials	Regional Banks
B&G Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Krispy Kreme Doughnuts, Inc.	Consumer Discretionary	Restaurants
LifePoint Health, Inc.	Health Care	Health Care Facilities
Matson, Inc.	Industrials	Marine
Diamond Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Monro Muffler Brake, Inc.	Consumer Discretionary	Automotive Retail
Masonite International Corp.	Industrials	Building Products
Southwest Gas Corp.	Utilities	Gas Utilities

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Small Cap Value Fund *(in thousands)* SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.6%		
Men's Wearhouse, Inc. (The)	36	$ 1,531
Automotive Retail – 2.8%		
Monro Muffler Brake, Inc.	106	7,160
Homebuilding – 1.5%		
Beazer Homes USA, Inc. (A)	279	3,724
Internet Retail – 5.1%		
FTD Co., Inc. (A)	133	3,958
NutriSystem, Inc.	177	4,697
Travelport Worldwide Ltd.	337	4,449
		13,104
Leisure Products – 0.8%		
Callaway Golf Co.	243	2,025
Movies & Entertainment – 2.3%		
Carmike Cinemas, Inc. (A)	298	5,987
Restaurants – 3.4%		
Krispy Kreme Doughnuts, Inc. (A)	586	8,572
Total Consumer Discretionary – 16.5%		**42,103**
Consumer Staples		
Food Retail – 2.3%		
Smart & Final Stores, Inc. (A)	379	5,960
Packaged Foods & Meats – 8.8%		
B&G Foods, Inc.	253	9,222
Diamond Foods, Inc. (A)	234	7,206
TreeHouse Foods, Inc. (A)	77	5,990
		22,418
Total Consumer Staples – 11.1%		**28,378**
Energy		
Oil & Gas Exploration & Production – 1.7%		
Laredo Petroleum Holdings, Inc. (A)	467	4,401
Total Energy – 1.7%		**4,401**
Financials		
Consumer Finance – 2.7%		
Portfolio Recovery Associates, Inc. (A)	128	6,795
Investment Banking & Brokerage – 2.2%		
Greenhill & Co., Inc.	201	5,722
Property & Casualty Insurance – 2.1%		
Argo Group International Holdings Ltd.	95	5,378
Regional Banks – 13.2%		
BankUnited, Inc.	259	$ 9,259
First Horizon National Corp.	246	3,482
PrivateBancorp, Inc.	99	3,795
Synovus Financial Corp.	193	5,715
Webster Financial Corp.	191	6,798
Western Alliance Bancorporation (A)	155	4,751
		33,800
Reinsurance – 4.5%		
Endurance Specialty Holdings Ltd.	79	4,791
Reinsurance Group of America, Inc.	73	6,604
		11,395
Retail REITs – 1.5%		
Kite Realty Group Trust	163	3,876
Total Financials – 26.2%		**66,966**
Health Care		
Health Care Facilities – 3.4%		
HealthSouth Corp.	18	675
LifePoint Health, Inc. (A)	112	7,955
		8,630
Total Health Care – 3.4%		**8,630**
Industrials		
Aerospace & Defense – 0.6%		
KLX, Inc. (A)	38	1,362
Building Products – 4.3%		
Continental Building Products, Inc. (A)	190	3,911
Masonite International Corp. (A)	115	6,985
		10,896
Commercial Printing – 1.7%		
Deluxe Corp.	78	4,359
Diversified Support Services – 1.4%		
G&K Services, Inc. (A)	54	3,578
Industrial Machinery – 2.6%		
CLARCOR, Inc.	48	2,288
Woodward, Inc.	107	4,347
		6,635
Marine – 4.2%		
Kirby Corp. (A)	52	3,228
Matson, Inc.	195	7,521
		10,749
Office Services & Supplies – 1.4%		
Avery Dennison Corp.	64	3,615
Total Industrials – 16.2%		**41,194**
Information Technology		
Electronic Manufacturing Services – 0.8%		
Plexus Corp. (A)	55	$ 2,114
Home Entertainment Software – 2.7%		
Take-Two Interactive Software, Inc. (A)	234	6,723
Semiconductor Equipment – 0.9%		
Teradyne, Inc.	129	2,319
Semiconductors – 1.2%		
Fairchild Semiconductor International, Inc. (A)	218	3,054
Technology Distributors – 1.1%		
Ingram Micro, Inc., Class A	103	2,803
Total Information Technology – 6.7%		**17,013**
Materials		
Aluminum – 1.8%		
Kaiser Aluminum Corp.	58	4,647
Paper Products – 1.7%		
Schweitzer-Mauduit International, Inc.	125	4,287
Specialty Chemicals – 4.7%		
Flotek Industries, Inc. (A)	723	12,068
Steel – 1.4%		
Allegheny Technologies, Inc.	249	3,529
Total Materials – 9.6%		**24,531**
Utilities		
Electric Utilities – 2.3%		
Great Plains Energy, Inc.	212	5,734
Gas Utilities – 2.7%		
Southwest Gas Corp.	118	6,891
Total Utilities – 5.0%		**12,625**
TOTAL COMMON STOCKS – 96.4%		**$245,841**
(Cost: $236,638)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.9%		
United Technologies Corp., 0.250%, 10–14–15	$5,000	5,000

Ivy Small Cap Value Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (C)	$1,452	$ 1,452
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 6,452**
(Cost: $6,451)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$252,293**
(Cost: $243,089)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**2,877**
NET ASSETS – 100.0%		**$255,170**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$245,841	$ —	$ —
Short-Term Securities	—	6,452	—
Total	$245,841	$ 6,452	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**92.2%**
Information Technology	27.4%
Health Care	22.3%
Consumer Discretionary	20.9%
Industrials	10.6%
Consumer Staples	7.5%
Telecommunication Services	2.1%
Energy	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**7.8%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	193/675	29
3 Year	110/603	19
5 Year	235/540	44

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
Allergan plc	Health Care	Pharmaceuticals
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
salesforce.com, Inc.	Information Technology	Application Software
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Adobe Systems, Inc.	Information Technology	Application Software

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Tax-Managed Equity Fund (in thousands) SEPTEMBER 30, 2015 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.3%		
Limited Brands, Inc.	32	$ 2,875
Cable & Satellite – 3.8%		
Comcast Corp., Class A	27	1,547
Time Warner Cable, Inc.	10	1,740
		3,287
Casinos & Gaming – 0.5%		
Las Vegas Sands, Inc.	11	413
Footwear – 2.2%		
NIKE, Inc., Class B	15	1,901
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Worldwide Holdings, Inc.	44	1,009
Internet Retail – 7.6%		
Amazon.com, Inc. (A)	8	3,942
JD.com, Inc. ADR (A)	27	700
priceline.com, Inc. (A)	2	1,855
		6,497
Leisure Products – 2.3%		
Polaris Industries, Inc.	16	1,960
Total Consumer Discretionary – 20.9%		**17,942**
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	9	906
Food Retail – 1.4%		
Casey's General Stores, Inc.	11	1,173
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corp.	7	1,006
Packaged Foods & Meats – 2.0%		
Blue Buffalo Pet Products, Inc. (A)	40	724
Mead Johnson Nutrition Co.	14	1,017
		1,741
Personal Products – 1.2%		
Estee Lauder Co., Inc. (The), Class A	13	1,013
Tobacco – 0.7%		
Philip Morris International, Inc.	8	641
Total Consumer Staples – 7.5%		**6,480**
Energy		
Oil & Gas Equipment & Services – 1.4%		
Halliburton Co.	18	$ 641
Schlumberger Ltd.	8	569
		1,210
Total Energy – 1.4%		**1,210**
Health Care		
Biotechnology – 9.1%		
ACADIA Pharmaceuticals, Inc. (A)	23	775
Alexion Pharmaceuticals, Inc. (A)	11	1,673
Biogen, Inc. (A)	4	1,269
Gilead Sciences, Inc.	16	1,594
Incyte Corp. (A)	11	1,247
PTC Therapeutics, Inc. (A)	13	358
Vertex Pharmaceuticals, Inc. (A)	9	896
		7,812
Health Care Facilities – 1.2%		
HCA Holdings, Inc. (A)	14	1,091
Pharmaceuticals – 12.0%		
Allergan plc (A)	13	3,494
Aratana Therapeutics, Inc. (A)	52	436
Bristol-Myers Squibb Co.	29	1,705
Shire Pharmaceuticals Group plc ADR	13	2,668
Teva Pharmaceutical Industries Ltd. ADR	36	2,021
		10,324
Total Health Care – 22.3%		**19,227**
Industrials		
Aerospace & Defense – 1.9%		
Boeing Co. (The)	13	1,668
Railroads – 3.3%		
Kansas City Southern	15	1,350
Union Pacific Corp.	17	1,476
		2,826
Research & Consulting Services – 3.1%		
Verisk Analytics, Inc., Class A (A)	36	2,694
Trucking – 2.3%		
J.B. Hunt Transport Services, Inc.	27	1,957
Total Industrials – 10.6%		**9,145**
Information Technology		
Application Software – 6.2%		
Adobe Systems, Inc. (A)	30	2,442
salesforce.com, Inc. (A)	42	2,916
		5,358
Communications Equipment – 0.5%		
F5 Networks, Inc. (A)	3	$ 394
Data Processing & Outsourced Services –9.4%		
Alliance Data Systems Corp. (A)	7	1,748
FleetCor Technologies, Inc. (A)	10	1,431
MasterCard, Inc., Class A	26	2,361
Visa, Inc., Class A	37	2,586
		8,126
Internet Software & Services – 6.7%		
Facebook, Inc., Class A (A)	28	2,496
Google, Inc., Class A (A)	3	2,138
Google, Inc., Class C (A)	2	1,160
		5,794
Semiconductor Equipment – 0.8%		
Applied Materials, Inc.	45	658
Technology Hardware, Storage & Peripherals – 3.8%		
Apple, Inc.	29	3,235
Total Information Technology – 27.4%		**23,565**
Telecommunication Services		
Wireless Telecommunication Service – 2.1%		
SBA Communications Corp. (A)	17	1,771
Total Telecommunication Services – 2.1%		**1,771**
TOTAL COMMON STOCKS – 92.2%		**$79,340**
(Cost: $66,283)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.7%		
Wisconsin Electric Power Co., 0.290%, 10–1–15	$4,041	4,041
Master Note – 4.0%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (C)	3,450	3,450
TOTAL SHORT-TERM SECURITIES – 8.7%		**$ 7,491**
(Cost: $7,491)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$86,831**
(Cost: $73,774)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%		**(794)**
NET ASSETS – 100.0%		**$86,037**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$79,340	$ —	$ —
Short-Term Securities	—	7,491	—
Total	$79,340	$ 7,491	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**94.2%**
Financials	29.6%
Consumer Discretionary	16.8%
Information Technology	14.3%
Consumer Staples	11.3%
Health Care	11.2%
Energy	5.4%
Utilities	3.2%
Materials	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.8%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	404/516	79
3 Year	89/455	20
5 Year	191/406	47
10 Year	99/298	34

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
American International Group, Inc.	Financials	Multi-Line Insurance
Citigroup, Inc.	Financials	Other Diversified Financial Services
Capital One Financial Corp.	Financials	Consumer Finance
Microsoft Corp.	Information Technology	Systems Software
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Western Digital Corp.	Information Technology	Technology Hardware, Storage & Peripherals
Exelon Corp.	Utilities	Electric Utilities
Philip Morris International, Inc.	Consumer Staples	Tobacco
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
Magna International, Inc.	Consumer Discretionary	Auto Parts & Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS
Ivy Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.8%		
Magna International, Inc.	169	$ 8,104
Cable & Satellite – 5.6%		
Comcast Corp., Class A	138	7,866
Time Warner Cable, Inc.(A)	46	8,269
		16,135
Casinos & Gaming – 2.3%		
Las Vegas Sands, Inc.	174	6,622
Department Stores – 2.1%		
Macy's, Inc.	117	5,984
Homebuilding – 1.7%		
Pulte Homes, Inc.	257	4,848
Hotels, Resorts & Cruise Lines – 2.3%		
Wyndham Worldwide Corp.	93	6,715
Total Consumer Discretionary – 16.8%		48,408
Consumer Staples		
Agricultural Products – 2.6%		
Ingredion, Inc.	87	7,622
Brewers – 2.4%		
Molson Coors Brewing Co., Class B(A)	84	6,982
Drug Retail – 1.6%		
CVS Caremark Corp.	46	4,458
Soft Drinks – 1.7%		
Coca-Cola Enterprises, Inc.	102	4,927
Tobacco – 3.0%		
Philip Morris International, Inc.(A)	109	8,607
Total Consumer Staples – 11.3%		32,596
Energy		
Oil & Gas Refining & Marketing – 3.9%		
Marathon Petroleum Corp.(A)	166	7,695
NuStar Energy L.P.	79	3,559
		11,254
Oil & Gas Storage & Transportation – 1.5%		
VTTI Energy Partners L.P.	221	4,323
Total Energy – 5.4%		15,577
Financials		
Asset Management & Custody Banks – 2.0%		
State Street Corp.	86	5,787

COMMON STOCKS (Continued)	Shares	Value
Consumer Finance – 4.4%		
Capital One Financial Corp.	175	$12,684
Life & Health Insurance – 2.2%		
MetLife, Inc.	132	6,229
Multi-Line Insurance – 6.0%		
American International Group, Inc.	306	17,364
Other Diversified Financial Services – 8.6%		
Citigroup, Inc.(A)	279	13,861
JPMorgan Chase & Co.	178	10,840
		24,701
Property & Casualty Insurance – 2.8%		
Allstate Corp. (The)	139	8,072
Regional Banks – 0.9%		
First Republic Bank	43	2,674
Reinsurance – 2.7%		
Reinsurance Group of America, Inc.	85	7,664
Total Financials – 29.6%		85,175
Health Care		
Biotechnology – 2.4%		
Amgen, Inc.	50	6,930
Health Care Facilities – 2.7%		
HCA Holdings, Inc.(B)	98	7,589
Managed Health Care – 3.8%		
Anthem, Inc.	24	3,402
Cigna Corp.	12	1,580
Humana, Inc.	34	6,032
		11,014
Pharmaceuticals – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	116	6,560
Total Health Care – 11.2%		32,093
Information Technology		
Semiconductor Equipment – 2.2%		
Lam Research Corp.	95	6,226
Semiconductors – 2.2%		
Micron Technology, Inc.(B)	420	6,292
Systems Software – 4.2%		
Microsoft Corp.	275	12,149
Technology Hardware, Storage & Peripherals – 5.7%		
SanDisk Corp.(A)	133	7,215
Western Digital Corp.	118	9,334
		16,549
Total Information Technology – 14.3%		41,216

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 2.4%		
Dow Chemical Co. (The)	163	$ 6,903
Total Materials – 2.4%		6,903
Utilities		
Electric Utilities – 3.2%		
Exelon Corp.	309	9,171
Total Utilities – 3.2%		9,171
TOTAL COMMON STOCKS – 94.2%		$271,139
(Cost: $258,183)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 4.0%		
J.M. Smucker Co. (The), 0.280%, 10–1–15	$4,519	4,519
L Air Liquide S.A.:		
0.180%, 10–2–15	2,000	2,000
0.200%, 10–9–15	5,000	5,000
		11,519
Master Note – 1.2%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (D)	3,514	3,514
TOTAL SHORT-TERM SECURITIES – 5.2%		$ 15,033
(Cost: $15,033)		
TOTAL INVESTMENT SECURITIES – 99.4%		$286,172
(Cost: $273,216)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		1,718
NET ASSETS – 100.0%		$287,890

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $8,592 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at September 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at September 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Energizer Holdings, Inc.	Deutsche Bank AG	Put	367	November 2015	$ 30.00	$ 73	$ (8)
First Republic Bank	N/A	Put	107	November 2015	55.00	13	(7)
JPMorgan Chase & Co.	N/A	Put	144	December 2015	55.00	14	(18)
Molson Coors Brewing Co., Class B	N/A	Call	172	November 2015	90.00	42	(39)
Philip Morris International, Inc.	N/A	Call	186	October 2015	85.50	9	(4)
Time Warner Cable, Inc.	N/A	Call	82	October 2015	195.00	31	(6)
	N/A	Call	80	October 2015	200.00	16	(3)
VTTI Energy Partners L.P.	Goldman Sachs International	Put	490	October 2015	20.00	15	(59)
						$213	$(144)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$271,139	$ —	$ —
Short-Term Securities	—	15,033	—
Total	$271,139	$ 15,033	$ —
Liabilities			
Written Options	$ 66	$ 78	$ —

During the period ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1]	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$768,022	$1,055,691	$246,348	$366,201	$478,723	$ 226,038	$214,369
Investments at Value	768,022	1,055,691	246,348	366,201	478,723	226,038	214,369
Cash	—*	1	729	1	1,473	1	33
Cash denominated in foreign currencies at value+	—	—	—*	—	53,403	—	—
Restricted cash	—	—	—	—	8,261	—	—
Investment securities sold receivable	20,478	6,684	11	—	—	1,435	223
Dividends and interest receivable	5,338	1,342	958	739	222	435	2,931
Capital shares sold receivable	1,877	1,093	109	205	2,503	390	277
Receivable from affiliates	4	302	2	6	267	—	328
Unrealized appreciation on forward foreign currency contracts	—	—	374	—	—	—	28
Variation margin receivable	52	—	—	—	—	—	—
Prepaid and other assets	64	73	46	54	74	243	41
Total Assets	795,835	1,065,186	248,577	367,206	544,926	228,542	218,230
LIABILITIES							
Investment securities purchased payable	38,630	5,801	1,243	—	972	2,208	—
Capital shares redeemed payable	1,270	2,401	454	704	1,004	304	569
Distributions payable	150	—	—	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	74	107	117	29	73	74	9
Distribution and service fees payable	6	9	2	3	4	2	2
Shareholder servicing payable	169	241	122	106	205	86	83
Investment management fee payable	11	20	6	7	14	6	4
Accounting services fee payable	16	23	8	11	14	8	8
Unrealized depreciation on forward foreign currency contracts	—	—	422	—	868	116	—
Written options at value+	—	—	—	—	8,644	—	—
Other liabilities	73	19	13	10	38	12	13
Total Liabilities	40,399	8,621	2,387	870	11,836	2,816	688
Total Net Assets	$755,436	$1,056,565	$246,190	$366,336	$533,090	$ 225,726	$217,542
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$776,627	$ 923,957	$266,748	$290,756	$603,207	$ 340,375	$246,126
Undistributed (distributions in excess of) net investment income	(589)	1,110	1,555	1,670	5,462	1,143	1,784
Accumulated net realized gain (loss)	(20,903)	66,391	(13,748)	31,202	(60,035)	(121,964)	(6,595)
Net unrealized appreciation (depreciation)	301	65,107	(8,365)	42,708	(15,544)	6,172	(23,773)
Total Net Assets	$755,436	$1,056,565	$246,190	$366,336	$533,090	$ 225,726	$217,542
CAPITAL SHARES OUTSTANDING:							
Class A	67,325	41,891	15,234	15,812	27,897	5,910	16,021
Class B	534	820	120	515	439	43	354
Class C	2,504	11,681	1,066	2,574	2,776	404	2,730
Class E	345	721	57	274	15	3	N/A
Class I	720	13,891	244	1,137	7,867	1,689	4,401
Class R	51	180	19	18	197	11	51
Class R6	142	2,802	74	27	443	67	40
Class Y	218	8,167	128	450	530	82	341
NET ASSET VALUE PER SHARE:							
Class A	$10.52	$13.05	$14.59	$17.64	$13.34	$27.52	$9.09
Class B	$10.52	$11.24	$13.34	$17.33	$11.15	$25.50	$9.08
Class C	$10.52	$11.57	$13.70	$17.42	$11.64	$26.06	$9.09
Class E	$10.52	$12.99	$14.66	$17.58	$13.50	$27.72	N/A
Class I	$10.52	$14.34	$14.99	$17.69	$13.69	$27.77	$9.09
Class R	$10.52	$12.98	$14.54	$17.62	$13.29	$27.49	$9.07
Class R6	$10.52	$14.37	$15.01	$17.72	$13.74	$27.90	$9.09
Class Y	$10.52	$13.99	$14.82	$17.67	$13.58	$27.72	$9.09
+COST							
Investments in unaffiliated securities at cost	$767,447	$ 990,584	$254,535	$323,493	$489,252	$ 219,713	$238,118
Cash denominated in foreign currencies at cost	—	—	—	—	54,514	—	—
Written options premiums received at cost	—	—	—	—	5,605	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$281,176	$481,163	$713,874	$6,383,407	$4,000,703	$1,628,500	$1,707,151
Investments in affiliated securities at value+	—	—	—	28,140	—	—	—
Investments at Value	281,176	481,163	713,874	6,411,547	4,000,703	1,628,500	1,707,151
Cash	65	1	444	20,335	1,124	1	1
Cash denominated in foreign currencies at value+	—	—*	107	48	3,061	—	—
Restricted cash	—	—	—	4,110	73	—	—
Investment securities sold receivable	6,029	5	11,017	69,799	34,619	18,918	—
Dividends and interest receivable	1,009	862	7,053	129,046	11,949	527	13,994
Capital shares sold receivable	315	1,726	1,165	9,677	18,304	2,562	25,119
Receivable from affiliates	66	—	4	31	5	98	1
Unrealized appreciation on forward foreign currency contracts	40	—	195	412	—	—	—
Prepaid and other assets	49	57	58	146	146	78	85
Total Assets	288,749	483,814	733,917	6,645,151	4,069,984	1,650,684	1,746,351
LIABILITIES							
Investment securities purchased payable	6,342	—	2,128	26,281	—	17,169	6,250
Capital shares redeemed payable	711	458	2,869	35,841	10,371	2,039	3,825
Distributions payable	—	—	—	3,823	—	—	159
Independent Trustees and Chief Compliance Officer fees payable	3	88	44	195	81	128	74
Distribution and service fees payable	2	3	6	62	20	11	14
Shareholder servicing payable	86	159	212	1,573	828	373	307
Investment management fee payable	5	11	14	94	88	30	21
Accounting services fee payable	8	12	18	23	23	23	23
Unrealized depreciation on forward foreign currency contracts	149	—	232	100	8,473	—	—
Unrealized depreciation on swap agreements	—	—	—	456	—	—	—
Other liabilities	18	18	27	118	90	30	33
Total Liabilities	7,324	749	5,550	68,566	19,974	19,803	10,706
Total Net Assets	$281,425	$483,065	$728,367	$6,576,585	$4,050,010	$1,630,881	$1,735,645
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$285,133	$448,209	$820,192	$7,392,620	$4,297,704	$1,121,766	$1,750,284
Undistributed (distributions in excess of) net investment income	853	569	5,887	(3)	23,841	(3,797)	(250)
Accumulated net realized gain (loss)	5,105	10,976	(19,536)	(80,165)	45,136	74,937	(23,063)
Net unrealized appreciation (depreciation)	(9,666)	23,311	(78,176)	(735,867)	(316,671)	437,975	8,674
Total Net Assets	$281,425	$483,065	$728,367	$6,576,585	$4,050,010	$1,630,881	$1,735,645
CAPITAL SHARES OUTSTANDING:							
Class A	19,890	9,372	44,505	340,283	89,917	60,436	140,384
Class B	148	76	320	14,700	781	687	1,066
Class C	1,131	661	3,326	181,085	16,074	5,635	11,350
Class E	N/A	3	184	1,201	312	538	350
Class I	1,625	1,979	4,377	261,603	103,657	14,617	5,218
Class R	22	36	18	8,397	1,671	1,186	87
Class R6	105	60	126	2,696	9,219	333	230
Class Y	356	279	117	71,102	32,002	6,504	1,679
NET ASSET VALUE PER SHARE:							
Class A	$12.09	$38.94	$13.75	$7.46	$16.01	$18.17	$10.82
Class B	$12.08	$34.09	$13.51	$7.46	$14.24	$14.90	$10.82
Class C	$12.09	$34.20	$13.59	$7.46	$14.28	$15.83	$10.82
Class E	N/A	$39.07	$13.76	$7.46	$16.09	$18.15	$10.82
Class I	$12.10	$39.47	$13.86	$7.46	$16.13	$18.87	$10.82
Class R	$12.10	$38.80	$13.75	$7.46	$15.99	$17.71	$10.82
Class R6	$12.11	$39.56	$13.87	$7.46	$16.19	$18.91	$10.82
Class Y	$12.09	$39.06	$13.81	$7.46	$16.12	$18.53	$10.82
+COST							
Investments in unaffiliated securities at cost	$290,710	$457,798	$791,934	$7,113,756	$4,308,676	$1,190,525	$1,698,477
Investments in affiliated securities at cost	—	—	—	33,491	—	—	—
Cash denominated in foreign currencies at cost	—	—	107	48	3,100	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 364	$191,598	$4,192,870	$69,853	$200,215	$178,496	$1,261,722
Investments in affiliated securities at value+	204,841	—	—	—	—	—	4,210
Investments at Value	205,205	191,598	4,192,870	69,853	200,215	178,496	1,265,932
Cash	1	1	1	2	4	1	343
Restricted cash	—	—	—	—	—	—	554
Investment securities sold receivable	80	95	32,434	—	—	—	—
Dividends and interest receivable	—*	54	2,717	129	35	1,959	20,718
Capital shares sold receivable	115	177	8,288	153	1,060	2,971	6,323
Receivable from affiliates	1	—	3	130	528	—*	7
Variation margin receivable	—	—	—	—	—	—	92
Prepaid and other assets	38	39	96	70	38	43	62
Total Assets	205,440	191,964	4,236,409	70,337	201,880	183,470	1,294,031
LIABILITIES							
Investment securities purchased payable	40	1,342	17,046	829	—	—	3,970
Capital shares redeemed payable	214	233	9,880	164	1,442	179	1,388
Distributions payable	—	—	—	—	1	32	381
Independent Trustees and Chief Compliance Officer fees payable	13	4	104	—*	27	13	27
Distribution and service fees payable	2	1	20	—*	1	2	9
Shareholder servicing payable	36	78	1,056	15	35	24	175
Investment management fee payable	—*	5	93	2	2	2	17
Accounting services fee payable	5	8	23	4	6	6	22
Written options at value+	—	—	12,948	—	—	—	—
Other liabilities	8	11	59	1	5	6	17
Total Liabilities	318	1,682	41,229	1,015	1,519	264	6,006
Total Net Assets	$205,122	$190,282	$4,195,180	$69,322	$200,361	$183,206	$1,288,025
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$216,219	$169,691	$3,606,553	$72,740	$200,387	$175,264	$1,267,391
Undistributed (distributions in excess of) net investment income	(122)	(2,318)	(10,410)	216	—	134	2,992
Accumulated net realized gain (loss)	(40,522)	11,395	417,066	(1,532)	(26)	(3,062)	(15,820)
Net unrealized appreciation (depreciation)	29,547	11,514	181,971	(2,102)	—	10,870	33,462
Total Net Assets	$205,122	$190,282	$4,195,180	$69,322	$200,361	$183,206	$1,288,025
CAPITAL SHARES OUTSTANDING:							
Class A	20,677	7,315	42,593	4,930	147,692	12,635	68,866
Class B	200	85	1,160	N/A	5,864	176	2,644
Class C	539	423	16,635	284	40,962	1,998	43,352
Class E	44	N/A	353	201	5,869	N/A	N/A
Class I	113	671	105,591	671	N/A	461	127,560
Class R	56	31	3,766	201	N/A	N/A	N/A
Class R6	N/A	109	2,112	249	N/A	N/A	N/A
Class Y	98	68	26,598	401	N/A	55	3,251
NET ASSET VALUE PER SHARE:							
Class A	$9.45	$21.87	$20.57	$9.99	$1.00	$11.95	$5.24
Class B	$9.22	$20.87	$17.35	N/A	$1.00	$11.95	$5.24
Class C	$9.25	$21.14	$18.26	$9.99	$1.00	$11.95	$5.24
Class E	$9.46	N/A	$20.09	$10.00	$1.00	N/A	N/A
Class I	$9.49	$22.27	$21.78	$10.00	N/A	$11.95	$5.24
Class R	$9.42	$21.81	$20.23	$9.99	N/A	N/A	N/A
Class R6	N/A	$22.34	$21.83	$10.00	N/A	N/A	N/A
Class Y	$9.44	$22.51	$21.30	$9.99	N/A	$11.95	$5.24
+COST							
Investments in unaffiliated securities at cost	$ 364	$180,084	$4,006,063	$71,955	$200,215	$167,626	$1,228,730
Investments in affiliated securities at cost	175,294	—	—	—	—	—	3,634
Written options premiums received at cost	—	—	8,112	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES
Ivy Funds

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS				
Investments in unaffiliated securities at value+	$1,022,720	$252,293	$86,831	$286,172
Investments at Value	**1,022,720**	**252,293**	**86,831**	**286,172**
Cash	1	1	1	1
Investment securities sold receivable	5,923	5,339	333	2,147
Dividends and interest receivable	69	199	51	428
Capital shares sold receivable	1,025	78	337	227
Receivable from affiliates	6	—	—*	—
Prepaid and other assets	63	47	38	50
Total Assets	**1,029,807**	**257,957**	**87,591**	**289,025**
LIABILITIES				
Investment securities purchased payable	8,996	2,206	1,481	590
Capital shares redeemed payable	1,789	412	48	253
Independent Trustees and Chief Compliance Officer fees payable	181	33	1	20
Distribution and service fees payable	10	2	1	2
Shareholder servicing payable	272	108	14	100
Investment management fee payable	24	6	1	6
Accounting services fee payable	23	8	4	11
Unrealized depreciation on swap agreements	3,680	—	—	—
Written options at value+	—	—	—	144
Other liabilities	3,314	12	4	9
Total Liabilities	**18,289**	**2,787**	**1,554**	**1,135**
Total Net Assets	**$1,011,518**	**$255,170**	**$86,037**	**$287,890**
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$ 696,315	$214,206	$70,228	$244,127
Undistributed (distributions in excess of) net investment income	(5,044)	2,263	(170)	5,190
Accumulated net realized gain	118,437	29,497	2,922	25,548
Net unrealized appreciation	201,810	9,204	13,057	13,025
Total Net Assets	**$1,011,518**	**$255,170**	**$86,037**	**$287,890**
CAPITAL SHARES OUTSTANDING:				
Class A	20,210	12,805	4,083	11,488
Class B	642	182	65	168
Class C	12,239	1,078	199	899
Class E	342	8	N/A	7
Class I	9,337	1,544	250	411
Class R	2,588	133	N/A	15
Class R6	1,005	194	N/A	68
Class Y	11,358	318	47	82
NET ASSET VALUE PER SHARE:				
Class A	$16.82	$15.71	$18.56	$21.97
Class B	$13.68	$13.44	$17.93	$20.59
Class C	$14.58	$14.11	$17.89	$21.26
Class E	$16.71	$16.15	N/A	$22.08
Class I	$20.50	$16.66	$18.73	$22.10
Class R	$16.66	$15.67	N/A	$21.92
Class R6	$20.54	$16.74	N/A	$22.17
Class Y	$19.68	$16.31	$18.58	$22.03
+COST				
Investments in unaffiliated securities at cost	$ 817,229	$243,089	$73,774	$273,216
Written options premiums received at cost	—	—	—	213

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1]	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 241	$ 7,436	$ 3,820	$ 4,580	$ 6,532	$ 3,300	$ 598
Foreign dividend withholding tax	—	(148)	(325)	(59)	(617)	(359)	(18)
Interest and amortization from unaffiliated securities	12,117	31	231	40	93	3	5,092
Foreign interest withholding tax	—	—	—	—	(6)	—	—
Total Investment Income	**12,358**	**7,319**	**3,726**	**4,561**	**6,002**	**2,944**	**5,672**
EXPENSES							
Investment management fee	1,937	3,987	1,485	1,435	3,116	998	790
Distribution and service fees:							
Class A	879	753	335	389	555	208	210
Class B	28	53	10	53	31	7	21
Class C	130	770	88	257	184	54	144
Class E	5	13	1	7	—*	—*	N/A
Class R	1	6	1	1	5	1	1
Class Y	3	151	3	11	20	4	6
Shareholder servicing:							
Class A	645	521	475	328	686	279	243
Class B	10	18	7	13	16	5	11
Class C	25	115	19	34	44	13	23
Class E	9	20	4	14	—*	—*	N/A
Class I	6	178	4	17	104	29	37
Class R	1	3	—*	—*	2	—*	1
Class R6	—*	1	—*	—*	—*	—*	—*
Class Y	2	92	2	7	13	3	4
Registration fees	75	73	53	57	70	54	49
Custodian fees	13	10	14	6	66	17	8
Independent Trustees and Chief Compliance Officer fees	11	17	6	6	10	4	4
Accounting services fee	94	138	52	69	89	48	50
Professional fees	31	17	22	15	30	22	32
Other	27	35	22	19	51	19	14
Total Expenses	**3,932**	**6,971**	**2,603**	**2,738**	**5,092**	**1,765**	**1,648**
Less:							
Expenses in excess of limit	(4)	(302)	(210)	(6)	(267)	—	(328)
Total Net Expenses	**3,928**	**6,669**	**2,393**	**2,732**	**4,825**	**1,765**	**1,320**
Net Investment Income	**8,430**	**650**	**1,333**	**1,829**	**1,177**	**1,179**	**4,352**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(1,509)	44,428	(2,922)	11,895	3,529	1,212	(2,636)
Futures contracts	(4)	—	—	—	646	—	(253)
Written options	—	—	—	109	(3,510)	—	—
Swap agreements	—	—	—	—	1,049	—	—
Forward foreign currency contracts	—	—	389	—	1,559	(2,706)	(82)
Foreign currency exchange transactions	—	—	(33)	(5)	(666)	39	(28)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(16,263)	(146,244)	(30,077)	(52,600)	(114,785)	(13,727)	(10,491)
Futures contracts	93	—	—	—	—	—	(166)
Written options	—	—	—	(57)	(3,488)	—	—
Swap agreements	—	—	—	—	49	—	—
Forward foreign currency contracts	—	—	(1,608)	—	(868)	(589)	(37)
Foreign currency exchange transactions	—	—	40	—	(1,302)	29	(43)
Net Realized and Unrealized Loss	**(17,683)**	**(101,816)**	**(34,211)**	**(40,658)**	**(117,787)**	**(15,742)**	**(13,736)**
Net Decrease in Net Assets Resulting from Operations	**$ (9,253)**	**$(101,166)**	**$(32,878)**	**$(38,829)**	**$(116,610)**	**$(14,563)**	**$ (9,384)**

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 8,492	$ 4,318	$ 15,282	$ 2,066	$ 66,010	$ 7,387	$ 314
Foreign dividend withholding tax	(731)	(376)	(904)	—	(6,895)	(125)	—
Interest and amortization from unaffiliated securities	6	24	8,653	308,128	101	64	18,308
Foreign interest withholding tax	—	—*	—	—	(1)	—	—
Total Investment Income	7,767	3,966	23,031	310,194	59,215	7,326	18,622
EXPENSES							
Investment management fee	1,051	2,239	2,722	19,437	15,985	5,777	3,706
Distribution and service fees:							
Class A	320	483	827	3,520	1,897	1,408	1,865
Class B	9	18	25	618	65	58	63
Class C	70	128	247	7,632	1,079	467	574
Class E	N/A	—*	4	12	7	13	4
Class R	1	3	1	155	61	61	2
Class Y	6	13	3	828	702	163	25
Shareholder servicing:							
Class A	381	577	826	2,214	1,674	1,072	1,152
Class B	1	9	10	86	23	20	15
Class C	9	34	31	793	151	64	75
Class E	N/A	—*	8	23	16	19	5
Class I	16	61	42	1,847	1,221	235	35
Class R	—*	2	—*	79	31	31	1
Class R6	—*	—*	—*	1	4	—*	—*
Class Y	4	9	2	555	473	98	16
Registration fees	50	67	75	198	158	78	98
Custodian fees	17	25	25	32	186	15	14
Independent Trustees and Chief Compliance Officer fees	4	9	11	106	54	25	23
Accounting services fee	51	75	114	138	138	138	138
Professional fees	18	21	27	83	39	21	23
Other	17	48	34	261	111	65	57
Total Expenses	2,025	3,821	5,034	38,618	24,075	9,828	7,891
Less:							
Expenses in excess of limit	(66)	—	(4)	(32)	(5)	(98)	(1)
Total Net Expenses	1,959	3,821	5,030	38,586	24,070	9,730	7,890
Net Investment Income (Loss)	5,808	145	18,001	271,608	35,145	(2,404)	10,732
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	479	8,414	(6,025)	(60,036)	71,689	67,759	(2,049)
Written options	—	—	528	—	—	—	—
Forward foreign currency contracts	(2,466)	(4,267)	(1,031)	(1,060)	4,122	—	—
Foreign currency exchange transactions	(32)	(57)	49	80	(921)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(25,851)	(50,977)	(82,347)	(507,617)	(588,249)	(156,912)	(13,315)
Investments in affiliated securities	—	—	—	(1,081)	—	—	—
Written options	—	—	(242)	—	—	—	—
Swap agreements	—	—	—	(456)	—	—	—
Forward foreign currency contracts	(628)	(317)	(293)	(621)	(3,704)	—	—
Foreign currency exchange transactions	2	22	24	55	63	—	—
Net Realized and Unrealized Loss	(28,496)	(47,182)	(89,337)	(570,736)	(517,000)	(89,153)	(15,364)
Net Decrease in Net Assets Resulting from Operations	$(22,688)	$(47,037)	$(71,336)	$(299,128)	$(481,855)	$ (91,557)	$ (4,632)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 358	$ 20,944	$ 1,038	$ —	$ —	$ —
Dividends from affiliated securities	616	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(100)	—	—	—	—
Interest and amortization from unaffiliated securities	—*	13	70	1	185	3,089	32,891
Interest and amortization from affiliated securities	—	—	—	—	—	—	147
Total Investment Income	**616**	**371**	**20,914**	**1,039**	**185**	**3,089**	**33,038**
EXPENSES							
Investment management fee	59	1,067	19,505	298	308	471	3,285
Distribution and service fees:							
Class A	281	236	1,250	59	—	184	461
Class B	11	10	116	N/A	23	11	71
Class C	28	51	1,703	15	163	118	1,166
Class E	1	N/A	10	3	—	N/A	N/A
Class R	1	2	229	6	N/A	N/A	N/A
Class Y	2	2	831	5	N/A	1	24
Shareholder servicing:							
Class A	80	303	1,007	61	79	79	161
Class B	3	5	23	N/A	3	1	7
Class C	4	16	273	2	16	12	67
Class E	—*	N/A	19	—*	6	N/A	N/A
Class I	—*	16	2,205	6	N/A	4	531
Class R	—*	1	121	3	N/A	N/A	N/A
Class R6	N/A	—*	2	—*	N/A	N/A	N/A
Class Y	—*	2	521	4	N/A	1	16
Registration fees	44	52	102	31	38	40	74
Offering cost	—	—	—	65	—	—	—
Custodian fees	4	9	37	3	7	4	10
Independent Trustees and Chief Compliance Officer fees	3	3	70	1	3	2	18
Accounting services fee	29	48	138	25	34	36	132
Professional fees	10	16	32	14	10	16	31
Other	14	14	170	2	7	7	25
Total Expenses	**574**	**1,853**	**28,364**	**603**	**697**	**987**	**6,079**
Less:							
Expenses in excess of limit	(2)	—	(4)	(130)	(528)	—*	(108)
Total Net Expenses	**572**	**1,853**	**28,360**	**473**	**169**	**987**	**5,971**
Net Investment Income (Loss)	**44**	**(1,482)**	**(7,446)**	**566**	**16**	**2,102**	**27,067**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	14,911	265,645	(1,606)	8	(560)	(2,561)
Investments in affiliated securities	18,709	—	—	—	—	—	—
Written options	—	—	(6,248)	—	—	—	—
Foreign currency exchange transactions	—	—	—*	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(38,205)	(836,951)	(5,891)	—	(1,100)	(13,951)
Investments in affiliated securities	(42,058)	—	—	—	—	—	(14)
Futures contracts	—	—	—	—	—	—	(106)
Written options	—	—	(4,845)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	**(23,349)**	**(23,294)**	**(582,399)**	**(7,497)**	**8**	**(1,660)**	**(16,632)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(23,305)**	**$(24,776)**	**$(589,845)**	**$(6,931)**	**$ 24**	**$ 442**	**$ 10,435**

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 3,123	$ 1,852	$ 365	$ 2,982
Foreign dividend withholding tax	—	(2)	(6)	(35)
Interest and amortization from unaffiliated securities	70	10	5	13
Total Investment Income	3,193	1,860	364	2,960
EXPENSES				
Investment management fee	4,778	1,222	276	1,134
Distribution and service fees:				
Class A	470	284	94	354
Class B	50	15	7	20
Class C	1,005	86	15	107
Class E	8	—*	N/A	—*
Class R	116	5	N/A	1
Class Y	318	8	1	3
Shareholder servicing:				
Class A	492	384	50	341
Class B	20	8	—*	9
Class C	151	22	2	22
Class E	17	—*	N/A	—*
Class I	168	22	3	9
Class R	59	2	N/A	1
Class R6	1	—*	N/A	—*
Class Y	197	6	1	2
Registration fees	66	53	41	65
Custodian fees	13	9	4	6
Independent Trustees and Chief Compliance Officer fees	18	5	1	5
Accounting services fee	138	51	24	55
Professional fees	23	19	12	19
Other	52	18	3	20
Total Expenses	8,160	2,219	534	2,173
Less:				
Expenses in excess of limit	(6)	—	—*	—
Total Net Expenses	8,154	2,219	534	2,173
Net Investment Income (Loss)	(4,961)	(359)	(170)	787
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	74,380	9,940	1,534	18,181
Written options	228	—	—	119
Swap agreements	(4,115)	—	—	—
Foreign currency exchange transactions	1	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(175,819)	(38,819)	(5,074)	(37,315)
Written options	—	—	—	217
Swap agreements	(3,661)	—	—	—
Foreign currency exchange transactions	—*	—	—	—
Net Realized and Unrealized Loss	(108,986)	(28,879)	(3,540)	(18,798)
Net Decrease in Net Assets Resulting from Operations	$(113,947)	$(29,238)	$(3,710)	$(18,011)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund Six months ended 9-30-15 (Unaudited)	Ivy Bond Fund Year ended 3-31-15	Ivy Core Equity Fund Six months ended 9-30-15 (Unaudited)	Ivy Core Equity Fund Year ended 3-31-15	Ivy Cundill Global Value Fund Six months ended 9-30-15 (Unaudited)	Ivy Cundill Global Value Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 8,430	$ 14,566	$ 650	$ 1,104	$ 1,333	$ 741
Net realized gain (loss) on investments	(1,513)	9,440	44,428	79,672	(2,566)	5,055
Net change in unrealized appreciation (depreciation)	(16,170)	11,876	(146,244)	16,279	(31,645)	(36,070)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(9,253)**	**35,882**	**(101,166)**	**97,055**	**(32,878)**	**(30,274)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(8,558)	(15,481)	—	—	—	—
Class B	(44)	(99)	—	—	—	—
Class C	(217)	(381)	—	—	—	—
Class E	(43)	(85)	—	—	—	—
Class I	(98)	(158)	—	(385)	—	—
Class R	(5)	(6)	—	—	—	—
Class R6	(21)	(23)	—	(3)	—	—
Class Y	(30)	(64)	—	(153)	—	—
Net realized gains:						
Class A	—	—	—	(43,397)	—	—
Class B	—	—	—	(818)	—	—
Class C	—	—	—	(11,940)	—	—
Class E	—	—	—	(617)	—	—
Class I	—	—	—	(16,394)	—	—
Class R	—	—	—	(171)	—	—
Class R6	—	—	—	(250)	—	—
Class Y	—	—	—	(6,537)	—	—
Total Distributions to Shareholders	**(9,016)**	**(16,297)**	**—**	**(80,665)**	**—**	**—**
Capital Share Transactions	**30,047**	**123,728**	**20,267**	**237,462**	**(39,442)**	**(23,159)**
Net Increase (Decrease) in Net Assets	**11,778**	**143,313**	**(80,899)**	**253,852**	**(72,320)**	**(53,433)**
Net Assets, Beginning of Period	743,658	600,345	1,137,464	883,612	318,510	371,943
Net Assets, End of Period	**$755,436**	**$743,658**	**$1,056,565**	**$1,137,464**	**$246,190**	**$318,510**
Undistributed (distributions in excess of) net investment income	$ (589)	$ (3)	$ 1,110	$ 460	$ 1,555	$ 255

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund		Ivy Emerging Markets Equity Fund[1]		Ivy European Opportunities Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,829	$ 4,007	$ 1,177	$ 1,416	$ 1,179	$ 1,165
Net realized gain (loss) on investments	11,999	50,524	2,607	62,061	(1,455)	17,073
Net change in unrealized depreciation	(52,657)	(23,024)	(120,394)	(15,073)	(14,287)	(19,686)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(38,829)**	**31,507**	**(116,610)**	**48,404**	**(14,563)**	**(1,448)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(989)	(3,298)	—	(3,355)	—	(2,516)
Class B	—	(40)	—	—	—	(6)
Class C	(5)	(217)	—	(39)	—	(98)
Class E	(14)	(45)	—	(2)	—	(2)
Class I	(104)	(299)	—	(1,308)	—	(583)
Class R	(1)	(3)	—	(5)	—	(5)
Class R6	(3)	(5)	—	(58)	—	(39)
Class Y	(31)	(120)	—	(83)	—	(28)
Net realized gains:						
Class A	—	(30,956)	—	—	—	—
Class B	—	(1,236)	—	—	—	—
Class C	—	(5,197)	—	—	—	—
Class E	—	(485)	—	—	—	—
Class I	—	(2,212)	—	—	—	—
Class R	—	(34)	—	—	—	—
Class R6	—	(45)	—	—	—	—
Class Y	—	(1,041)	—	—	—	—
Total Distributions to Shareholders	**(1,147)**	**(45,233)**	**—**	**(4,850)**	**—**	**(3,277)**
Capital Share Transactions	**(19,787)**	**54,998**	**37,751**	**(171,945)**	**47,709**	**(13,059)**
Net Increase (Decrease) in Net Assets	**(59,763)**	**41,272**	**(78,859)**	**(128,391)**	**33,146**	**(17,784)**
Net Assets, Beginning of Period	426,099	384,827	611,949	740,340	192,580	210,364
Net Assets, End of Period	**$366,336**	**$426,099**	**$ 533,090**	**$ 611,949**	**$225,726**	**$192,580**
Undistributed (distributions in excess of) net investment income	$ 1,670	$ 993	$ 5,462	$ 4,951	$ 1,143	$ (75)

(1) Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Bond Fund		Ivy Global Equity Income Fund		Ivy Global Growth Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,352	$ 10,092	$ 5,808	$ 7,443	$ 145	$ 2,330
Net realized gain (loss) on investments	(2,999)	(1,081)	(2,019)	10,642	4,090	20,452
Net change in unrealized appreciation (depreciation)	(10,737)	(14,484)	(26,477)	(3,207)	(51,272)	3,262
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,384)	(5,473)	(22,688)	14,878	(47,037)	26,044
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,115)	(6,182)	(4,855)	(7,083)	—	(250)
Class B	(37)	(142)	(31)	(54)	—	—
Class C	(252)	(849)	(226)	(243)	—	—
Class E	N/A	N/A	N/A	N/A	—	—*
Class I	(639)	(2,215)	(452)	(755)	—	(226)
Class R	(5)	(12)	(5)	(9)	—	—
Class R6	(5)	(6)	(29)	(31)	—	(6)
Class Y	(60)	(270)	(92)	(154)	—	(17)
Net realized gains:						
Class A	—	—	—	(4,442)	—	(4,729)
Class B	—	—	—	(37)	—	(54)
Class C	—	—	—	(195)	—	(368)
Class E	N/A	N/A	N/A	N/A	—	(1)
Class I	—	—	—	(494)	—	(859)
Class R	—	—	—	(6)	—	(13)
Class R6	—	—	—	(27)	—	(31)
Class Y	—	—	—	(90)	—	(155)
Total Distributions to Shareholders	(3,113)	(9,676)	(5,690)	(13,620)	—	(6,709)
Capital Share Transactions	(40,598)	(5,958)	14,096	81,899	(965)	61,871
Net Increase (Decrease) in Net Assets	(53,095)	(21,107)	(14,282)	83,157	(48,002)	81,206
Net Assets, Beginning of Period	270,637	291,744	295,707	212,550	531,067	449,861
Net Assets, End of Period	$217,542	$270,637	$281,425	$295,707	$483,065	$531,067
Undistributed net investment income	$ 1,784	$ 573	$ 853	$ 767	$ 569	$ 481

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Income Allocation Fund		Ivy High Income Fund		Ivy International Core Equity Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 18,001	$ 27,048	$ 271,608	$ 660,107	$ 35,145	$ 27,916
Net realized gain (loss) on investments	(6,479)	29,559	(61,016)	87,488	74,890	143,145
Net change in unrealized depreciation	(82,858)	(39,782)	(509,720)	(691,739)	(591,890)	(30,720)
Net Increase (Decrease) in Net Assets Resulting from Operations	(71,336)	16,825	(299,128)	55,856	(481,855)	140,341
Distributions to Shareholders From:						
Net investment income:						
Class A	(13,881)	(22,360)	(102,629)	(237,844)	—	(14,825)
Class B	(85)	(185)	(4,053)	(8,954)	—	(70)
Class C	(899)	(1,440)	(50,296)	(110,961)	—	(953)
Class E	(56)	(103)	(339)	(647)	—	(49)
Class I	(1,266)	(2,455)	(86,180)	(232,534)	—	(15,770)
Class R	(5)	(10)	(2,164)	(3,068)	—	(124)
Class R6	(42)	(50)	(707)	(323)	—	(75)
Class Y	(48)	(200)	(24,076)	(65,747)	—	(3,248)
Net realized gains:						
Class A	—	—	—	(54,388)	—	(113,327)
Class B	—	—	—	(2,437)	—	(1,380)
Class C	—	—	—	(30,222)	—	(14,341)
Class E	—	—	—	(173)	—	(442)
Class I	—	—	—	(48,424)	—	(94,330)
Class R	—	—	—	(908)	—	(1,210)
Class R6	—	—	—	(62)	—	(500)
Class Y	—	—	—	(14,849)	—	(23,237)
Total Distributions to Shareholders	(16,282)	(26,803)	(270,444)	(811,541)	—	(283,881)
Capital Share Transactions	51,591	197,484	(868,827)	(2,708,175)	1,049,785	1,503,559
Net Increase (Decrease) in Net Assets	(36,027)	187,506	(1,438,399)	(3,463,860)	567,930	1,360,019
Net Assets, Beginning of Period	764,394	576,888	8,014,984	11,478,844	3,482,080	2,122,061
Net Assets, End of Period	$728,367	$764,394	$ 6,576,585	$ 8,014,984	$4,050,010	$3,482,080
Undistributed (distributions in excess of) net investment income	$ 5,887	$ 4,119	$ (3)	$ (177)	$ 23,841	$ (10,383)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,404)	$ (3,163)	$ 10,732	$ 22,335	$ 44	$ 3,369
Net realized gain (loss) on investments	67,759	129,243	(2,049)	(7,519)	18,709	6,888
Net change in unrealized appreciation (depreciation)	(156,912)	120,609	(13,315)	11,669	(42,058)	2,248
Net Increase (Decrease) in Net Assets Resulting from Operations	**(91,557)**	**246,689**	**(4,632)**	**26,485**	**(23,305)**	**12,505**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(10,061)	(21,105)	—	(3,196)
Class B	—	—	(33)	(89)	—	(24)
Class C	—	—	(356)	(809)	—	(52)
Class E	—	—	(22)	(47)	—	(7)
Class I	—	—	(346)	(809)	—	(20)
Class R	—	—	(4)	(5)	—	(7)
Class R6	—	—	(26)	(43)	N/A	N/A
Class Y	—	—	(134)	(338)	—	(26)
Net realized gains:						
Class A	—	(70,570)	—	—	—	—
Class B	—	(925)	—	—	—	—
Class C	—	(6,725)	—	—	—	—
Class E	—	(578)	—	—	—	—
Class I	—	(19,854)	—	—	—	—
Class R	—	(2,067)	—	—	—	—
Class R6	—	(314)	—	—	N/A	N/A
Class Y	—	(9,260)	—	—	—	—
Total Distributions to Shareholders	**—**	**(110,293)**	**(10,982)**	**(23,245)**	**—**	**(3,332)**
Capital Share Transactions	**32,060**	**88,029**	**43,867**	**30,070**	**(10,606)**	**(36,714)**
Net Increase (Decrease) in Net Assets	**(59,497)**	**224,425**	**28,253**	**33,310**	**(33,911)**	**(27,541)**
Net Assets, Beginning of Period	1,690,378	1,465,953	1,707,392	1,674,082	239,033	266,574
Net Assets, End of Period	**$1,630,881**	**$1,690,378**	**$1,735,645**	**$1,707,392**	**$205,122**	**$239,033**
Distributions in excess of net investment income	$ (3,797)	$ (1,393)	$ (250)	$ —	$ (122)	$ (166)

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Micro Cap Growth Fund Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Ivy Mid Cap Growth Fund Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Ivy Mid Cap Income Opportunities Fund Six months ended 9-30-15 (Unaudited)	Period from 10-1-14 (commencement of operations) to 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,482)	$ (3,563)	$ (7,446)	$ (18,967)	$ 566	$ 414
Net realized gain (loss) on investments	14,911	(3,144)	259,397	336,868	(1,606)	51
Net change in unrealized appreciation (depreciation)	(38,205)	(5,322)	(841,796)	195,497	(5,891)	3,789
Net Increase (Decrease) in Net Assets Resulting from Operations	**(24,776)**	**(12,029)**	**(589,845)**	**513,398**	**(6,931)**	**4,254**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(362)	(137)
Class B	—	—	—	—	N/A	N/A
Class C	—	—	—	—	(11)	(5)
Class E	N/A	N/A	—	—	(17)	(11)
Class I	—	—	—	—	(70)	(50)
Class R	—	—	—	—	(10)	(7)
Class R6	—	—	—	—	(24)	(15)
Class Y	—	—	—	—	(31)	(16)
Net realized gains:						
Class A	—	(11,149)	—	(96,250)	—	(7)
Class B	—	(107)	—	(2,584)	N/A	N/A
Class C	—	(547)	—	(33,651)	—	(1)
Class E	N/A	N/A	—	(660)	—	—*
Class I	—	(1,214)	—	(263,600)	—	(2)
Class R	—	(39)	—	(9,167)	—	—*
Class R6	—	(147)	—	(377)	—	(1)
Class Y	—	(151)	—	(68,339)	—	(1)
Total Distributions to Shareholders	**—**	**(13,354)**	**—**	**(474,628)**	**(525)**	**(253)**
Capital Share Transactions	**(21,509)**	**(4,586)**	**(376,071)**	**342,769**	**11,093**	**61,684**
Net Increase (Decrease) in Net Assets	**(46,285)**	**(29,969)**	**(965,916)**	**381,539**	**3,637**	**65,685**
Net Assets, Beginning of Period	236,567	266,536	5,161,096	4,779,557	65,685	—
Net Assets, End of Period	**$190,282**	**$236,567**	**$4,195,180**	**$5,161,096**	**$69,322**	**$65,685**
Undistributed (distributions in excess of) net investment income	$ (2,318)	$ (836)	$ (10,410)	$ (2,964)	$ 216	$ 175

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Money Market Fund		Ivy Municipal Bond Fund		Ivy Municipal High Income Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 16	$ 35	$ 2,102	$ 3,934	$ 27,067	$ 55,977
Net realized gain (loss) on investments	8	2	(560)	(1,710)	(2,561)	(671)
Net change in unrealized appreciation (depreciation)	—	—	(1,100)	5,815	(14,071)	67,300
Net Increase in Net Assets Resulting from Operations	**24**	**37**	**442**	**8,039**	**10,435**	**122,606**
Distributions to Shareholders From:						
Net investment income:						
Class A	(12)	(25)	(1,784)	(3,340)	(7,491)	(16,273)
Class B	—*	(1)	(18)	(44)	(235)	(539)
Class C	(3)	(8)	(198)	(405)	(3,902)	(8,385)
Class E	(1)	(1)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	(71)	(88)	(14,592)	(29,085)
Class Y	N/A	N/A	(8)	(16)	(391)	(941)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	N/A	N/A
Class I	N/A	N/A	—	—	—	—
Class Y	N/A	N/A	—	—	—	—
Total Distributions to Shareholders	**(16)**	**(35)**	**(2,079)**	**(3,893)**	**(26,611)**	**(55,223)**
Capital Share Transactions	**39,721**	**(23,125)**	**4,669**	**36,930**	**(49,995)**	**89,149**
Net Increase (Decrease) in Net Assets	**39,729**	**(23,123)**	**3,032**	**41,076**	**(66,171)**	**156,532**
Net Assets, Beginning of Period	160,632	183,755	180,174	139,098	1,354,196	1,197,664
Net Assets, End of Period	**$200,361**	**$160,632**	**$183,206**	**$180,174**	**$1,288,025**	**$1,354,196**
Undistributed net investment income	$ —	$ —	$ 134	$ 111	$ 2,992	$ 2,536

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment loss	$ (4,961)	$ (9,199)	$ (359)	$ (593)	$ (170)	$ (100)
Net realized gain on investments	70,494	80,622	9,940	39,504	1,534	2,720
Net change in unrealized appreciation (depreciation)	(179,480)	10,673	(38,819)	(22,143)	(5,074)	6,595
Net Increase (Decrease) in Net Assets Resulting from Operations	**(113,947)**	**82,096**	**(29,238)**	**16,768**	**(3,710)**	**9,215**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	—
Class R	—	—	—	—	N/A	N/A
Class R6	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	—	—
Net realized gains:						
Class A	—	(22,816)	—	(22,769)	—	(1,288)
Class B	—	(820)	—	(355)	—	(31)
Class C	—	(14,455)	—	(1,865)	—	(53)
Class E	—	(338)	—	(14)	N/A	N/A
Class I	—	(11,560)	—	(3,369)	—	(46)
Class R	—	(2,725)	—	(191)	N/A	N/A
Class R6	—	(1,117)	—	(308)	N/A	N/A
Class Y	—	(13,860)	—	(638)	—	(19)
Total Distributions to Shareholders	**—**	**(67,691)**	**—**	**(29,509)**	**—**	**(1,437)**
Capital Share Transactions	**(25,826)**	**(75,929)**	**(20,608)**	**13,297**	**10,533**	**26,771**
Net Increase (Decrease) in Net Assets	**(139,773)**	**(61,524)**	**(49,846)**	**556**	**6,823**	**34,549**
Net Assets, Beginning of Period	1,151,291	1,212,815	305,016	304,460	79,214	44,665
Net Assets, End of Period	**$1,011,518**	**$1,151,291**	**$255,170**	**$305,016**	**$86,037**	**$79,214**
Undistributed (distributions in excess of) net investment income	$ (5,044)	$ (84)	$ 2,263	$ 2,622	$ (170)	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund	
	Six months ended 9-30-15 (Unaudited)	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 787	$ 1,420
Net realized gain on investments	18,300	27,309
Net change in unrealized depreciation	(37,098)	(13,125)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(18,011)**	**15,604**
Distributions to Shareholders From:		
Net investment income:		
Class A	—	(647)
Class B	—	—
Class C	—	—
Class E	—	(1)
Class I	—	(107)
Class R	—	—*
Class R6	—	(2)
Class Y	—	(25)
Net realized gains:		
Class A	—	(20,381)
Class B	—	(343)
Class C	—	(1,447)
Class E	—	(11)
Class I	—	(1,679)
Class R	—	(25)
Class R6	—	(37)
Class Y	—	(642)
Total Distributions to Shareholders	**—**	**(25,347)**
Capital Share Transactions	**(34,587)**	**74,526**
Net Increase (Decrease) in Net Assets	**(52,598)**	**64,783**
Net Assets, Beginning of Period	**340,488**	**275,705**
Net Assets, End of Period	**$287,890**	**$340,488**
Undistributed net investment income	$ 5,190	$ 4,403

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$10.78	$0.12	$(0.25)	$(0.13)	$(0.13)	$ —	$(0.13)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.24	(0.19)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.39	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.29	0.40	0.69	(0.32)	(0.09)	(0.41)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.07	(0.25)	(0.18)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.46	0.13	0.35	0.48	(0.16)	—	(0.16)
Year ended 3-31-2014	10.71	0.15	(0.20)	(0.05)	(0.20)	—	(0.20)
Year ended 3-31-2013	10.44	0.15	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18	0.40	0.58	(0.21)	(0.09)	(0.30)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.08	(0.25)	(0.17)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.46	0.15	0.35	0.50	(0.18)	—	(0.18)
Year ended 3-31-2014	10.71	0.17	(0.21)	(0.04)	(0.21)	—	(0.21)
Year ended 3-31-2013	10.44	0.18	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21	0.40	0.61	(0.24)	(0.09)	(0.33)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.12	(0.26)	(0.14)	(0.12)	—	(0.12)
Year ended 3-31-2015	10.46	0.22	0.35	0.57	(0.25)	—	(0.25)
Year ended 3-31-2014	10.71	0.24	(0.20)	0.04	(0.29)	—	(0.29)
Year ended 3-31-2013	10.44	0.25	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28	0.40	0.68	(0.31)	(0.09)	(0.40)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.14	(0.26)	(0.12)	(0.14)	—	(0.14)
Year ended 3-31-2015	10.46	0.26	0.35	0.61	(0.29)	—	(0.29)
Year ended 3-31-2014	10.71	0.28	(0.20)	0.08	(0.33)	—	(0.33)
Year ended 3-31-2013	10.44	0.29	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32	0.40	0.72	(0.35)	(0.09)	(0.44)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.10	(0.25)	(0.15)	(0.11)	—	(0.11)
Year ended 3-31-2015	10.46	0.20	0.35	0.55	(0.23)	—	(0.23)
Year ended 3-31-2014	10.71	0.21	(0.19)	0.02	(0.27)	—	(0.27)
Year ended 3-31-2013[6]	10.69	0.02	0.08	0.10	(0.08)	—	(0.08)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.14	(0.25)	(0.11)	(0.15)	—	(0.15)
Year ended 3-31-2015[7]	10.58	0.18	0.22	0.40	(0.20)	—	(0.20)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	10.78	0.12	(0.25)	(0.13)	(0.13)	—	(0.13)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.25	(0.20)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30	0.40	0.70	(0.33)	(0.09)	(0.42)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$10.52	-1.21%	$707	1.02%[4]	2.28%[4]	—%	—%	96%
Year ended 3-31-2015	10.78	5.58	695	1.02	2.17	—	—	182
Year ended 3-31-2014	10.46	0.48	561	1.04	2.35	—	—	202
Year ended 3-31-2013	10.71	6.33	554	1.06	2.42	—	—	269
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.66	6	1.93[4]	1.37[4]	—	—	96
Year ended 3-31-2015	10.78	4.56	6	2.00	1.19	—	—	182
Year ended 3-31-2014	10.46	-0.45	7	1.98	1.45	—	—	202
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.59	26	1.78[4]	1.52[4]	—	—	96
Year ended 3-31-2015	10.78	4.76	28	1.80	1.38	—	—	182
Year ended 3-31-2014	10.46	-0.31	21	1.82	1.61	—	—	202
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.26	4	1.11[4]	2.19[4]	1.33	1.97	96
Year ended 3-31-2015	10.78	5.45	4	1.14	2.05	1.35	1.84	182
Year ended 3-31-2014	10.46	0.38	4	1.14	2.26	1.35	2.05	202
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.08	8	0.74[4]	2.56[4]	—	—	96
Year ended 3-31-2015	10.78	5.90	7	0.74	2.44	—	—	182
Year ended 3-31-2014	10.46	0.77	4	0.76	2.65	—	—	202
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.37	1	1.35[4]	1.96[4]	—	—	96
Year ended 3-31-2015	10.78	5.27	—*	1.32	1.87	—	—	182
Year ended 3-31-2014	10.46	0.18	—*	1.35	2.04	—	—	202
Year ended 3-31-2013[6]	10.71	0.96	—*	1.30[4]	0.82[4]	—	—	269[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.00	1	0.59[4]	2.71[4]	—	—	96
Year ended 3-31-2015[7]	10.78	3.81	1	0.58[4]	2.54[4]	—	—	182[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	10.52	-1.19	2	0.98[4]	2.32[4]	—	—	96
Year ended 3-31-2015	10.78	5.62	3	0.99	2.20	—	—	182
Year ended 3-31-2014	10.46	0.51	3	1.00	2.42	—	—	202
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$14.29	$ 0.01	$(1.25)	$(1.24)	$ —	$ —	$ —
Year ended 3-31-2015	14.04	0.02	1.33	1.35	—	(1.10)	(1.10)
Year ended 3-31-2014	12.15	0.05	2.67	2.72	(0.04)	(0.79)	(0.83)
Year ended 3-31-2013	10.91	0.04	1.33	1.37	(0.05)	(0.08)	(0.13)
Year ended 3-31-2012	10.68	0.02	0.58	0.60	—	(0.37)	(0.37)
Year ended 3-31-2011	8.91	(0.01)	1.95	1.94	—	(0.17)	(0.17)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	12.36	(0.05)	(1.07)	(1.12)	—	—	—
Year ended 3-31-2015	12.32	(0.10)	1.16	1.06	—	(1.02)	(1.02)
Year ended 3-31-2014	10.78	(0.07)	2.36	2.29	—	(0.75)	(0.75)
Year ended 3-31-2013	9.75	(0.07)	1.18	1.11	—	(0.08)	(0.08)
Year ended 3-31-2012	9.59	(0.08)	0.52	0.44	—	(0.28)	(0.28)
Year ended 3-31-2011	8.10	(0.10)	1.76	1.66	—	(0.17)	(0.17)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	12.71	(0.04)	(1.10)	(1.14)	—	—	—
Year ended 3-31-2015	12.63	(0.08)	1.19	1.11	—	(1.03)	(1.03)
Year ended 3-31-2014	11.03	(0.05)	2.41	2.36	—	(0.76)	(0.76)
Year ended 3-31-2013	9.95	(0.04)	1.20	1.16	—	(0.08)	(0.08)
Year ended 3-31-2012	9.77	(0.06)	0.55	0.49	—	(0.31)	(0.31)
Year ended 3-31-2011	8.23	(0.07)	1.78	1.71	—	(0.17)	(0.17)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	14.23	0.00*	(1.24)	(1.24)	—	—	—
Year ended 3-31-2015	14.00	(0.01)	1.32	1.31	—	(1.08)	(1.08)
Year ended 3-31-2014	12.12	0.02	2.67	2.69	(0.02)	(0.79)	(0.81)
Year ended 3-31-2013	10.89	0.03	1.32	1.35	(0.04)	(0.08)	(0.12)
Year ended 3-31-2012	10.67	0.01	0.59	0.60	—	(0.38)	(0.38)
Year ended 3-31-2011	8.90	0.00	1.94	1.94	—	(0.17)	(0.17)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	15.67	0.03	(1.36)	(1.33)	—	—	—
Year ended 3-31-2015	15.29	0.07	1.45	1.52	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	13.15	0.09	2.91	3.00	(0.07)	(0.79)	(0.86)
Year ended 3-31-2013	11.78	0.08	1.44	1.52	(0.07)	(0.08)	(0.15)
Year ended 3-31-2012	11.50	0.05	0.64	0.69	—	(0.41)	(0.41)
Year ended 3-31-2011	9.55	0.03	2.09	2.12	—	(0.17)	(0.17)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	14.23	(0.01)	(1.24)	(1.25)	—	—	—
Year ended 3-31-2015	14.01	(0.03)	1.31	1.28	—	(1.06)	(1.06)
Year ended 3-31-2014	12.13	0.01	2.67	2.68	(0.01)	(0.79)	(0.80)
Year ended 3-31-2013[6]	11.15	0.00	0.98	0.98	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	15.69	0.03	(1.35)	(1.32)	—	—	—
Year ended 3-31-2015[7]	15.69	0.06	1.06	1.12	(0.01)	(1.11)	(1.12)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	15.29	0.03	(1.33)	(1.30)	—	—	—
Year ended 3-31-2015	14.94	0.07	1.42	1.49	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	12.87	0.09	2.84	2.93	(0.07)	(0.79)	(0.86)
Year ended 3-31-2013	11.54	0.06	1.40	1.46	(0.05)	(0.08)	(0.13)
Year ended 3-31-2012	11.27	0.03	0.63	0.66	—	(0.39)	(0.39)
Year ended 3-31-2011	9.39	0.01	2.04	2.05	—	(0.17)	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$13.05	-8.68%	$548	1.15%[4]	0.13%[4]	1.17%[4]	0.11%[4]	36%
Year ended 3-31-2015	14.29	9.86	611	1.15	0.13	1.17	0.11	65
Year ended 3-31-2014	14.04	22.76	499	1.15	0.35	1.20	0.30	61
Year ended 3-31-2013	12.15	12.66	320	1.23	0.35	1.26	0.32	60
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	11.24	-9.06	9	2.09[4]	-0.82[4]	—	—	36
Year ended 3-31-2015	12.36	8.80	11	2.08	-0.79	—	—	65
Year ended 3-31-2014	12.32	21.62	11	2.12	-0.62	—	—	61
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	11.57	-8.97	136	1.90[4]	-0.62[4]	—	—	36
Year ended 3-31-2015	12.71	9.04	160	1.90	-0.62	—	—	65
Year ended 3-31-2014	12.63	21.79	144	1.94	-0.44	—	—	61
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	12.99	-8.71	9	1.32[4]	-0.04[4]	1.41[4]	-0.13[4]	36
Year ended 3-31-2015	14.23	9.60	10	1.35	-0.06	1.43	-0.14	65
Year ended 3-31-2014	14.00	22.57	7	1.35	0.15	1.51	-0.01	61
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	14.34	-8.49	199	0.84[4]	0.43[4]	0.90[4]	0.37[4]	36
Year ended 3-31-2015	15.67	10.14	234	0.84	0.45	0.90	0.39	65
Year ended 3-31-2014	15.29	23.18	153	0.84	0.63	0.91	0.56	61
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	12.98	-8.78	2	1.50[4]	-0.21[4]	—	—	36
Year ended 3-31-2015	14.23	9.40	2	1.50	-0.22	—	—	65
Year ended 3-31-2014	14.01	22.41	2	1.50	0.04	—	—	61
Year ended 3-31-2013[6]	12.13	8.79	—*	1.50[4]	-0.13[4]	—	—	60[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	14.37	-8.41	40	0.75[4]	0.44[4]	—	—	36
Year ended 3-31-2015[7]	15.69	7.39	4	0.75[4]	0.60[4]	—	—	65[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	13.99	-8.50	114	0.84[4]	0.43[4]	1.15[4]	0.12[4]	36
Year ended 3-31-2015	15.29	10.18	105	0.84	0.45	1.15	0.14	65
Year ended 3-31-2014	14.94	23.14	68	0.84	0.64	1.16	0.32	61
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$16.52	$ 0.08	$(2.01)	$(1.93)	$ —	$—	$ —
Year ended 3-31-2015	17.96	0.04	(1.48)	(1.44)	—	—	—
Year ended 3-31-2014	14.68	(0.03)	3.32	3.29	(0.01)	—	(0.01)
Year ended 3-31-2013	13.44	0.01	1.23	1.24	—	—	—
Year ended 3-31-2012	14.00	0.02	(0.57)	(0.55)	(0.01)	—	(0.01)
Year ended 3-31-2011	12.63	0.03	1.34	1.37	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	15.20	(0.02)	(1.84)	(1.86)	—	—	—
Year ended 3-31-2015	16.72	(0.15)	(1.37)	(1.52)	—	—	—
Year ended 3-31-2014	13.81	(0.19)	3.10	2.91	—	—	—
Year ended 3-31-2013	12.78	(0.11)	1.14	1.03	—	—	—
Year ended 3-31-2012	13.43	(0.09)	(0.56)	(0.65)	—	—	—
Year ended 3-31-2011	12.22	(0.07)	1.28	1.21	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	15.56	0.02	(1.88)	(1.86)	—	—	—
Year ended 3-31-2015	17.03	(0.07)	(1.40)	(1.47)	—	—	—
Year ended 3-31-2014	13.99	(0.12)	3.16	3.04	—	—	—
Year ended 3-31-2013	12.88	(0.05)	1.16	1.11	—	—	—
Year ended 3-31-2012	13.48	(0.05)	(0.55)	(0.60)	—	—	—
Year ended 3-31-2011	12.23	(0.03)	1.28	1.25	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	16.60	0.08	(2.02)	(1.94)	—	—	—
Year ended 3-31-2015	18.05	0.04	(1.49)	(1.45)	—	—	—
Year ended 3-31-2014	14.78	(0.03)	3.34	3.31	(0.04)	—	(0.04)
Year ended 3-31-2013	13.49	0.04	1.25	1.29	—	—	—
Year ended 3-31-2012	14.04	0.05	(0.57)	(0.52)	(0.03)	—	(0.03)
Year ended 3-31-2011	12.64	0.06	1.34	1.40	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	16.94	0.12	(2.07)	(1.95)	—	—	—
Year ended 3-31-2015	18.33	0.12	(1.51)	(1.39)	—	—	—
Year ended 3-31-2014	14.98	0.05	3.39	3.44	(0.09)	—	(0.09)
Year ended 3-31-2013	13.64	0.09	1.25	1.34	—	—	—
Year ended 3-31-2012	14.23	0.10	(0.59)	(0.49)	(0.10)	—	(0.10)
Year ended 3-31-2011	12.76	0.11	1.36	1.47	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	16.47	0.06	(1.99)	(1.93)	—	—	—
Year ended 3-31-2015	17.94	0.02	(1.49)	(1.47)	—	—	—
Year ended 3-31-2014	14.68	(0.05)	3.32	3.27	(0.01)	—	(0.01)
Year ended 3-31-2013[6]	13.62	(0.01)	1.07	1.06	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	16.95	0.13	(2.07)	(1.94)	—	—	—
Year ended 3-31-2015[7]	18.57	0.08	(1.70)	(1.62)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	16.77	0.10	(2.05)	(1.95)	—	—	—
Year ended 3-31-2015	18.20	0.07	(1.50)	(1.43)	—	—	—
Year ended 3-31-2014	14.86	(0.01)	3.39	3.38	(0.04)	—	(0.04)
Year ended 3-31-2013	13.56	0.09	1.21	1.30	—	—	—
Year ended 3-31-2012	14.15	0.11	(0.59)	(0.48)	(0.11)	—	(0.11)
Year ended 3-31-2011	12.69	0.11	1.35	1.46	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$14.59	-11.68%	$221	1.58%[4]	0.93%[4]	1.72%[4]	0.79%[4]	13%
Year ended 3-31-2015	16.52	-8.02	288	1.56	0.24	1.70	0.10	28
Year ended 3-31-2014	17.96	22.41	332	1.61	-0.20	1.75	-0.34	47
Year ended 3-31-2013	14.68	9.23	196	1.86	0.05	1.91	—	26
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	13.34	-12.24	2	2.75[4]	-0.23[4]	2.89[4]	-0.37[4]	13
Year ended 3-31-2015	15.20	-9.09	2	2.73	-0.91	2.87	-1.05	28
Year ended 3-31-2014	16.72	21.07	4	2.72	-1.23	2.86	-1.37	47
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	13.70	-11.95	15	2.19[4]	0.32[4]	2.33[4]	0.18[4]	13
Year ended 3-31-2015	15.56	-8.63	19	2.19	-0.39	2.33	-0.53	28
Year ended 3-31-2014	17.03	21.73	24	2.22	-0.78	2.36	-0.92	47
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	14.66	-11.69	1	1.55[4]	0.95[4]	2.08[4]	0.42[4]	13
Year ended 3-31-2015	16.60	-8.03	1	1.59	0.21	2.00	-0.20	28
Year ended 3-31-2014	18.05	22.43	1	1.59	-0.17	2.08	-0.65	47
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	14.99	-11.51	4	1.14[4]	1.38[4]	1.28[4]	1.24[4]	13
Year ended 3-31-2015	16.94	-7.58	5	1.12	0.64	1.26	0.50	28
Year ended 3-31-2014	18.33	22.98	7	1.14	0.27	1.28	0.13	47
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	14.54	-11.72	—*	1.73[4]	0.78[4]	1.87[4]	0.64[4]	13
Year ended 3-31-2015	16.47	-8.19	—*	1.72	0.09	1.86	-0.05	28
Year ended 3-31-2014	17.94	22.30	—*	1.72	-0.28	1.86	-0.42	47
Year ended 3-31-2013[6]	14.68	7.78	—*	1.66[4]	-0.37[4]	1.71[4]	-0.42[4]	26[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	15.01	-11.45	1	0.98[4]	1.53[4]	1.12[4]	1.39[4]	13
Year ended 3-31-2015[7]	16.95	-8.72	1	0.95[4]	0.72[4]	1.09[4]	0.58[4]	28[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	14.82	-11.63	2	1.39[4]	1.17[4]	1.53[4]	1.03[4]	13
Year ended 3-31-2015	16.77	-7.86	3	1.38	0.41	1.52	0.27	28
Year ended 3-31-2014	18.20	22.76	4	1.35	-0.04	1.49	-0.18	47
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$19.55	$0.09	$(1.94)	$(1.85)	$(0.06)	$ —	$(0.06)
Year ended 3-31-2015	20.27	0.22	1.39	1.61	(0.22)	(2.11)	(2.33)
Year ended 3-31-2014	17.20	0.19	3.33	3.52	(0.16)	(0.29)	(0.45)
Year ended 3-31-2013	15.70	0.23	1.48	1.71	(0.21)	—	(0.21)
Year ended 3-31-2012	16.14	0.18	(0.44)	(0.26)	(0.18)	—	(0.18)
Year ended 3-31-2011	13.61	0.13	2.55	2.68	(0.15)	—	(0.15)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	19.22	0.02	(1.91)	(1.89)	—	—	—
Year ended 3-31-2015	19.97	0.06	1.37	1.43	(0.07)	(2.11)	(2.18)
Year ended 3-31-2014	16.99	0.05	3.27	3.32	(0.05)	(0.29)	(0.34)
Year ended 3-31-2013	15.54	0.09	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00	2.52	2.52	(0.03)	—	(0.03)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	19.31	0.03	(1.92)	(1.89)	—*	—	—*
Year ended 3-31-2015	20.05	0.08	1.38	1.46	(0.09)	(2.11)	(2.20)
Year ended 3-31-2014	17.05	0.07	3.29	3.36	(0.07)	(0.29)	(0.36)
Year ended 3-31-2013	15.59	0.11	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03	2.54	2.57	(0.07)	—	(0.07)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	19.48	0.09	(1.94)	(1.85)	(0.05)	—	(0.05)
Year ended 3-31-2015	20.21	0.19	1.39	1.58	(0.20)	(2.11)	(2.31)
Year ended 3-31-2014	17.16	0.17	3.32	3.49	(0.15)	(0.29)	(0.44)
Year ended 3-31-2013	15.66	0.21	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13	2.54	2.67	(0.15)	—	(0.15)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	19.61	0.13	(1.96)	(1.83)	(0.09)	—	(0.09)
Year ended 3-31-2015	20.33	0.28	1.40	1.68	(0.29)	(2.11)	(2.40)
Year ended 3-31-2014	17.25	0.26	3.33	3.59	(0.22)	(0.29)	(0.51)
Year ended 3-31-2013	15.73	0.28	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18	2.56	2.74	(0.20)	—	(0.20)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	19.53	0.07	(1.95)	(1.88)	(0.03)	—	(0.03)
Year ended 3-31-2015	20.25	0.16	1.40	1.56	(0.17)	(2.11)	(2.28)
Year ended 3-31-2014	17.19	0.14	3.33	3.47	(0.12)	(0.29)	(0.41)
Year ended 3-31-2013[6]	15.79	0.01	1.39	1.40	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	19.64	0.14	(1.95)	(1.81)	(0.11)	—	(0.11)
Year ended 3-31-2015[7]	20.64	0.20	1.15	1.35	(0.24)	(2.11)	(2.35)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	19.58	0.10	(1.94)	(1.84)	(0.07)	—	(0.07)
Year ended 3-31-2015	20.30	0.23	1.40	1.63	(0.24)	(2.11)	(2.35)
Year ended 3-31-2014	17.23	0.21	3.33	3.54	(0.18)	(0.29)	(0.47)
Year ended 3-31-2013	15.72	0.24	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15	2.55	2.70	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$17.64	-9.47%	$279	1.25%[4]	0.98%[4]	—%	—%	21%
Year ended 3-31-2015	19.55	8.19	322	1.24	1.07	—	—	48
Year ended 3-31-2014	20.27	20.70	291	1.27	1.03	—	—	43
Year ended 3-31-2013	17.20	11.06	246	1.28	1.43	—	—	45
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	17.33	-9.83	9	2.03[4]	0.20[4]	—	—	21
Year ended 3-31-2015	19.22	7.33	12	2.01	0.30	—	—	48
Year ended 3-31-2014	19.97	19.70	13	2.05	0.25	—	—	43
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	17.42	-9.78	45	1.92[4]	0.31[4]	—	—	21
Year ended 3-31-2015	19.31	7.46	54	1.91	0.40	—	—	48
Year ended 3-31-2014	20.05	19.85	47	1.93	0.37	—	—	43
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	17.58	-9.51	5	1.33[4]	0.90[4]	1.56[4]	0.67[4]	21
Year ended 3-31-2015	19.48	8.01	5	1.37	0.94	1.58	0.73	48
Year ended 3-31-2014	20.21	20.52	4	1.37	0.93	1.66	0.64	43
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	17.69	-9.35	20	0.94[4]	1.29[4]	—	—	21
Year ended 3-31-2015	19.61	8.50	23	0.93	1.38	—	—	48
Year ended 3-31-2014	20.33	21.06	19	0.94	1.36	—	—	43
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	17.62	-9.64	—*	1.53[4]	0.71[4]	—	—	21
Year ended 3-31-2015	19.53	7.90	—*	1.52	0.80	—	—	48
Year ended 3-31-2014	20.25	20.29	—*	1.54	0.76	—	—	43
Year ended 3-31-2013[6]	17.19	8.93	—*	1.51[4]	0.23[4]	—	—	45[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	17.72	-9.27	—*	0.79[4]	1.46[4]	—	—	21
Year ended 3-31-2015[7]	19.64	6.76	—*	0.79[4]	1.46[4]	—	—	48[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	17.67	-9.44	8	1.19[4]	1.03[4]	—	—	21
Year ended 3-31-2015	19.58	8.25	10	1.18	1.13	—	—	48
Year ended 3-31-2014	20.30	20.74	11	1.19	1.11	—	—	43
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$16.04	$ 0.03	$(2.73)	$(2.70)	$ —	$ —	$ —
Year ended 3-31-2015	15.04	0.04	1.08	1.12	(0.12)	—	(0.12)
Year ended 3-31-2014	13.88	0.02	1.22	1.24	(0.08)	—	(0.08)
Year ended 3-31-2013	13.98	0.03	(0.03)	0.00	(0.10)	—	(0.10)
Year ended 3-31-2012	16.94	0.01	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Year ended 3-31-2011	14.84	(0.01)	2.11	2.10	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	13.48	(0.05)	(2.28)	(2.33)	—	—	—
Year ended 3-31-2015	12.66	(0.10)	0.92	0.82	—	—	—
Year ended 3-31-2014	11.78	(0.12)	1.00	0.88	—	—	—
Year ended 3-31-2013	11.92	(0.10)	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)	(2.07)	(2.20)	—	(0.52)	(0.52)
Year ended 3-31-2011	12.97	(0.15)	1.82	1.67	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	14.05	(0.03)	(2.38)	(2.41)	—	—	—
Year ended 3-31-2015	13.20	(0.09)	0.95	0.86	(0.01)	—	(0.01)
Year ended 3-31-2014	12.23	(0.07)	1.06	0.99	(0.02)	—	(0.02)
Year ended 3-31-2013	12.36	(0.06)	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)	1.87	1.77	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2015 (unaudited)	16.23	0.04	(2.77)	(2.73)	—	—	—
Year ended 3-31-2015	15.23	0.05	1.10	1.15	(0.15)	—	(0.15)
Year ended 3-31-2014	14.04	0.06	1.25	1.31	(0.12)	—	(0.12)
Year ended 3-31-2013	14.12	0.09	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05	2.12	2.17	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	16.45	0.06	(2.82)	(2.76)	—	—	—
Year ended 3-31-2015	15.43	0.08	1.11	1.19	(0.17)	—	(0.17)
Year ended 3-31-2014	14.23	0.09	1.26	1.35	(0.15)	—	(0.15)
Year ended 3-31-2013	14.30	0.10	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05	2.18	2.23	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	16.01	0.00*	(2.72)	(2.72)	—	—	—
Year ended 3-31-2015	15.02	(0.02)	1.09	1.07	(0.08)	—	(0.08)
Year ended 3-31-2014	13.87	(0.01)	1.23	1.22	(0.07)	—	(0.07)
Year ended 3-31-2013[7]	14.07	(0.04)	(0.16)	(0.20)	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	16.50	0.06	(2.82)	(2.76)	—	—	—
Year ended 3-31-2015[8]	16.41	(0.03)	0.26	0.23	(0.14)	—	(0.14)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	16.33	0.06	(2.81)	(2.75)	—	—	—
Year ended 3-31-2015	15.33	0.03	1.10	1.13	(0.13)	—	(0.13)
Year ended 3-31-2014	14.13	0.05	1.26	1.31	(0.11)	—	(0.11)
Year ended 3-31-2013	14.22	0.09	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03	2.14	2.17	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$13.34	-16.83%	$372	1.50%[4]	0.33%[4]	1.63%[4]	0.20%[4]	63%
Year ended 3-31-2015	16.04	7.48	436	1.50	0.23	1.67	0.06	103
Year ended 3-31-2014	15.04	8.95	536	1.73	0.17	—	—	138
Year ended 3-31-2013	13.88	-0.02	491	1.74	0.25	—	—	142
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	—	—	97
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	—	—	137
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	11.15	-17.28	5	2.50[4]	-0.69[4]	2.60[4]	-0.79[4]	63
Year ended 3-31-2015	13.48	6.48	7	2.50	-0.75	2.71	-0.96	103
Year ended 3-31-2014	12.66	7.47	9	3.00	-1.04	—	—	138
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	—	—	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	—	—	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	—	—	137
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	11.64	-17.15	32	2.31[4]	-0.48[4]	—	—	63
Year ended 3-31-2015	14.05	6.56	35	2.40	-0.66	—	—	103
Year ended 3-31-2014	13.20	8.06	44	2.47	-0.59	—	—	138
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	—	—	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	—	—	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	—	—	137
Class E Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	13.50	-16.82	—*	1.33[4]	0.48[4]	—	—	63
Year ended 3-31-2015	16.23	7.63	—*	1.34	0.34	—	—	103
Year ended 3-31-2014	15.23	9.35	—*	1.35	0.44	—	—	138
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	—	—	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	—	—	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	—	—	137
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	13.69	-16.78	108	1.21[4]	0.72[4]	—	—	63
Year ended 3-31-2015	16.45	7.78	117	1.23	0.49	—	—	103
Year ended 3-31-2014	15.43	9.52	139	1.22	0.62	—	—	138
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	—	—	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	—	—	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	—	—	137
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	13.29	-16.99	3	1.82[4]	-0.04[4]	—	—	63
Year ended 3-31-2015	16.01	7.13	1	1.83	-0.16	—	—	103
Year ended 3-31-2014	15.02	8.75	1	1.83	-0.05	—	—	138
Year ended 3-31-2013[7]	13.87	-1.35	—*	1.80[4]	-1.09[4]	—	—	142[9]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	13.74	-16.73	6	1.07[4]	0.75[4]	—	—	63
Year ended 3-31-2015[8]	16.50	1.47	6	1.08[4]	-0.30[4]	—	—	103[10]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	13.58	-16.84	7	1.46[4]	0.70[4]	—	—	63
Year ended 3-31-2015	16.33	7.41	10	1.50	0.20	1.53	0.17	103
Year ended 3-31-2014	15.33	9.19	11	1.47	0.34	—	—	138
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	—	—	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	—	—	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	—	—	137

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$29.19	$ 0.16	$(1.83)	$(1.67)	$ —	$—	$ —
Year ended 3-31-2015	29.76	0.17	(0.24)	(0.07)	(0.50)	—	(0.50)
Year ended 3-31-2014	24.70	0.32	4.82	5.14	(0.08)	—	(0.08)
Year ended 3-31-2013	22.89	0.07	1.83	1.90	(0.09)	—	(0.09)
Year ended 3-31-2012	24.61	0.07	(1.72)	(1.65)	(0.07)	—	(0.07)
Year ended 3-31-2011	21.44	(0.01)	3.24	3.23	(0.06)	—	(0.06)
Class B Shares[4]							
Six-month period ended 9-30-2015 (unaudited)	27.21	0.01	(1.72)	(1.71)	—	—	—
Year ended 3-31-2015	27.66	(0.14)	(0.22)	(0.36)	(0.09)	—	(0.09)
Year ended 3-31-2014	23.16	0.01	4.49	4.50	—	—	—
Year ended 3-31-2013	21.62	(0.15)	1.69	1.54	—	—	—
Year ended 3-31-2012	23.40	(0.13)	(1.65)	(1.78)	—	—	—
Year ended 3-31-2011	20.53	(0.21)	3.08	2.87	—*	—	—*
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	27.73	0.06	(1.73)	(1.67)	—	—	—
Year ended 3-31-2015	28.25	(0.02)	(0.21)	(0.23)	(0.29)	—	(0.29)
Year ended 3-31-2014	23.53	0.16	4.56	4.72	—	—	—
Year ended 3-31-2013	21.86	(0.06)	1.73	1.67	—	—	—
Year ended 3-31-2012	23.58	(0.06)	(1.66)	(1.72)	—	—	—
Year ended 3-31-2011	20.63	(0.14)	3.11	2.97	(0.02)	—	(0.02)
Class E Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	29.36	0.22	(1.86)	(1.64)	—	—	—
Year ended 3-31-2015	29.93	0.27	(0.21)	0.06	(0.63)	—	(0.63)
Year ended 3-31-2014	24.84	0.44	4.85	5.29	(0.20)	—	(0.20)
Year ended 3-31-2013	23.02	0.18	1.84	2.02	(0.20)	—	(0.20)
Year ended 3-31-2012	24.76	0.18	(1.74)	(1.56)	(0.18)	—	(0.18)
Year ended 3-31-2011	21.48	0.09	3.28	3.37	(0.09)	—	(0.09)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	29.39	0.18	(1.80)	(1.62)	—	—	—
Year ended 3-31-2015	29.97	0.32	(0.24)	0.08	(0.66)	—	(0.66)
Year ended 3-31-2014	24.87	0.48	4.85	5.33	(0.23)	—	(0.23)
Year ended 3-31-2013	23.04	0.26	1.81	2.07	(0.24)	—	(0.24)
Year ended 3-31-2012	24.82	0.21	(1.75)	(1.54)	(0.24)	—	(0.24)
Year ended 3-31-2011	21.51	0.12	3.29	3.41	(0.10)	—	(0.10)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	29.18	0.14	(1.83)	(1.69)	—	—	—
Year ended 3-31-2015	29.75	0.12	(0.21)	(0.09)	(0.48)	—	(0.48)
Year ended 3-31-2014	24.70	0.31	4.82	5.13	(0.08)	—	(0.08)
Year ended 3-31-2013[6]	24.16	0.00	0.54	0.54	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	29.51	0.26	(1.87)	(1.61)	—	—	—
Year ended 3-31-2015[7]	29.18	0.05	0.85	0.90	(0.57)	—	(0.57)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	29.38	0.13	(1.79)	(1.66)	—	—	—
Year ended 3-31-2015	29.95	0.17	(0.16)	0.01	(0.58)	—	(0.58)
Year ended 3-31-2014	24.86	0.44	4.81	5.25	(0.16)	—	(0.16)
Year ended 3-31-2013	23.04	0.15	1.85	2.00	(0.18)	—	(0.18)
Year ended 3-31-2012	24.75	0.17	(1.75)	(1.58)	(0.13)	—	(0.13)
Year ended 3-31-2011	21.50	0.09	3.24	3.33	(0.08)	—	(0.08)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2015 (unaudited)	$27.52	-5.72%	$163	1.64%[3]	1.07%[3]	47%
Year ended 3-31-2015	29.19	-0.13	150	1.70	0.57	172
Year ended 3-31-2014	29.76	20.83	163	1.76	1.17	116
Year ended 3-31-2013	24.70	8.31	162	1.81	0.32	71
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Class B Shares[4]						
Six-month period ended 9-30-2015 (unaudited)	25.50	-6.29	1	2.76[3]	0.08[3]	47
Year ended 3-31-2015	27.21	-1.27	2	2.90	-0.50	172
Year ended 3-31-2014	27.66	19.43	2	2.91	0.04	116
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Class C Shares						
Six-month period ended 9-30-2015 (unaudited)	26.06	-6.02	11	2.29[3]	0.41[3]	47
Year ended 3-31-2015	27.73	-0.75	10	2.35	-0.06	172
Year ended 3-31-2014	28.25	20.06	11	2.37	0.61	116
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Class E Shares[5]						
Six-month period ended 9-30-2015 (unaudited)	27.72	-5.59	—*	1.32[3]	1.44[3]	47
Year ended 3-31-2015	29.36	0.30	—*	1.31	0.92	172
Year ended 3-31-2014	29.93	21.34	—*	1.33	1.62	116
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Class I Shares						
Six-month period ended 9-30-2015 (unaudited)	27.77	-5.51	47	1.19[3]	1.23[3]	47
Year ended 3-31-2015	29.39	0.38	27	1.21	1.09	172
Year ended 3-31-2014	29.97	21.50	31	1.19	1.76	116
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Class R Shares						
Six-month period ended 9-30-2015 (unaudited)	27.49	-5.79	—*	1.81[3]	0.91[3]	47
Year ended 3-31-2015	29.18	-0.21	—*	1.81	0.42	172
Year ended 3-31-2014	29.75	20.73	—*	1.79	1.15	116
Year ended 3-31-2013[6]	24.70	2.28	—*	1.74[3]	0.02[3]	71[8]
Class R6 Shares						
Six-month period ended 9-30-2015 (unaudited)	27.90	-5.46	2	1.05[3]	1.71[3]	47
Year ended 3-31-2015[7]	29.51	3.20	2	1.08[3]	0.26[3]	172[9]
Class Y Shares						
Six-month period ended 9-30-2015 (unaudited)	27.72	-5.65	2	1.46[3]	0.87[3]	47
Year ended 3-31-2015	29.38	0.15	2	1.47	0.58	172
Year ended 3-31-2014	29.95	21.17	3	1.46	1.57	116
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$ 9.59	$0.17	$(0.55)	$(0.38)	$(0.12)	$ —	$(0.12)
Year ended 3-31-2015	10.06	0.34	(0.49)	(0.15)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.35	(0.19)	0.16	(0.34)	(0.02)	(0.36)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.35	0.39	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.08	0.44	(0.33)	(0.06)	(0.39)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	9.58	0.13	(0.55)	(0.42)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.06	0.26	(0.49)	(0.23)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	9.59	0.13	(0.55)	(0.42)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.06	0.26	(0.48)	(0.22)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	9.59	0.18	(0.55)	(0.37)	(0.13)	—	(0.13)
Year ended 3-31-2015	10.06	0.36	(0.48)	(0.12)	(0.35)	—	(0.35)
Year ended 3-31-2014	10.25	0.37	(0.18)	0.19	(0.36)	(0.02)	(0.38)
Year ended 3-31-2013	10.19	0.42	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39	0.08	0.47	(0.36)	(0.06)	(0.42)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	9.57	0.14	(0.54)	(0.40)	(0.10)	—	(0.10)
Year ended 3-31-2015	10.05	0.29	(0.49)	(0.20)	(0.28)	—	(0.28)
Year ended 3-31-2014	10.24	0.29	(0.18)	0.11	(0.28)	(0.02)	(0.30)
Year ended 3-31-2013[6]	10.17	0.09	0.04	0.13	(0.06)	—	(0.06)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	9.59	0.18	(0.55)	(0.37)	(0.13)	—	(0.13)
Year ended 3-31-2015[7]	10.15	0.24	(0.56)	(0.32)	(0.24)	—	(0.24)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	9.59	0.17	(0.55)	(0.38)	(0.12)	—	(0.12)
Year ended 3-31-2015	10.07	0.34	(0.50)	(0.16)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.34	(0.18)	0.16	(0.33)	(0.02)	(0.35)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.09	0.45	(0.33)	(0.06)	(0.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$ 9.09	-4.02%	$147	0.99%[4]	3.50%[4]	1.29%[4]	3.20%[4]	11%
Year ended 3-31-2015	9.59	-1.54	177	0.99	3.39	1.22	3.16	26
Year ended 3-31-2014	10.06	1.65	187	0.99	3.43	1.25	3.17	21
Year ended 3-31-2013	10.26	5.12	174	0.99	3.92	1.24	3.67	26
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	9.08	-4.38	3	1.74[4]	2.75[4]	2.27[4]	2.22[4]	11
Year ended 3-31-2015	9.58	-2.36	5	1.74	2.64	2.10	2.28	26
Year ended 3-31-2014	10.06	0.90	6	1.74	2.67	2.10	2.31	21
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	9.09	-4.38	25	1.74[4]	2.75[4]	1.92[4]	2.57[4]	11
Year ended 3-31-2015	9.59	-2.26	31	1.74	2.64	1.87	2.51	26
Year ended 3-31-2014	10.06	0.90	33	1.74	2.67	1.88	2.53	21
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	9.09	-3.90	40	0.74[4]	3.76[4]	0.91[4]	3.59[4]	11
Year ended 3-31-2015	9.59	-1.29	53	0.74	3.65	0.87	3.52	26
Year ended 3-31-2014	10.06	1.91	58	0.74	3.67	0.89	3.52	21
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	9.07	-4.26	—*	1.50[4]	3.00[4]	—	—	11
Year ended 3-31-2015	9.57	-2.10	—*	1.46	2.90	—	—	26
Year ended 3-31-2014	10.05	1.14	—*	1.48	2.93	—	—	21
Year ended 3-31-2013[6]	10.24	1.30	—*	1.45[4]	3.10[4]	—	—	26[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	9.09	-3.90	—*	0.76[4]	3.73[4]	—	—	11
Year ended 3-31-2015[7]	9.59	-3.23	—*	0.70[4]	3.62[4]	—	—	26[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	9.09	-4.02	3	0.99[4]	3.50[4]	1.16[4]	3.33[4]	11
Year ended 3-31-2015	9.59	-1.63	5	0.99	3.40	1.12	3.27	26
Year ended 3-31-2014	10.07	1.65	8	0.99	3.42	1.13	3.28	21
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$13.32	$0.26	$(1.24)	$(0.98)	$(0.25)	$ —	$(0.25)
Year ended 3-31-2015	13.27	0.39	0.36	0.75	(0.44)	(0.26)	(0.70)
Year ended 3-31-2014	11.82	0.57	1.44	2.01	(0.46)	(0.10)	(0.56)
Year ended 3-31-2013[5]	10.00	0.35	1.84	2.19	(0.28)	(0.09)	(0.37)
Class B Shares[6]							
Six-month period ended 9-30-2015 (unaudited)	13.31	0.21	(1.23)	(1.02)	(0.21)	—	(0.21)
Year ended 3-31-2015	13.27	0.32	0.34	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.47	1.46	1.93	(0.37)	(0.10)	(0.47)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	13.31	0.21	(1.22)	(1.01)	(0.21)	—	(0.21)
Year ended 3-31-2015	13.27	0.30	0.36	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.50	1.44	1.94	(0.38)	(0.10)	(0.48)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	13.33	0.28	(1.24)	(0.96)	(0.27)	—	(0.27)
Year ended 3-31-2015	13.28	0.43	0.37	0.80	(0.49)	(0.26)	(0.75)
Year ended 3-31-2014	11.82	0.61	1.46	2.07	(0.51)	(0.10)	(0.61)
Year ended 3-31-2013[5]	10.00	0.37	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	13.32	0.24	(1.23)	(0.99)	(0.23)	—	(0.23)
Year ended 3-31-2015	13.28	0.36	0.35	0.71	(0.41)	(0.26)	(0.67)
Year ended 3-31-2014	11.82	0.52	1.46	1.98	(0.42)	(0.10)	(0.52)
Year ended 3-31-2013[7]	11.28	0.11	0.46	0.57	(0.03)	—	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	13.33	0.29	(1.23)	(0.94)	(0.28)	—	(0.28)
Year ended 3-31-2015[8]	13.37	0.25	0.27	0.52	(0.30)	(0.26)	(0.56)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	13.32	0.26	(1.23)	(0.97)	(0.26)	—	(0.26)
Year ended 3-31-2015	13.28	0.41	0.35	0.76	(0.46)	(0.26)	(0.72)
Year ended 3-31-2014	11.82	0.58	1.46	2.04	(0.48)	(0.10)	(0.58)
Year ended 3-31-2013[5]	10.00	0.34	1.86	2.20	(0.29)	(0.09)	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$12.09	-7.47%	$240	1.30%[4]	3.88%[4]	1.36%[4]	3.83%[4]	42%
Year ended 3-31-2015	13.32	5.84	253	1.30	2.94	1.38	2.86	137
Year ended 3-31-2014	13.27	17.46	184	1.30	4.51	1.48	4.33	98
Year ended 3-31-2013[5]	11.82	22.15	59	1.29[4]	3.82[4]	1.68[4]	3.43[4]	73
Class B Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	12.08	-7.78	2	1.94[4]	3.25[4]	—	—	42
Year ended 3-31-2015	13.31	5.08	2	1.98	2.40	—	—	137
Year ended 3-31-2014	13.27	16.68	2	2.04	3.73	2.05	3.72	98
Year ended 3-31-2013[5]	11.81	22.41	1	2.01[4]	2.89[4]	2.21[4]	2.69[4]	73
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	12.09	-7.69	14	1.93[4]	3.24[4]	—	—	42
Year ended 3-31-2015	13.31	5.10	13	1.95	2.28	—	—	137
Year ended 3-31-2014	13.27	16.75	8	1.99	3.91	2.04	3.86	98
Year ended 3-31-2013[5]	11.81	21.46	4	1.95[4]	2.95[4]	2.15[4]	2.75[4]	73
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	12.10	-7.29	20	0.94[4]	4.26[4]	0.95[4]	4.25[4]	42
Year ended 3-31-2015	13.33	6.22	22	0.94	3.21	0.98	3.17	137
Year ended 3-31-2014	13.28	17.97	15	0.94	4.86	1.06	4.74	98
Year ended 3-31-2013[5]	11.82	22.47	12	0.94[4]	3.95[4]	1.29[4]	3.60[4]	73
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	12.10	-7.51	—*	1.55[4]	3.65[4]	—	—	42
Year ended 3-31-2015	13.32	5.47	—*	1.58	2.75	—	—	137
Year ended 3-31-2014	13.28	17.11	—*	1.65	4.11	1.66	4.10	98
Year ended 3-31-2013[7]	11.82	5.05	—*	1.67[4]	3.36[4]	1.87[4]	3.16[4]	73[9]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	12.11	-7.16	1	0.81[4]	4.37[4]	—	—	42
Year ended 3-31-2015[8]	13.33	4.05	1	0.83[4]	2.94[4]	—	—	137[10]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	12.09	-7.38	4	1.19[4]	4.01[4]	1.21[4]	3.99[4]	42
Year ended 3-31-2015	13.32	5.88	5	1.19	3.11	1.23	3.07	137
Year ended 3-31-2014	13.28	17.68	4	1.19	4.60	1.31	4.48	98
Year ended 3-31-2013[5]	11.82	22.25	4	1.18[4]	3.70[4]	1.54[4]	3.34[4]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$42.75	$ 0.01	$(3.82)	$(3.81)	$ —	$ —	$ —
Year ended 3-31-2015	41.15	0.19	1.95	2.14	(0.03)	(0.51)	(0.54)
Year ended 3-31-2014	35.50	0.19	5.92	6.11	(0.46)	—	(0.46)
Year ended 3-31-2013	33.45	0.27	2.07	2.34	(0.29)	—	(0.29)
Year ended 3-31-2012	33.23	0.26	(0.04)	0.22	—	—	—
Year ended 3-31-2011	29.04	0.39	4.42	4.81	(0.62)	—	(0.62)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	37.61	(0.17)	(3.35)	(3.52)	—	—	—
Year ended 3-31-2015	36.59	(0.15)	1.68	1.53	—	(0.51)	(0.51)
Year ended 3-31-2014	31.63	(0.16)	5.25	5.09	(0.13)	—	(0.13)
Year ended 3-31-2013	29.88	(0.05)	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08	3.99	4.07	(0.40)	—	(0.40)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	37.68	(0.13)	(3.35)	(3.48)	—	—	—
Year ended 3-31-2015	36.57	(0.09)	1.71	1.62	—	(0.51)	(0.51)
Year ended 3-31-2014	31.61	(0.08)	5.22	5.14	(0.18)	—	(0.18)
Year ended 3-31-2013	29.85	(0.02)	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10	3.97	4.07	(0.41)	—	(0.41)
Class E Shares[6]							
Six-month period ended 9-30-2015 (unaudited)	42.83	0.06	(3.82)	(3.76)	—	—	—
Year ended 3-31-2015	41.19	0.31	1.94	2.25	(0.10)	(0.51)	(0.61)
Year ended 3-31-2014	35.53	0.32	5.89	6.21	(0.55)	—	(0.55)
Year ended 3-31-2013	33.52	0.35	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45	4.42	4.87	(0.69)	—	(0.69)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	43.24	0.08	(3.85)	(3.77)	—	—	—
Year ended 3-31-2015	41.57	0.35	1.96	2.31	(0.13)	(0.51)	(0.64)
Year ended 3-31-2014	35.85	0.40	5.92	6.32	(0.60)	—	(0.60)
Year ended 3-31-2013	33.84	0.33	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69	4.28	4.97	(0.73)	—	(0.73)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	42.64	(0.05)	(3.79)	(3.84)	—	—	—
Year ended 3-31-2015	41.11	0.01	2.03	2.04	—	(0.51)	(0.51)
Year ended 3-31-2014	35.48	0.13	5.88	6.01	(0.38)	—	(0.38)
Year ended 3-31-2013[7]	34.77	0.01	0.70	0.71	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	43.32	0.12	(3.88)	(3.76)	—	—	—
Year ended 3-31-2015[8]	42.56	0.15	1.22	1.37	(0.10)	(0.51)	(0.61)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	42.86	0.03	(3.83)	(3.80)	—	—	—
Year ended 3-31-2015	41.23	0.24	1.96	2.20	(0.06)	(0.51)	(0.57)
Year ended 3-31-2014	35.57	0.30	5.87	6.17	(0.51)	—	(0.51)
Year ended 3-31-2013	33.54	0.27	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58	4.31	4.89	(0.67)	—	(0.67)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$38.94	-8.91%	$365	1.47%[4]	0.05%[4]	—%	—%	31%
Year ended 3-31-2015	42.75	5.26	409	1.45	0.47	—	—	61
Year ended 3-31-2014	41.15	17.26	340	1.49	0.50	—	—	46
Year ended 3-31-2013	35.50	7.04	198	1.48	0.80	—	—	40
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	34.09	-9.36	3	2.45[4]	-0.90[4]	—	—	31
Year ended 3-31-2015	37.61	4.25	4	2.43	-0.40	—	—	61
Year ended 3-31-2014	36.59	16.13	5	2.47	-0.46	—	—	46
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	34.20	-9.24	23	2.22[4]	-0.70[4]	—	—	31
Year ended 3-31-2015	37.68	4.51	26	2.21	-0.25	—	—	61
Year ended 3-31-2014	36.57	16.30	28	2.31	-0.23	—	—	46
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Class E Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	39.07	-8.78	—*	1.21[4]	0.31[4]	—	—	31
Year ended 3-31-2015	42.83	5.55	—*	1.21	0.74	—	—	61
Year ended 3-31-2014	41.19	17.58	—*	1.22	0.84	—	—	46
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	39.47	-8.72	78	1.09[4]	0.37[4]	—	—	31
Year ended 3-31-2015	43.24	5.66	77	1.09	0.84	—	—	61
Year ended 3-31-2014	41.57	17.73	66	1.11	1.02	—	—	46
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	38.80	-9.01	1	1.70[4]	-0.25[4]	—	—	31
Year ended 3-31-2015	42.64	5.03	1	1.69	0.02	—	—	61
Year ended 3-31-2014	41.11	17.01	—*	1.70	0.33	—	—	46
Year ended 3-31-2013[7]	35.48	2.04	—*	1.70[4]	0.15[4]	—	—	40[9]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	39.56	-8.68	2	0.95[4]	0.56[4]	—	—	31
Year ended 3-31-2015[8]	43.32	3.31	3	0.95[4]	0.55[4]	—	—	61[10]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	39.06	-8.87	11	1.37[4]	0.13[4]	—	—	31
Year ended 3-31-2015	42.86	5.40	11	1.35	0.57	—	—	61
Year ended 3-31-2014	41.23	17.38	11	1.38	0.79	—	—	46
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$15.42	$0.35	$(1.70)	$(1.35)	$(0.32)	$—	$(0.32)
Year ended 3-31-2015	15.58	0.62	(0.18)	0.44	(0.60)	—	(0.60)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.19	0.57	(0.57)	0.00	(0.67)	—	(0.67)
Year ended 3-31-2011	13.59	0.36	1.54	1.90	(0.30)	—	(0.30)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	15.15	0.28	(1.67)	(1.39)	(0.25)	—	(0.25)
Year ended 3-31-2015	15.32	0.48	(0.18)	0.30	(0.47)	—	(0.47)
Year ended 3-31-2014	14.55	0.52	0.70	1.22	(0.45)	—	(0.45)
Year ended 3-31-2013	14.29	0.48	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23	1.51	1.74	(0.21)	—	(0.21)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	15.24	0.30	(1.67)	(1.37)	(0.28)	—	(0.28)
Year ended 3-31-2015	15.41	0.51	(0.18)	0.33	(0.50)	—	(0.50)
Year ended 3-31-2014	14.64	0.57	0.70	1.27	(0.50)	—	(0.50)
Year ended 3-31-2013	14.38	0.52	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28	1.52	1.80	(0.24)	—	(0.24)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	15.42	0.35	(1.69)	(1.34)	(0.32)	—	(0.32)
Year ended 3-31-2015	15.58	0.62	(0.19)	0.43	(0.59)	—	(0.59)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38	1.54	1.92	(0.31)	—	(0.31)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	15.54	0.38	(1.71)	(1.33)	(0.35)	—	(0.35)
Year ended 3-31-2015	15.70	0.67	(0.17)	0.50	(0.66)	—	(0.66)
Year ended 3-31-2014	14.90	0.74	0.71	1.45	(0.65)	—	(0.65)
Year ended 3-31-2013	14.62	0.70	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45	1.53	1.98	(0.34)	—	(0.34)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	15.41	0.34	(1.70)	(1.36)	(0.30)	—	(0.30)
Year ended 3-31-2015	15.57	0.59	(0.18)	0.41	(0.57)	—	(0.57)
Year ended 3-31-2014	14.79	0.64	0.70	1.34	(0.56)	—	(0.56)
Year ended 3-31-2013[6]	14.37	0.15	0.32	0.47	(0.05)	—	(0.05)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	15.55	0.40	(1.72)	(1.32)	(0.36)	—	(0.36)
Year ended 3-31-2015[7]	15.95	0.45	(0.40)	0.05	(0.45)	—	(0.45)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	15.48	0.36	(1.70)	(1.34)	(0.33)	—	(0.33)
Year ended 3-31-2015	15.64	0.67	(0.21)	0.46	(0.62)	—	(0.62)
Year ended 3-31-2014	14.85	0.71	0.70	1.41	(0.62)	—	(0.62)
Year ended 3-31-2013	14.57	0.62	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41	1.53	1.94	(0.32)	—	(0.32)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015								
(unaudited)	$13.75	-8.91%	$611	1.28%[4]	4.66%[4]	—%	—%	31%
Year ended 3-31-2015	15.42	2.87	653	1.29	4.00	—	—	69
Year ended 3-31-2014	15.58	9.60	494	1.35	4.52	1.35	4.52	92
Year ended 3-31-2013	14.79	6.84	308	1.35	4.38	1.51	4.22	109
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Class B Shares[5]								
Six-month period ended 9-30-2015								
(unaudited)	13.51	-9.29	4	2.19[4]	3.76[4]	—	—	31
Year ended 3-31-2015	15.15	1.95	5	2.18	3.12	—	—	69
Year ended 3-31-2014	15.32	8.53	6	2.27	3.54	—	—	92
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Class C Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.59	-9.17	45	1.90[4]	4.04[4]	—	—	31
Year ended 3-31-2015	15.24	2.18	50	1.91	3.34	—	—	69
Year ended 3-31-2014	15.41	8.86	28	1.99	3.82	1.99	3.82	92
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Class E Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.76	-8.88	3	1.33[4]	4.60[4]	1.61[4]	4.32[4]	31
Year ended 3-31-2015	15.42	2.82	3	1.33	3.97	1.61	3.69	69
Year ended 3-31-2014	15.58	9.56	3	1.33	4.51	1.70	4.14	92
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Class I Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.86	-8.75	61	0.92[4]	5.00[4]	—	—	31
Year ended 3-31-2015	15.54	3.22	48	0.92	4.28	—	—	69
Year ended 3-31-2014	15.70	10.07	39	0.93	4.90	0.94	4.89	92
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Class R Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.75	-8.96	—*	1.52[4]	4.42[4]	—	—	31
Year ended 3-31-2015	15.41	2.64	—*	1.51	3.80	—	—	69
Year ended 3-31-2014	15.57	9.32	—*	1.55	4.28	—	—	92
Year ended 3-31-2013[6]	14.79	3.30	—*	1.52[4]	3.73[4]	1.53[4]	3.72[4]	109[8]
Class R6 Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.87	-8.68	2	0.78[4]	5.17[4]	—	—	31
Year ended 3-31-2015[7]	15.55	0.36	2	0.78[4]	4.40[4]	—	—	69[9]
Class Y Shares								
Six-month period ended 9-30-2015								
(unaudited)	13.81	-8.84	2	1.17[4]	4.72[4]	1.18[4]	4.71[4]	31
Year ended 3-31-2015	15.48	2.97	3	1.17	4.29	1.18	4.28	69
Year ended 3-31-2014	15.64	9.77	7	1.17	4.68	1.19	4.66	92
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$8.09	$0.29	$(0.63)	$(0.34)	$(0.29)	$ —	$(0.29)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.02	0.66	(0.65)	(0.17)	(0.82)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.26	(0.63)	(0.37)	(0.26)	—	(0.26)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.17	0.69	(0.53)	(0.13)	(0.66)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62	0.50	1.12	(0.62)	(0.36)	(0.98)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.26	(0.63)	(0.37)	(0.26)	—	(0.26)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.18	0.70	(0.54)	(0.13)	(0.67)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63	0.50	1.13	(0.63)	(0.36)	(0.99)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.28	(0.63)	(0.35)	(0.28)	—	(0.28)
Year ended 3-31-2015	8.75	0.54	(0.51)	0.03	(0.55)	(0.14)	(0.69)
Year ended 3-31-2014	8.72	0.55	0.17	0.72	(0.56)	(0.13)	(0.69)
Year ended 3-31-2013	8.30	0.59	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67	0.50	1.17	(0.67)	(0.36)	(1.03)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.30	(0.63)	(0.33)	(0.30)	—	(0.30)
Year ended 3-31-2015	8.75	0.59	(0.52)	0.07	(0.59)	(0.14)	(0.73)
Year ended 3-31-2014	8.72	0.60	0.18	0.78	(0.62)	(0.13)	(0.75)
Year ended 3-31-2013	8.30	0.65	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72	0.50	1.22	(0.72)	(0.36)	(1.08)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.28	(0.63)	(0.35)	(0.28)	—	(0.28)
Year ended 3-31-2015	8.75	0.54	(0.52)	0.02	(0.54)	(0.14)	(0.68)
Year ended 3-31-2014	8.72	0.52	0.21	0.73	(0.57)	(0.13)	(0.70)
Year ended 3-31-2013[6]	8.54	0.16	0.17	0.33	(0.15)	—	(0.15)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.31	(0.63)	(0.32)	(0.31)	—	(0.31)
Year ended 3-31-2015[7]	8.63	0.40	(0.40)	0.00*	(0.40)	(0.14)	(0.54)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	8.09	0.29	(0.63)	(0.34)	(0.29)	—	(0.29)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$7.46	-4.33%	$2,539	0.95%[4]	7.34%[4]	—%	—%	16%
Year ended 3-31-2015	8.09	0.62	2,920	0.94	6.70	—	—	44
Year ended 3-31-2014	8.75	9.09	4,151	0.93	6.68	—	—	75
Year ended 3-31-2013	8.72	14.50	3,080	0.93	7.42	—	—	68
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.68	110	1.68[4]	6.60[4]	—	—	16
Year ended 3-31-2015	8.09	-0.13	133	1.67	5.98	—	—	44
Year ended 3-31-2014	8.75	8.28	165	1.68	5.96	—	—	75
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.67	1,352	1.65[4]	6.64[4]	—	—	16
Year ended 3-31-2015	8.09	-0.07	1,618	1.64	6.02	—	—	44
Year ended 3-31-2014	8.75	8.32	1,919	1.64	5.98	—	—	75
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.48	9	1.27[4]	7.02[4]	—	—	16
Year ended 3-31-2015	8.09	0.30	10	1.26	6.42	—	—	44
Year ended 3-31-2014	8.75	8.69	10	1.27	6.34	—	—	75
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.21	1,953	0.70[4]	7.58[4]	—	—	16
Year ended 3-31-2015	8.09	0.88	2,523	0.69	6.91	—	—	44
Year ended 3-31-2014	8.75	9.36	4,075	0.69	6.90	—	—	75
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.50	63	1.29[4]	7.00[4]	—	—	16
Year ended 3-31-2015	8.09	0.31	58	1.29	6.45	—	—	44
Year ended 3-31-2014	8.75	8.71	30	1.28	6.00	—	—	75
Year ended 3-31-2013[6]	8.72	3.94	—*	1.27[4]	6.61[4]	—	—	68[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.14	20	0.55[4]	7.76[4]	—	—	16
Year ended 3-31-2015[7]	8.09	0.13	13	0.54[4]	7.47[4]	—	—	44[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	7.46	-4.33	531	0.95[4]	7.32[4]	0.96[4]	7.31[4]	16
Year ended 3-31-2015	8.09	0.64	740	0.94	6.69	0.95	6.68	44
Year ended 3-31-2014	8.75	9.09	1,129	0.93	6.67	0.94	6.66	75
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89

See Accompanying Notes to Financial Statements.

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$17.88	$0.15	$(2.02)	$(1.87)	$ —	$ —	$ —
Year ended 3-31-2015	19.04	0.19	0.67	0.86	(0.23)	(1.79)	(2.02)
Year ended 3-31-2014	15.98	0.18	3.24	3.42	(0.35)	(0.01)	(0.36)
Year ended 3-31-2013	15.26	0.21	0.73	0.94	(0.22)	—	(0.22)
Year ended 3-31-2012	17.14	0.27	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Year ended 3-31-2011	14.84	0.18	2.27	2.45	(0.15)	—	(0.15)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	15.97	0.07	(1.80)	(1.73)	—	—	—
Year ended 3-31-2015	17.23	0.03	0.59	0.62	(0.09)	(1.79)	(1.88)
Year ended 3-31-2014	14.49	0.04	2.93	2.97	(0.22)	(0.01)	(0.23)
Year ended 3-31-2013	13.86	0.07	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05	2.06	2.11	(0.06)	—	(0.06)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	16.00	0.07	(1.79)	(1.72)	—	—	—
Year ended 3-31-2015	17.25	0.05	0.61	0.66	(0.12)	(1.79)	(1.91)
Year ended 3-31-2014	14.51	0.07	2.93	3.00	(0.25)	(0.01)	(0.26)
Year ended 3-31-2013	13.88	0.11	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07	2.08	2.15	(0.08)	—	(0.08)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	17.99	0.13	(2.03)	(1.90)	—	—	—
Year ended 3-31-2015	19.14	0.16	0.68	0.84	(0.20)	(1.79)	(1.99)
Year ended 3-31-2014	16.07	0.16	3.25	3.41	(0.33)	(0.01)	(0.34)
Year ended 3-31-2013	15.33	0.20	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17	2.29	2.46	(0.15)	—	(0.15)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	17.99	0.18	(2.04)	(1.86)	—	—	—
Year ended 3-31-2015	19.15	0.25	0.68	0.93	(0.30)	(1.79)	(2.09)
Year ended 3-31-2014	16.07	0.25	3.25	3.50	(0.41)	(0.01)	(0.42)
Year ended 3-31-2013	15.33	0.27	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23	2.30	2.53	(0.21)	—	(0.21)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	17.87	0.12	(2.00)	(1.88)	—	—	—
Year ended 3-31-2015	19.03	0.10	0.71	0.81	(0.18)	(1.79)	(1.97)
Year ended 3-31-2014	15.98	0.11	3.26	3.37	(0.31)	(0.01)	(0.32)
Year ended 3-31-2013[6]	15.40	0.04	0.54	0.58	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	18.04	0.15	(2.00)	(1.85)	—	—	—
Year ended 3-31-2015[7]	20.09	0.13	(0.12)	0.01	(0.27)	(1.79)	(2.06)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	18.00	0.16	(2.04)	(1.88)	—	—	—
Year ended 3-31-2015	19.16	0.18	0.70	0.88	(0.25)	(1.79)	(2.04)
Year ended 3-31-2014	16.08	0.21	3.25	3.46	(0.37)	(0.01)	(0.38)
Year ended 3-31-2013	15.35	0.24	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20	2.28	2.48	(0.17)	—	(0.17)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$16.01	-10.46%	$1,440	1.30%[4]	1.67%[4]	—%	—%	34%
Year ended 3-31-2015	17.88	4.98	1,383	1.35	0.99	—	—	87
Year ended 3-31-2014	19.04	21.42	1,028	1.40	1.01	—	—	87
Year ended 3-31-2013	15.98	6.30	694	1.46	1.43	—	—	81
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	14.24	-10.83	11	2.19[4]	0.82[4]	—	—	34
Year ended 3-31-2015	15.97	4.02	13	2.20	0.17	—	—	87
Year ended 3-31-2014	17.23	20.47	13	2.22	0.26	—	—	87
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	14.28	-10.75	230	1.97[4]	0.92[4]	—	—	34
Year ended 3-31-2015	16.00	4.25	168	2.02	0.32	—	—	87
Year ended 3-31-2014	17.25	20.64	117	2.07	0.40	—	—	87
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	16.09	-10.56	5	1.49[4]	1.47[4]	1.67[4]	1.29[4]	34
Year ended 3-31-2015	17.99	4.82	5	1.53	0.84	1.74	0.63	87
Year ended 3-31-2014	19.14	21.32	4	1.53	0.90	1.85	0.58	87
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	16.13	-10.34	1,672	0.98[4]	1.95[4]	—	—	34
Year ended 3-31-2015	17.99	5.32	1,347	1.02	1.30	—	—	87
Year ended 3-31-2014	19.15	21.93	802	1.04	1.39	—	—	87
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	15.99	-10.52	27	1.58[4]	1.32[4]	—	—	34
Year ended 3-31-2015	17.87	4.70	19	1.61	0.54	—	—	87
Year ended 3-31-2014	19.03	21.19	5	1.64	0.61	—	—	87
Year ended 3-31-2013[6]	15.98	3.77	—*	1.62[4]	0.96[4]	—	—	81[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	16.19	-10.26	149	0.82[4]	1.67[4]	—	—	34
Year ended 3-31-2015[7]	18.04	0.48	21	0.86[4]	1.10[4]	—	—	87[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	16.12	-10.44	516	1.25[4]	1.74[4]	—	—	34
Year ended 3-31-2015	18.00	5.04	526	1.27	0.95	—	—	87
Year ended 3-31-2014	19.16	21.63	153	1.29	1.20	—	—	87
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$19.19	$(0.03)	$(0.99)	$(1.02)	$ —	$ —	$ —
Year ended 3-31-2015	17.59	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.87	0.01	3.75	3.76	—	(2.04)	(2.04)
Year ended 3-31-2013	15.14	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.61	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.85	0.00	1.77	1.77	(0.01)	—	(0.01)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	15.82	(0.10)	(0.82)	(0.92)	—	—	—
Year ended 3-31-2015	14.84	(0.16)	2.53	2.37	—	(1.39)	(1.39)
Year ended 3-31-2014	13.73	(0.12)	3.21	3.09	—	(1.98)	(1.98)
Year ended 3-31-2013	13.20	(0.10)	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)	1.57	1.44	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	16.78	(0.08)	(0.87)	(0.95)	—	—	—
Year ended 3-31-2015	15.64	(0.15)	2.68	2.53	—	(1.39)	(1.39)
Year ended 3-31-2014	14.36	(0.11)	3.37	3.26	—	(1.98)	(1.98)
Year ended 3-31-2013	13.78	(0.08)	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)	1.63	1.54	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	19.17	(0.03)	(0.99)	(1.02)	—	—	—
Year ended 3-31-2015	17.57	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.86	0.01	3.74	3.75	—	(2.04)	(2.04)
Year ended 3-31-2013	15.13	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)	1.78	1.77	(0.01)	—	(0.01)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	19.90	0.00*	(1.03)	(1.03)	—	—	—
Year ended 3-31-2015	18.15	0.01	3.13	3.14	—	(1.39)	(1.39)
Year ended 3-31-2014	16.31	0.06	3.85	3.91	(0.03)	(2.04)	(2.07)
Year ended 3-31-2013	15.54	0.07	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03	1.81	1.84	(0.03)	—	(0.03)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	18.74	(0.06)	(0.97)	(1.03)	—	—	—
Year ended 3-31-2015	17.25	(0.09)	2.97	2.88	—	(1.39)	(1.39)
Year ended 3-31-2014	15.62	(0.04)	3.67	3.63	—	(2.00)	(2.00)
Year ended 3-31-2013	14.92	(0.02)	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)	1.75	1.72	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	19.93	0.01	(1.03)	(1.02)	—	—	—
Year ended 3-31-2015[6]	18.91	0.02	2.39	2.41	—	(1.39)	(1.39)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	19.57	(0.02)	(1.02)	(1.04)	—	—	—
Year ended 3-31-2015	17.89	(0.02)	3.09	3.07	—	(1.39)	(1.39)
Year ended 3-31-2014	16.11	0.03	3.80	3.83	(0.01)	(2.04)	(2.05)
Year ended 3-31-2013	15.36	0.05	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01	1.80	1.81	(0.02)	—	(0.02)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$18.17	-5.32%	$1,098	1.15%[4]	-0.29%[4]	1.16%[4]	-0.30%[4]	19%
Year ended 3-31-2015	19.19	17.45	1,093	1.15	-0.20	1.17	-0.22	36
Year ended 3-31-2014	17.59	24.21	1,090	1.15	0.07	1.19	0.03	50
Year ended 3-31-2013	15.87	5.03	994	1.15	0.22	1.22	0.15	73
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	14.90	-5.82	10	2.07[4]	-1.20[4]	—	—	19
Year ended 3-31-2015	15.82	16.49	12	2.01	-1.06	—	—	36
Year ended 3-31-2014	14.84	23.08	11	2.06	-0.84	—	—	50
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	15.83	-5.66	89	1.86[4]	-1.00[4]	—	—	19
Year ended 3-31-2015	16.78	16.67	94	1.86	-0.92	—	—	36
Year ended 3-31-2014	15.64	23.17	78	1.90	-0.68	—	—	50
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	18.15	-5.32	10	1.15[4]	-0.29[4]	1.35[4]	-0.49[4]	19
Year ended 3-31-2015	19.17	17.47	9	1.15	-0.21	1.39	-0.45	36
Year ended 3-31-2014	17.57	24.16	7	1.15	0.06	1.46	-0.25	50
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	18.87	-5.18	276	0.88[4]	-0.02[4]	—	—	19
Year ended 3-31-2015	19.90	17.75	318	0.88	0.04	—	—	36
Year ended 3-31-2014	18.15	24.52	118	0.88	0.34	0.88	0.34	50
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	17.71	-5.50	21	1.47[4]	-0.61[4]	—	—	19
Year ended 3-31-2015	18.74	17.16	26	1.47	-0.52	—	—	36
Year ended 3-31-2014	17.25	23.75	31	1.47	-0.26	—	—	50
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	18.91	-5.12	6	0.73[4]	0.14[4]	—	—	19
Year ended 3-31-2015[6]	19.93	13.18	6	0.72[4]	0.17[4]	—	—	36[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	18.53	-5.31	121	1.06[4]	-0.20[4]	1.12[4]	-0.26[4]	19
Year ended 3-31-2015	19.57	17.62	132	1.06	-0.11	1.12	-0.17	36
Year ended 3-31-2014	17.89	24.30	131	1.06	0.16	1.13	0.09	50
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$10.92	$0.07	$(0.10)	$(0.03)	$(0.07)	$ —	$(0.07)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.20	0.20	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.03	(0.10)	(0.07)	(0.03)	—	(0.03)
Year ended 3-31-2015	10.90	0.06	0.02	0.08	(0.06)	—	(0.06)
Year ended 3-31-2014	11.20	0.05	(0.23)	(0.18)	(0.06)	(0.06)	(0.12)
Year ended 3-31-2013	11.16	0.07	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16	0.02	0.18	(0.18)	(0.02)	(0.20)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.03	(0.10)	(0.07)	(0.03)	—	(0.03)
Year ended 3-31-2015	10.90	0.07	0.02	0.09	(0.07)	—	(0.07)
Year ended 3-31-2014	11.20	0.06	(0.23)	(0.17)	(0.07)	(0.06)	(0.13)
Year ended 3-31-2013	11.16	0.08	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17	0.02	0.19	(0.19)	(0.02)	(0.21)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.07	(0.10)	(0.03)	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.13	0.03	0.16	(0.14)	—	(0.14)
Year ended 3-31-2014	11.20	0.13	(0.23)	(0.10)	(0.14)	(0.06)	(0.20)
Year ended 3-31-2013	11.16	0.15	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24	0.02	0.26	(0.26)	(0.02)	(0.28)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.08	(0.09)	(0.01)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.90	0.17	0.03	0.20	(0.18)	—	(0.18)
Year ended 3-31-2014	11.20	0.17	(0.23)	(0.06)	(0.18)	(0.06)	(0.24)
Year ended 3-31-2013	11.16	0.19	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28	0.02	0.30	(0.30)	(0.02)	(0.32)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.05	(0.10)	(0.05)	(0.05)	—	(0.05)
Year ended 3-31-2015	10.90	0.11	0.03	0.14	(0.12)	—	(0.12)
Year ended 3-31-2014	11.20	0.11	(0.23)	(0.12)	(0.12)	(0.06)	(0.18)
Year ended 3-31-2013[6]	11.19	0.02	0.02	0.04	(0.03)	—	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.09	(0.09)	0.00*	(0.10)	—	(0.10)
Year ended 3-31-2015[7]	10.91	0.13	0.01	0.14	(0.13)	—	(0.13)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	10.92	0.07	(0.10)	(0.03)	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$10.82	-0.24%	$1,520	0.89%[4]	1.32%[4]	—%	—%	18%
Year ended 3-31-2015	10.92	1.60	1,504	0.88	1.36	—	—	39
Year ended 3-31-2014	10.90	-0.74	1,446	0.89	1.31	—	—	39
Year ended 3-31-2013	11.20	2.29	1,211	0.88	1.48	—	—	55
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.66	12	1.71[4]	0.50[4]	—	—	18
Year ended 3-31-2015	10.92	0.75	13	1.72	0.52	—	—	39
Year ended 3-31-2014	10.90	-1.59	19	1.76	0.44	—	—	39
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.61	123	1.62[4]	0.59[4]	—	—	18
Year ended 3-31-2015	10.92	0.83	117	1.64	0.60	—	—	39
Year ended 3-31-2014	10.90	-1.47	131	1.63	0.56	—	—	39
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.30	4	1.00[4]	1.20[4]	1.04[4]	1.16[4]	18
Year ended 3-31-2015	10.92	1.48	4	1.00	1.24	1.03	1.21	39
Year ended 3-31-2014	10.90	-0.85	3	1.00	1.20	1.02	1.18	39
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.12	56	0.64[4]	1.56[4]	—	—	18
Year ended 3-31-2015	10.92	1.86	44	0.63	1.60	—	—	39
Year ended 3-31-2014	10.90	-0.50	49	0.64	1.54	—	—	39
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.42	1	1.24[4]	0.94[4]	—	—	18
Year ended 3-31-2015	10.92	1.24	1	1.23	1.00	—	—	39
Year ended 3-31-2014	10.90	-1.08	—*	1.24	0.96	—	—	39
Year ended 3-31-2013[6]	11.20	0.41	—*	1.21[4]	0.59[4]	—	—	55[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.04	2	0.49[4]	1.74[4]	—	—	18
Year ended 3-31-2015[7]	10.92	1.31	3	0.48[4]	1.75[4]	—	—	39[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	10.82	-0.24	18	0.89[4]	1.33[4]	0.90[4]	1.32[4]	18
Year ended 3-31-2015	10.92	1.59	21	0.88	1.35	0.89	1.34	39
Year ended 3-31-2014	10.90	-0.74	26	0.89	1.30	0.90	1.29	39
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$10.52	$ 0.00*	$(1.07)	$(1.07)	$ —	$—	$ —	$ —
Year ended 3-31-2015	10.15	0.14	0.37	0.51	(0.14)	—	—	(0.14)
Year ended 3-31-2014	8.98	0.11	1.17	1.28	(0.11)	—	—	(0.11)
Year ended 3-31-2013	8.70	0.11	0.29	0.40	(0.12)	—	—	(0.12)
Year ended 3-31-2012	9.56	0.14	(0.86)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.44	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Class B Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	10.33	(0.05)	(1.06)	(1.11)	—	—	—	—
Year ended 3-31-2015	9.99	0.06	0.36	0.42	(0.08)	—	—	(0.08)
Year ended 3-31-2014	8.85	0.03	1.17	1.20	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.59	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.48	0.06	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)	1.14	1.10	—*	—	—*	—*
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	10.36	(0.04)	(1.07)	(1.11)	—	—	—	—
Year ended 3-31-2015	10.02	0.07	0.36	0.43	(0.09)	—	—	(0.09)
Year ended 3-31-2014	8.87	0.04	1.17	1.21	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.61	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.49	0.07	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)	1.13	1.10	(0.01)	—	—*	(0.01)
Class E Shares[7]								
Six-month period ended 9-30-2015 (unaudited)	10.53	0.01	(1.08)	(1.07)	—	—	—	—
Year ended 3-31-2015	10.16	0.15	0.37	0.52	(0.15)	—	—	(0.15)
Year ended 3-31-2014	8.99	0.12	1.17	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.70	0.12	0.30	0.42	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.57	0.15	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	10.54	0.02	(1.07)	(1.05)	—	—	—	—
Year ended 3-31-2015	10.17	0.19	0.35	0.54	(0.17)	—	—	(0.17)
Year ended 3-31-2014	9.01	0.14	1.15	1.29	(0.13)	—	—	(0.13)
Year ended 3-31-2013	8.73	0.13	0.30	0.43	(0.15)	—	—	(0.15)
Year ended 3-31-2012	9.58	0.16	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	10.50	(0.01)	(1.07)	(1.08)	—	—	—	—
Year ended 3-31-2015	10.13	0.13	0.37	0.50	(0.13)	—	—	(0.13)
Year ended 3-31-2014	8.97	0.10	1.16	1.26	(0.10)	—	—	(0.10)
Year ended 3-31-2013[8]	8.88	(0.01)	0.10	0.09	—	—	—	—
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	10.51	0.01	(1.08)	(1.07)	—	—	—	—
Year ended 3-31-2015	10.14	0.17	0.35	0.52	(0.15)	—	—	(0.15)
Year ended 3-31-2014	8.97	0.13	1.16	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.69	0.12	0.29	0.41	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.55	0.16	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) Class share is closed to investment.

(8) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$ 9.45	-10.17%	$195	0.46%[5]	0.06%[5]	—%	—%	32%
Year ended 3-31-2015	10.52	5.17	228	0.48	1.36	—	—	4
Year ended 3-31-2014	10.15	14.33	254	0.49	1.16	—	—	21
Year ended 3-31-2013	8.98	4.65	183	0.49	1.32	—	—	21
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Class B Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	9.22	-10.75	2	1.40[5]	-0.88[5]	1.53[5]	-1.01[5]	32
Year ended 3-31-2015	10.33	4.28	2	1.36	0.60	—	—	4
Year ended 3-31-2014	9.99	13.53	3	1.39	0.28	—	—	21
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	9.25	-10.71	5	1.26[5]	-0.73[5]	—	—	32
Year ended 3-31-2015	10.36	4.32	5	1.29	0.73	—	—	4
Year ended 3-31-2014	10.02	13.57	6	1.26	0.43	—	—	21
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Class E Shares[7]								
Six-month period ended 9-30-2015 (unaudited)	9.46	-10.16	—*	0.39[5]	0.14[5]	—	—	32
Year ended 3-31-2015	10.53	5.25	—*	0.39	1.49	—	—	4
Year ended 3-31-2014	10.16	14.38	—*	0.40	1.24	—	—	21
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	9.49	-9.96	1	0.16[5]	0.37[5]	—	—	32
Year ended 3-31-2015	10.54	5.41	1	0.16	1.82	0.18	1.80	4
Year ended 3-31-2014	10.17	14.41	1	0.16	1.47	—	—	21
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	9.42	-10.29	1	0.64[5]	-0.11[5]	—	—	32
Year ended 3-31-2015	10.50	5.07	1	0.63	1.26	—	—	4
Year ended 3-31-2014	10.13	14.12	1	0.63	1.01	—	—	21
Year ended 3-31-2013[8]	8.97	1.01	—*	0.72[5]	-0.55[5]	—	—	21[9]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	9.44	-10.18	1	0.38[5]	0.12[5]	0.40[5]	0.10[5]	32
Year ended 3-31-2015	10.51	5.26	2	0.38	1.63	0.47	1.54	4
Year ended 3-31-2014	10.14	14.42	2	0.40	1.33	—	—	21
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$24.73	$(0.16)	$(2.70)	$(2.86)	$ —	$ —	$ —
Year ended 3-31-2015	27.31	(0.36)	(0.82)	(1.18)	—	(1.40)	(1.40)
Year ended 3-31-2014	20.45	(0.36)	8.65	8.29	—	(1.43)	(1.43)
Year ended 3-31-2013	19.27	(0.25)	1.43	1.18	—	—	—
Year ended 3-31-2012	19.63	(0.29)	1.27	0.98	—	(1.34)	(1.34)
Year ended 3-31-2011	15.78	(0.30)	4.80	4.50	(0.05)	(0.60)	(0.65)
Class B Shares[4]							
Six-month period ended 9-30-2015 (unaudited)	23.70	(0.26)	(2.57)	(2.83)	—	—	—
Year ended 3-31-2015	26.23	(0.56)	(0.79)	(1.35)	—	(1.18)	(1.18)
Year ended 3-31-2014	19.86	(0.57)	8.36	7.79	—	(1.42)	(1.42)
Year ended 3-31-2013	18.93	(0.44)	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)	4.71	4.19	—	(0.55)	(0.55)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	24.00	(0.25)	(2.61)	(2.86)	—	—	—
Year ended 3-31-2015	26.56	(0.53)	(0.80)	(1.33)	—	(1.23)	(1.23)
Year ended 3-31-2014	20.05	(0.52)	8.45	7.93	—	(1.42)	(1.42)
Year ended 3-31-2013	19.04	(0.38)	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)	4.75	4.32	—	(0.59)	(0.59)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	25.12	(0.12)	(2.73)	(2.85)	—	—	—
Year ended 3-31-2015	27.65	(0.27)	(0.83)	(1.10)	—	(1.43)	(1.43)
Year ended 3-31-2014	20.65	(0.26)	8.75	8.49	—	(1.49)	(1.49)
Year ended 3-31-2013	19.37	(0.17)	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)	4.82	4.60	(0.06)	(0.60)	(0.66)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	24.69	(0.19)	(2.69)	(2.88)	—	—	—
Year ended 3-31-2015	27.27	(0.41)	(0.81)	(1.22)	—	(1.36)	(1.36)
Year ended 3-31-2014	20.45	(0.40)	8.64	8.24	—	(1.42)	(1.42)
Year ended 3-31-2013[5]	17.77	(0.10)	2.78	2.68	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	25.19	(0.10)	(2.75)	(2.85)	—	—	—
Year ended 3-31-2015[6]	23.73	(0.15)	3.01	2.86	—	(1.40)	(1.40)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	25.44	(0.15)	(2.78)	(2.93)	—	—	—
Year ended 3-31-2015	28.02	(0.33)	(0.84)	(1.17)	—	(1.41)	(1.41)
Year ended 3-31-2014	20.51	(0.33)	9.29	8.96	—	(1.45)	(1.45)
Year ended 3-31-2013	19.29	(0.22)	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)	4.78	4.52	—	(0.58)	(0.58)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2015 (unaudited)	$21.87	-11.56%	$159	1.65%[3]	-1.32%[3]	64%
Year ended 3-31-2015	24.73	-3.91	199	1.64	-1.50	47
Year ended 3-31-2014	27.31	41.32	213	1.64	-1.45	67
Year ended 3-31-2013	20.45	6.12	80	1.78	-1.36	51
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	78
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	78
Class B Shares[4]						
Six-month period ended 9-30-2015 (unaudited)	20.87	-11.94	2	2.54[3]	-2.21[3]	64
Year ended 3-31-2015	23.70	-4.80	2	2.54	-2.40	47
Year ended 3-31-2014	26.23	39.96	3	2.59	-2.40	67
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	78
Class C Shares						
Six-month period ended 9-30-2015 (unaudited)	21.14	-11.92	9	2.40[3]	-2.07[3]	64
Year ended 3-31-2015	24.00	-4.63	10	2.39	-2.25	47
Year ended 3-31-2014	26.56	40.28	14	2.35	-2.15	67
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	78
Class I Shares						
Six-month period ended 9-30-2015 (unaudited)	22.27	-11.35	15	1.25[3]	-0.92[3]	64
Year ended 3-31-2015	25.12	-3.56	21	1.24	-1.09	47
Year ended 3-31-2014	27.65	41.90	34	1.23	-1.01	67
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	78
Class R Shares						
Six-month period ended 9-30-2015 (unaudited)	21.81	-11.67	1	1.83[3]	-1.50[3]	64
Year ended 3-31-2015	24.69	-4.08	1	1.83	-1.69	47
Year ended 3-31-2014	27.27	41.09	—*	1.84	-1.66	67
Year ended 3-31-2013[5]	20.45	15.08	—*	1.89[3]	-1.84[3]	51[7]
Class R6 Shares						
Six-month period ended 9-30-2015 (unaudited)	22.34	-11.31	2	1.08[3]	-0.75[3]	64
Year ended 3-31-2015[6]	25.19	12.53	2	1.08[3]	-0.94[3]	47[8]
Class Y Shares						
Six-month period ended 9-30-2015 (unaudited)	22.51	-11.52	2	1.50[3]	-1.17[3]	64
Year ended 3-31-2015	25.44	-3.77	2	1.49	-1.34	47
Year ended 3-31-2014	28.02	44.49	3	1.50	-1.30	67
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	78

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$23.43	$(0.05)	$(2.81)	$(2.86)	$—	$ —	$ —
Year ended 3-31-2015	23.45	(0.12)	2.49	2.37	—	(2.39)	(2.39)
Year ended 3-31-2014	20.22	(0.14)	4.17	4.03	—	(0.80)	(0.80)
Year ended 3-31-2013	18.62	(0.09)	1.80	1.71	—	(0.11)	(0.11)
Year ended 3-31-2012	18.36	(0.12)	0.85	0.73	—	(0.47)	(0.47)
Year ended 3-31-2011	13.95	(0.05)	4.46	4.41	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	19.84	(0.11)	(2.38)	(2.49)	—	—	—
Year ended 3-31-2015	20.30	(0.25)	2.13	1.88	—	(2.34)	(2.34)
Year ended 3-31-2014	17.66	(0.27)	3.61	3.34	—	(0.70)	(0.70)
Year ended 3-31-2013	16.42	(0.23)	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)	4.00	3.82	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	20.88	(0.11)	(2.51)	(2.62)	—	—	—
Year ended 3-31-2015	21.24	(0.26)	2.25	1.99	—	(2.35)	(2.35)
Year ended 3-31-2014	18.44	(0.26)	3.77	3.51	—	(0.71)	(0.71)
Year ended 3-31-2013	17.11	(0.21)	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)	4.15	4.00	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	22.92	(0.07)	(2.76)	(2.83)	—	—	—
Year ended 3-31-2015	23.02	(0.19)	2.46	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	19.90	(0.20)	4.09	3.89	—	(0.77)	(0.77)
Year ended 3-31-2013	18.37	(0.14)	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)	4.43	4.36	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	24.77	(0.02)	(2.97)	(2.99)	—	—	—
Year ended 3-31-2015	24.60	(0.05)	2.63	2.58	—	(2.41)	(2.41)
Year ended 3-31-2014	21.17	(0.07)	4.36	4.29	—	(0.86)	(0.86)
Year ended 3-31-2013	19.43	(0.04)	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01	4.64	4.65	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	23.08	(0.08)	(2.77)	(2.85)	—	—	—
Year ended 3-31-2015	23.18	(0.18)	2.45	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	20.02	(0.19)	4.12	3.93	—	(0.77)	(0.77)
Year ended 3-31-2013	18.49	(0.15)	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)	4.45	4.37	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	24.81	0.01	(2.99)	(2.98)	—	—	—
Year ended 3-31-2015[6]	24.38	(0.02)	2.84	2.82	—	(2.39)	(2.39)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	24.26	(0.04)	(2.92)	(2.96)	—	—	—
Year ended 3-31-2015	24.18	(0.11)	2.58	2.47	—	(2.39)	(2.39)
Year ended 3-31-2014	20.83	(0.12)	4.30	4.18	—	(0.83)	(0.83)
Year ended 3-31-2013	19.17	(0.09)	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)	4.59	4.57	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015								
(unaudited)	$20.57	-12.21%	$ 877	1.28%[4]	-0.41%[4]	—%	—%	22%
Year ended 3-31-2015	23.43	10.73	1,025	1.28	-0.50	1.29	-0.51	35
Year ended 3-31-2014	23.45	20.09	1,558	1.34	-0.63	—	—	43
Year ended 3-31-2013	20.22	9.28	1,160	1.31	-0.52	—	—	32
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Class B Shares[5]								
Six-month period ended 9-30-2015								
(unaudited)	17.35	-12.55	20	2.03[4]	-1.16[4]	—	—	22
Year ended 3-31-2015	19.84	9.94	24	2.05	-1.26	—	—	35
Year ended 3-31-2014	20.30	19.14	26	2.10	-1.39	—	—	43
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Class C Shares								
Six-month period ended 9-30-2015								
(unaudited)	18.26	-12.55	304	1.99[4]	-1.12[4]	—	—	22
Year ended 3-31-2015	20.88	10.00	343	2.01	-1.22	—	—	35
Year ended 3-31-2014	21.24	19.25	295	2.01	-1.31	—	—	43
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Class E Shares								
Six-month period ended 9-30-2015								
(unaudited)	20.09	-12.35	7	1.50[4]	-0.63[4]	1.59[4]	-0.72[4]	22
Year ended 3-31-2015	22.92	10.46	7	1.60	-0.82	1.63	-0.85	35
Year ended 3-31-2014	23.02	19.75	6	1.60	-0.90	1.71	-1.01	43
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Class I Shares								
Six-month period ended 9-30-2015								
(unaudited)	21.78	-12.07	2,299	0.99[4]	-0.13[4]	—	—	22
Year ended 3-31-2015	24.77	11.09	2,933	0.99	-0.19	—	—	35
Year ended 3-31-2014	24.60	20.52	2,098	0.99	-0.28	—	—	43
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Class R Shares								
Six-month period ended 9-30-2015								
(unaudited)	20.23	-12.35	76	1.59[4]	-0.73[4]	—	—	22
Year ended 3-31-2015	23.08	10.40	96	1.59	-0.80	—	—	35
Year ended 3-31-2014	23.18	19.83	103	1.59	-0.89	—	—	43
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Class R6 Shares								
Six-month period ended 9-30-2015								
(unaudited)	21.83	-12.01	46	0.83[4]	0.07[4]	—	—	22
Year ended 3-31-2015[6]	24.81	12.18	27	0.84[4]	-0.15[4]	—	—	35[7]
Class Y Shares								
Six-month period ended 9-30-2015								
(unaudited)	21.30	-12.20	566	1.23[4]	-0.37[4]	—	—	22
Year ended 3-31-2015	24.26	10.82	706	1.23	-0.44	—	—	35
Year ended 3-31-2014	24.18	20.21	694	1.23	-0.53	—	—	43
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39

See Accompanying Notes to Financial Statements.

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	$11.10	$0.09	$(1.12)	$(1.03)	$(0.08)	$—	$(0.08)
Year ended 3-31-2015[5]	10.00	0.10	1.05	1.15	(0.05)	—*	(0.05)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.10	0.05	(1.12)	(1.07)	(0.04)	—	(0.04)
Year ended 3-31-2015[5]	10.00	0.05	1.07	1.12	(0.02)	—*	(0.02)
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.11	0.09	(1.12)	(1.03)	(0.08)	—	(0.08)
Year ended 3-31-2015[5]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.11	0.10	(1.11)	(1.01)	(0.10)	—	(0.10)
Year ended 3-31-2015[5]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.10	0.06	(1.12)	(1.06)	(0.05)	—	(0.05)
Year ended 3-31-2015[5]	10.00	0.06	1.07	1.13	(0.03)	—*	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.11	0.10	(1.11)	(1.01)	(0.10)	—	(0.10)
Year ended 3-31-2015[5]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)[4]	11.11	0.09	(1.13)	(1.04)	(0.08)	—	(0.08)
Year ended 3-31-2015[5]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2014 (commencement of operations of the class) through September 30, 2015.

(5) For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Ratio of expenses to average net assets excluding offering cost was 1.17%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.89%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.12%.

(12) Ratio of expenses to average net assets excluding offering cost was 0.87%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(14) Ratio of expenses to average net assets excluding offering cost was 0.87%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.17%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.16%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.88%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.11%.

(19) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(21) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(22) Ratio of expenses to average net assets excluding offering cost was 1.16%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	$ 9.99	-9.32%	$49	1.35%[6][9]	1.63%[6]	1.77%[6]	1.22%[6]	14%[7]
Year ended 3-31-2015[5]	11.10	11.56	43	1.35[6][16]	1.83[6]	1.60[6]	1.58[6]	10[8]
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	9.99	-9.68	3	2.07[6][10]	0.87[6]	2.38[6]	0.57[6]	14[7]
Year ended 3-31-2015[5]	11.10	11.26	3	2.07[6][17]	0.98[6]	2.22[6]	0.83[6]	10[8]
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	10.00	-9.29	2	1.30[6][11]	1.64[6]	1.51[6]	1.44[6]	14[7]
Year ended 3-31-2015[5]	11.11	11.68	2	1.30[6][18]	1.70[6]	1.42[6]	1.58[6]	10[8]
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	10.00	-9.17	7	1.05[6][12]	1.89[6]	1.40[6]	1.54[6]	14[7]
Year ended 3-31-2015[5]	11.11	11.81	9	1.05[6][19]	1.97[6]	1.32[6]	1.70[6]	10[8]
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	9.99	-9.55	2	1.80[6][13]	1.14[6]	2.01[6]	0.94[6]	14[7]
Year ended 3-31-2015[5]	11.10	11.38	2	1.80[6][20]	1.20[6]	1.92[6]	1.08[6]	10[8]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	10.00	-9.17	2	1.06[6][14]	1.89[6]	1.26[6]	1.69[6]	14[7]
Year ended 3-31-2015[5]	11.11	11.81	3	1.05[6][21]	1.97[6]	1.18[6]	1.84[6]	10[8]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)[4]	9.99	-9.40	4	1.36[6][15]	1.60[6]	1.67[6]	1.28[6]	14[7]
Year ended 3-31-2015[5]	11.11	11.66	4	1.35[6][22]	1.73[6]	1.57[6]	1.51[6]	10[8]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$1.00	$0.00	$0.00	$0.00	$—*	$—	$—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Class C Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$1.00	0.02%	$147	0.21%[4]	0.02%[4]	0.64%[4]	-0.41%[4]
Year ended 3-31-2015	1.00	0.02	119	0.17	0.02	0.68	-0.49
Year ended 3-31-2014	1.00	0.02	137	0.20	0.02	0.69	-0.47
Year ended 3-31-2013	1.00	0.02	128	0.31	0.02	0.67	-0.34
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.02	6	0.21[4]	0.02[4]	1.65[4]	-1.42[4]
Year ended 3-31-2015	1.00	0.02	4	0.17	0.02	1.73	-1.54
Year ended 3-31-2014	1.00	0.02	7	0.20	0.02	1.74	-1.52
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Class C Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.02	41	0.21[4]	0.02[4]	1.60[4]	-1.37[4]
Year ended 3-31-2015	1.00	0.02	32	0.17	0.02	1.62	-1.43
Year ended 3-31-2014	1.00	0.02	34	0.20	0.02	1.63	-1.41
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	1.00	0.02	6	0.21[4]	0.02[4]	0.71[4]	-0.48[4]
Year ended 3-31-2015	1.00	0.02	6	0.17	0.02	0.74	-0.55
Year ended 3-31-2014	1.00	0.02	6	0.20	0.02	0.73	-0.51
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$12.07	$0.15	$(0.13)	$ 0.02	$(0.14)	$—	$(0.14)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	12.07	0.10	(0.12)	(0.02)	(0.10)	—	(0.10)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	12.07	0.10	(0.12)	(0.02)	(0.10)	—	(0.10)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	12.07	0.16	(0.12)	0.04	(0.16)	—	(0.16)
Year ended 3-31-2015	11.74	0.33	0.34	0.67	(0.34)	—	(0.34)
Year ended 3-31-2014	12.19	0.36	(0.45)	(0.09)	(0.36)	—	(0.36)
Year ended 3-31-2013	11.88	0.36	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45	(0.21)	0.24	(0.45)	—	(0.45)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	12.07	0.15	(0.13)	0.02	(0.14)	—	(0.14)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$11.95	0.21%	$150	1.00%[4]	2.45%[4]	—%	—%	3%
Year ended 3-31-2015	12.07	5.51	148	1.01	2.60	—	—	8
Year ended 3-31-2014	11.74	-0.86	113	1.02	2.90	—	—	7
Year ended 3-31-2013	12.19	5.50	133	1.01	2.77	—	—	6
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	11.95	-0.16	2	1.74[4]	1.71[4]	—	—	3
Year ended 3-31-2015	12.07	4.71	2	1.77	1.87	—	—	8
Year ended 3-31-2014	11.74	-1.63	2	1.79	2.12	—	—	7
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	11.95	-0.16	24	1.75[4]	1.70[4]	—	—	3
Year ended 3-31-2015	12.07	4.72	24	1.76	1.86	—	—	8
Year ended 3-31-2014	11.74	-1.62	21	1.78	2.12	—	—	7
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	11.95	0.32	6	0.79[4]	2.66[4]	—	—	3
Year ended 3-31-2015	12.07	5.73	5	0.80	2.75	—	—	8
Year ended 3-31-2014	11.74	-0.65	2	0.81	3.11	—	—	7
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	11.95	0.21	1	1.00[4]	2.45[4]	1.05[4]	2.40[4]	3
Year ended 3-31-2015	12.07	5.52	1	1.01	2.60	1.05	2.56	8
Year ended 3-31-2014	11.74	-0.87	1	1.02	2.89	1.06	2.85	7
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$5.31	$0.11	$(0.07)	$ 0.04	$(0.11)	$ —	$(0.11)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.25	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22	(0.09)	0.13	(0.22)	—*	(0.22)
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	5.31	0.09	(0.07)	0.02	(0.09)	—	(0.09)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18	(0.09)	0.09	(0.18)	—*	(0.18)
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	5.31	0.09	(0.07)	0.02	(0.09)	—	(0.09)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19	(0.09)	0.10	(0.19)	—*	(0.19)
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	5.31	0.11	(0.07)	0.04	(0.11)	—	(0.11)
Year ended 3-31-2015	5.03	0.24	0.28	0.52	(0.24)	—	(0.24)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.22	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24	(0.09)	0.15	(0.24)	—*	(0.24)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	5.31	0.11	(0.07)	0.04	(0.11)	—	(0.11)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22	(0.09)	0.13	(0.22)	—*	(0.22)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$5.24	0.71%	$361	0.87%[4]	4.14%[4]	0.88%[4]	4.13%[4]	2%
Year ended 3-31-2015	5.31	10.29	377	0.85	4.46	0.87	4.44	9
Year ended 3-31-2014	5.03	-3.32	366	0.86	4.58	0.87	4.57	21
Year ended 3-31-2013	5.47	8.71	545	0.84	3.91	0.85	3.90	9
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	5.24	0.33	14	1.62[4]	3.39[4]	1.63[4]	3.38[4]	2
Year ended 3-31-2015	5.31	9.44	15	1.62	3.69	1.64	3.67	9
Year ended 3-31-2014	5.03	-4.07	15	1.64	3.82	1.65	3.81	21
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	5.24	0.35	227	1.59[4]	3.42[4]	1.60[4]	3.41[4]	2
Year ended 3-31-2015	5.31	9.50	238	1.58	3.72	1.60	3.70	9
Year ended 3-31-2014	5.03	-4.04	216	1.60	3.84	1.61	3.83	21
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	5.24	0.80	669	0.68[4]	4.33[4]	0.69[4]	4.32[4]	2
Year ended 3-31-2015	5.31	10.50	703	0.68	4.62	0.70	4.60	9
Year ended 3-31-2014	5.03	-3.16	586	0.69	4.76	0.70	4.75	21
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	5.24	0.71	17	0.87[4]	4.14[4]	0.96[4]	4.05[4]	2
Year ended 3-31-2015	5.31	10.35	21	0.85	4.39	0.95	4.29	9
Year ended 3-31-2014	5.03	-3.32	15	0.85	4.52	0.95	4.42	21
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$18.71	$(0.08)	$(1.81)	$(1.89)	$—	$ —	$ —
Year ended 3-31-2015	18.51	(0.14)	1.52	1.38	—	(1.18)	(1.18)
Year ended 3-31-2014	16.33	(0.19)	4.04	3.85	—	(1.67)	(1.67)
Year ended 3-31-2013	14.51	(0.14)	2.35	2.21	—	(0.39)	(0.39)
Year ended 3-31-2012	15.39	(0.17)	(0.21)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.13)	4.12	3.99	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	15.28	(0.13)	(1.47)	(1.60)	—	—	—
Year ended 3-31-2015	15.47	(0.25)	1.24	0.99	—	(1.18)	(1.18)
Year ended 3-31-2014	13.95	(0.30)	3.42	3.12	—	(1.60)	(1.60)
Year ended 3-31-2013	12.57	(0.25)	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)	3.64	3.41	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	16.27	(0.12)	(1.57)	(1.69)	—	—	—
Year ended 3-31-2015	16.35	(0.23)	1.33	1.10	—	(1.18)	(1.18)
Year ended 3-31-2014	14.63	(0.28)	3.60	3.32	—	(1.60)	(1.60)
Year ended 3-31-2013	13.12	(0.21)	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)	3.78	3.58	—	—	—
Class E Shares							
Six-month period ended 9-30-2015 (unaudited)	18.60	(0.09)	(1.80)	(1.89)	—	—	—
Year ended 3-31-2015	18.43	(0.16)	1.51	1.35	—	(1.18)	(1.18)
Year ended 3-31-2014	16.27	(0.22)	4.03	3.81	—	(1.65)	(1.65)
Year ended 3-31-2013	14.47	(0.15)	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)	4.12	3.98	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	22.77	(0.06)	(2.21)	(2.27)	—	—	—
Year ended 3-31-2015	22.19	(0.09)	1.85	1.76	—	(1.18)	(1.18)
Year ended 3-31-2014	19.26	(0.15)	4.80	4.65	—	(1.72)	(1.72)
Year ended 3-31-2013	16.98	(0.09)	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)	4.78	4.69	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	18.55	(0.10)	(1.79)	(1.89)	—	—	—
Year ended 3-31-2015	18.41	(0.18)	1.50	1.32	—	(1.18)	(1.18)
Year ended 3-31-2014	16.26	(0.23)	4.02	3.79	—	(1.64)	(1.64)
Year ended 3-31-2013	14.48	(0.17)	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)	4.13	3.98	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	22.79	(0.04)	(2.21)	(2.25)	—	—	—
Year ended 3-31-2015[6]	20.97	(0.02)	3.02	3.00	—	(1.18)	(1.18)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	21.88	(0.08)	(2.12)	(2.20)	—	—	—
Year ended 3-31-2015	21.42	(0.14)	1.78	1.64	—	(1.18)	(1.18)
Year ended 3-31-2014	18.66	(0.20)	4.64	4.44	—	(1.68)	(1.68)
Year ended 3-31-2013	16.50	(0.13)	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)	4.65	4.53	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$16.82	-10.10%	$341	1.42%[4]	-0.85%[4]	—%	—%	21%
Year ended 3-31-2015	18.71	8.03	384	1.43	-0.80	—	—	43
Year ended 3-31-2014	18.51	24.27	406	1.43	-1.07	—	—	45
Year ended 3-31-2013	16.33	15.70	281	1.49	-0.97	—	—	38
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	13.68	-10.47	9	2.31[4]	-1.74[4]	—	—	21
Year ended 3-31-2015	15.28	7.07	11	2.31	-1.69	—	—	43
Year ended 3-31-2014	15.47	23.14	13	2.34	-1.99	—	—	45
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	14.58	-10.39	178	2.06[4]	-1.49[4]	—	—	21
Year ended 3-31-2015	16.27	7.36	207	2.07	-1.44	—	—	43
Year ended 3-31-2014	16.35	23.43	225	2.08	-1.73	—	—	45
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Class E Shares								
Six-month period ended 9-30-2015 (unaudited)	16.71	-10.16	6	1.53[4]	-0.96[4]	1.71[4]	-1.14[4]	21
Year ended 3-31-2015	18.60	7.90	6	1.56	-0.92	1.79	-1.15	43
Year ended 3-31-2014	18.43	24.13	5	1.56	-1.21	1.87	-1.52	45
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	20.50	-9.97	191	1.06[4]	-0.49[4]	—	—	21
Year ended 3-31-2015	22.77	8.42	214	1.06	-0.43	—	—	43
Year ended 3-31-2014	22.19	24.78	246	1.06	-0.71	—	—	45
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	16.66	-10.19	43	1.66[4]	-1.09[4]	—	—	21
Year ended 3-31-2015	18.55	7.74	45	1.66	-1.02	—	—	43
Year ended 3-31-2014	18.41	23.99	42	1.66	-1.30	—	—	45
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	20.54	-9.87	21	0.91[4]	-0.34[4]	—	—	21
Year ended 3-31-2015[6]	22.79	14.83	22	0.90[4]	-0.12[4]	—	—	43[7]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	19.68	-10.05	223	1.31[4]	-0.74[4]	—	—	21
Year ended 3-31-2015	21.88	8.16	262	1.30	-0.68	—	—	43
Year ended 3-31-2014	21.42	24.45	276	1.30	-0.95	—	—	45
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$17.47	$(0.02)	$(1.74)	$(1.76)	$ —	$ —	$ —
Year ended 3-31-2015	18.32	(0.04)	0.99	0.95	—	(1.80)	(1.80)
Year ended 3-31-2014	17.23	(0.11)	3.55	3.44	(0.07)	(2.28)	(2.35)
Year ended 3-31-2013	14.96	0.02	2.82	2.84	—	(0.57)	(0.57)
Year ended 3-31-2012	18.12	0.00	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Year ended 3-31-2011	14.99	0.03	3.10	3.13	—	—	—
Class B Shares[4]							
Six-month period ended 9-30-2015 (unaudited)	15.01	(0.09)	(1.48)	(1.57)	—	—	—
Year ended 3-31-2015	16.10	(0.18)	0.84	0.66	—	(1.75)	(1.75)
Year ended 3-31-2014	15.39	(0.25)	3.14	2.89	(0.02)	(2.16)	(2.18)
Year ended 3-31-2013	13.48	(0.13)	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)	2.86	2.71	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	15.74	(0.07)	(1.56)	(1.63)	—	—	—
Year ended 3-31-2015	16.76	(0.14)	0.89	0.75	—	(1.77)	(1.77)
Year ended 3-31-2014	15.94	(0.21)	3.26	3.05	(0.04)	(2.19)	(2.23)
Year ended 3-31-2013	13.92	(0.08)	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)	2.92	2.84	—	—	—
Class E Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	17.93	0.01	(1.79)	(1.78)	—	—	—
Year ended 3-31-2015	18.76	0.03	1.01	1.04	—	(1.87)	(1.87)
Year ended 3-31-2014	17.59	(0.04)	3.63	3.59	(0.09)	(2.33)	(2.42)
Year ended 3-31-2013	15.25	0.10	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10	3.14	3.24	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	18.49	0.02	(1.85)	(1.83)	—	—	—
Year ended 3-31-2015	19.29	0.05	1.04	1.09	—	(1.89)	(1.89)
Year ended 3-31-2014	18.03	(0.02)	3.72	3.70	(0.10)	(2.34)	(2.44)
Year ended 3-31-2013	15.61	0.11	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13	3.21	3.34	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	17.44	(0.04)	(1.73)	(1.77)	—	—	—
Year ended 3-31-2015	18.31	(0.06)	0.98	0.92	—	(1.79)	(1.79)
Year ended 3-31-2014	17.23	(0.13)	3.54	3.41	(0.07)	(2.26)	(2.33)
Year ended 3-31-2013[6]	15.24	(0.02)	2.01	1.99	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	18.56	0.03	(1.85)	(1.82)	—	—	—
Year ended 3-31-2015[7]	18.96	0.08	1.36	1.44	—	(1.84)	(1.84)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	18.12	(0.01)	(1.80)	(1.81)	—	—	—
Year ended 3-31-2015	18.94	(0.02)	1.04	1.02	—	(1.84)	(1.84)
Year ended 3-31-2014	17.74	(0.07)	3.66	3.59	(0.08)	(2.31)	(2.39)
Year ended 3-31-2013	15.38	0.01	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08	3.17	3.25	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2015 (unaudited)	$15.71	-10.07%	$202	1.55%[3]	-0.25%[3]	62%
Year ended 3-31-2015	17.47	5.74	240	1.54	-0.20	106
Year ended 3-31-2014	18.32	21.10	244	1.57	-0.62	61
Year ended 3-31-2013	17.23	19.49	226	1.66	0.15	52
Year ended 3-31-2012	14.96	-8.06	209	1.67	0.00	50
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Class B Shares[4]						
Six-month period ended 9-30-2015 (unaudited)	13.44	-10.46	2	2.50[3]	-1.21[3]	62
Year ended 3-31-2015	15.01	4.68	3	2.50	-1.17	106
Year ended 3-31-2014	16.10	19.87	4	2.58	-1.63	61
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Class C Shares						
Six-month period ended 9-30-2015 (unaudited)	14.11	-10.36	15	2.23[3]	-0.93 [3]	62
Year ended 3-31-2015	15.74	5.02	18	2.21	-0.89	106
Year ended 3-31-2014	16.76	20.24	19	2.25	-1.30	61
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Class E Shares[5]						
Six-month period ended 9-30-2015 (unaudited)	16.15	-9.93	—*	1.22[3]	0.08[3]	62
Year ended 3-31-2015	17.93	6.08	—*	1.21	0.14	106
Year ended 3-31-2014	18.76	21.56	—*	1.21	-0.26	61
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Class I Shares						
Six-month period ended 9-30-2015 (unaudited)	16.66	-9.90	26	1.11[3]	0.19[3]	62
Year ended 3-31-2015	18.49	6.20	29	1.10	0.26	106
Year ended 3-31-2014	19.29	21.67	26	1.10	-0.15	61
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Class R Shares						
Six-month period ended 9-30-2015 (unaudited)	15.67	-10.15	2	1.72[3]	-0.41[3]	62
Year ended 3-31-2015	17.44	5.57	2	1.70	-0.32	106
Year ended 3-31-2014	18.31	20.91	1	1.70	-0.78	61
Year ended 3-31-2013[6]	17.23	13.06	—*	1.68[3]	-0.44[3]	52[8]
Class R6 Shares						
Six-month period ended 9-30-2015 (unaudited)	16.74	-9.81	3	0.96[3]	0.34[3]	62
Year ended 3-31-2015[7]	18.56	8.17	3	0.96[3]	0.70[3]	106[9]
Class Y Shares						
Six-month period ended 9-30-2015 (unaudited)	16.31	-9.99	5	1.37[3]	-0.12[3]	62
Year ended 3-31-2015	18.12	5.93	10	1.36	-0.09	106
Year ended 3-31-2014	18.94	21.35	10	1.33	-0.39	61
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$19.31	$(0.04)	$(0.71)	$(0.75)	$ —	$ —	$ —
Year ended 3-31-2015	16.84	(0.02)	2.86	2.84	—	(0.37)	(0.37)
Year ended 3-31-2014	14.13	(0.05)	3.23	3.18	—	(0.47)	(0.47)
Year ended 3-31-2013	13.15	0.05	0.99	1.04	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.03)	1.03	1.00	—	—	—
Year ended 3-31-2011	10.78	(0.10)	1.47	1.37	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	18.73	(0.10)	(0.70)	(0.80)	—	—	—
Year ended 3-31-2015	16.45	(0.14)	2.79	2.65	—	(0.37)	(0.37)
Year ended 3-31-2014	13.87	(0.14)	3.15	3.01	—	(0.43)	(0.43)
Year ended 3-31-2013	12.92	(0.03)	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)	1.46	1.29	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	18.69	(0.11)	(0.69)	(0.80)	—	—	—
Year ended 3-31-2015	16.42	(0.15)	2.79	2.64	—	(0.37)	(0.37)
Year ended 3-31-2014	13.85	(0.15)	3.15	3.00	—	(0.43)	(0.43)
Year ended 3-31-2013	12.91	(0.03)	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)	1.46	1.29	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	19.47	(0.01)	(0.73)	(0.74)	—	—	—
Year ended 3-31-2015	16.93	0.02	2.89	2.91	—	(0.37)	(0.37)
Year ended 3-31-2014	14.20	0.00	3.23	3.23	—	(0.50)	(0.50)
Year ended 3-31-2013	13.27	0.09	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)	1.49	1.41	—	—	—
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	19.34	(0.04)	(0.72)	(0.76)	—	—	—
Year ended 3-31-2015	16.86	(0.03)	2.88	2.85	—	(0.37)	(0.37)
Year ended 3-31-2014	14.15	(0.04)	3.23	3.19	—	(0.48)	(0.48)
Year ended 3-31-2013	13.16	0.05	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)	1.47	1.37	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$18.56	-3.88%	$75	1.23%[4]	-0.38%[4]	—%	—%	12%
Year ended 3-31-2015	19.31	17.00	71	1.29	-0.13	—	—	36
Year ended 3-31-2014	16.84	22.65	40	1.43	-0.30	—	—	32
Year ended 3-31-2013	14.13	7.91	24	1.14	0.34	1.63	-0.15	26
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	17.93	-4.27	1	1.92[4]	-1.06[4]	—	—	12
Year ended 3-31-2015	18.73	16.25	1	1.95	-0.82	—	—	36
Year ended 3-31-2014	16.45	21.80	1	2.06	-0.92	—	—	32
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	17.89	-4.28	4	2.00[4]	-1.13[4]	—	—	12
Year ended 3-31-2015	18.69	16.21	2	2.01	-0.86	—	—	36
Year ended 3-31-2014	16.42	21.76	2	2.09	-0.96	—	—	32
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	18.73	-3.80	5	1.00[4]	-0.13[4]	—	—	12
Year ended 3-31-2015	19.47	17.33	4	1.04	0.10	—	—	36
Year ended 3-31-2014	16.93	22.91	1	1.15	-0.02	—	—	32
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	18.58	-3.93	1	1.23[4]	-0.38[4]	1.25[4]	-0.40[4]	12
Year ended 3-31-2015	19.34	17.04	1	1.29	-0.16	—	—	36
Year ended 3-31-2014	16.86	22.56	1	1.41	-0.27	—	—	32
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2015 (unaudited)	$23.40	$ 0.06	$(1.49)	$(1.43)	$ —	$ —	$ —
Year ended 3-31-2015	23.82	0.12	1.25	1.37	(0.06)	(1.73)	(1.79)
Year ended 3-31-2014	20.30	0.07	4.42	4.49	(0.04)	(0.93)	(0.97)
Year ended 3-31-2013	17.57	0.15	2.73	2.88	(0.15)	—*	(0.15)
Year ended 3-31-2012	17.93	0.13	(0.19)	(0.06)	(0.12)	(0.18)	(0.30)
Year ended 3-31-2011	15.56	(0.02)	2.39	2.37	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2015 (unaudited)	22.04	(0.05)	(1.40)	(1.45)	—	—	—
Year ended 3-31-2015	22.53	(0.10)	1.19	1.09	—	(1.58)	(1.58)
Year ended 3-31-2014	19.28	(0.12)	4.19	4.07	—	(0.82)	(0.82)
Year ended 3-31-2013	16.72	(0.03)	2.59	2.56	—	—*	—*
Year ended 3-31-2012	17.15	(0.07)	(0.18)	(0.25)	—	(0.18)	(0.18)
Year ended 3-31-2011	15.12	(0.25)	2.28	2.03	—	—	—
Class C Shares							
Six-month period ended 9-30-2015 (unaudited)	22.73	(0.02)	(1.45)	(1.47)	—	—	—
Year ended 3-31-2015	23.18	(0.05)	1.22	1.17	—	(1.62)	(1.62)
Year ended 3-31-2014	19.80	(0.09)	4.31	4.22	—	(0.84)	(0.84)
Year ended 3-31-2013	17.16	0.02	2.67	2.69	(0.05)	—*	(0.05)
Year ended 3-31-2012	17.53	0.00	(0.17)	(0.17)	(0.02)	(0.18)	(0.20)
Year ended 3-31-2011	15.34	(0.14)	2.33	2.19	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2015 (unaudited)	23.49	0.09	(1.50)	(1.41)	—	—	—
Year ended 3-31-2015	23.90	0.17	1.27	1.44	(0.10)	(1.75)	(1.85)
Year ended 3-31-2014	20.36	0.11	4.44	4.55	(0.09)	(0.92)	(1.01)
Year ended 3-31-2013	17.61	0.20	2.74	2.94	(0.19)	—*	(0.19)
Year ended 3-31-2012	18.03	0.18	(0.19)	(0.01)	(0.23)	(0.18)	(0.41)
Year ended 3-31-2011	15.60	0.04	2.39	2.43	—	—	—
Class I Shares							
Six-month period ended 9-30-2015 (unaudited)	23.50	0.10	(1.50)	(1.40)	—	—	—
Year ended 3-31-2015	23.90	0.19	1.28	1.47	(0.11)	(1.76)	(1.87)
Year ended 3-31-2014	20.36	0.14	4.44	4.58	(0.11)	(0.93)	(1.04)
Year ended 3-31-2013	17.61	0.22	2.74	2.96	(0.21)	—*	(0.21)
Year ended 3-31-2012	18.05	0.21	(0.20)	0.01	(0.27)	(0.18)	(0.45)
Year ended 3-31-2011	15.60	0.08	2.37	2.45	—	—	—
Class R Shares							
Six-month period ended 9-30-2015 (unaudited)	23.37	0.03	(1.48)	(1.45)	—	—	—
Year ended 3-31-2015	23.79	0.05	1.26	1.31	(0.01)	(1.72)	(1.73)
Year ended 3-31-2014	20.28	0.01	4.41	4.42	(0.01)	(0.90)	(0.91)
Year ended 3-31-2013[7]	18.17	0.04	2.07	2.11	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2015 (unaudited)	23.56	0.13	(1.52)	(1.39)	—	—	—
Year ended 3-31-2015[8]	24.96	0.18	0.25	0.43	(0.10)	(1.73)	(1.83)
Class Y Shares							
Six-month period ended 9-30-2015 (unaudited)	23.45	0.07	(1.49)	(1.42)	—	—	—
Year ended 3-31-2015	23.86	0.14	1.26	1.40	(0.07)	(1.74)	(1.81)
Year ended 3-31-2014	20.33	0.09	4.43	4.52	(0.06)	(0.93)	(0.99)
Year ended 3-31-2013	17.59	0.17	2.75	2.92	(0.18)	—*	(0.18)
Year ended 3-31-2012	17.99	0.14	(0.17)	(0.03)	(0.19)	(0.18)	(0.37)
Year ended 3-31-2011	15.58	0.02	2.39	2.41	—	—	—

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2015 (unaudited)	$21.97	-6.11%	$253	1.30%[4]	0.53%[4]	—%	—%	28%
Year ended 3-31-2015	23.40	5.71	295	1.27	0.48	—	—	82
Year ended 3-31-2014	23.82	22.44	248	1.31	0.30	—	—	58
Year ended 3-31-2013	20.30	16.59	156	1.43	0.82	—	—	57
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	—	—	54
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Class B Shares[5]								
Six-month period ended 9-30-2015 (unaudited)	20.59	-6.58	3	2.27[4]	-0.45[4]	—	—	28
Year ended 3-31-2015	22.04	4.80	4	2.18	-0.43	—	—	82
Year ended 3-31-2014	22.53	21.35	6	2.17	-0.57	—	—	58
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	—	—	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Class C Shares								
Six-month period ended 9-30-2015 (unaudited)	21.26	-6.47	19	2.02[4]	-0.19[4]	—	—	28
Year ended 3-31-2015	22.73	5.00	22	1.97	-0.22	—	—	82
Year ended 3-31-2014	23.18	21.64	14	2.01	-0.41	—	—	58
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	—	—	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Class E Shares[6]								
Six-month period ended 9-30-2015 (unaudited)	22.08	-6.00	—*	1.06[4]	0.78[4]	—	—	28
Year ended 3-31-2015	23.49	5.98	—*	1.05	0.70	—	—	82
Year ended 3-31-2014	23.90	22.73	—*	1.09	0.51	—	—	58
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	—	—	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Class I Shares								
Six-month period ended 9-30-2015 (unaudited)	22.10	-5.96	9	0.97[4]	0.81[4]	—	—	28
Year ended 3-31-2015	23.50	6.13	15	0.94	0.79	—	—	82
Year ended 3-31-2014	23.90	22.85	5	0.99	0.63	—	—	58
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	—	—	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Class R Shares								
Six-month period ended 9-30-2015 (unaudited)	21.92	-6.20	—*	1.56[4]	0.29[4]	—	—	28
Year ended 3-31-2015	23.37	5.45	—*	1.54	0.21	—	—	82
Year ended 3-31-2014	23.79	22.13	1	1.57	0.03	—	—	58
Year ended 3-31-2013[7]	20.28	11.61	—*	1.55[4]	0.73[4]	—	—	57[9]
Class R6 Shares								
Six-month period ended 9-30-2015 (unaudited)	22.17	-5.90	2	0.81[4]	1.06[4]	—	—	28
Year ended 3-31-2015[8]	23.56	1.72	1	0.79[4]	1.11[4]	—	—	82[10]
Class Y Shares								
Six-month period ended 9-30-2015 (unaudited)	22.03	-6.06	2	1.22[4]	0.56[4]	—	—	28
Year ended 3-31-2015	23.45	5.84	3	1.20	0.58	—	—	82
Year ended 3-31-2014	23.86	22.56	2	1.22	0.40	—	—	58
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	—	—	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A and Class C shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Money Market Fund. Class C shares of Ivy Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class R6 and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Value Fund and Ivy Value Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Offering costs. Each Fund bears all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Money Market Fund) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Cundill Global Value Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, and Ivy International Core Equity Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Bond Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund, and Ivy Municipal High Income Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy Global Income Allocation Fund, Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund, and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (including credit risk, equity risk, foreign currency exchange rate risk and/or interest rate risk) and/or, in the case of options written, to generate income from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Emerging Markets Equity Fund, Ivy High Income Fund, and Ivy Small Cap Growth Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2015:

The following tables present financial instruments subject to master netting agreements as of September 30, 2015:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Cundill Global Value Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 375	$—	$ 375	$ (237)	$—	$ —	$138
Ivy Emerging Markets Equity Fund							
Investments in unaffiliated securities at value*	$1,044	$—	$1,044	$(1,044)	$—	$ —	$ —
Ivy Global Bond Fund							
Unrealized appreciation on forward foreign currency contracts	$ 28	$—	$ 28	$ —	$—	$ —	$ 28
Ivy Global Equity Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 40	$—	$ 40	$ (40)	$—	$ —	$ —
Ivy Global Income Allocation Fund							
Unrealized appreciation on forward foreign currency contracts	$ 195	$—	$ 195	$ (195)	$—	$ —	$ —
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$1,551	$—	$1,551	$ (841)	$—	$(564)	$146
Ivy International Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,978	$—	$2,978	$(2,978)	$—	$ —	$ —

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Ivy Cundill Global Value Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 511	$—	$ 511	$ (237)	$ (157)	$ —	$117
Ivy Emerging Markets Equity Fund							
Written Options at value	$ 5,240	$—	$ 5,240	$(1,044)	$ (4,072)	$ —	$124
Unrealized depreciation on forward foreign currency contracts	868	—	868	—	(659)	—	209
Total	$ 6,108	$—	$ 6,108	$(1,044)	$ (4,731)	$ —	$333
Ivy European Opportunities Fund							
Unrealized depreciation on forward foreign currency contracts	$ 116	$—	$ 116	$ —	$ —	$ (116)	$ —
Ivy Global Equity Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 149	$—	$ 149	$ (40)	$ (109)	$ —	$ —
Ivy Global Income Allocation Fund							
Unrealized depreciation on forward foreign currency contracts	$ 232	$—	$ 232	$ (195)	$ (37)	$ —	$ —
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 4,972	$—	$ 4,972	$ (841)	$ —	$(4,110)	$ 21
Unrealized depreciation on swap agreements	456	—	456	—	—	—	456
Total	$ 5,428	$—	$ 5,428	$ (841)	$ —	$(4,110)	$477
Ivy International Core Equity Fund							
Unrealized depreciation on forward foreign currency contracts	$ 8,473	$—	$ 8,473	$(2,978)	$ (5,418)	$ —	$ 77
Ivy Mid Cap Growth Fund							
Written Options at value	$12,948	$—	$12,948	$ —	$(12,679)	$ —	$269
Ivy Small Cap Growth Fund							
Unrealized depreciation on swap agreements	$ 3,680	$—	$ 3,680	$ —	$ (3,680)	$ —	$ —
Ivy Value Fund							
Written Options at value	$ 59	$—	$ 59	$ —	$ —	$ —	$ 59

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2015:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate		$—	Unrealized depreciation on futures contracts*	$274
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	374	Unrealized depreciation on forward foreign currency contracts	422
Ivy Emerging Markets Equity Fund	Equity	Investments in unaffiliated securities at value**	1,061	Written options at value	8,644
	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	868
Ivy European Opportunities Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	116
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	28		—
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	40	Unrealized depreciation on forward foreign currency contracts	149
Ivy Global Income Allocation Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	195	Unrealized depreciation on forward foreign currency contracts	232
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	412	Unrealized depreciation on forward foreign currency contracts	100
	Interest rate		—	Unrealized depreciation on swap agreements	456
Ivy International Core Equity Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	8,473
Ivy Mid Cap Growth Fund	Equity		—	Written options at value	12,948
Ivy Municipal High Income Fund	Interest rate		—	Unrealized depreciation on futures contracts*	106
Ivy Small Cap Growth Fund	Equity		—	Unrealized depreciation on swap agreements	3,680
Ivy Value Fund	Equity		—	Written options at value	144

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2015.
** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2015:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ (4)	$ —	$ —	$ (4)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	389	389
Ivy Dividend Opportunities Fund	Equity	—	—	—	109	—	109
Ivy Emerging Markets Equity Fund	Equity	75	1,049	646	(3,510)	—	(1,740)
	Foreign currency	—	—	—	—	1,559	1,559
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(2,706)	(2,706)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(82)	(82)
	Interest rate	—	—	(253)	—	—	(253)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(2,466)	(2,466)
Ivy Global Growth Fund	Foreign currency	—	—	—	—	(4,267)	(4,267)
Ivy Global Income Allocation Fund	Equity	(304)	—	—	528	—	224
	Foreign currency	—	—	—	—	(1,031)	(1,031)
Ivy High Income Fund	Foreign currency	—	—	—	—	(1,060)	(1,060)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	4,122	4,122
Ivy Mid Cap Growth Fund	Equity	8,795	—	—	(6,248)	—	2,547

Net realized gain (loss) on:

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Small Cap Growth Fund	Equity	$ 17	$(4,115)	$—	$228	$—	$(3,870)
Ivy Value Fund	Equity	(12)	—	—	119	—	107

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2015:

Net change in unrealized appreciation (depreciation) on:

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 93	$ —	$ —	$ 93
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(1,608)	(1,608)
Ivy Dividend Opportunities Fund	Equity	—	—	—	(57)	—	(57)
Ivy Emerging Markets Equity Fund	Equity	(1,548)	49	—	(3,488)	—	(4,987)
	Foreign currency	—	—	—	—	(868)	(868)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(589)	(589)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(37)	(37)
	Interest rate	—	—	(166)	—	—	(166)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(628)	(628)
Ivy Global Growth Fund	Foreign currency	—	—	—	—	(317)	(317)
Ivy Global Income Allocation Fund	Equity	243	—	—	(242)	—	1
	Foreign currency	—	—	—	—	(293)	(293)
Ivy High Income Fund	Foreign currency	—	—	—	—	(621)	(621)
	Interest rate	—	(456)	—	—	—	(456)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(3,704)	(3,704)
Ivy Mid Cap Growth Fund	Equity	—	—	—	(4,845)	—	(4,845)
Ivy Municipal High Income Fund	Interest rate	—	—	(106)	—	—	(106)
Ivy Small Cap Growth Fund	Equity	—	(3,661)	—	—	—	(3,661)
Ivy Value Fund	Equity	—	—	—	217	—	217

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2015, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Bond Fund	$ —	$ —	$31,935	$ —	$ —	$ —
Ivy Cundill Global Value Fund	633	—	—	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	8
Ivy Emerging Markets Equity Fund	195	—	—	4,195	1,045	3,586
Ivy European Opportunities Fund	150	—	—	—	—	—
Ivy Global Bond Fund	10	3,594	—	—	—	—
Ivy Global Equity Income Fund.	145	—	—	—	—	—
Ivy Global Growth Fund	390	—	—	—	—	—
Ivy Global Income Allocation Fund	67	—	—	—	182	91
Ivy High Income Fund	275	—	—	9,639	—	—
Ivy International Core Equity Fund	3,683	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	2,461	6,190
Ivy Municipal High Income Fund	—	—	3,664	—	—	—
Ivy Small Cap Growth Fund	—	—	—	24,010	—	—
Ivy Value Fund	—	—	—	—	—	255

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-15
Ivy Dividend Opportunities Fund						
Number of Contracts	792	—	—	—	(792)	N/A
Premium Received	$ 109	$ —	$ —	$ —	$ (109)	N/A
Ivy Emerging Markets Equity Fund						
Number of Contracts	17,484	104,737	(66,805)	—	(15,467)	39,949
Premium Received	$ 1,784	$ 11,294	$ (6,084)	$ —	$ (1,389)	$ 5,605
Ivy Global Income Allocation Fund						
Number of Contracts	7,640	—	(2,820)	—	(4,820)	N/A
Premium Received	$ 592	$ —	$ (214)	$ —	$ (378)	N/A
Ivy Mid Cap Growth Fund						
Number of Contracts	11,279	48,618	(33,179)	(9,900)	(13,931)	2,887
Premium Received	$ 2,039	$ 29,424	$(20,911)	$ (893)	$ (1,547)	$ 8,112
Ivy Small Cap Growth Fund						
Number of Contracts	N/A	2,242	(2,242)	—	—	N/A
Premium Received	N/A	$ 260	$ (260)	$ —	$ —	N/A
Ivy Value Fund						
Number of Contracts	9,709	6,581	(3,219)	(352)	(11,091)	1,628
Premium Received	$ 277	$ 878	$ (189)	$ (181)	$ (572)	$ 213

6. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2015 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$533,090	$356	0.07%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.395%	0.395%	0.390%	0.390%	0.390%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500	0.490	0.490	0.490
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.740	0.740	0.720	0.720	0.710	0.710	0.710
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy High Income Fund . . .	0.625%	0.625%	0.600%	0.550%	0.500%	0.500%	0.500%	0.500%	0.500%	0.490%	0.490%	0.480%
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund . . .	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.830	0.830	0.800	0.800	0.800
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund . . .	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Money Market Fund . .	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy Municipal Bond Fund .	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.495	0.495	0.490	0.490	0.490
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2015.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the rate of the costs charged by the financial services companies exceeds $12.00 per account for a Fund or an annual fee of 0.14 of 1% that is based on average daily net assets, WISC will reimburse the Fund the amount in excess of such amounts.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.
Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.
Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.
Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2015, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 153	$ 3	$ 5	$ 2	$ —	$ 134
Ivy Core Equity Fund	223	2	5	6	—	193
Ivy Cundill Global Value Fund	40	—*	1	—*	—	38
Ivy Dividend Opportunities Fund	79	—*	6	1	—	62
Ivy Emerging Markets Equity Fund	161	—*	5	2	—	210
Ivy European Opportunities Fund	63	—*	—*	3	—	70
Ivy Global Bond Fund	24	—*	7	1	N/A	31
Ivy Global Equity Income Fund	70	—*	—*	—*	N/A	73
Ivy Global Growth Fund	60	—*	5	1	—	60
Ivy Global Income Allocation Fund	152	1	3	4	—	138
Ivy High Income Fund	744	11	130	103	—	1,080
Ivy International Core Equity Fund	493	1	6	16	—	1,100
Ivy Large Cap Growth Fund	404	3	8	5	—	385
Ivy Limited-Term Bond Fund	559	30	16	10	—	563
Ivy Managed International Opportunities Fund	52	—*	2	—*	—	45
Ivy Micro Cap Growth Fund	76	—*	1	1	N/A	69
Ivy Mid Cap Growth Fund	215	2	17	12	—	394
Ivy Mid Cap Income Opportunities Fund	29	—*	N/A	—*	—	29
Ivy Money Market Fund	—	—*	5	6	—	—
Ivy Municipal Bond Fund	25	—*	2	1	N/A	28
Ivy Municipal High Income Fund	86	7	14	15	N/A	149
Ivy Small Cap Growth Fund	128	—*	4	3	—	148
Ivy Small Cap Value Fund	45	1	1	1	—	44
Ivy Tax-Managed Equity Fund	35	—*	8	—*	N/A	36
Ivy Value Fund	41	17	5	1	—	31

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2015 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2016	1.05%[1]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2016	1.15%	$ 49	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2016	1.25%[1]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2016	0.84%	$ 65	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2016	0.84%	$183	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Contractual	12-3-2012	7-31-2016	N/A	$208[2]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2016	1.45%[1]	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2016	1.23%[1]	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2016	1.50%	$264	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2016	2.50%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2016	0.99%	$251	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2016	1.74%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2016	1.74%	$ 24	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2016	0.74%	$ 38	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2016	0.99%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2016	1.30%	$65	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2016	0.94%	$ 1	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	1.19%	$—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	Not to exceed Class A	$—	N/A
Ivy Global Growth Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—	N/A
Ivy Global Income Allocation Fund	Class E	Contractual	6-4-2012	7-31-2016	1.33%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	1.17%	$—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2016	1.20%[1]	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$32	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2016	1.40%[1]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2016	1.15%	$53	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2016	1.15%	$10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2016	0.88%	$—	N/A
	Class Y	Contractual	6-1-2006	7-31-2016	1.06%	$35	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2016	1.00%	$—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	Class A	Contractual	3-17-2014	7-31-2016	0.49%	$—	N/A
	Class B	Contractual	3-17-2014	7-31-2016	1.40%	$ 2	N/A
	Class C	Contractual	3-17-2014	7-31-2016	1.29%	$—	N/A
	Class E	Contractual	3-17-2014	7-31-2016	0.39%	$—	N/A
	Class I	Contractual	3-17-2014	7-31-2016	0.16%	$—	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2016	0.72%	$—	N/A
	Class Y	Contractual	3-17-2014	7-31-2016	0.38%	$—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	Not to exceed Class A	$—	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Contractual	8-1-2014	7-31-2016	1.31%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2016	1.30%[1]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Income Opportunities Fund	All Classes	Contractual	10-1-2014	7-31-2016	N/A	$ 69[3]	Investment Management Fee
	Class A	Contractual	10-1-2014	7-31-2016	1.35%	$ 51	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2014	7-31-2016	2.07%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	10-1-2014	7-31-2016	1.30%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2014	7-31-2016	1.05%	$ 6	Shareholder Servicing
	Class R	Contractual	10-1-2014	7-31-2016	1.80%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class R6	Contractual	10-1-2014	7-31-2016	1.05%	$ —*	Shareholder Servicing
	Class Y	Contractual	10-1-2014	7-31-2016	1.35%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2014	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[4]	$254	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[4]	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[4]	$227	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[4]	$ 14	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$101	Investment Management Fee
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 7	12b-1 Fees and/or Shareholder Servicing
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2016	1.45%[1]	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Tax-Managed Equity Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—*	12b-1 Fees and/or Shareholder Servicing
Ivy Value Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$—	N/A

* Not shown due to rounding.
(1) Reflects the lower contractual expense limit which went into effect 8-1-2015.
(2) The Fund's management fee is being reduced by 0.14% of average daily net assets.
(3) Due to Class A, Class C, Class E, Class I, Class R, Class R6, and/or Class Y contractual expense limits, investment management fees were waived for all share classes.
(4) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2015.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2015 follows:

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-15 Share Balance	9-30-15 Value
Ivy High Income Fund							
Maritime Finance Co. Ltd.	1,750	$ —	$ —	$ —	$ —	1,750	$ 28,140
Ivy Municipal High Income Fund							
1155 Island Avenue LLC	6,578	$ —	$ —	$ —	$ —	6,578	$ 1,250

	3-31-15 Principal Balance				Interest Received	9-30-15 Principal Balance	
1155 Island Avenue LLC, 10.000%, 12-11-24	$2,960	$ —	$ —	$ —	$147	$2,960	$ 2,960

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	9-30-15 Share Balance	9-30-15 Value
Ivy Managed International Opportunities Fund							
Ivy Emerging Markets Equity Fund, Class I	5,869	$ 896	$54,028	$18,956	$ —	1,453	$ 19,897
Ivy European Opportunities Fund, Class I	761	23,570	1,814	105	—	1,496	41,546
Ivy Global Growth Fund, Class I	1,114	14,198	5,626	(103)	—	1,306	51,546
Ivy Global Income Allocation Fund, Class I	1,507	13,221	1,825	(54)	616	2,257	31,285
Ivy International Core Equity Fund, Class I	2,682	23,185	3,644	(195)	—	3,755	60,567
				$18,709	$616		$204,841

(1) Included in Realized Gain/Loss, if applicable, are distributions from the capital gains from the underlying securities.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$548,781	$186,360	$516,300	$175,160
Ivy Core Equity Fund	—	394,792	—	395,402

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Cundill Global Value Fund	$ —	$ 35,625	$ —	$ 42,804
Ivy Dividend Opportunities Fund	—	78,515	—	97,846
Ivy Emerging Markets Equity Fund	—	358,133	—	382,914
Ivy European Opportunities Fund	—	150,952	—	101,632
Ivy Global Bond Fund	—	27,196	30,054	35,496
Ivy Global Equity Income Fund	—	140,961	—	121,640
Ivy Global Growth Fund	—	155,900	—	169,981
Ivy Global Income Allocation Fund	—	276,712	—	226,014
Ivy High Income Fund	—	1,152,275	—	1,891,521
Ivy International Core Equity Fund	—	2,212,967	—	1,311,701
Ivy Large Cap Growth Fund	—	323,158	—	303,446
Ivy Limited-Term Bond Fund	139,218	130,795	62,858	229,318
Ivy Managed International Opportunities Fund	—	75,070	—	85,646
Ivy Micro Cap Growth Fund	—	134,695	—	163,173
Ivy Mid Cap Growth Fund	—	1,028,506	—	1,324,866
Ivy Mid Cap Income Opportunities Fund	—	20,863	—	9,714
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	10,632	—	3,958
Ivy Municipal High Income Fund	—	47,271	—	27,830
Ivy Small Cap Growth Fund	—	221,434	—	326,176
Ivy Small Cap Value Fund	—	171,124	—	192,796
Ivy Tax-Managed Equity Fund	—	17,658	—	9,317
Ivy Value Fund	—	86,240	—	129,623

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	11,375	$120,680	28,922	$ 307,839	5,692	$ 80,557	18,511	$ 266,897
Class B	71	749	175	1,860	37	465	208	2,579
Class C	425	4,493	1,539	16,374	761	9,569	3,240	41,788
Class E	30	321	69	734	109	1,545	204	2,936
Class I	262	2,783	624	6,644	1,711	26,836	12,325	197,611
Class R	19	200	8	86	32	439	62	916
Class R6	16	171	158	1,680	2,733	43,024	293	4,717
Class Y	33	355	256	2,730	2,575	39,700	3,244	49,873
Shares issued in reinvestment of distributions to shareholders:								
Class A	785	8,310	1,372	14,619	—	—	3,019	41,836
Class B	4	37	8	87	—	—	63	759
Class C	17	177	29	312	—	—	850	10,497
Class E	4	43	8	85	—	—	45	617
Class I	7	78	11	113	—	—	885	13,448
Class R	—*	2	—*	—*	—	—	7	103
Class R6	2	17	2	18	—	—	15	235
Class Y	3	30	6	63	—	—	348	5,153
Shares redeemed:								
Class A	(9,274)	(98,263)	(19,535)	(208,063)	(6,568)	(93,065)	(14,341)	(208,572)
Class B	(109)	(1,150)	(261)	(2,777)	(109)	(1,346)	(236)	(2,958)
Class C	(501)	(5,326)	(1,036)	(11,033)	(1,691)	(21,300)	(2,840)	(36,535)
Class E	(40)	(422)	(67)	(716)	(65)	(928)	(62)	(903)
Class I	(229)	(2,425)	(367)	(3,909)	(2,773)	(43,018)	(8,295)	(132,888)
Class R	(1)	(6)	—*	—*	(11)	(150)	(31)	(445)
Class R6	(7)	(73)	(28)	(296)	(193)	(2,964)	(48)	(743)
Class Y	(69)	(734)	(256)	(2,722)	(1,264)	(19,097)	(1,274)	(19,459)
Net increase	2,823	$ 30,047	11,637	$ 123,728	976	$ 20,267	16,192	$ 237,462

* Not shown due to rounding.

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	968	$ 15,961	4,533	$ 79,789	1,447	$ 27,835	4,757	$ 97,124
Class B	1	8	7	109	6	123	59	1,186
Class C	14	218	216	3,523	119	2,247	725	14,494
Class E	5	80	20	364	22	415	54	1,093
Class I	35	584	379	6,891	73	1,375	1,797	38,196
Class R	—*	8	—*	8	2	38	—	—
Class R6	2	40	118	2,213	8	148	25	515
Class Y	7	111	35	618	22	421	75	1,521
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	51	954	1,727	33,227
Class B	—	—	—	—	—	—	54	1,024
Class C	—	—	—	—	—*	5	237	4,495
Class E	—	—	—	—	1	14	28	530
Class I	—	—	—	—	3	51	61	1,179
Class R	—	—	—	—	—	—	—	—
Class R6	—	—	—	—	—*	2	1	21
Class Y	—	—	—	—	1	28	56	1,088
Shares redeemed:								
Class A	(3,126)	(51,382)	(5,568)	(96,602)	(2,115)	(40,633)	(4,410)	(90,071)
Class B	(30)	(461)	(111)	(1,809)	(100)	(1,898)	(132)	(2,618)
Class C	(151)	(2,331)	(421)	(6,849)	(366)	(6,953)	(461)	(9,220)
Class E	(12)	(189)	(20)	(363)	(25)	(472)	(26)	(533)
Class I	(75)	(1,261)	(475)	(8,447)	(96)	(1,840)	(1,640)	(34,928)
Class R	—*	(2)	—	—	—	—	—	—
Class R6	(7)	(125)	(39)	(667)	(4)	(76)	(3)	(54)
Class Y	(41)	(701)	(112)	(1,937)	(81)	(1,571)	(161)	(3,271)
Net increase (decrease)	(2,410)	$ (39,442)	(1,438)	$ (23,159)	(1,032)	$(19,787)	2,823	$ 54,998

	Ivy Emerging Markets Equity Fund				Ivy European Opportunities Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,173	$ 83,107	5,032	$ 78,482	1,333	$ 39,634	1,289	$ 37,351
Class B	31	398	13	166	4	109	7	177
Class C	637	8,914	224	3,064	109	3,089	71	1,937
Class E	—	—	—	—	—	—	—	—
Class I	7,968	130,758	818	13,262	974	28,851	169	4,986
Class R	136	2,111	14	216	1	17	—*	4
Class R6	112	1,811	451	7,576	9	278	78	2,295
Class Y	985	16,799	124	2,011	94	2,861	418	12,041
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	217	3,297	—	—	89	2,467
Class B	—	—	—	—	—	—	—*	5
Class C	—	—	3	35	—	—	3	76
Class E	—	—	—*	1	—	—	—*	2
Class I	—	—	81	1,259	—	—	21	570
Class R	—	—	—*	1	—	—	—*	—*
Class R6	—	—	3	56	—	—	1	34
Class Y	—	—	5	81	—	—	1	27
Shares redeemed:								
Class A	(4,415)	(68,391)	(13,724)	(213,816)	(558)	(16,456)	(1,747)	(50,218)
Class B	(81)	(1,048)	(262)	(3,414)	(15)	(425)	(38)	(1,016)
Class C	(348)	(4,689)	(1,072)	(14,622)	(50)	(1,400)	(106)	(2,887)
Class E	—	—	—	—	—	—	—	—
Class I	(7,241)	(116,023)	(2,780)	(44,731)	(212)	(6,294)	(282)	(8,220)
Class R	(4)	(56)	(3)	(46)	—*	(2)	—*	—*
Class R6	(57)	(874)	(67)	(1,065)	(4)	(110)	(18)	(522)
Class Y	(1,066)	(15,066)	(238)	(3,758)	(86)	(2,443)	(433)	(12,168)
Net increase (decrease)	1,830	$ 37,751	(11,161)	$(171,945)	1,599	$ 47,709	(477)	$(13,059)

Not shown due to rounding.

	Ivy Global Bond Fund				Ivy Global Equity Income Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,154	$ 20,611	6,962	$ 69,534	2,825	$ 37,149	8,630	$ 114,528
Class B	7	68	89	898	10	137	138	1,879
Class C	192	1,843	1,115	11,202	221	2,909	1,108	14,959
Class I	559	5,329	2,612	26,274	63	831	2,872	39,292
Class R	3	26	23	224	—*	—*	—*	2
Class R6	11	109	32	319	12	165	116	1,558
Class Y	66	631	353	3,535	15	196	662	9,104
Shares issued in reinvestment of distributions to shareholders:								
Class A	204	1,950	569	5,640	372	4,799	865	11,307
Class B	3	30	12	114	1	9	2	22
Class C	19	179	65	648	10	123	16	204
Class I	48	463	155	1,534	5	63	20	258
Class R	—*	2	—*	5	—*	—*	—*	—*
Class R6	—*	1	—*	1	2	29	4	49
Class Y	6	59	24	243	1	9	1	18
Shares redeemed:								
Class A	(4,671)	(44,367)	(7,768)	(76,932)	(2,311)	(30,387)	(4,338)	(57,955)
Class B	(154)	(1,461)	(181)	(1,779)	(4)	(57)	(137)	(1,871)
Class C	(678)	(6,460)	(1,294)	(12,766)	(60)	(787)	(728)	(9,939)
Class I	(1,783)	(17,029)	(2,932)	(28,856)	(74)	(917)	(2,380)	(32,434)
Class R	(3)	(31)	(6)	(59)	—*	(1)	—*	(1)
Class R6	(1)	(11)	(2)	(21)	(6)	(72)	(24)	(305)
Class Y	(270)	(2,540)	(591)	(5,716)	(8)	(102)	(638)	(8,776)
Net increase (decrease)	**(4,288)**	**$(40,598)**	**(763)**	**$ (5,958)**	**1,074**	**$ 14,096**	**6,189**	**$ 81,899**

	Ivy Global Growth Fund				Ivy Global Income Allocation Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,219	$ 51,649	3,159	$131,190	6,071	$ 91,959	17,412	$ 270,113
Class B	7	248	28	1,044	6	91	39	596
Class C	52	1,941	118	4,366	421	6,249	3,007	45,764
Class E	—	—	3	128	15	226	30	461
Class I	627	27,149	662	27,895	1,660	25,395	3,490	55,050
Class R	19	780	31	1,309	—*	2	—*	8
Class R6	4	197	66	2,804	14	211	124	1,979
Class Y	138	5,801	239	10,043	10	149	79	1,233
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	118	4,771	906	13,554	1,416	21,836
Class B	—	—	1	50	5	76	10	160
Class C	—	—	9	327	50	743	77	1,170
Class E	—	—	—*	2	4	56	7	103
Class I	—	—	25	1,035	71	1,059	137	2,128
Class R	—	—	—*	7	—	—	—	—
Class R6	—	—	1	33	2	36	3	43
Class Y	—	—	4	148	3	38	11	182
Shares redeemed:								
Class A	(1,409)	(59,844)	(1,970)	(82,044)	(4,855)	(73,072)	(8,082)	(124,566)
Class B	(34)	(1,269)	(58)	(2,158)	(51)	(760)	(113)	(1,719)
Class C	(92)	(3,450)	(184)	(6,833)	(437)	(6,562)	(1,633)	(24,314)
Class E	—	—	(3)	(128)	(12)	(184)	(24)	(365)
Class I	(433)	(18,704)	(483)	(20,301)	(435)	(6,557)	(3,053)	(46,649)
Class R	(6)	(233)	(21)	(868)	—	—	—	—
Class R6	(4)	(151)	(8)	(335)	(5)	(74)	(12)	(191)
Class Y	(118)	(5,079)	(257)	(10,614)	(70)	(1,044)	(365)	(5,538)
Net increase (decrease)	**(30)**	**$ (965)**	**1,480**	**$ 61,871**	**3,373**	**$ 51,591**	**12,560**	**$ 197,484**

** Not shown due to rounding.*

| | Ivy High Income Fund | | | | Ivy International Core Equity Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	41,823	$ 331,867	119,706	$ 1,020,573	22,238	$ 401,077	31,768	$ 594,509
Class B	206	1,626	512	4,338	95	1,532	206	3,601
Class C	12,060	96,063	49,207	419,101	6,477	105,078	4,549	75,594
Class E	106	839	246	2,081	52	940	59	1,125
Class I	41,710	330,372	244,300	2,083,688	38,429	694,281	40,214	745,987
Class R	1,669	13,279	4,369	37,218	715	12,861	787	14,630
Class R6	1,761	14,068	1,744	14,314	8,447	154,088	1,246	22,559
Class Y	11,982	95,228	53,561	453,614	8,272	148,989	24,856	443,115
Shares issued in reinvestment of distributions to shareholders:								
Class A	11,607	91,424	31,348	262,970	—	—	7,185	123,144
Class B	393	3,096	1,058	8,843	—	—	86	1,314
Class C	4,972	39,180	13,254	110,843	—	—	807	12,400
Class E	43	336	98	821	—	—	29	491
Class I	8,494	66,989	24,864	208,715	—	—	5,379	92,632
Class R	262	2,059	460	3,820	—	—	67	1,152
Class R6	88	689	44	362	—	—	32	549
Class Y	2,348	18,529	7,759	65,171	—	—	1,352	23,330
Shares redeemed:								
Class A	(74,370)	(586,784)	(264,430)	(2,248,615)	(9,672)	(172,470)	(15,561)	(292,844)
Class B	(2,320)	(18,394)	(3,968)	(33,430)	(130)	(2,074)	(229)	(3,868)
Class C	(36,011)	(284,920)	(81,869)	(686,963)	(879)	(13,904)	(1,663)	(27,663)
Class E	(167)	(1,312)	(256)	(2,140)	(18)	(324)	(38)	(717)
Class I	(100,637)	(796,410)	(423,122)	(3,591,356)	(9,685)	(172,348)	(12,568)	(233,911)
Class R	(703)	(5,560)	(1,096)	(9,133)	(101)	(1,786)	(47)	(895)
Class R6	(778)	(6,125)	(164)	(1,339)	(392)	(6,777)	(114)	(2,055)
Class Y	(34,785)	(274,966)	(98,822)	(831,671)	(5,498)	(99,378)	(4,990)	(90,620)
Net increase (decrease)	(110,247)	$(868,827)	(321,196)	$(2,708,175)	58,350	$1,049,785	83,412	$1,503,559

| | Ivy Large Cap Growth Fund | | | | Ivy Limited-Term Bond Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,949	$ 191,099	16,050	$ 298,906	27,803	$ 301,440	59,088	$ 644,415
Class B	90	1,413	191	3,008	50	545	138	1,505
Class C	582	9,690	1,210	19,851	3,207	34,757	6,422	69,944
Class E	89	1,712	104	1,963	83	898	133	1,458
Class I	939	18,379	11,595	226,691	2,424	26,262	3,975	43,361
Class R	154	2,886	363	6,649	42	454	49	532
Class R6	47	925	316	6,224	26	282	394	4,298
Class Y	309	6,080	1,328	24,969	133	1,439	472	5,155
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	3,719	67,420	902	9,783	1,887	20,589
Class B	—	—	51	757	3	29	7	76
Class C	—	—	317	5,029	28	302	61	671
Class E	—	—	32	578	2	22	4	46
Class I	—	—	977	18,356	24	263	54	587
Class R	—	—	108	1,917	—*	2	—*	2
Class R6	—	—	17	314	2	24	4	40
Class Y	—	—	480	8,871	11	119	28	301
Shares redeemed:								
Class A	(6,479)	(124,330)	(24,762)	(462,971)	(25,960)	(281,635)	(55,917)	(609,852)
Class B	(192)	(3,035)	(225)	(3,443)	(221)	(2,397)	(621)	(6,780)
Class C	(520)	(8,703)	(962)	(15,620)	(2,614)	(28,414)	(7,803)	(85,095)
Class E	(34)	(659)	(69)	(1,289)	(77)	(838)	(87)	(945)
Class I	(2,284)	(45,480)	(3,101)	(59,927)	(1,258)	(13,659)	(4,494)	(49,001)
Class R	(351)	(6,649)	(863)	(15,749)	(2)	(23)	(27)	(291)
Class R6	(19)	(374)	(28)	(560)	(104)	(1,126)	(92)	(1,001)
Class Y	(558)	(10,894)	(2,363)	(43,915)	(429)	(4,662)	(912)	(9,945)
Net increase	1,722	$ 32,060	4,485	$ 88,029	4,075	$ 43,867	2,763	$ 30,070

* Not shown due to rounding.

	Ivy Managed International Opportunities Fund				Ivy Micro Cap Growth Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,766	$ 18,759	3,832	$ 39,487	781	$ 19,364	2,910	$ 70,596
Class B	12	132	8	85	4	105	5	126
Class C	68	717	103	1,039	52	1,232	163	3,859
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	29	297	53	557	133	3,361	965	23,963
Class R	—	—	—	—	3	63	15	358
Class R6	N/A	N/A	N/A	N/A	24	629	132	3,233
Class Y	60	659	53	546	8	219	94	2,346
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	325	3,168	—	—	481	11,007
Class B	—	—	2	20	—	—	5	106
Class C	—	—	5	46	—	—	24	533
Class E	—	—	1	6	N/A	N/A	N/A	N/A
Class I	—	—	1	12	—	—	52	1,204
Class R	—	—	—	—	—	—	1	11
Class R6	N/A	N/A	N/A	N/A	—	—	6	132
Class Y	—	—	2	19	—	—	5	118
Shares redeemed:								
Class A	(2,681)	(28,345)	(7,531)	(77,740)	(1,470)	(36,557)	(3,148)	(75,721)
Class B	(43)	(442)	(114)	(1,150)	(10)	(239)	(48)	(1,112)
Class C	(46)	(467)	(212)	(2,143)	(66)	(1,593)	(274)	(6,402)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(51)	(562)	(18)	(184)	(292)	(7,309)	(1,419)	(34,905)
Class R	—	—	—	—	(1)	(17)	(2)	(38)
Class R6	N/A	N/A	N/A	N/A	(10)	(244)	(44)	(1,067)
Class Y	(126)	(1,354)	(47)	(482)	(20)	(523)	(118)	(2,933)
Net decrease	(1,012)	$ (10,606)	(3,537)	$ (36,714)	(864)	$(21,509)	(195)	$ (4,586)

	Ivy Mid Cap Growth Fund				Ivy Mid Cap Income Opportunities Fund			
	Six months ended 9-30-15		Year ended 3-31-15		Six months ended 9-30-15		Period from 10-1-14 to 3-31-15[(1)]	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,490	$ 126,129	12,057	$ 281,178	1,597	$ 17,217	4,902	$ 52,192
Class B	50	979	63	1,235	N/A	N/A	N/A	N/A
Class C	1,902	38,880	4,089	85,160	41	438	492	5,131
Class E	40	893	66	1,505	—	—	401	4,160
Class I	13,606	328,807	53,994	1,339,577	38	422	1,426	14,833
Class R	629	14,260	1,275	29,268	—	—	401	4,158
Class R6	1,186	28,471	1,116	26,909	19	210	448	4,671
Class Y	3,440	82,018	8,826	211,673	23	251	681	7,101
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	4,198	92,771	28	298	9	102
Class B	—	—	130	2,433	N/A	N/A	N/A	N/A
Class C	—	—	1,411	27,840	—*	3	—*	1
Class E	—	—	31	660	—	—	—	—
Class I	—	—	10,285	240,061	1	7	1	8
Class R	—	—	350	7,626	—	—	—	—
Class R6	—	—	16	377	1	5	—*	2
Class Y	—	—	2,407	55,055	1	7	—*	1
Shares redeemed:								
Class A	(6,661)	(151,699)	(38,938)	(925,023)	(540)	(5,809)	(1,067)	(11,534)
Class B	(101)	(1,940)	(253)	(5,061)	N/A	N/A	N/A	N/A
Class C	(1,686)	(34,212)	(2,952)	(61,840)	(36)	(382)	(212)	(2,283)
Class E	(18)	(395)	(31)	(702)	—	—	(200)	(2,152)
Class I	(26,411)	(640,935)	(31,181)	(761,362)	(138)	(1,441)	(657)	(7,070)
Class R	(1,023)	(23,037)	(1,895)	(43,749)	—	—	(200)	(2,150)
Class R6	(160)	(3,897)	(47)	(1,164)	(9)	(94)	(210)	(2,257)
Class Y	(5,930)	(140,393)	(10,850)	(261,658)	(4)	(39)	(300)	(3,230)
Net increase (decrease)	(15,647)	$(376,071)	14,167	$ 342,769	1,022	$ 11,093	5,915	$ 61,684

* Not shown due to rounding.

(1) Period from October 1, 2014 (commencement of operations) to March 31, 2015.

| | Ivy Money Market Fund | | | | Ivy Municipal Bond Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	93,387	$ 93,387	139,621	$ 139,621	2,545	$ 30,335	5,297	$ 63,416
Class B	2,836	2,836	3,443	3,443	25	303	31	375
Class C	26,674	26,674	73,295	73,295	208	2,473	629	7,532
Class E	2,043	2,043	2,639	2,639	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	69	822	300	3,592
Class Y	N/A	N/A	N/A	N/A	—	—	11	125
Shares issued in reinvestment of distributions to shareholders:								
Class A	11	11	25	25	132	1,576	251	3,003
Class B	—*	—*	1	1	1	12	2	30
Class C	3	3	6	6	14	162	27	328
Class E	—*	—*	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	4	54	5	65
Class Y	N/A	N/A	N/A	N/A	—*	3	—*	5
Shares redeemed:								
Class A	(64,555)	(64,555)	(158,165)	(158,165)	(2,298)	(27,396)	(2,949)	(35,284)
Class B	(1,268)	(1,268)	(6,070)	(6,070)	(40)	(472)	(54)	(650)
Class C	(17,932)	(17,932)	(75,175)	(75,175)	(223)	(2,665)	(420)	(5,031)
Class E	(1,478)	(1,478)	(2,746)	(2,746)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(44)	(531)	(46)	(553)
Class Y	N/A	N/A	N/A	N/A	(1)	(7)	(2)	(23)
Net increase (decrease)	39,721	$ 39,721	(23,125)	$ (23,125)	392	$ 4,669	3,082	$ 36,930

| | Ivy Municipal High Income Fund | | | | Ivy Small Cap Growth Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,490	$ 49,840	28,375	$ 148,417	2,491	$ 46,140	5,445	$ 96,695
Class B	39	206	262	1,372	22	333	23	345
Class C	3,351	17,673	10,798	56,371	462	7,453	952	14,864
Class E	N/A	N/A	N/A	N/A	36	660	75	1,327
Class I	14,580	76,565	53,531	278,745	1,082	24,515	2,888	61,921
Class R	N/A	N/A	N/A	N/A	435	7,968	836	14,750
Class R6	N/A	N/A	N/A	N/A	137	3,100	1,022	22,433
Class Y	436	2,295	6,269	32,806	1,246	27,086	2,182	45,257
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,182	6,206	2,647	13,822	—	—	1,299	22,322
Class B	24	127	56	292	—	—	56	788
Class C	498	2,616	1,084	5,660	—	—	886	13,258
Class E	N/A	N/A	N/A	N/A	—	—	20	338
Class I	1,881	9,874	3,791	19,813	—	—	465	9,703
Class R	N/A	N/A	N/A	N/A	—	—	133	2,275
Class R6	N/A	N/A	N/A	N/A	—	—	53	1,117
Class Y	68	355	153	801	—	—	653	13,108
Shares redeemed:								
Class A	(12,839)	(67,324)	(32,839)	(171,072)	(2,840)	(52,702)	(8,112)	(144,617)
Class B	(180)	(946)	(446)	(2,336)	(84)	(1,276)	(189)	(2,766)
Class C	(5,429)	(28,506)	(10,029)	(52,204)	(934)	(15,029)	(2,910)	(45,486)
Class E	N/A	N/A	N/A	N/A	(16)	(300)	(36)	(638)
Class I	(21,492)	(112,710)	(41,358)	(214,997)	(1,127)	(25,403)	(5,078)	(109,634)
Class R	N/A	N/A	N/A	N/A	(284)	(5,237)	(821)	(14,390)
Class R6	N/A	N/A	N/A	N/A	(85)	(1,926)	(123)	(2,669)
Class Y	(1,196)	(6,266)	(5,371)	(28,341)	(1,891)	(41,208)	(3,696)	(76,230)
Net increase (decrease)	(9,587)	$ (49,995)	16,923	$ 89,149	(1,350)	$(25,826)	(3,977)	$ (75,929)

* Not shown due to rounding.

| | Ivy Small Cap Value Fund | | | | Ivy Tax-Managed Equity Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	801	$ 13,648	2,980	$ 53,172	929	$ 18,283	2,003	$ 36,831
Class B	1	10	13	206	6	110	32	575
Class C	78	1,196	220	3,538	81	1,533	79	1,403
Class E	—	—	7	144	N/A	N/A	N/A	N/A
Class I	121	2,199	995	19,120	83	1,658	119	2,254
Class R	41	690	73	1,303	N/A	N/A	N/A	N/A
Class R6	23	415	196	3,803	N/A	N/A	N/A	N/A
Class Y	50	886	284	5,104	5	104	13	233
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	1,347	22,316	—	—	67	1,230
Class B	—	—	24	342	—	—	—*	5
Class C	—	—	108	1,610	—	—	2	35
Class E	—	—	1	14	N/A	N/A	N/A	N/A
Class I	—	—	170	2,973	—	—	1	21
Class R	—	—	9	147	N/A	N/A	N/A	N/A
Class R6	—	—	16	284	N/A	N/A	N/A	N/A
Class Y	—	—	30	517	—	—	1	11
Shares redeemed:								
Class A	(1,729)	(29,358)	(3,932)	(70,450)	(516)	(10,175)	(775)	(14,169)
Class B	(30)	(437)	(61)	(944)	(17)	(327)	(12)	(214)
Class C	(152)	(2,312)	(337)	(5,460)	(17)	(314)	(51)	(926)
Class E	—	—	(8)	(144)	N/A	N/A	N/A	N/A
Class I	(137)	(2,450)	(928)	(17,208)	(13)	(262)	(23)	(418)
Class R	(18)	(311)	(35)	(607)	N/A	N/A	N/A	N/A
Class R6	(11)	(205)	(30)	(542)	N/A	N/A	N/A	N/A
Class Y	(259)	(4,579)	(318)	(5,941)	(4)	(77)	(5)	(100)
Net increase (decrease)	**(1,221)**	**$(20,608)**	**824**	**$ 13,297**	**537**	**$ 10,533**	**1,451**	**$ 26,771**

| | Ivy Value Fund | | | |
| | Six months ended 9-30-15 | | Year ended 3-31-15 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,278	$ 30,411	5,707	$ 139,648
Class B	15	329	82	1,928
Class C	73	1,670	519	12,514
Class E	—	—	6	158
Class I	45	1,070	948	23,810
Class R	—*	2	—*	12
Class R6	14	328	56	1,343
Class Y	7	164	326	8,229
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	877	20,627
Class B	—	—	14	309
Class C	—	—	59	1,343
Class E	—	—	1	11
Class I	—	—	67	1,589
Class R	—	—	—*	—*
Class R6	—	—	1	21
Class Y	—	—	24	575
Shares redeemed:				
Class A	(2,381)	(56,790)	(4,413)	(107,259)
Class B	(50)	(1,130)	(140)	(3,203)
Class C	(149)	(3,421)	(226)	(5,326)
Class E	—	—	(6)	(158)
Class I	(257)	(6,168)	(610)	(14,399)
Class R	—	—	—*	(4)
Class R6	(1)	(28)	(1)	(29)
Class Y	(42)	(1,024)	(310)	(7,213)
Net increase (decrease)	**(1,448)**	**$(34,587)**	**2,981**	**$ 74,526**

* Not shown due to rounding.

12. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. As of September 30, 2015, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 769,324	$ 12,264	$ 13,566	$ (1,302)
Ivy Core Equity Fund	992,081	114,440	50,830	63,610
Ivy Cundill Global Value Fund	257,702	40,463	51,817	(11,354)
Ivy Dividend Opportunities Fund	323,478	54,427	11,704	42,723
Ivy Emerging Markets Equity Fund	491,059	47,423	59,759	(12,336)
Ivy European Opportunities Fund	221,063	18,433	13,458	4,975
Ivy Global Bond Fund	238,119	3,933	27,683	(23,750)
Ivy Global Equity Income Fund	291,756	10,387	20,967	(10,580)
Ivy Global Growth Fund	457,886	55,910	32,633	23,277
Ivy Global Income Allocation Fund	792,104	21,674	99,904	(78,230)
Ivy High Income Fund	7,150,556	45,154	784,163	(739,009)
Ivy International Core Equity Fund	4,332,015	163,082	494,394	(331,312)
Ivy Large Cap Growth Fund	1,195,316	473,283	40,099	433,184
Ivy Limited-Term Bond Fund	1,699,554	11,642	4,045	7,597
Ivy Managed International Opportunities Fund	188,571	16,634	—	16,634
Ivy Micro Cap Growth Fund	180,170	32,109	20,681	11,428
Ivy Mid Cap Growth Fund	4,026,936	678,031	512,097	165,934
Ivy Mid Cap Income Opportunities Fund	72,502	2,740	5,389	(2,649)
Ivy Money Market Fund	200,215	—	—	—
Ivy Municipal Bond Fund	167,492	11,749	745	11,004
Ivy Municipal High Income Fund	1,229,580	85,699	49,347	36,352
Ivy Small Cap Growth Fund	817,836	247,179	42,295	204,884
Ivy Small Cap Value Fund	244,683	24,528	16,918	7,610
Ivy Tax-Managed Equity Fund	73,841	15,348	2,358	12,990
Ivy Value Fund	275,080	33,092	22,000	11,092

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 16,383	$ 169	$ —	$ —	$—	$ —	$ —
Ivy Core Equity Fund	10,172	853	70,493	23,565	—	—	—
Ivy Cundill Global Value Fund	—	375	—	—	—	—	—
Ivy Dividend Opportunities Fund	8,347	1,265	36,886	18,648	—	—	—
Ivy Emerging Markets Equity Fund	4,850	4,978	—	—	—	—	—
Ivy European Opportunities Fund	3,277	—	—	—	—	3,231	—
Ivy Global Bond Fund	9,677	582	—	—	—	1,199	—
Ivy Global Equity Income Fund	8,517	772	5,103	8,438	—	—	—
Ivy Global Growth Fund	499	570	6,210	7,255	—	—	—
Ivy Global Income Allocation Fund	26,803	4,162	—	—	—	7,117	—
Ivy High Income Fund	714,539	3,164	102,306	—	—	16,409	—
Ivy International Core Equity Fund	96,423	7,357	187,458	—	—	27,940	—
Ivy Large Cap Growth Fund	—	—	110,292	50,840	—	—	1,267
Ivy Limited-Term Bond Fund	23,368	244	—	—	—	—	—
Ivy Managed International Opportunities Fund	3,332	—	—	—	—	—	153
Ivy Micro Cap Growth Fund	3,852	—	9,502	—	—	2,664	834
Ivy Mid Cap Growth Fund	43,907	47,510	430,721	120,490	—	—	—
Ivy Mid Cap Income Opportunities Fund	253	311	—	—	—	—	—

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Money Market Fund	$ 34	$ 28	$ —	$ —	$—	$ —	$—
Ivy Municipal Bond Fund	3,922	33	—	—	—	1,234	—
Ivy Municipal High Income Fund	55,643	247	—	—	—	3,580	—
Ivy Small Cap Growth Fund	—	79	67,691	48,384	—	—	—
Ivy Small Cap Value Fund	3,510	—	25,999	23,568	—	35	—
Ivy Tax-Managed Equity Fund	—	350	1,437	1,069	—	—	—
Ivy Value Fund	8,378	326	16,969	13,921	—	190	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2015:

Fund	Pre-Enactment 2016	2017	2018	2019	Post-Enactment Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$6,969	$11,988	$ —	$ —	$ —	$ —
Ivy Core Equity Fund	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	6,489	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	—
Ivy Emerging Markets Equity Fund	—	—	606	—	57,210	1,842
Ivy European Opportunities Fund	—	—	115,739	—	—	—
Ivy Global Bond Fund	—	—	—	—	232	1,961
Ivy Global Equity Income Fund	—	—	—	—	—	—
Ivy Global Growth Fund	—	—	—	—	—	—
Ivy Global Income Allocation Fund	—	—	5,466	—	—	—
Ivy High Income Fund	—	—	—	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—
Ivy Large Cap Growth Fund	—	40,265	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	—	9,936	10,001
Ivy Managed International Opportunities Fund	—	15,270	9,587	10,440	—	4,492
Ivy Micro Cap Growth Fund	—	—	—	—	433	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—
Ivy Mid Cap Income Opportunities Fund	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	33	—	—
Ivy Municipal Bond Fund	34	101	84	146	171	731
Ivy Municipal High Income Fund	—	—	—	—	8,621	1,058
Ivy Small Cap Growth Fund	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—
Ivy Value Fund	—	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $10,361 for the period ending March 31, 2016 and $4,298 for each period ending from March 31, 2017 through 2018 plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2016 through 2017 plus any unused limitations from prior years.

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Managed European/Pacific Fund was merged into Ivy Managed International Opportunities Fund as of March 17, 2014. At the time of the merger, Ivy Managed European/Pacific Fund had capital loss carryovers available to offset future gains of the Ivy Managed International Opportunities Fund. These carryovers are annually limited to $2,377 plus any unused limitations from prior years.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 10th and 11th, 2015, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund);

- Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund);

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund); and

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund) (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc. ("Lipper") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees at the August 11th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs that are calculated in basis points. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Investment Advisory Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Independent Trustees previously had discussed the asset growth of certain Funds with their independent fee consultant and independent legal counsel at the telephonic meeting in July. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During July of 2015, and as part of their regularly scheduled meetings, the Independent Trustees reviewed a substantial amount of information in connection with considering the continuation of the Investment Management Agreement currently in effect between IICO and the Funds. Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds, including performance;

2. Management fees (including any components thereof) charged by other mutual fund companies for like services;

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services;

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreement, and profit margins of IICO and its affiliates from supplying such services; and

5. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.[1]

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2015, approximately 28% of the Funds were in the top quartile of performance and 56% of the Funds were in the top two quartiles of performance. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, economic analysis and an effective trading infrastructure, and that these factors offer the Funds a reasonable expectation of strong investment and service performance over the long term.

The report further indicated that total expenses of the Funds, on average, were 8% below the average total expenses of their respective Broadridge Expense Group peers and 17% below the average total expenses for their Broadridge Expense Universes. The management fees for the Funds, were 9% below the average management fees of their respective Broadridge Expense Group peers and 12% below the average management fees for their Broadridge Expense Universes. The independent fee consultant noted that the Funds generally small account size relative to the Expense Groups introduces certain biases in the Broadridge analyses that work against the Funds in Broadridge expense comparisons and, as a result, the Broadridge findings may be considered conservative in that regard. The independent fee consultant found that within the larger Broadridge averages, the management fees and total expenses of individual Funds and share classes are reasonable relative to their performance.

---

[1] The independent fee consultant's evaluation was based on information provided by IICO, Lipper (which during the pendency of the consultant's review commenced utilizing the name "Broadridge"), other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by a Fund to IICO, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by a Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2015. Lipper report data reflects Class A shares.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that IICO's overall profitability from managing the Funds and its other operations is near the median of most similarly-sized, publicly-traded peers, but appears adequate to enable IICO to continue to provide quality support to the Funds and their shareholders. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, both of which can benefit the Funds' investors.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Funds' existing advisory agreements.

Approvals for Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11, 2015, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund (the "Funds"), to include the Funds under the Management Agreement. The Board considered and approved two investment subadvisory agreements (the "Subadvisory Agreements"). The Board also considered and approved an investment subadvisory agreement between IICO and Apollo Credit Management, LLC ("Apollo") with respect to the Funds. The Board also considered and approved an investment subadvisory agreement by and among IICO, LaSalle Investment Management Securities, LLC and LaSalle investment Management Securities B.V. (collectively, "LaSalle") with respect to Ivy Apollo Multi-Asset Income Fund. The Funds are newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Subadvisory Agreements (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Funds by IICO, LaSalle and Apollo, potential profitability of each of IICO, LaSalle and Apollo (including any fall-out benefits) from their proposed relationship with the Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Funds had not yet commenced operations, the Funds appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Funds, the cost of the services proposed to be provided by IICO, LaSalle and Apollo, including as compared to the other Funds in the Trust family and comparable funds. The Board also noted the proposed expense cap agreement, and concluded that the proposed expenses of the Funds were acceptable. The Board did not discuss possible economies of scale because the Funds had not yet commenced operations. The Board noted that it would monitor profitability once the Funds began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Funds by IICO, LaSalle and Apollo, taking into account the investment objectives and strategies of the Funds, the Board's experience with IICO and LaSalle and with respect to Apollo, the information that IICO had presented to the Board on Apollo, Apollo's prior presentation on its capabilities and global resources available to it, and other materials previously provided to the Board on the Funds. In addition, the Board reviewed the resources and key personnel of IICO, LaSalle and Apollo. The Board also considered other services proposed to be provided to the Fund by IICO based upon its current experiences with IICO, such as IICO's ability to monitor adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable laws and regulations. The Board also took into account the compliance environment at Apollo, noting that a review of Apollo's compliance environment had occurred previously. The Board concluded that the nature and extent of services to be provided by IICO, LaSalle and Apollo are reasonable, considering the quality of the services currently provided by IICO for other Funds of the Trust. The Board also discussed whether either of IICO, LaSalle or Apollo would derive any other direct or indirect benefits from serving as investment adviser or subadviser, as the case may be, to the Funds. The Board considered the benefits that would accrue to IICO, LaSalle and Apollo from their relationship with the Funds, including the fact that a variety of services for the Funds were proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that none of IICO, LaSalle or Apollo or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreements for the Funds.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.